

Annual Report to Stockholders
Pursuant to Section 14a-3 of the Securities Exchange Act of 1934

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-56044

_____

Coronado Global Resources Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**83-1780608**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Level 33, Central Plaza One, 345 Queen Street	
Brisbane, Queensland, Australia,	**4000**
(Address of principal executive offices)	(Zip Code)

(61) 7 3031 7777

(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
None	None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, par value $0.01 per share	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The registrant's common stock is publicly traded on the Australian Securities Exchange in the form of CHESS Depositary Interests, or CDIs, convertible at the option of the holders into shares of the registrant's common stock on a 10-for-1 basis. The aggregate market value of the registrant's common stock, par value $0.01 per share, in the form of CDIs, held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate), computed by reference to the price at which the CDIs were last sold on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the Australian Securities Exchange, was $73,682,480.

The total number of shares of the registrant's common stock, par value $0.01 per share, outstanding on December 31, 2025, including shares of common stock underlying the issued and outstanding CDIs, was 167,645,373.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the registrant's 2026 annual general meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Documents incorporated by reference in this report are listed in the Exhibit Index of this Annual Report on Form 10-K.



Steel starts **here.**

Annual Report on Form 10-K for the year ended December 31, 2025.

TABLE OF CONTENTS

EXPLANATORY NOTE

Unless otherwise noted, or the context indicates otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," "Company," or "Coronado" refer to Coronado Global Resources Inc. and its consolidated subsidiaries and associates.

All production and sales volumes contained in this Annual Report on Form 10-K are expressed in metric tons, or Mt, millions of metric tons, or MMt, or millions of metric tons per annum, or MMtpa, except where otherwise stated. One Mt (1,000 kilograms) is equal to 2,204.62 pounds and is equivalent to 1.10231 short tons. A short ton is equivalent to 2,000 pounds. In addition, all dollar amounts contained herein are expressed in United States dollars, or US$, except where otherwise stated. References to "A$" are references to Australian dollars, the lawful currency of the Commonwealth of Australia, or the Commonwealth. Some numerical figures included in this Annual Report on Form 10-K have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not equal the sum of the figures that precede them.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations, financial performance and condition, the coal, steel and other industries, as well as our plans, objectives and expectations for our business, operations, financial performance and condition. Forward-looking statements may be identified by words such as "may," "could," "believes," "estimates," "expects," "intends," "plans," "anticipate," "forecast," "outlook," "target," "likely," "considers" and other similar words.

Any forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause actual results, performance, events or outcomes to differ materially from the results, performance, events or outcomes expressed or anticipated in these statements, many of which are beyond our control. Such forward-looking statements are based on an assessment of present economic and operating conditions using a number of best estimate assumptions regarding future events and actions. These factors are difficult to accurately predict and may be beyond our control. Factors that could affect our results, our announced plans or an investment in our securities include, but are not limited to:

- the prices we receive for our coal;

- our ability to generate sufficient cash to service our indebtedness and other obligations;

- our ability to provide appropriate financial assurances for our obligations under applicable laws and regulations, including our ability to provide applicable surety of Curragh's Estimated Rehabilitation Cost under the Financial Provisioning Scheme;

- risks unique to international mining and trading operations, including any changes in tariffs or tariff policies and other barriers to trade. For example, during 2025, the U.S. government announced a variety of baseline and other tariffs on certain imports from certain countries, including a 50% tariff on steel imports. These developments have led to increased volatility in global supply chains, financial markets and international trade policies;

- uncertainty in global economic conditions, including the extent, duration and impact of ongoing civil unrest and wars, as well as risks related to government actions with respect to trade agreements, treaties or policies;

- a decrease in the availability or increase in costs of labor, key supplies, capital equipment or commodities, such as diesel fuel, steel, explosives and tires, as the result of inflationary pressures or otherwise;

- the extensive forms of taxation that our mining operations are subject to, and future tax regulations and developments;

- concerns about the environmental impacts of coal combustion and greenhouse gas, or GHG, emissions, relating to mining activities, which could result in increased regulation of coal combustion and GHG emissions in many jurisdictions and could increase costs associated with coal production and consumption. These costs could include costs for additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs, and could significantly impact our financial condition and results of operations, affect demand for our products or our securities and reduce our access to capital and insurance markets;

- severe financial hardship, bankruptcy, temporary or permanent shutdowns or operational challenges of one or more of our major customers, including customers in the steel industry, or key suppliers/contractors, which, among other adverse effects, could lead to reduced demand for our coal, increased difficulty collecting receivables and customers and/or suppliers asserting force majeure or other reasons for not performing their contractual obligations to us;

- our indebtedness and ability to comply with the covenants and other undertakings under the agreements governing such indebtedness;

- our ability to collect payments from our customers depending on their creditworthiness, contractual performance or otherwise;

- the demand for steel products, which impacts the demand for our metallurgical, or Met, coals;

- risks inherent to mining operations which could impact the amount of coal produced, cause delays in or suspension of coal deliveries, or increase the cost of operating our business;

- the loss of, or significant reduction in, purchases by our largest customers;

- unfavorable economic and financial market conditions;

- our ability to continue acquiring and developing coal reserves that are economically recoverable;

- uncertainties in estimating our economically recoverable coal reserves;

- transportation for our coal becoming unavailable or uneconomic for our customers;

- the risk that we may be required to pay for unused capacity pursuant to the terms of our take-or-pay arrangements with rail and port operators;

- our ability to retain key personnel and attract qualified personnel;

- any failure to maintain satisfactory labor relations;

- our ability to obtain, renew or maintain permits and consents necessary for our operations;

- potential costs or liability under applicable environmental laws and regulations, including with respect to any exposure to hazardous substances caused by our operations, as well as any environmental contamination our properties may have or our operations may cause;

- extensive regulation of our mining operations and future regulations and developments;

- assumptions underlying our asset retirement obligations for reclamation and mine closures;

- any cyber-attacks or other security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us, our customers or other third parties;

- the risk that we may not recover our investments in our mining, exploration and other assets, which may require us to recognize impairment charges related to those assets;

- risks related to divestitures and acquisitions;

- the risk that diversity in interpretation and application of accounting principles in the mining industry may impact our reported financial results; and

- other risks and uncertainties described in Item 1A. "Risk Factors."

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements, as well as others made in this Annual Report on Form 10-K and hereafter in our other filings with the Securities and Exchange Commission, or SEC, and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by applicable law.

Forward-looking and other statements in this Annual Report on Form 10-K regarding our GHG reduction plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current and forward-looking GHG-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

PART I

ITEM 1. BUSINESS.

Overview

We are a recognized producer, global marketer and exporter of high-quality Met coals, supported by a diversified operating portfolio of three high-quality, long-life Met coal assets located in Australia and the United States, or U.S. Our coals are an essential ingredient in the production of steel using blast furnaces used in the manufacture of a wide range of everyday steel-based products. These steel supplies serve major segments of the global economy, including the automotive, construction, and infrastructure sectors.

Our mining operations and development projects are located in Queensland in Australia, and in Virginia, West Virginia and Pennsylvania in the U.S. Our operations in the U.S., or U.S. Operations, and our operations in Australia, or Australian Operations, are strategically located to provide access to key transportation infrastructure, enabling us to serve a diversified customer base spanning five continents.

Our Australian Operations consist of the 100%-owned Curragh producing mining property located in the Bowen Basin of Queensland, Australia. The Curragh complex is comprised of two open cut mines, Curragh North Mine and Curragh South Mine, and one underground mine, Mammoth Underground, or Mammoth. With an estimated reserve life of 20 years, the Curragh complex is a key supplier of Met coal to steelmakers in Asia, Europe and South America, contributing 10.6 MMt of saleable production for the year ended December 31, 2025.

Our U.S. Operations are comprised of two producing mining properties (Buchanan and Logan) located in the Central Appalachian region of the U.S., or CAPP, and one development mining property (Mon Valley), all of which are 100%-owned. Buchanan and Logan, with estimated reserve lives of 22 and 34 years, respectively, contributed a total of 5.3 MMt of saleable production for the year ended December 31, 2025. We recently announced that the Logan mine may be idled depending on market conditions.

In addition to Met coal, our Australian Operations sell thermal coal under a long-term, legacy contract assumed in the acquisition of Curragh to Stanwell Corporation Limited, or Stanwell, a Queensland government-owned entity and the operator of the Stanwell Power Station located near Rockhampton, Queensland, which generates approximately 10% of Queensland's electricity. Curragh also sells some thermal coal in the export market. Our U.S. Operations also produce and sell some thermal coal that is recovered in the process of mining Met coal.

Location of Australian Operations

QLD Coal Rail
Abbot Point Coal Terminal
Newlands
Dalrymple Bay Coal Terminal (DBCT)
Hay Point Coal Terminal (HPCT)
Bowen Basin
Curragh
Wiggins Island Coal
Export Terminal (WICET)
Blackwater

Location of U.S. Operations



Appalachian
Basin
West Virginia

We serve a geographically diverse customer base across a range of global markets. In 2025, the primary consumers of our seaborne Met coal were located in Asian markets, Brazil and Europe.

History and Australian Public Offering

We were founded in 2011 by our then Chief Executive Officer, and current Executive Chair, Mr. Garold Spindler, our then President and Chief Operating Officer, Mr. James Campbell, and a private equity fund affiliated with The Energy & Minerals Group, or EMG, with the intention of evaluating, acquiring and developing Met coal mining properties.

Prior to our initial public offering, Coronado Global Resources Inc. was a wholly-owned subsidiary of Coronado Group LLC. On October 23, 2018, we completed an initial public offering on the Australian Securities Exchange, or ASX, referred to herein as the Australian IPO.

Coronado Group LLC is currently owned by funds managed by EMG, which we refer to, collectively, as the EMG Group, and certain members of our management.

As of December 31, 2025, the EMG Group and management beneficially owned 50.4% of the issued and outstanding shares of our common stock through their ownership of Coronado Group LLC. The remaining 49.6% was owned by public investors in the form of CDIs traded on the ASX.

Organizational Structure

The following chart shows our current organizational structure:


GROUP STRUCTURE OF CORONADO GLOBAL RESOURCES INC.
EMG CC HC LLC (DE)
EMG Coronado II HC LLC (DE)
EMG Coronado IV Holdings LLC (DE)
Coronado Mgmt
EMG Coronado Strategic LP (DE)
17.98%
23.90%
48.22%
1.32%
8.59%
Coronado Group LLC (Delaware LLC)
ASX Investors
50.41%
49.59%
Coronado Global Resources Inc. (Delaware Corporation)
Coronado Coal Corporation (Delaware Corp.)
Coronado Australia Holdings Pty Ltd (Aust Pty Ltd)
Coronado II LLC (Delaware LLC)
Coronado Coal LLC (Delaware LLC)
Coronado IV LLC (Delaware LLC)
Coronado Finance Pty Ltd (Aust Pty Ltd)
Coronado Curragh Pty Ltd (Aust Pty Ltd)
Coronado Curragh LLC (Delaware LLC)
Metallurgical Mineral Holdings Pty Ltd (Aust Pty Ltd)
Coronado Coal II LLC (Delaware LLC)
Mon Valley Minerals LLC (Delaware LLC)
Greenbrier Minerals, LLC (Delaware LLC)
Buchanan Minerals, LLC (Delaware LLC)
Coronado VA, LLC (Delaware LLC)
Buchanan Mining Company LLC (Delaware LLC)
Curragh Coal Sales Co Pty Ltd (Aust Pty Ltd)
Curragh Queensland Mining Pty Ltd (Aust Pty Ltd)
Powhatan Mid-Vol Coal Sales, L.L.C. (Delaware LLC)
Company B Virginia LLC (Virginia LLC)

* Coronado Global Resources Inc. holds 100% ownership interest in its subsidiaries, unless otherwise stated.

Industry Overview

Types and Properties of Met Coal

Met coal is primarily used in the manufacture of coke, which is used in the steel-making process, as well as direct injection into a blast furnace as a partial replacement for coke. Approximately 0.78 ton of Met coal is required to produce one ton of steel.

Met coals are differentiated by variations in the physical and chemical properties that determine their applicable uses. While all Met coals are used primarily in steelmaking, not all Met coals have equal ability to be carbonized into coke.

Coke carbonization involves heating coal to high temperatures in the absence of oxygen. Certain coals (i.e. Met coals with coking properties) soften and form a plastic mass that swells and re-solidifies into a hard but porous solid known as coke. Coke is primarily used as both a fuel and a reducing agent in a blast furnace during the reduction of iron ore into iron, before it is converted into steel.

The key Met coal types include hard coking coal, or HCC, semi-hard coking coal, or SHCC, semi-soft coking coal, or SSCC, and pulverized coal injection, or PCI. All of these types of Met coal are used in steel production processes and are typically sub-categorized by their volatile content as low volatile content, or Low-Vol, mid volatile content or high volatile content, or High-Vol.

Importance of Met Coal

Met coal is a critical input used primarily in the manufacturing process for steel. Steel is used in a variety of applications in everyday life, including building and infrastructure construction, transportation, energy generation and industrial manufacturing. As steel has been an essential part of the expanding global economy, demand for Met coal has historically been closely tied to steel production in the world's growing economies, including China, India, Japan and Europe.

Global Coal Markets

Markets for Met and thermal coal operate relatively independently of each other. However, a degree of substitution can occur between specific thermal coals and lower ranked Met coals, as lower ranked Met coal is less suitable for the manufacture of coke but still contains thermal heating properties. When the supply of higher quality Met coals is constrained, or prices are extremely high, these "crossover" coals can be sold for higher value in Met coal markets but may retreat to thermal coal markets in times of ample Met coal supply.

In most countries in which Met and thermal coals are produced, domestic markets have emerged to take advantage of proximate sources of fuel for power generation or feedstock for coke making and industrial use. Similarly, transportation linkages have been developed to access export markets, either land borne across country borders (such as between the U.S. and Canada) or seaborne. While substantially larger volumes of coal produced on an annual basis are consumed in the country of origin, export markets — and particularly seaborne markets — tend to exhibit greater price and volume transparency than domestic markets. As a result, seaborne market prices are the most common reference point in the international Met coal market.

Typically, global seaborne markets are sub-divided into the Atlantic and Pacific basins, referencing the primary location of coal production and location of the end-customer.

Major consumers of seaborne Met coal include Japan, China, India and Europe. Met coal, and in particular HCC, is a relatively scarce product, as large-scale mineable deposits are limited to specific geographic regions located in the eastern U.S., western Canada, eastern Australia, Russia, China, Mozambique and Mongolia.

Market Demand and Trends

Met Coal

Most of the Met coal that we produce is sold, directly or indirectly, to steel producers. The steel industry's demand for Met coal is affected by several factors, including the cyclical nature of that industry's business, geopolitical stability, general economic conditions affecting demand for steel, tariffs on coal, steel and steel products, technological developments in the steelmaking process and the availability and cost of substitutes for steel, such as aluminum, composites and plastics. The seaborne Met coal market, which generates most of our business, can be significantly impacted by the availability of indigenous coal production, particularly in leading Met coal import countries such as China and India, and competition from the leading Met coal exporting countries, which include Australia, the U.S., Russia, Canada and Mongolia.

Thermal Coal

The thermal coal we produce is predominantly a byproduct of the production of Met coal. The thermal coal we produce is sold, directly or indirectly, to power stations, predominantly Stanwell, as an energy source in the generation of electricity. Demand for our thermal coal is impacted by economic conditions, environmental regulations, demand for electricity, the impact of energy efficient products, and the cost of electricity generation from alternative fuels. Our thermal coal primarily competes with alternative products or methods that can be used to generate electricity, including natural gas, oil, nuclear, hydro, wind, solar and biomass.

Segments

In accordance with Accounting Standards Codification, or ASC, Topic 280, *Segment Reporting*, we have adopted the following reporting segments:

- Australia; and

- U.S.

While "Other and Corporate" is not determined to be a reporting segment, it is disclosed for the purposes of reconciliation to our Consolidated Financial Statements.

These segments are grouped geographically and reflect how we monitor and report the results of the business to the Chief Executive Officer, who is our chief operating decision maker, or CODM. Factors affecting and differentiating the financial performance of each of these two reportable segments generally include coal quality, geology, coal marketing opportunities, mining and transportation methods and regulatory issues. We believe this method of segment reporting reflects how our business is managed, our resources are allocated, and our performance is evaluated. The two segments consist of similar operating activities as each segment produces similar products.

Overview of Operations

Australian Operations—Curragh

Curragh is located in Queensland's Bowen Basin, one of the world's premier Met coal-producing regions. Curragh has been operating since 1983, and produces a variety of high-quality, low-ash Met coal products. We believe our HCC product is recognized by steelmakers for its low-ash content, consistency of quality and favorable coking attributes. We believe that our SHCC and SSCC products are similarly valued, in particular for their low wall pressure, which makes them suitable for stamp charging coke ovens, and Curragh's PCI coal is recognized by steelmakers for its low phosphorus and sulfur content. These Met coal products are exported globally to a diverse customer base located primarily in Asia. Curragh also produces thermal coal, which is primarily sold domestically under a long-term contract with Stanwell, with a limited amount of such thermal coal being exported.

Revenues from our Australian Operations represented 60.8% of our total revenue for the year ended December 31, 2025. See Item 2. "Properties" for more information regarding Curragh.

Coal revenues split by Met and thermal for our Australian Operations were as follows:



For the year ended December 31, 2025, 67.0% of the total volume of coal sold by our Australian Operations was Met coal and 33.0% was thermal coal, the majority of which was sold to Stanwell. The majority of customers purchase multiple grades of products and have purchased Curragh coal continuously through all stages of the coal/commodity pricing cycle. Curragh's Met coal is typically sold on annual contracts negotiated by our global marketing team, with pricing agreed to bilaterally or with reference to benchmark indices or spot indices. Our Australian Operations have maintained a high level of contract coverage against planned production. In 2025, substantially all of Curragh's Met coal export sales were made under term contracts. For the year ended December 31, 2025, Curragh sold 6.9 MMt of Met coal into the seaborne coal markets.

U.S. Operations—Buchanan and Logan

Our producing mining properties in the U.S. are located in the CAPP region, specifically in Virginia and West Virginia, which is a highly developed and active coal-producing region. Met coal produced by our U.S. Operations is consumed regionally by North American steel producers or exported by seaborne transportation to steel producers (primarily in Asia, Europe and South America). The U.S. Operations also produce small quantities of thermal coal that is extracted in the process of mining Met coal, which is sold to global export markets. We believe Met coal from the CAPP region is highly regarded by many steelmakers due to its generally low-ash and sulfur content, which support efficient coke production and blast furnace operations. Our U.S. Operations offer a range of Met coal products, with significant production of HCC, including Low-Vol, High-Vol A (or HVA), High-Vol B (or HVB), and High-Vol A-B (or HVA-B).

Sales from our U.S. Operations to export markets are typically priced with reference to a coal benchmark index. When we sell our seaborne coal through intermediaries Free on Rail (an industry standard commercial term which means the buyer assumes transportation costs and risk once the product is loaded onto rail), or FOR, the realized price we report on FOR sales does not include transportation to the seaborne port or costs to transload into a vessel. Consistent with seaborne sales, sales to North American customers are generally sold on a FOR basis where the customer arranges for and incurs the cost of transportation to their facility.

A portion of our sales is sold to North American steel and coke producers on annual contracts at fixed prices that do not fluctuate with the benchmark index. The fixed-price nature of these annual contracts provides us with visibility on our future revenues, as compared to spot sales or sales priced with reference to a coal benchmark index. During periods of stable and rising prices, we strive to take advantage of the spot market. Spot export contracts are negotiated throughout the year.

Revenues from our U.S. Operations, in the aggregate, represented 39.2% of our total revenue for the year ended December 31, 2025. Coal revenues split by Met and thermal for our U.S. Operations were as follows:



FY25 Coal revenue mix - U.S. Operations

■ Met ■ Thermal

For the year ended December 31, 2025, 92.4% of the total volume of coal sold by our U.S. Operations was Met coal and 7.6% was thermal coal. We sold 66.5% of total Met coal from our U.S. Operations into the seaborne Met coal markets for the year ended December 31, 2025.

See Item 2. "Properties" for more information regarding Buchanan, Logan and the other mining properties that comprise our U.S. Operations.

Competitive Strengths

Large scale and long-life operating assets with substantial resource base

We own and operate a portfolio of long-life assets across Australia and the U.S., with an average implied mine life for our producing mines of approximately 22 years based on marketable reserves as of December 31, 2025, and 2025 total saleable production.

Importantly, we have 100% ownership over all of our operating mines, allowing us full control over all strategic decisions. This control adds value throughout the cycle and allows us to react swiftly and decisively to changes in global market demands.

We had reserves of 478 MMt and a substantial resource base of 491 MMt (exclusive of reserves) as of December 31, 2025.[1]



[1] Charts reflect reserves and resources as at December 31, 2025 in MMt. Rounding has been applied. Coal resources are exclusive of coal reserves. Australian resources are reported on a 5.3% in-situ moisture basis. U.S. resources are reported on a dry basis. Reserve life is calculated as marketable reserves divided by 2025 total saleable production for Coronado's operating assets for the year ended December 31, 2025. Refer to Item 2. "Properties."

Diversified by geography, producing mines, product and customer base

We operate a geographically diversified producing asset base in Australia and the U.S., supported by access to multiple transportation infrastructure options, including key rail and port infrastructure necessary for both the seaborne export and domestic markets. We have access to the key major markets in both the Atlantic and Pacific basins, and our wide footprint provides flexibility to meet shifting global demand.

Our Met coal production is diversified across high-quality products. Our Australian Operations produce HCC, SCC, and PCI coal.

We have a dedicated global marketing team that generates direct sales for our coal. We sell most of our coal to end users, either directly or through intermediaries, such as brokers.

Our customer base spans across the full spectrum of key global markets. We sell directly to a number of large, high-quality and well-known companies in the steel industry. Many of our core customers have been longstanding customers and source our products as essential base feed, which translates into a long history of contract renewal for such customers. We are a key supplier to tier one steel mills in Japan, South Korea, Taiwan, India, Europe, Brazil, North America and China. The majority of our sales are made under contracts with terms of typically one year or on a spot basis.

Given the quality of our diverse customer base, we believe the demand for our products is fundamentally insulated across all stages of the commodity cycle. This flexibility provides us the ability to take advantage of favorable market pricing as and where it arises.

We believe our geographic diversity provides a competitive advantage by allowing us to sell multiple products to our customers in multiple countries. This allows the sales team to leverage its relationships to provide value-added solutions, including blends with third parties.

2025 Coronado's key coal trade flows



The below charts show our export and domestic sales split by volume as of December 31, 2025, 2024 and 2023:

Sales volume by export and domestic coal sales



The below charts show Met product ranges by volume sold for our Australian Operations and our U.S. Operations for the year ended December 31, 2025.



Sales of Met coal represented 91.6% of our total coal revenues for the year ended December 31, 2025. Most of the Met coal that we produce is sold, directly or indirectly, to steel producers.

Sales of thermal coal represented 8.4% of our total coal revenues for the year ended December 31, 2025.

Optimization of our existing assets and continued investment in accretive organic growth projects are our key strategic focus areas

We have completed significant organic growth projects at both Buchanan and Curragh.

At Curragh, the Mammoth mine commenced its first coal production in December 2024. The mine utilizes a bord-and-pillar mining method that leverages Curragh's existing infrastructure and required low capital expenditures for startup. At Mammoth, all three continuous miners are fully operational, and as of December 31, 2025, it had three production panels in operation, each of which was continuing to ramp up. Full production is expected to be achieved in 2026 and expected to provide approximately 1.5 MMt to 2.0 MMt per annum of saleable production. Mammoth is targeting coal volumes that can be accessed at a relatively low cost which is below the cost of open cut production, which is expected to deliver cost reductions for the entire Curragh operation on a per Mt basis as production increases. Integration with existing on-site processing, logistics, and control systems is expected to further support operational efficiencies and enhance the reliability of Curragh's overall production.

At Buchanan, a capital expansion project designed to alleviate operational bottlenecks and boost productivity was successfully completed in 2025. Key elements included the construction of new access roads and bridge extensions, a new surface raw coal storage area to increase on-site capacity and enable sustained higher production rates, and the installation of a second set of skips to enhance hoisting capacity to the surface. These upgrades are expected to allow Buchanan to operate at elevated throughput levels, contributing to improved productivity and long-term performance.

These completed projects underscore our commitment to disciplined, low-capital-intensity organic growth, positioning the Company for enhanced volumes, cost efficiencies, and margin improvement.

Competition

We operate in a highly competitive environment and we compete with domestic and international coal producers, traders and brokers. We compete based on coal quality and characteristics, price, customer service and support and reliability of supply. Demand for Met coal and the prices that we are able to obtain for our Met coal are determined predominantly by global markets, which are affected by numerous factors beyond our control, including but not limited to:

- general global, regional and local economic activity;

- changes in demand for steel and energy;

- tariffs imposed by countries, including the U.S. and Australia, on the import of certain steel products and any retaliatory tariffs by other countries;

- industrial production levels;

- short-term constraints, including adverse weather conditions;

- changes in the supply of seaborne coal;

- technological changes;

- changes in international freight or other transportation infrastructure rates and costs;

- the costs of other commodities and substitutes for coal;

- market changes in coal quality requirements;

- government regulations which restrict, or increase the cost of, using coal; and

- tax impositions on the resources industry.

In addition, coal prices are highly dependent on the outlook for coal consumption in large Asian economies, such as China, Japan, South Korea and India, as well as any changes in government policy regarding coal or energy in those countries.

In developing our business plan and operating budget, we make certain assumptions regarding future Met coal prices, coal demand and coal supply. The prices we receive for our Met coal depend on numerous market factors beyond our control. Accordingly, some underlying coal price assumptions relied on by us may materially change and actual coal prices and demand may differ materially from those expected. Our business, operating and financial performance, including cash flows and asset values, may be materially and adversely affected by short-term or long-term volatility in the prevailing prices of our products.

Competition in the coal industry is based on many factors, including, among others, world supply price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability, brand name and diversified operations. We are subject to competition from producers in Australia, the U.S., Canada, Russia, Mongolia and other coal producing countries. See Item 1A. "Risk Factors—We face increasing competition, which could adversely affect profitability."

Information Regarding Major Customers

We are well-positioned in key Asian markets (Japan, South Korea and India) as sales to direct end users in the region represented 50.0% of our total revenue, including Tata Steel Limited and TS Global Procurement Company Pte Ltd, collectively Tata Steel, which accounted for 18.2% of total revenue in 2025.

The charts below show our direct sales by geographic region in 2025 and our sales by customers in 2024 and 2025.





Tata Steel

Our U.S. Operations and Australian Operations are parties to Long Term Coal Sale and Purchase Agreements, or Long Term Agreements, with Tata Steel with contract terms ending March 31, 2028. These Long Term Agreements provide for the sale of a minimum aggregate total of 2.5 MMt of coal per contract year, consisting of certain specific quantities of HCC and PCI. The coal is sold FOB priced with reference to benchmark indices and the agreements contain industry standard terms and conditions with respect to delivery, transportation, inspection, assignment, taxes and performance failure.

Stanwell

Coronado Curragh Pty Ltd, or CCPL, a subsidiary of the Company, is party to the Amended Coal Supply Agreement, or the ACSA, with Stanwell that we inherited upon our acquisition of the complex in 2018. We are also party to the New Coal Supply Deed, or the Supply Deed, which was entered into in consideration for the mining rights at Curragh North.

Under the ACSA, we deliver thermal coal from Curragh to Stanwell at an agreed price and quantity. Stanwell may vary the quantity of thermal coal purchased each year so the total quantity to be delivered to Stanwell each year cannot be precisely forecast. The coal that we supply to Stanwell constitutes the majority of the thermal coal production from Curragh. Our cost of supplying coal to Stanwell has been greater than the contracted price paid by Stanwell during the year ended December 31, 2025 and for prior years.

Under the ACSA, we shared part of the revenue earned from export coal sales from particular tenements (as described below) with Stanwell through various rebates. Pursuant to the terms of the Second Amendment, as described below, these rebates were waived from January 1, 2026.

The total Stanwell rebate for the year ended December 31, 2025, was $100.5 million and has been included in the Consolidated Statements of Operations and Comprehensive Income included elsewhere in this Annual Report on Form 10-K.

The Supply Deed grants us the right to mine the coal reserves in the Stanwell Reserved Area, or the SRA. In exchange, we entered into the New Coal Supply Agreement, or the NCSA, with Stanwell, that will commence upon the expiration of the ACSA (which is expected to occur in the first half of 2027 based on estimated volume remaining to be delivered). Under the NCSA, Coronado will supply thermal coal to Stanwell at a fixed contract price that varies in accordance with agreed formulae, inclusive of all statutory charges and royalties in respect of coal sold and delivered under the NCSA. The supply term, the contract tonnage and the contract price under the NCSA are subject to adjustment in accordance with a financial model agreed between Stanwell and us.

In summary, we agreed that the total value of the discount received by Stanwell on coal supplied to it under the NCSA should (by the expiration of the NCSA) be equal to the net present value of $155.2 million (A$210.0 million) as at the date of the Supply Deed, using a contractual pre-tax discount rate of 13% per annum. The carrying amount of the deferred consideration was $346.8 million as of December 31, 2025.

As part of the NCSA, Coronado and Stanwell entered into an Option Coal Supply Agreement, or the OCSA, in respect of the supply of certain additional coal to Stanwell during the term of the NCSA. Thermal coal supplied to Stanwell under the OCSA will be at the higher of cost or market value at the time of sale.

On June 10, 2025, we entered into a Deed of Amendment with Stanwell, or the First Amendment, and amended the NCSA whereby Stanwell provided approximately $150.0 million of near-term liquidity to us in exchange for the supply of additional tonnage of thermal coal under the NCSA.

The First Amendment included a $75.0 million (A$116.1 million) prepayment on completion, and a rebate waiver and deferral from April 2025 to December 2025 of $67.2 million (A$103.1 million), both of which will be settled through reduction of the gross proceeds to be received on the physical delivery of up to 0.8 MMtpa of thermal coal to Stanwell, during the first five years of the term of the NCSA, or until such time as the obligation is fully settled. This contract liability bears interest of 13% per annum.

On November 27, 2025, we completed a refinancing of our existing senior secured asset-based revolving credit agreement through a new facility with an aggregate principal amount up to $265.0 million (A$406.6 million), or the ABL Facility, with Stanwell, which was fully drawn on completion. Availability under the ABL Facility is limited to an eligible borrowing base, which is determined by applying customary advance rates to eligible accounts receivable and inventory. Refer to Item 8. "Financial Statements and Supplementary Data—Note 15. Interest Bearing Liabilities" for further information.

Additionally, on November 27, 2025, we and Stanwell entered into the Deed of Amendment (No. 2) with Stanwell, or the Second Amendment, that, among other matters, amended the terms of the existing ACSA and the NCSA, by providing for:

- a waiver of rebate amounts that would have otherwise been payable by us from January 1, 2026 until the final delivery date under the ACSA, which date is expected to occur in the first half of 2027;

- the deferral of our obligations to deliver certain values of coal to Stanwell for prepaid amounts under the First Amendment and amounts to which Stanwell is otherwise entitled in relation to the SRA deferred consideration, or the Deferred Amounts;

- prepayments by Stanwell to us in relation to its future annual nominated contract tonnage under the ACSA and the NCSA equal the difference between the current contracted prices under these arrangements and an agreed fixed price (roughly equivalent to market prices at the time of the Second Amendment), or the ACSA Prepayments and the NCSA Prepayments. Stanwell's obligation to make the ACSA Prepayments and the NCSA Prepayments are subject to certain liquidity tests. More specifically, Stanwell (i) will advance all of the relevant prepayment when our monthly liquidity is below $200.0 million, (ii) will advance only half of the relevant prepayment in months when our liquidity is between $200.0 million and $250.0 million, and (iii) will not be obligated to make prepayments when our monthly liquidity is above $250.0 million; and

- an extension of the NCSA term from 2037 to 2043 and an option for Stanwell to make broader annual nominations ranging from 1.2 MMt to 2.24 MMt per year under the NCSA.

The value of the ACSA Prepayments, the NCSA Prepayments and the Deferred Amounts, or the Prepayment and Deferred Payment Balance, will be settled through delivery of coal to Stanwell in months when our liquidity exceeds $300.0 million. The Prepayment and Deferred Payment Balance bears interest at 7.5% per annum, and the total balance (including accrued interest) will be capped at 1.2 times of the Prepayment and Deferred Payment Balance until the final delivery date pursuant to the NCSA.

The Second Amendment also includes restrictions on our ability to pay distributions to shareholders (e.g., a dividend), such that we are required to maintain a minimum cash liquidity of $300.0 million following: (i) such distribution; (ii) any required repurchases of 9.250% Senior Secures Notes due 2029, or Notes, in connection with such distribution, and (iii) the payment to Stanwell of an equal or greater amount (up to a maximum of 3 times) than the distribution being used to reduce the Prepayment and Deferred Payment Balance.

The minimum cash liquidity for the purposes of paying shareholder distributions will increase to $400.0 million when the ABL Facility has been repaid in full and the Prepayment and Deferred Payment Balance is nil.

The Prepayment and Deferred Payment Balance may become repayable to Stanwell if there is an unremedied default under the ACSA and NCSA. Additionally, the rebate amounts waived from the date of the Second Amendment to the end of the ACSA are repayable if there is a change of control of the Company that occurs within two years of the date of the Second Amendment.

For further information refer to Item 8. "Financial Statements and Supplementary Data—Note 14. Contract Obligations."

See Item 1A. "Risk Factors—Risks related to our coal supply agreements with Stanwell may adversely affect our financial condition and results of operations."

Transportation

Coal produced at our mining properties is transported to customers by a combination of road, rail, barge and ship. See Item 2. "Properties" for descriptions of the transportation infrastructure available to each of our mining properties. Rail and port services are typically contracted on a long-term, take-or-pay basis in Australia, while these contracts are typically negotiated on a quarterly basis in the U.S. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information on our take-or-pay obligations.

Australian Operations

Our Australian Operations typically sell export coal FOB, with the customer paying for transportation from the outbound shipping port. The majority of Curragh's export Met coal is railed approximately 300 kilometers to the Port of Gladstone for export via two main port terminals, RG Tanna Coal Terminal, or RGTCT, and Wiggins Island Coal Export Terminal, or WICET. Curragh also has capacity available to stockpile coal at the Port of Gladstone. For sales of thermal coal to Stanwell, Stanwell is responsible for the transport of coal to the Stanwell Power Station.

Rail Services

Curragh is linked to the Blackwater rail line of the Central Queensland Coal Network, an integrated coal haulage rail system owned and operated by Aurizon Network Pty Ltd. Curragh has secured annual rail haulage capacity of up to 11.5 MMtpa (plus surge capacity) under long-term rail haulage agreements with Aurizon Operations Limited, or Aurizon Operations, and Pacific National Holdings Pty Limited, or Pacific National.

The RGTCT Coal Transport Services Agreement with Aurizon Operations is for 8.5 MMtpa of haulage capacity to RGTCT. Curragh pays a minimum monthly charge (components of which are payable on a take-or-pay basis), which is calculated with reference to the below-rail access charges, haulage/freight charges, a minimum annual tonnage charge and other charges. The RGTCT Coal Transport Services Agreement terminates on June 30, 2030.

The Coal Transport Services Agreement with Pacific National is for 1.0 MMtpa of haulage capacity to RGTCT. Curragh pays a minimum monthly charge (components of which are payable on a take-or-pay basis), which is calculated with reference to the below-rail access charges, haulage/freight charges, a minimum annual tonnage charge and other charges. The Coal Transport Services Agreement with Pacific National terminates on July 31, 2029.

The Wiggins Island Rail Project, or WIRP, Transport Services Agreement with Aurizon Operations is for 2.0 MMtpa of capacity to WICET. This contract is effectively 100% take-or-pay (for a portion of the rail haulage and all capacity access charges). The WIRP Transport Services Agreement expires on June 30, 2030.

Port Services

Curragh exports coal through two terminals at the Port of Gladstone, RGTCT and WICET. At RGTCT, Curragh and Gladstone Port Corporation Limited, or GPC, are parties to a coal handling agreement that expires on June 30, 2030. The coal handling agreement may be renewed at our request and, subject to certain conditions, GPC is required to agree to the extension if there is capacity at RGTCT to allow the extension. We currently have the right to export between 7.7 MMtpa and 8.7 MMtpa at our nomination on a take-or-pay basis.

We have a minority interest in WICET Holdings Pty Ltd, whose wholly-owned subsidiary, Wiggins Island Coal Export Terminal Pty Ltd, or WICETPL, owns WICET. Other coal producers who export coal through WICET also hold shares in WICET Holdings Pty Ltd. In addition, we and the other coal producers (or shippers) have take-or-pay agreements with WICETPL and pay a terminal handling charge to export coal through WICET, which is calculated by reference to WICET's annual operating costs, as well as finance costs associated with WICETPL's external debt facilities. Our take-or-pay agreement with WICETPL, or the WICET Take-or-Pay Agreement, provides Curragh with export capacity of 1.5 MMtpa. The WICET Take-or-Pay Agreement is an "evergreen" agreement, with rolling ten-year terms. If we inform WICETPL that we do not wish to continue to roll the term of the WICET Take-or-Pay Agreement, the term would be set at nine years and the terminal handling charge payable by us would be increased so that our proportion of WICETPL's debt is amortized to nil by the end of that nine-year term.

Under the WICET Take-or-Pay Agreement, we are obligated to pay for that capacity via terminal handling charges, whether utilized or not. The terminal handling charge payable by us can be adjusted by WICETPL if our share of WICETPL's operational and finance costs increases, including because of increased operational costs or because another shipper defaults and has its capacity reduced to nil. The terminal handling charge is subject to a financing cap set out in the terminal handling charge methodology and has already been reached and is in force. If another shipper defaults under its take-or-pay agreement, each remaining shipper is effectively proportionately liable to pay that defaulting shipper's share of WICETPL's costs going forward, in the form of increased terminal handling charges.

If we default under the WICET Take-or-Pay Agreement, we would be obligated to pay a termination payment to WICETPL. The termination payment effectively represents our proportion of WICETPL's total debt outstanding, based on the proportion of our contracted tonnage to the total contracted tonnage of shippers at WICET at the time the payment is triggered. Shippers can also become liable to pay the termination payment if there is a permanent cessation of operations at WICET. Since WICET began shipping export tonnages in April 2015, five shareholders of WICET Holdings Pty Ltd have entered into administration and their relevant take-or-pay agreements have subsequently terminated, resulting in the aggregate contracted tonnage of shippers decreasing from 27 MMtpa to 13.9 MMtpa.

Under the WICET Take-or-Pay Agreement, we are required to provide security (which is provided in the form of a bank guarantee). The amount of the security must cover our estimated liabilities as a shipper under the WICET Take-or-Pay Agreement for the following 12-month period. If we are in default under the WICET Take-or-Pay

Agreement and are subject to a termination payment, WICETPL can draw on the security and apply it to amounts owing by us. See Item 1A. "Risk Factors—Risks related to our investment in WICET may adversely affect our financial condition and results of operations" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information on our take-or-pay obligations.

U.S. Operations

Our U.S. Operations' domestic contracts are generally priced FOR at the mine with customers bearing the transportation costs from the mine to the applicable end user. For direct sales to export customers, we hold the transportation contract and are responsible for the cost to the export facility, and the export customer is responsible for the transportation/freight cost from the export facility to the destination. A portion of our U.S. Operations export sales are made through intermediaries. For these sales, the intermediary typically takes ownership of the coal as it is loaded into the railcar. The intermediary is responsible for the rail transportation and port costs.

Rail Services

Our U.S. Operations are served by Norfolk Southern Corporation, or Norfolk Southern, and CSX Transportation Inc., or CSX Transportation, railroads.

The Norfolk Southern railroad transports Buchanan's coal to Lamberts Point Coal Terminal Pier 6 and to CNX Marine Terminal for export customers and to our domestic customers either directly or indirectly via inland river dock facilities where the coal is transloaded on to barges and then transported to the customer's facilities.

The CSX Transportation railroad serves our Logan mine and transports coal to the Pier IX Terminal, CNX Marine Terminal or Dominion Terminal Associates (DTA) for export customers and either directly to the customers or to inland river dock facilities for domestic customers.

Port Services

Norfolk Southern's Lamberts Point Coal Terminal Pier 6 is the largest coal loading facility in the Northern Hemisphere, with 48 million tons of annual export capacity, and is the main terminal at Lamberts Point located in Norfolk, Virginia. Pier IX is a coal export terminal with an annual export capacity of 16 million tons located in the Port of Hampton Roads in Newport News, Virginia.

Our U.S. Operations also have alternate port access through CNX Marine Terminal, which is a transshipping terminal at the Port of Baltimore owned by Core Natural Resources Inc.

Suppliers

The principal goods we purchase in support of our mining activities are mining equipment, replacement parts, diesel fuel, natural gas, ammonium nitrate and emulsion-based explosives, off-road tires, steel-related products (including roof control materials), lubricants and electricity. As a general matter, we have many well-established, strategic relationships with our key suppliers of goods and do not believe that we are dependent on any of our individual suppliers.

We also manage and operate several major pieces of mining equipment and facilities to produce and transport coal, including, but not limited to, longwall mining systems, continuous miners, draglines, dozers, excavators, shovels, haul trucks, conveyors, coal preparation plants, or CPPs, and rail loading and blending facilities. Obtaining and repairing these major pieces of equipment and facilities often involves long lead times. We strive to extend the lives of existing equipment and facilities through maintenance practices and equipment rebuilds to defer the requirement for larger capital purchases. We use our global leverage with major suppliers to support security of supply to meet the requirements of our active mines. See Item 2. "Properties" for more information about operations at our mining properties.

We partner with contractors and other third parties for exploration, mining, and other services, generally, and the success of these relationships are important for our current operations and the advancement of our development projects. See Item 1A. "Risk Factors—Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform."

Environmental Sustainability

Overview

Met coal is an essential ingredient in the production of steel, which is a crucial material underpinning social and economic growth globally. Steel's strength and durability make it critical in the construction of major projects (including renewable energy infrastructure), transportation technology, electrical equipment, electrical vehicles, and everyday household goods.

We continue to integrate sustainability considerations into our business strategy, risk management, and operational processes and planning with a focus on safety, environmental management, community engagement and responsible corporate governance. As a business, our fundamental purpose is to maximize long-term shareholder value through providing distributions and increasing shareholder value from producing, selling and investing in Met coal.

We acknowledge the emissions-intensive cumulative impacts of mining, transportation and use of Met coal. However, as a critical player in the world's transition to renewable energy in the future, we believe Coronado has an important role in operating sustainably and responsibly.

We are focused on extracting high-quality Met coal with commitment to safe and sustainable practices. Coal mining is one of the most environmentally regulated industries in the world, and it is vital that we strive to consistently meet or exceed relevant regulatory standards.

We are subject to various environmental laws, regulations and public policies in Australia and the U.S. Managing our environment and climate change risks is a key component of our corporate strategy and it is integrated into our daily operations.

Climate-Related Risks and Opportunities

In our 2024 Group Sustainability Report, we updated our climate-related scenario. The analysis considered short-, medium- and long-term physical and transition risks and opportunities, including:

- *Physical risks*: increased frequency and severity of extreme rainfall, storms, flooding, heat events, and drought across both our Australian Operations and U.S. Operations, with potential impacts on infrastructure, production continuity, logistics and workforce safety.

- *Transition risks*: changes in market demand, regulatory changes (including carbon-pricing programs), stakeholder expectations, insurance and financing availability and emerging low-emission steelmaking technologies.

- *Opportunities*: lag in investment in non-fossil fuel steel manufacturing, potential increased demand for higher-quality Met coal and technology-driven efficiencies.

Climate-related risks deemed to have potential to prevent Coronado from achieving its strategic objectives are incorporated into our risk register, overseen by the Audit, Governance and Risk Committee and Health, Safety, Environment and Community Committee.

Decarbonization and Emissions Management

While our operations are recognized as vital contributors to the communities and economies in which we operate, we acknowledge that our mining activities create GHG emissions. The steel industry has made significant reductions in GHG emissions by improving energy efficiency and utilizing new technology.

Coronado has been tracking and disclosing GHG emissions, GHG emissions intensity and energy consumption to quantify our climate footprint since 2018.

Coronado's operational emissions profile is predominantly Scope 1 emissions. Within these Scope 1 emissions, the major source is fugitive emissions, which is the inherent gas released as a function of mining coal and diesel consumption.

We continue to develop our group-wide decarbonization roadmap, which prioritizes fugitive emissions abatement initiatives, diesel consumption reduction initiatives and renewable energy procurement options.

At our Australian Operations, we have developed an initial decarbonization strategy encompassing both our surface and underground operations providing diversification in emission reduction initiatives, enhancing resilience and adaptability in meeting our goals and regulatory requirements. Additionally, we have entered into a Power Purchase Agreement, or PPA, linking 50% of Curragh's forecasted electricity supply to a windfarm. This PPA is set to commence in 2026.

At our U.S. Operations, our focus continues on development and optimization of the Ventilated Air Methane, or VAM, Regenerative Thermal Oxidizer, or RTO, units at Buchanan with the two units in operation continuing to successfully destroy methane.

Capital Management and Cabon Pricing

Climate-related risks and opportunities form part of our capital allocation and investment evaluation processes. Proposed capital projects undergo a structured review and approval process that includes assessment of climate-related risks such as the financial impact of applicable carbon-pricing mechanisms. Carbon-pricing assumptions are incorporated into financial planning and operational modeling based on region-specific regulatory and market data.

Regulatory Impact

Increased public concern may result in additional regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect in the jurisdictions in which we operate. Any legislation that limits or taxes GHG emissions could adversely impact our growth, increase our operating costs, or reduce demand for our coal.

Our Australian Operations are subject to the Australian National Greenhouse and Energy Reporting, Safeguard Mechanism, Rule 2015, which sets emissions baselines for large facilities. In early 2025, we received approval to enter a five-year, multi-year monitoring period, or MYMP. The MYMP provides flexibility to implement planned gas pre-drainage initiatives and progress toward emissions-reduction objectives.

Additionally, federal, state and international GHG and climate change initiatives, associated regulations or other voluntary commitments to reduce GHG emissions, including the Safeguard Mechanism in Australia, could significantly increase the cost of coal production and consumption, increase costs as a result of regulations requiring the installation of emissions control technologies, increase expenses associated with the purchase of emissions reduction carbon credits to comply with future emissions trading programs, or significantly reduce coal consumption through implementation of a future clean energy standard. Such initiatives and regulations could further reduce demand or prices for our coal in both domestic and international markets, could adversely affect our ability to produce coal and to develop our reserves, could reduce the value of our coal and coal reserves, and may have a material adverse effect on our business, financial condition and results of operations.

Human Capital Disclosures

People

Our ability to attract and retain skilled, motivated and engaged employees is an essential part of our business. Investing in the skill and capabilities of our people will underwrite our long-term growth and sustainability. In both Australia and the U.S., we operate in regional locations with highly competitive labor markets. In each location, we are creating a high-performing workforce with a talent pipeline for future leaders, including succession planning for critical roles. To achieve this, we continue to create a culture that welcomes and values all people and where our core values of collaboration, accountability, respect and excellence are demonstrated in everything that we do.

Worldwide, we had 1,799 employees as of December 31, 2025. In addition, as of December 31, 2025, there were 1,859 contractors supplementing the permanent workforce, primarily at Curragh. Since we operate in areas with highly competitive labor markets, it is essential that we have a continued focus on attracting the best people, and ensuring we have programs in place to engage, develop and retain them within our business.

We continue to support initiatives to enhance our culture, increase our ability to attract and retain the workforce we need, and build safe, high-performing teams. Feedback, gathered from employees and key stakeholders through surveys, focus groups and communication forums, is used to identify gaps between current and desired cultural states so that relevant and appropriate cultural programs can be developed and implemented.

As of December 31, 2025, approximately 10.7% of our total employees, all at our Australian Operations, were covered by a single, federally-certified collective Enterprise Agreement for specified groups of mining and maintenance employees. Our U.S. Operations employ a 100% non-union labor force.

Safety

On December 18, 2025, an employee was fatally injured and operations at our Logan mine in West Virginia were temporarily suspended to allow the necessary investigations to be carried out. On January 2, 2026, following an incident at the Mammoth Underground Mine in which the employee of a contractor was fatally injured, operations at the two open cut mines at Curragh (Curragh North and Curragh South) were idled for 24 hours and operations at the Mammoth Underground Mine at Curragh were suspended.

While the contracted operator of the mine, Mammoth Underground Mine Management Pty Ltd, is continuing to work with Resources Safety and Health Queensland, or RSHQ, on its investigation into the incident, operations were permitted to recommence on February 18, 2026. Full production from the mine is expected to be restored within the first quarter of 2026 in accordance with all requirements of RSHQ.

We consider the safety of our employees and contractors to be an absolute priority. Safety is essential to all business functions and is never to be compromised, under any circumstance. The health and safety of our people is reinforced every day through our culture, behaviors, training, communication and procedures.

We manage safety and health through continuous improvement efforts and the implementation of practices and procedures that address safety risks first and in full compliance with the legal and regulatory frameworks of both the U.S. and Australia. We empower our people to consistently strive to have a safety-first mindset, and act by applying, managing and monitoring effective controls to prevent adverse outcomes with all activities and operations. Our programs are intended to reinforce our position that safety and health should always be front of mind for all employees and contractors.

Safety performance is monitored through physical observations from both internal and external parties and through the reporting of key metrics. Safety performance is assessed monthly against internal goals and on a quarterly basis is benchmarked against our peers within the mining industry.

We set targets for safety interactions which is a process where employees observe a risk behavior and provide immediate feedback if it is deemed, or has the potential to be, unsafe. This is monitored by management daily through safety meetings, site visits, employee discussions, and management observations. The process allows for greater empowerment, innovation and employee input into the mining process.

As of December 31, 2025, the 12-month rolling average Total Reportable Injury Frequency Rate, or TRIFR, for our Australian Operations was 3.62, and the 12-month rolling average Total Reportable Incident Rate, or TRIR, for our U.S. Operations was 2.30. We strive to ensure that we continue to provide a safe operating environment for all employees and contractors.

Workforce Composition

Our values (CARE – Collaboration, Accountability, Respect, Excellence) guide our policies, processes and actions as they relate to all workforce interactions and people related initiatives. As part of these values and to enable our people to excel within the workplace, we are building an inclusive workforce, where each person's viewpoint is heard, valued and respected.

We invest in training and development for both our new and long-serving employees, including graduate programs and traineeships. Our internal leadership development initiatives are intended to enhance succession planning and the transfer of skills and knowledge across our business.

Attracting and Retaining Talent

Attracting and retaining the best people is crucial to our growth and success. Talent is a valuable resource, and we actively seek individuals who are not only highly skilled but also align with our core values and goals. Since we operate in regional areas where the market for talent is highly competitive, we recognize the need for additional efforts to retain our employees. We continue to enhance our remuneration, cash benefits and other non-tangible benefits to ensure team members are appropriately recognized and rewarded.

In 2025, our total rolling turnover rate was 16.5% and 33.4% in Australia and the U.S., respectively, and our voluntary departure rolling turnover rate was 14.0% and 13.4% in Australia and the U.S., respectively. In 2024, our total rolling turnover rate was 27.7% and 17.5% in Australia and the U.S., respectively, and our voluntary departure rolling turnover rate was 18.1% and 13.2%, in Australia and the U.S., respectively.

Regulatory Matters—Australia

Our Australian Operations are regulated by the laws and regulations of the Commonwealth of Australia, or Cth, the State of Queensland, or Qld, and local jurisdictions. Most environmental laws are promulgated at the state level, but the Australian federal government has a role in approval of actions which have national environmental significance. In Queensland, the environmental laws relevant to coal mining include legislation relating to development, pollution, waste, ecosystem protection, cultural heritage and native title, land contamination and rehabilitation. In addition, the Australian federal government regulates foreign investment and export approvals.

Tenements

We control the coal mining rights at Curragh under 14 coal and infrastructure mining leases, or MLs, and three mineral development licenses, or MDLs, granted pursuant to the Mineral Resources Act 1989 (Qld), or collectively, the Tenements. See Item 2. "Properties" for more information regarding the Tenements.

Mineral Resources Act 1989 (Qld)

The Mineral Resources Act 1989 (Qld), or the MRA, and the Mineral and Energy Resources (Common Provisions) Act 2014 (Qld), together, provide for the assessment, development and utilization of mineral resources in Queensland to the maximum extent practicable, consistent with sound economic and land use management. The MRA vests ownership of minerals, with limited exceptions, in the Crown (i.e., the state government). A royalty is payable to the Crown for the right to extract minerals. The MRA creates different tenures for different mining activities, such as prospecting, exploring and mining. A ML is the most important tenure, as it permits the extraction of minerals in conjunction with other required authorities. The MRA imposes general conditions on an ML.

The MRA provides that regulations may prescribe the royalties payable in respect of minerals mined from land to the Crown. Royalty rates are prescribed under the Mineral Resources Regulation 2013 (Qld), or the MR Regulation. In relation to coal, the MR Regulation prescribes a progressive six-tier royalty rate structure, with the applicable royalty rate determined based on the average price per Mt of coal sold, disposed of, or used in the return period.

The tiers applicable in calculating the royalty payable for our Australian Operations that have been applicable since July 1, 2022 are as set out below, in each case based on the average coal price per Mt sold:

- 7% up to and including A$100 per Mt;

- 12.5% above A$100, up to and including A$150 per Mt;

- 15% above A$150, up to and including A$175 per Mt;

- 20% above A$175, up to and including A$225 per Mt;

- 30% above A$225, up to and including A$300 per Mt; and

- 40% above A$300 per Mt.

The royalty payable for coal sold, disposed of or used in a return period is then calculated by multiplying the royalty rate by the value of the coal. Queensland Revenue Office Public Ruling MRA001.4 contains details on the costs that can (and cannot) be deducted when calculating the applicable royalty and the method for determining the value of the coal. In October 2024, the MRA was amended to introduce a coal royalty rate floor, by providing that a regulation may not prescribe coal royalty rates that are lower than those prescribed from time to time, meaning that royalty tiers can only be reduced by the operation of legislation. See Item 2. "Properties" for a discussion of the royalties currently applicable to Curragh.

Environmental Protection Act 1994 (Qld)

The primary legislation regulating environmental management of mining activities in Queensland is the Environmental Protection Act 1994 (Qld), or the EP Act. Its objective is to protect Queensland's environment while allowing for development that improves the total quality of life, both now and in the future, in a way that maintains ecologically sustainable development. Under the EP Act, it is an offense to carry out a mining activity unless the person holds or is acting under an Environmental Authority, or EA, for the activity. The EA imposes conditions on each project, and it is an offense to contravene a condition of an EA. In addition to the requirements found in the conditions of an EA, each holder of an EA, or EA Holder, must also meet its general environmental duties (including its duty to notify of environmental harm) and otherwise comply with the provisions of the EP Act and the regulations promulgated thereunder. For example, the following are offenses under the EP Act:

- causing serious or material environmental harm;

- causing an environmental nuisance;

- depositing prescribed water contaminants in waters and related matters; and

- placing contaminants where environmental harm or nuisance may be caused.

Each EA Holder must also be a registered suitable operator under the EP Act. We are a registered suitable operator (RSO Number 293585).

We hold EA EPML00643713, which authorizes the open cut and underground mining of black coal, mineral processing, chemical storage, waste disposal and sewage treatment over the 14 MLs at Curragh subject to compliance with certain conditions. Those conditions include requirements in relation to air and water quality, regulated structures (e.g., dams), noise and vibration, waste, land use, rehabilitation, watercourse diversion and GHG emission-reduction programs. We also hold EA EPVX00635313 which covers MDL 162.

Mining Rehabilitation (Reclamation)

Mine closure and rehabilitation risks and costs are regulated by Queensland state legislation.

Amongst other things, an EA Holder must provide the Queensland State Government with financial assurance that may be drawn upon if an EA Holder defaults on its obligations to rehabilitate a mine site.

The Mineral and Energy Resources (Financial Provisioning) Act 2018 (Qld), or the Financial Provisioning Act, establishes a financial provisioning scheme, or the Scheme, from which the Department of the Environment, Tourism, Science and Innovation, or the DETSI, sources funds to rehabilitate and remediate land subject to mining.

Under the Financial Provisioning Act, all mine operators are required to submit information to the DETSI in order to allow the DETSI to calculate an Estimated Rehabilitation Cost, or ERC, for each EA associated with a mine site. The DETSI provides the ERC to the manager of the Scheme, or the Scheme Manager. The Scheme Manager undertakes a risk assessment of each EA, which is based upon independent advice from a Scheme risk advisor. EAs with at least $100,000 in ERCs undergo an annual risk category allocation assessment process. The assessment process determines whether the EA Holder will be required to make a contribution to the Scheme's Financial Provisioning Fund and/or provide surety to the Scheme Manager for that EA. Among other things, the assessment is based on the mine operator's financial soundness and credit rating, the characteristics of the mining operation (e.g., life of mine, or LOM, and off-take agreements), the mine's rehabilitation and environmental compliance history and the submission made by the EA Holder.

Prior to October 1, 2025, the applicable risk categories were high, moderate, low and very low. From October 1, 2025, an additional "moderate-high" risk category was added. If the ERC and risk categories are set at moderate-high, moderate, low or very low for a mine, then the EA Holder must pay an annual contribution based on a small percentage of the ERC to the Scheme. The prescribed percentages for each category are: (1) very low: 0.5%; (2) low: 1.0%; (3) moderate: 2.25%; and (4) moderate-high: 6.5%. If the category is assessed as high, then the EA Holder must provide a surety for the whole ERC amount, and possibly a contribution to the Scheme. The risk assessment of each mine and, therefore, the amount of the contribution to the fund is assessed and paid annually in perpetuity, or until a clearance certificate is obtained.

Two of our EAs which relate to Curragh, namely EA number EPML00643713 and EA number EPVX00635313, are covered by the Scheme.

On October 23, 2025, the Scheme Manager issued an indicative Annual Review Allocation of "High" for EA number EPML00643713. As permitted under the Financial Provisioning Act, we made formal submissions to the Scheme Manager requesting a review of this indicative rating. Following consideration of the Company's formal submission, the Scheme Manager applied discretion as permitted under the Financial Provisioning Act to grant transitional relief allowing the application of the "Moderate-High" risk category. This risk category will apply until the next Annual Review Allocation for the Curragh mine complex, which is expected to occur in November 2026.

Under the transitional "Moderate–High" risk category, the Company is required to make an annual contribution to the Scheme equivalent to 6.5% of Curragh's ERC, rather than provide financial assurance in the form of bank guarantees, insurance bonds or cash collateral equal to 100% of Curragh's ERC.

In January 2026, the Scheme Manager completed an assessment of the Annual Review Allocation for EA Number EPVX00635313 and issued an Annual Review Allocation of High in respect of MDL162, requiring Curragh to maintain its historical financial assurance of $0.1 million in respect of 100% of the ERC for that EA.

The Financial Provisioning Act also requires that a Progressive Rehabilitation and Closure Plan, or PRCP, be prepared in connection with an EA application for mined land. If approved by the DETSI, a stand-alone PRCP schedule is provided to the applicant together with the EA. The PRCP schedule contains milestones with completion dates for achieving progressive rehabilitation of the applicable mine site. Curragh's PRCP was submitted to the DETSI on October 20, 2022, and was approved on December 4, 2025.

There can be no assurance that our risk category allocation will not change or increase in future years. Our financial obligations under the Financial Provisioning Act may change due to a number of factors, including but not limited to:

- changes that increase ERC amounts or are the result of disturbances;

- major Environmental Authority, or EA, amendments;

- compliance with existing EA obligations; and

- major changes to our financial soundness.

Aboriginal Cultural Heritage Act 2003 (Qld)

The Aboriginal Cultural Heritage Act 2003 (Qld) imposes a duty of care on all persons to take all reasonable and practicable measures to ensure that any activity conducted does not harm Aboriginal cultural heritage. Its objective is to provide effective recognition, protection and conservation of Aboriginal cultural heritage.

We have obligations relating to Aboriginal cultural heritage with respect to a number of cultural heritage objects and areas located within the area of the Tenements. We work closely with the Aboriginal people to manage the cultural heritage objects, areas or evidence of archaeological significance, within our mining operations. We are party to a Cultural Heritage Management Plan (and associated Cultural Services Agreement) with the Gaangalu Nation People that applies to all of the Tenements. The plan establishes a coordinating committee and sets out the steps to be followed to manage activities that may impact Aboriginal cultural heritage.

Native Title Act 1993 (Cth)

The Native Title Act 1993 (Cth), or NTA, sets out procedures under which native title claims may be lodged and determined and compensation claimed for the extinguishment or impairment of the native title rights or interests of Aboriginal peoples. Its objective is to provide for the recognition and protection of native title, to establish ways in which future dealings affecting native title may proceed and to set standards for those dealings, to establish a mechanism for determining claims to native title and to provide for, or permit, the validation of past acts, and intermediate period acts, invalidated because of the existence of native title.

With respect to MLs and MDLs granted under the MRA on state land where native title has not been extinguished, a principle known as the non-extinguishment principle governs. Broadly, under this principle, native title rights are suspended while the mining tenure, as renewed from time to time, is in force. The grant (or renewal) of a mining tenure in respect of land where native title may exist must comply with the NTA to ensure the validity of the tenure. Registered native title claimants have certain notification, consultation and negotiation rights relating to mining tenures. Where native title is extinguished (i.e., freehold land), the NTA does not apply.

Regional Planning Interests

The Regional Planning Interests Act 2014 (Qld), or the RPI Act, manages the impact of resource activities and other regulated activities in areas of the state that contribute, or are likely to contribute, to Queensland's economic, social and environmental prosperity (e.g., competing land use activities on prime farming land). The RPI Act identifies areas of Queensland that are of regional interest, including strategic cropping areas and strategic environmental areas. Under the RPI Act, conducting a resource activity in an area of regional interest requires a regional interest development approval, unless operating under an exemption. Importantly, pre-existing mining activities being undertaken at the date of the introduction of the legislation are exempt.

In conjunction with the grant in July 2016 of ML 700006, ML 700007 and ML 700008 at Curragh, we were granted a regional interest development approval, which is subject to regional interest conditions, such as mitigation. Certain protection conditions are also imposed on us with respect to ML 80171, which includes an obligation to provide mitigation in the event that strategic cropping land is impacted by future operations.

Environmental Protection and Biodiversity Conservation Act 1999 (Cth)

The Environment Protection and Biodiversity Conservation Act 1999 (Cth), or the EPBC Act, provides a federal framework to protect and manage matters of national environmental significance, such as listed threatened species and ecological communities and water resources. In addition, the EPBC Act confers jurisdiction over actions that have a significant impact on the environment where the actions affect, or are taken on, Commonwealth land, or are carried out by a Commonwealth agency.

Under the EPBC Act, "controlled actions" that have or are likely to have a significant impact on a matter of national environmental significance are subject to a rigorous assessment and approval process. A person must not take a "controlled action" unless approval is granted under the EPBC Act. Any person proposing to carry out an "action" that may be a "controlled action" must refer the matter to the Commonwealth Minister for a determination as to whether the proposed action is a controlled action.

On November 2, 2016, the Commonwealth Minister for the Department of the Environment and Energy administering the EPBC Act approved the extension of the existing Curragh mining area to include mining four additional Tenements—ML 700006, ML 700007, ML 700008 and ML 700009 (EPBC Act referral 2015/7508)—as a "controlled action," on certain conditions. The conditions include requirements in relation to offsets and groundwater.

In late 2025 significant amendments were made to the EPBC Act. These amendments do not have any ramifications for the Company's existing approvals but may impact future projects.

Coal Mining Safety Legislation

The primary health and safety legislation that applies to Curragh is the Coal Mining Safety and Health Act 1999 (Qld) with the subordinate Coal Mining Safety and Health Regulation 2001 (Qld), which we refer to, together, as the Coal Mining Safety Legislation. Additional legislative requirements apply to operations that are carried on off-site or which are not principally related to coal mining (e.g., transport, rail operations, etc.).

The Coal Mining Safety Legislation imposes safety and health obligations on persons who operate coal mines or who may affect the safety or health of others at coal mines. Under the Coal Mining Safety Legislation, the operator of a coal mine must, among other things:

- ensure that the risk to coal mine workers while at the operator's mine is at an acceptable level;

- audit and review the effectiveness and implementation of the safety and health management system to ensure the risk to persons is at an acceptable level;

- provide adequate resources to ensure the effectiveness and implementation of the safety and health management system;

- ensure the operator's own safety and health, and the safety and health of others, is not affected by the way the operator conducts coal mining operations;

- not carry out an activity at the coal mine that creates a risk to a person on an adjacent or overlapping petroleum authority if the risk is higher than an acceptable level of risk;

- appoint a site senior executive for the mine;

- ensure the site senior executive develops and implements a safety and health management system for all people at the mine;

- ensure the site senior executive develops, implements and maintains a management structure for the mine that helps ensure the safety and health of persons at the mine; and

- not operate the coal mine without a safety and health management system for the mine.

We recognize that health and safety are imperative to the ongoing success of our Australian Operations. As the operator of the open cut mines at Curragh North Mine and Curragh South Mine, we have in place a comprehensive safety and health management system, which includes an emergency response team, to address these legislative requirements. In accordance with the Coal Mining Safety Legislation, we have also established an occupational hygiene baseline for dust exposure at Curragh. The Company has engaged Mammoth Underground Mine Management Pty Ltd as the operator of the Company's underground mine at Mammoth.

Water Act 2000 (Qld)

In Queensland, all entitlements to the use, control and flow of water are vested in the state and regulated by the Water Act 2000 (Qld). Allocations under the Water Act 2000 (Qld) can be managed by a water supply scheme operator, such as SunWater Ltd, which is a Government-owned corporation regulated by the Queensland Competition Authority. We have purchased the required water allocations for Curragh and entered into channel and pipeline infrastructure agreements and river supply agreements with SunWater Ltd to regulate the supply of water pursuant to these allocations. See Item 1A. "Risk Factors—In times of drought and/or shortage of available water, our operations and production, particularly at Curragh, could be negatively impacted if the regulators impose restrictions on our water offtake licenses that are required for water used in the CPPs."

National Greenhouse and Energy Reporting Act 2007 (Cth)

The National Greenhouse and Energy Reporting Act 2007 (Cth) imposes requirements for both foreign and local corporations whose carbon dioxide production, GHG emissions and/or energy consumption meets certain thresholds to register and report GHG emissions and abatement actions, as well as energy production and consumption as part of a single, national reporting system. The Clean Energy Regulator administers the National Greenhouse and Energy Reporting Act 2007 (Cth), and the Department of Climate Change, Energy, the Environment and Water is responsible for related policy developments and review.

The Australian Government's Safeguard Mechanism is a legislative framework intended to incentivize predictable and gradual emissions reductions through declining emissions limits called baselines. The trajectory of the baselines is consistent with achieving the Government's emissions reduction target of 43% below 2005 levels by 2030 and net zero by 2050. In September 2025, a new 2035 national emissions reduction target of 62-70% was adopted by the Australian Government. The scheme includes credits to provide an incentive to companies to reduce their emissions below their baselines.

The Safeguard Mechanism applies to industrial facilities emitting more than 100,000 tons of carbon dioxide equivalent per year, including in electricity, mining, oil and gas production, manufacturing, transport and waste facilities. In accordance with the Safeguard Mechanism, Curragh has established a production-adjusted (intensity) baseline for covered emissions (Scope 1).

In early 2025, we entered into a five-year MYMP. The MYMP allows the Company, given the challenges for abatement within the industry, to adapt to changes in the mine plan ensuring continued progress toward emissions reduction, while optimizing operational efficiency.

At the end of the MYMP, Curragh will be required to take action to keep its net Scope 1 emissions at or below the baseline through emissions reduction projects or by, for example, purchasing Safeguard Mechanism Credits, or SMCs, from another facility or purchasing and surrendering Australian Carbon Credit Units, or ACCUs. The failure to do so could result in enforcement measures against Curragh.

Labor Relations

Minimum employment entitlements, embodied in the National Employment Standards, apply to all private-sector employees and employers in Australia under the federal Fair Work Act 2009 (Cth), or the FWA. These standards regulate employment conditions and paid leave. Employees who are associated with the day-to-day operations of a local mine or mines and who are not located in head office or corporate administration offices are also covered by the Black Coal Mining Industry Award 2010, which regulates conditions including termination arrangements, pay and hours of work.

Unfair dismissal claims, enterprise bargaining, industrial actions and resolution of workplace disputes are also regulated under state and federal legislation. Some of the workers at Curragh are covered by our Enterprise Agreement, which was approved by the Fair Work Commission, or the Commission, Australia's national workplace relations tribunal. See "—Human Capital Disclosures" above.

In November 2024, the "Same Job, Same Pay" concept came into effect under the FWA. This legislation seeks to identify when a labor hire worker is completing the same job as an ordinary employee, and subsequently, determine what the applicable rate of pay for the labor hire worker completing that job should be.

In respect of the workers at Curragh covered by the Enterprise Agreement, applications are allowed to be made to the Commission for an order that labor hire employees must be paid at least what they would receive under Curragh's Enterprise Agreement (noting that there are exemptions for registered trainees and apprentices, short-term placements, small businesses and genuine service contractors).

The Commission will then make an assessment that a Same Job, Same Pay order would be fair and reasonable—including whether labor hire workers are performing the same work as Enterprise Agreement employees—and can make an order setting a "Protected Rate of Pay." Any conditions in Curragh's Enterprise Agreement that are captured by the meaning of "full rate of pay" (e.g., any incentives, loadings, allowances, and penalty rates) will be payable to the labor hire worker, so long as those conditions are triggered by the "same job" being performed.

Regulatory Matters—U.S.

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, protection of the environment, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant requirements mandating certain benefits for current and retired coal miners. Numerous federal, state and local governmental permits and approvals are required for mining operations. Due to the extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. In addition to the non-exhaustive summary of material federal legislation described below, our operations are subject to a wide array of federal, state and local environmental laws, including, for example, the Safe Drinking Water Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the National Historic Preservation Act of 1966 and the Migratory Bird Treaty Act of 1918, as well as state regulatory schemes that either mirror federal law or create additional layers of regulation.

Clean Air Act of 1970

The U.S. Clean Air Act of 1970, or the CAA, regulates airborne pollution that may be potentially detrimental to human health, the environment or natural resources. The CAA and comparable state laws that govern air emissions affect U.S. coal mining operations both directly and indirectly.

Direct impacts on coal mining and processing operations may occur through CAA permitting and/or emission control requirements relating to particulate matter, or PM, nitrogen dioxide, ozone and sulfur dioxide, or SO_2. For example, pursuant to the CAA, the U.S. Environmental Protection Agency, or the EPA, administers rules that apply PM limits to emissions from coal preparation and processing plants constructed or modified after April 28, 2008. In addition, the EPA has adopted more stringent national ambient air quality standards, or NAAQs, for PM, nitrogen oxide, ozone and SO_2. It is possible that these modifications, as well as future modifications, to NAAQs could directly or indirectly impact our mining operations in a manner that includes, but is not limited to, the EPA designating new areas of the country as being in nonattainment of applicable NAAQs or expanding existing nonattainment areas, and prompting additional local control measures pursuant to state implementation plans, or SIPs, required to address such revised NAAQs. SIPs may be state-specific or regional in scope. Under the CAA, individual states have up to 12 years from the date of designation of attainment/nonattainment areas to secure reductions from emission sources.

The CAA also indirectly, but significantly, affects the U.S. coal industry by extensively regulating SO2, nitrogen oxides, mercury, PM, GHGs, and other substances emitted by coal-burning facilities, such as steel manufacturers, coke ovens and coal fired electric power generating facilities. Over time, the EPA has promulgated or proposed CAA regulations to impose more stringent air emission standards for a number of these coal-burning industries, especially the power generation sector. Collectively, CAA regulations and uncertainty around future CAA requirements could reduce the demand for coal and, depending on the extent of such reduction, could have a material adverse effect on our business, financial condition and operations.

NAAQs Revisions. The CAA requires the EPA to periodically review and, if appropriate, revise the NAAQs to ensure protection of public health. On March 6, 2024, the EPA finalized a rule lowering the level of the annual 24-hour PM 2.5 standards for fine PM NAAQs from 12.0 ug/m3 to 9.0 ug/m3. The more stringent NAAQs require new SIPs to be developed and filed with the EPA, which may trigger additional control technology for mining equipment or coal-burning facilities, or result in additional challenges to permitting and expansion efforts. The revised NAAQs has been challenged by industry participants and litigation remains ongoing. On March 12, 2025, the EPA announce that it would be reconsidering the NAAQs for particulate matter and that it would release guidance to increase flexibility on NAAQs implementation.

Cross State Air Pollution Rule, or CSAPR. The CAA includes a so-called Good Neighbor Provision that requires upwind states to eliminate their significant contributions to downwind states' nonattainment of the NAAQs. CSAPR requires the District of Columbia and 27 states from Texas eastward (not including the New England states or Delaware) to reduce power plant emissions that cross state lines and significantly contribute to ozone and/or fine particle pollution in downwind states. Additional emission reduction requirements in these states could adversely affect the demand for coal.

Mercury and Air Toxic Standards, or MATS. The EPA published the final MATS rule in 2012. The MATS rule revised the New Source Performance Standards, or NSPS, for nitrogen oxides, SO2 and PM for new and modified coal-fueled electricity generating plants, and imposed Maximum Achievable Control Technology, or MACT, emission limits on hazardous air pollutants, or HAPs, from new and existing coal-fueled and oil-fueled electricity generating plants. MACT standards limit emissions of mercury, acid gas HAPs, non-mercury HAP metals and organic HAPs. Though the MATS rule has been the subject of various legal challenges, the EPA reaffirmed the scientific, economic, and legal underpinnings of the MATS rule in February 2023. In May 2024, the EPA finalized even more stringent non-mercury metal surrogate filterable PM emission standards for all coal-fueled electricity generating plants and new mercury emission standards for lignite-powered units. The more stringent regulations may increase the cost of coal-fired electric power generation and negatively impact the demand for coal. This rule is currently subject to ongoing litigation. On June 17, 2025, the EPA proposed to repeal certain of the more stringent standards imposed in the May 2024 rule, including the filterable PM emission standards and the new mercury emission standards for lignite-powered units.

GHG Emissions Standards and Guidelines. In 2014, the EPA proposed a sweeping rule, known as the "Clean Power Plan," to cut carbon emissions from existing electricity generating units, including coal-fired power plants. Following a series of legal challenges, the EPA commenced new rulemaking proceedings in October 2017, ultimately rescinding the Clean Power Plan and finalizing its replacement, the Affordable Clean Energy, or ACE rule, in June 2019. Like its predecessor, the ACE rule was subject to significant litigation and was remanded to the EPA for further action.

On April 25, 2024, the EPA finalized a rule that repealed the ACE rule and required widespread implementation of carbon capture and sequestration and use of green hydrogen. The new rules may require significant capital expenditure to develop the infrastructure necessary for compliance and could impact our customers and the future demand for coal. However, on June 17, 2025, the EPA proposed to repeal all GHG emission standards for fossil fuel-fired power plants and proposed to find that GHG emissions from fossil fuel-fired power plants do not contribute significantly to dangerous air pollution. The EPA also proposed, as an alternative, to repeal a narrower set of GHG emissions standards for existing and new units. As a result, the regulations governing GHG emissions for fossil fuel-fired power plants are in flux, and there can be no assurance that equally or more stringent regulations will not be implemented in the future.

There have also been numerous challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators over concerns related to GHG emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with GHG emissions under future laws. In addition, several permits issued to new coal-fueled power plants without GHG emission limits have been appealed to the EPA's Environmental Appeals Board. A federal appeals court allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide. The U.S. Supreme Court overturned that decision in June 2011, holding that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions. However, the U.S. Supreme Court did not decide whether similar claims can be brought under state common law. As a result, tort-type liabilities remain a concern. To the extent that these risks affect our current and prospective customers, it may reduce the demand for coal.

Regional Haze. The EPA promulgated a regional haze program designed to protect and to improve visibility at and around Class I Areas, which are generally national parks, national wilderness areas and international parks. This program may restrict the construction of new coal-fired power plants, the operation of which may impair visibility at and around the Class I Areas. Additionally, the program requires certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as SO2, nitrogen oxide and PM. If states adopt SIPs with more stringent requirements in order to comply with the program, demand for coal could be adversely affected. The EPA has announced that it plans to restructure the regional haze program through the development of new regulations and issued an advance notice of proposed rulemaking on October 2, 2025.

New Source Review, or NSR. Pursuant to NSR regulations, stationary sources of air pollution must obtain an NSR permit prior to beginning construction of a new "major" source of emissions or a "major" modification of an existing major source. If a project is determined to trigger NSR, Prevention of Significant Deterioration regulations require the project to implement Best Available Control Technology and/or Non-Attainment New Source Review Lowest Achievable Emission Rate control technology.

Beginning in the late 1990s, the EPA filed lawsuits against owners of many coal-fired power plants which resulted in the owners agreeing to install additional emission control devices in their coal-fired power plants. In recent years, the EPA proposed and promulgated several revisions to its NSR regulations and policies concerning NSR permitting. For example, in 2023, the EPA issued a rule that would require additional sources to consider fugitive emissions when determining if NSR has been triggered. On March 12, 2025, the EPA announced that it would be considering reforms to the New Source Review. Remaining litigation and uncertainty around the NSR program rules could adversely impact demand for coal.

Coke Oven Batteries and Coke Ovens. Coke oven batteries and coke ovens are two source categories regulated by the CAA. On July 5, 2024, the EPA finalized amendments to the emissions standards for coke ovens which lower the limits for leaks from doors, lids, and offtakes, require fence line monitoring for benzene and impose new emissions standards for previously unregulated HAPs. These standards may impact our current and prospective customers and reduce long-term demand for coal. On March 12, 2025, the EPA announced that it would reconsider standards for coke ovens.

Clean Water Act of 1972

The U.S. Clean Water Act of 1972, or the CWA, and corresponding state laws govern the discharge of toxic and non-toxic pollutants into the waters of the U.S. CWA requirements may directly or indirectly affect U.S. coal mining operations.

Water Discharge. The CWA and corresponding state laws affect coal mining operations by imposing restrictions on discharges of wastewater into waters of the U.S. through the National Pollutant Discharge Elimination System, or NPDES, or equally stringent state programs. These restrictions often require us to pre-treat wastewater prior to discharging it from our facilities. NPDES permits require regular monitoring, reporting and compliance with effluent limitations. New requirements under the CWA and corresponding state laws may cause us to incur significant additional costs that could adversely affect our operating results.

Dredge and Fill Permits. Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, and other similar structures, may result in impacts to waters of the U.S., including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Under the CWA, coal companies are also required to obtain a Section 404 permit from the U.S. Army Corps of Engineers, or USACE, prior to conducting certain mining activities. The USACE is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21, or NWP 21, generally authorize the disposal of dredged and fill material from surface coal mining activities into waters of the U.S., subject to certain restrictions. Permit holders must receive explicit authorization from the USACE before proceeding with proposed mining activities. The USACE may also issue individual permits for mining activities that do not qualify for NWP 21.

For many years, there has been uncertainty surrounding the definition of the "waters of the U.S." with respect to the scope of CWA jurisdiction. On August 29, 2023, the EPA and the Department of the Army issued a final rule revising the definition of "waters of the U.S." under the CWA. This rule conforms with a U.S. Supreme Court decision narrowing agency jurisdiction under the CWA. However, due to ongoing litigation, implementation of the revised definition has been delayed in several states. On November 20, 2025, the EPA and Department of the Army proposed a revised definition of "waters of the U.S." that would further narrow the scope of CWA jurisdiction. It is uncertain what impact this proposed rule and litigation concerning the current rule may have on our operations.

Effluent Limitations Guidelines for the Steam Electric Power Generating Industry. The EPA has issued a variety of rule and regulations setting limitations on various wastewater discharges from steam electric power plants. These rules may significantly increase costs for coal-fired steam electric power plants and may therefore adversely impact demand for coal.

Surface Mining Control and Reclamation Act of 1977

The Surface Mining Control and Reclamation Act of 1977, or the SMCRA, which is administered by the U.S. Office of Surface Mining Reclamation and Enforcement, or OSM, establishes operational, reclamation and closure standards for all aspects of surface mining and many aspects of underground mining in the U.S.

Under the SMCRA, a state may submit a qualifying surface mining regulatory scheme to the OSM and request exclusive jurisdiction over surface mining activities within its territory. If OSM finds that the state's scheme meets SMCRA's requirements and gives approval, the state becomes the primary regulatory authority (with oversight from OSM). Each of Virginia, West Virginia and Pennsylvania, where our Buchanan, Logan and Mon Valley facilities are located, has adopted qualifying surface mining regulatory schemes and has primary jurisdiction over surface mining activities within their respective territories. However, even if a state gains approval for its surface mining regulatory program, the OSM retains significant federal oversight, including the ability to perform inspections of all surface mining sites to ensure state program and mine operator compliance with federal minimum standards. The OSM and its state counterparts also oversee and evaluate standards of:

- performance (both during operations and during reclamation);

- permitting (applications must describe the pre-mining environmental conditions and land use, the intended mining and reclamation standards, and the post-mining use);

- financial assurance (SMCRA requires that mining companies post a bond sufficient to cover the cost of reclaiming the site, and the bond is not released until mining is complete, the land has been reclaimed and the OSM has approved the release);

- inspection and enforcement (including the issuance of notices of violation and, for repeat violators, the placement of a mining operation and its owners and controllers on a federal database, known as the Applicant Violator System, which blocks such person or entity from obtaining future mining permits); and

- land restrictions (SMCRA prohibits surface mining on certain lands and also allows citizens to challenge surface mining operations on the grounds that they will cause a negative environmental impact).

Regulations under the SMCRA and its state analogues also provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we, or any entity that owns or controls us or is under common ownership or control with us, have unabated permit violations or have been the subject of permit or reclamation bond revocation or suspension.

The permitting required for coal mining continues to be the subject of increasingly stringent regulatory and administrative requirements and extensive activism and litigation by environmental groups. After a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including public hearings and through intervention in the courts. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the performance of reclamation bonding requirements.

SMCRA provides for three categories of bonds: surety bonds, collateral bonds and self-bonds. For our U.S. Operations, we meet our reclamation bonding requirements by posting surety bonds and participation in the Commonwealth of Virginia bond pool. As of December 31, 2025, we had surety bonds outstanding of $19.4 million and cash collateralized bank guarantees of $10.0 million in relation to reclamation. The surety bond requirements for a mine represent the calculated cost to reclaim the current operating area if the mine ceased to operate in the current period. The cost calculation for each surety bond must be completed according to the regulatory authority of each state.

The SMCRA Abandoned Mine Land Fund requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund created by the Coal Industry Retiree Health Benefit Act of 1992. The fee amount can change periodically based on changes in federal legislation. See Item 2. "Properties" for information regarding reclamation and other taxes applicable to our U.S. mining properties.

National Environmental Policy Act of 1969

The National Environmental Policy Act of 1969, or NEPA, applies to mining operations or permitting requirements that require federal approvals. NEPA defines the processes for evaluating and communicating the environmental impact of "major federal actions" significantly affecting the quality of the human environment, such as the permitting of new mine development on federal lands. NEPA requires federal agencies, such as the EPA or the OSM, to incorporate environmental considerations in their planning and decision-making. The federal agency carrying out the requirements of NEPA must prepare a detailed statement assessing the environmental impact of, and alternatives to, the particular action requiring agency approval. These statements are referred to as Environmental Impact Statements or Environmental Assessments. Environmental Impact Statements must include any reasonably foreseeable climate change-related effects of a proposed action, reasonably foreseeable effects that cannot be avoided, and a reasonable range of alternatives. In February 2025, the regulations implementing NEPA were withdrawn. More stringent NEPA procedures and regulations, including with respect to the requirement to evaluate climate change-related impacts, in the future could have an adverse impact on future mining permitting decisions.

Resource Conservation and Recovery Act of 1976

The Resource Conservation and Recovery Act of 1976, or RCRA, affects U.S. coal mining operations by establishing "cradle to grave" requirements for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices, and may require a current or past site owner or operator to remove improperly disposed hazardous wastes. RCRA also sets forth a framework for managing certain non-hazardous solid wastes.

Although coal combustion residuals, or CCR, are exempted from regulation as a hazardous waste, CCR disposal is regulated under RCRA. In 2014, the EPA finalized a CCR rule setting nationwide waste standards for CCR disposal. In 2018, a U.S. Court of Appeals held that certain provisions of the EPA's CCR rule were not sufficiently protective and invalidated those provisions. Since then, the EPA has finalized changes to its CCR regulations. Additional or more stringent CCR regulations in the future could increase our costs and have an adverse impact on our business, results or operations and financial condition.

The EPA regulations on CCR management and disposal exempt coal ash that is disposed of at mine sites and reserve any regulation thereof to the OSM. After proposing CCR regulations in 2007, the Office of Surface Mining Reclamation and Enforcement, or OSMRE, suspended all rulemaking actions on CCRs, but could re-initiate them in the future.

Comprehensive Environmental Response, Compensation, and Liability Act of 1980

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, authorizes the federal government and private parties to recover costs to address threatened or actual releases of hazardous substances (broadly defined) that may endanger public health or the environment. Current owners and operators of contaminated sites, past owners and operators of contaminated sites at the time hazardous substances were disposed, parties that arranged for the disposal or transport of the hazardous substances and transporters of hazardous substances could be potentially responsible parties, or PRPs, under CERCLA. PRPs may be liable for costs related to contaminated sites, including, but not limited to, site investigation and cleanup costs incurred by the government or other parties, damages to natural resources and costs of certain health assessments or studies.

We could face liability under CERCLA and similar state laws for contamination discovered at properties that (1) we currently own, lease or operate, (2) we, our predecessors, or former subsidiaries have previously owned, leased or operated, (3) sites to which we, our predecessors or former subsidiaries, sent waste materials, and (4) sites at which hazardous substances from our facilities' operations have otherwise come to be located.

Federal Mine Safety and Health Act of 1977

The Federal Mine Safety and Health Act of 1977, or the Mine Act, which was amended by the Mine Improvement and New Emergency Response Act of 2006, or the MINER Act, governs federal oversight of mine safety and authorizes the U.S. Department of Labor's Mine Safety and Health Administration, or MSHA, to regulate safety and health conditions for employees working in mines within the U.S., and to enforce various mandatory health and safety requirements. The Mine Act mandates four annual inspections of underground coal mines and two annual inspections of all surface coal mines, and permits inspections in response to employee complaints of unsafe working conditions. The statute and its regulations also mandate miner training, mine rescue teams for all underground mines, and involvement of miners and their representatives in health and safety activities. MSHA has also promulgated regulations governing a wide range of activities, including roof support, ventilation, combustible materials, electrical equipment, fire protection, explosives and blasting, and mine emergencies. MSHA has the statutory authority to issue civil penalties for non-compliance, to set the period for abatement of violations, and to seek injunctive relief requiring a company to cease operations until certain conditions are corrected. The MINER Act requires mine specific emergency response plans in underground coal mines, requires prompt notification of mine accidents, and imposes enhanced civil and criminal penalties for violations. The Miner Act also implemented new regulations regarding mine rescue teams and sealing of abandoned areas. MSHA continues to interpret and implement various provisions of the MINER Act, along with introducing new proposed regulations and standards. For example, the third and final phase of MSHA's respirable coal mine dust rule became effective in August 2016, reducing the overall respirable dust standard in coal mines from 2.0 to 1.5 milligrams per cubic meter of air. In April 2024, MSHA issued a final rule concerning respirable crystalline silica that lowers the permissible exposure limit and requires other safety measures such as exposure sampling and medical surveillance. The enforcement of this April 2024 silica rule has been paused as a result of a temporary stay of the rule. In November 2025, MSHA indicated that it would engage in a limited rulemaking to reconsider and seek comments on portions of the April 2024 silica rule.

Black Lung (Coal Worker's Pneumoconiosis)

The Mine Act amended the Federal Coal Mine Health and Safety Act of 1969, which is the legislation that mandates compensation for miners who were totally and permanently disabled by the progressive respiratory disease caused by coal workers' pneumoconiosis, or black lung. Under current federal law, a U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current employees, and to claimants who are former employees who last worked for the operator after July 1, 1973, and whose claims for benefits are allowed. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on sales of U.S. production, excluding export sales . The excise tax rates are currently 4.4% of gross sales price, not to exceed $1.10 per ton of underground coal and $0.55 per ton of surface coal.

Historically, very few of the miners who sought federal black lung benefits were awarded these benefits; however, the approval rate increased following implementation of black lung provisions contained in the Patient Protection and Affordable Care Act of 2010, or the Affordable Care Act. The Affordable Care Act introduced significant changes to the federal black lung program, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim, and established a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material adverse impact on our costs associated with the federal black lung program. In addition to possibly incurring liability under federal statutes, we may also be liable under state laws for black lung claims. See Note 17 to the accompanying audited Consolidated Financial Statements for further information on applicable insurance coverage.

Endangered Species Act of 1973

The Endangered Species Act of 1973 governs the protection of endangered species in the U.S. and requires the U.S. Department of the Interior's Fish and Wildlife Service and the National Oceanic and Atmospheric Administration's National Marine Fisheries Service to formally review any federally authorized, funded or administered action that could negatively affect endangered or threatened species. Changes in listings of endangered species or requirements under these regulations may impact costs and our ability to mine at locations where endangered species are observed or may be affected by mining operations.

National Labor Relations Act of 1935

The National Labor Relations Act of 1935, or the NLRA, governs collective bargaining and private sector labor and management relations. While we do not have a unionized workforce in the U.S., to the extent that non-supervisory employees decide to seek representation or engage in other protected concerted labor activities, the NLRA and the rules promulgated by the National Labor Relations Board, or NLRB, set the parameters for employees and union activity and our response. The NLRA applies to both unionized and non-union workforces. Any employee complaints related to the terms and conditions of employment that affect the workforce generally will be governed by the NLRA. In addition, NLRB- promulgated rules regarding joint employer status under the NLRA clarified the basis upon which contractors and vendors, as well as their employees (and the unions representing them), could allege that we are jointly and severally liable for any unfair labor practices or bargaining obligations of the third-party employer. While the rules made the joint employer test generally more employer-friendly, there is always the possibility of claims that we are a joint employer with a contractor or vendor.

Regulation of Explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities, including the Federal Safe Explosives Act, or SEA. The SEA applies to all users of explosives. Knowing or willful violations of the SEA may result in fines or imprisonment, or both. In addition, violations of the SEA may result in revocation of user permits and seizure or forfeiture of explosive materials. Pursuant to federal regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of certain chemicals must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required. The Bureau of Alcohol, Tobacco and Firearms and Explosives, or ATF, regulates the sale, possession, storage and transportation of explosives in interstate commerce. In addition to ATF regulation, the U.S. Department of Homeland Security continues to evaluate a proposed ammonium nitrate security program rule.

Available Information

We file annual, quarterly and current reports and other documents with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such materials with, or furnishing such materials to, the SEC, on or through our internet website, https://coronadoglobal.com/. We are not including the information contained on, or accessible through, any website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K, unless expressly noted.

ITEM 1A. RISK FACTORS.

An investment in our securities is speculative and involves a number of risks. We believe the risks described below are the material risks most likely to affect the Company. However, the risks described below may not be the only risks that we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. You should carefully consider the specific risk factors discussed below, together with the information contained in this Annual Report on Form 10-K, including Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline significantly in future periods.

Some of these principal risk factors include:

- *Concerns about the environmental impacts of coal combustion, including possible impacts on global climate issues, are resulting in increased regulation of coal combustion and coal mining in many jurisdictions, which could adversely impact our financial condition or results of operations;*

- *We face risks from both the global transition to a net-zero emissions economy and the potential physical impacts of climate change;*

- *Our business may be materially and adversely affected by the impact on the global economy due to, among other events, significant geopolitical tensions, including ongoing civil unrest or wars, or pandemics;*

- *Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control;*

- *Demand for our Met coal is significantly dependent on the steel industry;*

- *We face increasing competition, which could adversely affect our profitability;*

- *Evolving tariffs, regulations and other restrictions on international trade may impact our ability to access international markets and impact our ability to plan for future investments, which could adversely affect our financial condition and results of operations;*

- *If transportation for our coal becomes unavailable or uneconomical for our customers, our ability to sell coal could suffer;*

- *Take-or-pay arrangements within the coal industry could unfavorably affect our profitability;*

- *A decrease in the availability or increase in costs of key supplies, capital equipment, commodities and purchased components, such as diesel fuel, steel, explosives and tires, could materially and adversely affect our financial condition and results of operations;*

- *Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs;*

- *A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity;*

- *Risks inherent to mining operations could impact the amount of coal produced, cause delays in or suspension of coal deliveries, or increase the cost of operating our business;*

- *Our long-term success depends upon our ability to continue discovering, or acquiring and developing assets containing, coal reserves that are economically recoverable;*

- *We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made;*

- *Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform;*

- *Our inability to replace or repair damaged or destroyed equipment or facilities in a timely manner could materially and adversely affect our financial condition and results of operations;*

- *Our ability to operate effectively could be impaired if we lose key personnel or fail to attract qualified personnel;*

- *We may not have adequate insurance coverage for some business risks;*

- *Cybersecurity incidents, attacks and other similar crises or disruptions could interrupt or disrupt our information technology systems, or those of our third-party business partners, which could, among other things, negatively affect our business, financial condition and results of operations;*

- *The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues;*

- *Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities;*

- *Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under our senior secured notes the ABL Facility and other debt, and we may be forced to take other actions to satisfy our obligations under our debt, which may not be successful;*

- *We adjust our capital structure from time to time and may need to increase our debt leverage, which would make us more sensitive to the effects of economic downturns;*

- *Our business requires substantial ongoing capital expenditures, and we may not have access to the capital required to reach full productive capacity at our mines;*

- *Risks related to our investment in WICET may adversely affect our financial condition and results of operations;*

- *Restrictions and limitations related to our coal supply agreements with Stanwell may adversely impact our strategy, financial condition, results of operations and business;*

- *We could be adversely affected if we fail to appropriately provide financial assurances for our obligations;*

- *Mine closures entail substantial costs. If we prematurely close one or more of our mines, our operations and financial performance would likely be adversely affected;*

- *If the assumptions underlying our provision for reclamation and mine closure obligations prove to be inaccurate, we could be required to expend greater amounts than anticipated;*

- *We are subject to extensive health and safety laws and regulations that could have a material adverse effect on our reputation and financial condition and results of operations;*

- *We could be negatively affected if we fail to maintain satisfactory labor relations;*

- *Our operations may impact the environment or cause exposure to hazardous substances, which could result in material liabilities to us; and*

- *We are subject to extensive forms of taxation, which impose significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal competitively.*

Sustainability Risks

Concerns about the environmental impacts of coal combustion, including possible impacts on global climate issues, are resulting in increased regulation of coal combustion and coal mining in many jurisdictions, which could adversely impact our financial condition or results of operations.

Global concerns about climate change continue to attract considerable attention, particularly in relation to the coal industry. Emissions from coal consumption, both directly and indirectly, and emissions from coal mining itself are subject to pending and proposed regulation as part of initiatives to address global climate change. A number of countries, including Australia and the United States, have already introduced, or are contemplating the introduction of, regulatory responses to GHGs, including the extraction and combustion of fossil fuels, to address the impacts of climate change.

There are three primary sources of GHGs associated with the coal industry: (i) the combustion of coal by our customers in coal-fired electricity generation, coke plants, and steelmaking; (ii) combustion of fuel by equipment used in coal production and to transport our coal to our customers; and (iii) coal mining itself, which can release methane, a more potent GHG than carbon dioxide, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to active, pending and proposed regulation in the jurisdictions in which we operate as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor, limit and reduce emissions of GHGs.

For Example, in accordance with the Australian Federal Government's Safeguard Mechanism, Curragh has a production-adjusted (intensity) baseline for covered emissions (Scope 1).

In early 2025, the Curragh Complex entered into a five-year monitoring period, or MYMP. The MYMP allows the Curragh complex, given the challenges for abatement within the industry, to implement projects that progressively reduce its emissions, achieving compliance with the Safeguard baseline.

By the end of the MYMP, Curragh is required to have taken action to keep its net Scope 1 emissions at or below the baseline through emissions reduction projects or by, for example, purchasing and surrendering Safeguard Mechanism Credits (SMCs) or Australian Carbon Credit Units (ACCUs), or face enforcement measures.

The absence of regulatory certainty, global policy inconsistencies and direct regulatory impacts (such as carbon taxes or other charges) each have the potential to adversely affect our operations—either directly or indirectly, through suppliers and customers. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, particularly if they directly or indirectly impact the Met coal industry. The potential financial impact on us of such future legislation or regulations will depend upon the degree to which any such legislation or regulations impose costs on us or our customers, or cause our customers to diminish their reliance on coal. That, in turn, will depend on a number of factors, including the specific requirements imposed by any such legislation or regulations and the time periods over which such legislation or regulations would be phased in. Collectively, these initiatives and developments could result in higher costs to us or our customers or lower the demand for coal, which could adversely impact our business.

We face risks from both the global transition to a net-zero emissions economy and the potential physical impacts of climate change.

We face risks from both the global transition to a net-zero emissions economy and the potential physical impacts of climate change. Such risks may involve financial, policy, legal, technological, reputational and other impacts as we meet various mitigation and adaptation requirements.

The transition to a net-zero emissions economy is driven by many factors, including, but not limited to, legislative and regulatory rulemaking processes, campaigns undertaken by non-governmental organizations to minimize or eliminate the use of coal, and the sustainability-related policies of financial institutions and other private companies. We have experienced, and may in the future experience, negative effects on our results of operations due to the following specific risks: electricity generators or steelmakers switching from coal to alternative fuels, when feasible; increased costs associated with regulatory compliance; unfavorable impact of regulatory compliance on supply and demand fundamentals, such as limitations on financing or construction of new mining operations; unfavorable costs of capital and access to financial markets and products due to the policies of financial institutions; disruption to operations or markets due to anti-coal activism and litigation; and reputational damage associated with involvement in GHG emissions.

We and our customers may also have to invest in carbon-capture, usage and storage technologies in order to mine or burn coal and comply with future GHG emission standards. The potential direct and indirect financial impact on us from future laws, regulations, policies and technology developments may depend upon the degree to which any such laws, regulations and developments force the market and customers to reduce reliance on coal as a fuel source. Such developments could result in adverse impacts on our financial condition or results of operations. See Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

With respect to the potential or actual physical impacts of climate change, we have experienced, or may in the future experience, negative effects on our results of operations due to the following specific risks: disruptions to production and transportation, including as a result of extreme wet weather events; disruption to water supplies vital to mining operations; and damage to our, our customers' or our suppliers' equipment, or third-party infrastructure, resulting from adverse weather conditions or changes in environmental trends and conditions.

Such risks from both the global transition to a net-zero emissions economy and the potential physical impacts of climate change could result in adverse impacts on our financial condition or results of operations.

In times of drought and/or shortage of available water, our operations and production, particularly at Curragh, could be negatively impacted if the regulators impose restrictions on our water offtake licenses that are required for water used in the CPPs.

In Queensland, all rights to the use, control, and flow of water are vested in the state and regulated under the Water Act 2000 (Qld). Water allocations made under this legislation are managed by operators, such as SunWater Ltd, who administer their supply through designated schemes.

For our Curragh Mine, we have secured the required water allocations from SunWater Ltd and formalised delivery arrangements through infrastructure agreements, including channel, pipeline, and river supply agreements.

The amount of water that is available to be taken under a water entitlement will vary from year to year and is determined by water sharing rules of the relevant catchment area. These rules will, for example, state a procedure for water supply scheme holders to calculate the water available to an allocation holder, based on available and predicted supply. In situations of severely constrained supply (such as during a drought), supply contracts with the scheme operator generally provide for a reduced apportionment, with certain uses (e.g., domestic use) being given higher priority. It is possible that during times of drought our water offtake entitlements in Australia could be reduced. If our water offtake entitlement is reduced, our operations would have to recycle more of the water collected in on-site dams and former mining pits, from rainfall and dewatering activities, for use in the Curragh CPP. This may impact our ability to maintain current production levels without incurring additional costs, which could adversely impact our financial condition and results of operations.

Economic, Competitive and Industry Risks

Our business may be materially and adversely affected by the impact on the global economy due to, among other events, significant geopolitical tensions, including ongoing civil unrest or wars, or pandemics.

Geopolitical tensions, including ongoing civil unrest and wars, and global pandemics or widespread public health concerns can have a significant impact on global markets, including influencing both the supply of and demand for coal we sell into the export market and the cost or availability of supplies we consume in producing our coal.

For example, global markets are continuing to experience volatility and disruption with current geopolitical tensions and the military invasion of Ukraine by Russia. This military conflict has led to ongoing sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, including expansive bans on imports and exports of products to and from Russia.

In addition, international, federal, state and local public health and governmental authorities' mandates in response to global pandemics could require forced shutdowns of our mines and other facilities in Australia and the U.S. for extended periods, and the implementation of social distancing protocols and restrictions on traveling overseas or across borders (including interstate), affecting a number of our normal business practices and operations. These conflicts or pandemics could cause disruptions to mining operations, manufacturing operations and supply chains around the world. The extent and duration of such conflicts or pandemics could lead to market disruptions, including significant volatility in commodity prices, such as the prices of the coal we sell and diesel fuel we purchase, instability in the financial markets, higher inflation, supply chain interruptions, political and social instability, as well as an increase in cyberattacks and espionage.

Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control.

We generate revenue from the sale of coal and our financial results are materially impacted by the prices we receive. Prices and quantities under Met coal sales contracts with North American customers are generally based on expectations of the next year's coal prices at the time the contract is entered into, renewed, extended or re-opened. Pricing in the global seaborne market is typically set on a rolling quarterly average benchmark price.

Sales by our U.S. Operations to the export market are typically priced with reference to a benchmark index. Sales by our Australian Operations have typically been contracted on an annual basis and are priced with reference to benchmark indices or bilaterally negotiated term prices and spot indices. As a result, a significant portion of our revenue is exposed to movements in coal prices and any weakening in Met or thermal coal prices would have an adverse impact on our financial condition and results of operations.

Expectations regarding future prices for coal depend upon many factors beyond our control, including the following:

- the current market price of coal;

- overall domestic and global economic conditions, including inflationary conditions and the supply of and demand for domestic and foreign coal, coke and steel;

- the consumption pattern of industrial consumers, electricity generators and residential users;

- adverse weather conditions in our markets that affect our ability to produce Met coal or affect the demand for thermal coal;

- competition from other coal suppliers;

- technological advances affecting the steel production process and/or energy consumption;

- the costs, availability and capacity of transportation infrastructure; and

- the impact of domestic and foreign governmental policy, laws and regulations, including the imposition of and changes in tariffs, environmental and climate change regulations and other regulations affecting the coal mining industry, including regulations and measures introduced in response to global pandemics.

Met coal continues to be a volatile commodity. The demand and supply in the Met coal industry changes from time to time. There are no assurances that an oversupply of coal will not occur, that demand will not decrease or that overcapacity will not occur, which could cause declines in the prices of coal, which could have a material adverse effect on our financial condition and results of operations.

In addition, coal prices are highly dependent on the outlook for coal consumption in large Asian economies, such as China, India, South Korea and Japan, as well as any changes in government policy regarding coal or energy in those countries. Seaborne Met coal import demand can also be significantly impacted by the availability of local coal production, particularly in the leading Met coal import countries of China and India, among others, and the competitiveness of seaborne Met coal supply, including from the leading Met coal exporting countries of Australia, the United States, Russia, Canada and Mongolia, among others.

Demand for our Met coal is significantly dependent on the steel industry.

The majority of the coal that we produce is Met coal that is sold, directly or indirectly, to steel producers and is used in blast furnaces for steel production. Met coal, specifically high-quality HCC and low-volatile PCI, which is produced at most of our assets, has specific physical and chemical properties, which are necessary for efficient blast furnace operation. Therefore, demand for our Met coal is correlated to demands of the steel industry. The steel industry's demand for Met coal is influenced by a number of factors, including: the cyclical nature of the steel industry's business; general economic and regulatory conditions and demand for steel; and the availability, cost and preference for substitutes for steel, such as aluminum, composites and plastics, all of which may impact the demand for steel products. Similarly, if new steelmaking technologies or practices are developed that allow other products to be substituted for Met coal in the integrated steel mill process, then demand for Met coal would be expected to decrease.

Although conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, there can be no assurance that over the longer term, competitive technologies not reliant on Met coal would not emerge, which could reduce the demand and price premiums for Met coal. For example, an alternative steelmaking process utilizing electric arc furnaces does not use coal as a manufacturing input and accounted for 29.1% of steel production in 2024. In addition, a significant reduction in the demand for steel products would reduce the demand for Met coal, which could have a material adverse effect on our financial condition and results of operations.

We face increasing competition, which could adversely affect our profitability.

Competition in the coal industry is based on many factors, including, among others, world supply, price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability, brand name and diversified operations. We are subject to competition from Met coal producers from Australia, the United States, Russia, Canada, Mongolia and other Met coal producing countries. Should those competitors obtain a competitive advantage in comparison to us (whether by way of an increase in production capacity, higher realized prices, lower operating costs, export/import tariffs, being comparatively less impacted as a result of global pandemics or otherwise), such competitive advantage may have an adverse impact on our ability to sell, or the prices at which we are able to sell coal products. In addition, some of our competitors may have more production capacity as well as greater financial, marketing and distribution resources, among other resources, than we do and may be subject to less stringent environmental and other regulations than we are.

The ongoing consolidation of the global Met coal industry has contributed to increased competition, and our competitive position may be adversely impacted by further consolidation among market participants or by competitors exiting bankruptcy proceedings under a lower cost structure. Similarly, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States and Australia. Other coal producers may also develop or acquire new projects to increase their coal production, which may adversely impact our competitiveness. Some of our global competitors have significantly greater financial resources, such that increases in their coal production may affect domestic and foreign Met coal supply into the seaborne market and associated prices and impact our ability to retain or attract Met coal customers. In addition, our ability to ship our Met coal to non-U.S. and non-Australian customers depends on port and transportation capacity. Increased competition within the Met coal industry for international sales could result in us not being able to obtain throughput capacity at port facilities, as well as transport capacity, and could cause the rates for such services to increase to a point where it is not economically feasible to export our Met coal.

Increased competition, or a failure to compete effectively, in the markets in which we participate may result in a loss of market share and could adversely affect our financial condition and results of operations.

Evolving tariffs, regulations and other restrictions on international trade may impact our ability to access international markets and impact our ability to plan for future investments, which could adversely affect our financial condition and results of operations.

The majority of the Met coal produced by our Australian Operations is exported by seaborne transportation to steel producers (primarily in Asia). Met coal produced by our U.S. Operations is consumed regionally by North American steel producers or exported by seaborne transportation to steel producers (primarily in Asia, Europe and South America).

Our access to international markets may be subject to ongoing interruptions and trade barriers due to policies of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. In addition, the Met coal that we export may be subject to tariffs. For example, during February 2025, the Chinese government announced tariffs on coal imported from the U.S. There can be no guarantee that additional tariffs, import quota restrictions, bans or other trade barriers will not be imposed (whether as a result of geopolitical tensions or for other reasons) on our products or on steel. We may or may not be able to access alternate markets for our coal should interruptions and trade barriers occur in the future, and we may be unable to pass the costs of tariffs on to our customers.

An inability for Met coal suppliers to access international markets may also result in an oversupply of Met coal and may result in a decrease in prices or the curtailment of production, which could have a material adverse effect on our financial condition and results of operations. Additionally, tariffs imposed by the U.S. on the import of certain steel products may impact foreign steel producers to the extent their production is imported into the U.S. Future tariffs or changes in tariffs could also further reduce imports of steel and increase U.S. Met coal demand from U.S. steel producers. This additional U.S. Met coal demand could be met by reducing exports of Met coal from our U.S. operations and redirecting that volume to domestic consumption.

Restrictions on international trade, including tariffs established by the U.S. and retaliatory tariffs from key trading partners, may limit international trade and adversely impact global economic conditions. We have taken actions to address the impact of evolving trade policies and will continue to monitor evolving trade negotiations to determine if additional measures are warranted, although these actions may not be successful. We cannot determine the impact, if any, that such restrictions and tariffs may have on demand for our Met coal. These conditions could result in continuing uncertainty regarding our ability to access international markets and may limit our ability to plan for future investments, which could adversely affect our financial condition and results of operations.

If transportation for our coal becomes unavailable or uneconomical for our customers, our ability to sell coal could suffer.

Our coal is transported to customers by a combination of road, rail, barge and ship.

Typically, we sell coal at the mine gate and/or loaded into vessels at the port. While ordinarily our coal customers arrange and pay for transportation of coal from the mine or port to the point of use, we have entered into arrangements with third parties to gain access to transportation infrastructure and services where required, including trucking companies, rail carriers and port owners. Where coal is exported or sold other than at the mine gate, the costs associated with these arrangements represent a significant portion of both the total cost of supplying coal to customers and of our production costs. As a result, the cost of transportation is not only a key factor in our cost base, but also in the purchasing decision of customers. Transportation costs may increase, and we may not be able to pass on the cost increases to our customers. For example, where transportation costs are connected to market demand, costs may increase if usage by us and other market participants increases. Significant increases in transport costs due to factors such as fluctuations in the price of diesel fuel, electricity and demurrage or environmental requirements, could make our coal less competitive when compared to coal produced from other regions and countries. As the transportation capacity secured by our port and rail agreements is based on assumed production volumes, we may also have excess transportation capacity (which, in the case of take-or-pay agreements, we may have to pay for even if unused) if our actual production volumes are lower than our estimated production volumes. Conversely, we may not have sufficient transportation capacity if our actual production volumes exceed our estimated production volumes, if we are unable to transport the full capacity due to contractual limitations or if any deterioration in our relationship with brokers and intermediaries results in a reduction in the proportion of coal purchased FOR from our U.S. Operations (and a corresponding increase in the proportion of coal purchased FOB).

The delivery of coal produced by our mining operations is subject to potential disruption and competition from other network users, which may affect our ability to deliver coal to our customers and may have an impact on productivity and profitability. Such disruptions to transportation services may include, among others:

- disruptions due to weather-related problems;

- key equipment or infrastructure failures;

- industrial action;

- rail or port capacity congestion or constraints;

- commercial disputes;

- failure to obtain consents from third parties for access to rail or land, or access being revoked or not granted by regulatory authorities;

- changes in applicable regulations;

- failure or delay in the construction of new rail or port capacity; and

- terrorist attacks, natural disasters, the impact from global pandemics, government shutdowns or other events.

Any such disruptions, or any deterioration in the reliability of services provided by our transportation service providers, could impair our ability to supply coal to our customers, result in decreased shipments and revenue and adversely affect our results of operations.

Take-or-pay arrangements within the coal industry could unfavorably affect our profitability.

Our Australian Operations generally contract port and rail capacity via long-term take-or-pay contracts, currently with Aurizon Operations and Pacific National Pty Ltd, for transport to and export from the Port of Gladstone via two main port terminals, RGTCT and WICET. We may enter into other take-or-pay arrangements in the future.

Where we have entered into take-or-pay contracts, we will generally be required to pay for our contracted port or rail capacity, even if it is not utilized by us or other shippers. Although the majority of our take-or-pay arrangements provide security over minimum port and rail infrastructure availability, unused port or rail capacity can arise as a result of varying unforeseen circumstances, including insufficient production from a given mine, a mismatch between the timing of required port and rail capacity for a mine, or an inability to transfer the unused capacity due to contractual limitations, such as required consent of the provider of the port or rail services, or because the coal must emanate from specified source mines or be loaded onto trains at specified load points. Paying for unused transport capacity could materially and adversely affect our cost structures and financial performance. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a summary of our expected future obligations under take-or-pay arrangements as of December 31, 2025.

A decrease in the availability or increase in costs of key supplies, capital equipment, commodities and purchased components, such as diesel fuel, steel, explosives and tires, could materially and adversely affect our financial condition and results of operations.

Our mining operations require a reliable supply of large quantities of fuel, explosives, tires, steel-related products (including roof control materials), lubricants and electricity. The prices we pay for commodities are strongly impacted by the global market. In situations where we have chosen to concentrate a large portion of purchases with one supplier, it has been to take advantage of cost savings from larger volumes of purchases and to support security of supply. If the cost of any of these key supplies or commodities increases significantly, or if a source for these supplies or mining equipment is unable to meet our replacement demands, our profitability could be reduced or we could experience a delay or halt in our production.

Prices for equipment, materials, supplies and employee labor contractor services have recently increased. Similar to recent years, long-term inflationary pressures may result in such prices continuing to increase more quickly than expected. Inflation increases costs for materials, labor and services, and we may be unable to secure these resources on economically acceptable terms or offset such costs with increased revenues, operating efficiencies, or cost savings, which may adversely impact our financial condition, results of operations, liquidity, and cash flows.

Our coal production and production costs can be materially and adversely impacted by unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment. For example, operation of the thermal dryer located at the CPP at Buchanan is dependent upon the delivery of natural gas and there is currently only one natural gas supplier in the area. Although we have entered into a gas purchase agreement with that supplier, this agreement can be terminated on 30 days' notice and any delay or inability to negotiate a replacement agreement would impact our costs of production as we would need to change our processing method at Buchanan.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

In Queensland, where all of our Australian Operations are carried out, exploring or mining for coal is unlawful without a tenement granted by the Queensland government. The grant and renewal of tenements are subject to a regulatory regime and each tenement is subject to certain conditions. There is no certainty that an application for the grant of a new tenement or renewal of one of the existing Tenements at Curragh will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to the Tenements may change at the time they are renewed. There is a risk that we may lose title to any of our granted Tenements if we fail to comply with the Tenement conditions and other applicable legislative requirements (including payment of Australian state royalties) or if the land that is subject to the title is required for public purposes. The Tenements have expiration dates ranging from May 31, 2026 to July 31, 2044 and, where renewal is required, there is a risk that the Queensland government may change the terms and conditions of such Tenement upon renewal.

In the United States, title to a leased property and mineral rights is generally secured prior to permitting and developing a property. In some cases, we rely on title information or representations and warranties provided by our lessors, grantors or other third parties. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and, accordingly, require us to reduce our estimated coal reserves. In addition, if we mine on property that we do not own or lease, we could incur civil damages or liability for such mining and be subject to conversion, negligence, trespass, regulatory sanction and penalties. Certain leases have minimum production requirements or require us to commence mining operations in a specified term to retain the lease. Failure to meet those requirements could result in losses of prepaid royalties and, in certain rare cases, could result in a loss of the lease itself.

In the United States, we predominantly access our mining properties through leases with a range of private landholders. If a default under a lease for properties on which we have mining operations were to result in the termination of the applicable lease, we may have to suspend mining or significantly alter the sequence of such mining operations, which may adversely affect our future coal production and future revenues.

To obtain leases or mining contracts to conduct our U.S. Operations on properties where defects exist or to negotiate extensions or amendments to existing leases, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

A defect in our title or the loss of any lease or Tenement upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves or process the coal we mine.

We may be unable to obtain, renew or maintain permits necessary for our operations, which would reduce coal production, cash flows and profitability.

Our performance and operations depend on, among other things, being able to obtain on a timely basis, and maintain, all necessary regulatory approvals, including any approvals arising under applicable mining laws, environmental regulations and other laws, for our current operations and our expansion and growth projects. Examples of regulatory approvals that we must obtain and maintain include mine development approvals, environmental permits and, in Australia, tenure and approvals relating to native title and indigenous cultural heritage. In addition, our operations depend on our ability to obtain and maintain consents from private land owners and good relations with local communities.

The requirement to obtain and maintain approvals and address potential and actual issues for former, existing and future mining projects is common to all companies in the coal sector. However, there is no assurance or guarantee that we will obtain, secure, or be able to maintain any or all of the required consents, approvals and rights necessary to maintain our current production profile from our existing operations or to develop our growth projects in a manner which will result in profitable mining operations and/or achieve our long-term production targets. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to the interpretation of the regulators that enforce them, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. In states where we operate, applicable laws and regulations also provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we or any entity that owns or controls or is under common ownership or control with us has unabated permit violations or has been the subject of permit or reclamation bond revocation or suspension. Thus, past or ongoing violations of federal and state mining laws by us or such entity could provide a basis to revoke existing permits, deny the issuance of additional permits or modify or amend existing permits. The permitting required for coal mining continues to be the subject of increasingly stringent regulatory and administrative requirements and extensive activism and litigation by environmental groups. If this trend continues, it could materially and adversely affect our mining operations, development and expansion plans, cost structures, the transport of coal and our customers' ability to use coal produced by our mines, which, in turn, could have a material adverse effect on our financial condition and results of operation.

In particular, certain of our activities require a dredge and fill permit from the USACE under Section 404 of the CWA. In recent years, the Section 404 permitting process has been subject to increasingly stringent regulatory and administrative requirements and a series of court challenges, which have resulted in increased costs and delays in the permitting process.

Additionally, we may rely on nationwide permits under the Section 404 program of the CWA for some of our operations. These nationwide permits are issued every five years. If we are unable to use the nationwide permits program and require an individual permit for certain work, that could delay operations.

If we are unable to obtain and maintain the approvals, consents and rights required for our current and future operations, or if we obtain approvals subject to conditions or limitations, the economic viability of the relevant projects may be adversely affected, which may in turn result in the value of the relevant assets being impaired, which could have a material adverse effect on our financial condition and results of operations.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity.

Efficient coal mining using modern techniques and equipment requires skilled workers, preferably with at least a year of experience and proficiency in multiple mining tasks. Any reduced availability or future shortage of skilled labor in the Australian and U.S. mining industries could result in us having insufficient personnel to operate our business, or expand our production, particularly in the event there is an increase in the demand for our coal, which could adversely affect our financial condition and results of operations.

Operational and Technology Risks

Risks inherent to mining operations could impact the amount of coal produced, cause delays in or suspension of coal deliveries, or increase the cost of operating our business.

Our mining operations, including exploration, development, preparation, product handling and accessing transport infrastructure, may be affected by various operational difficulties that could impact the amount of coal produced at our coal mines, cause delays in or suspension of coal deliveries, or increase the cost of mining for a varying length of time. Our financial performance is dependent on our ability to sustain or increase coal production and maintain or increase operating margins. Our coal production and production costs are, in many respects, subject to conditions and events beyond our control, which could disrupt our operations and have a significant impact on our financial results. Adverse operating conditions and events that we have experienced in the past or may experience in the future include:

- a failure to achieve the Met coal qualities or quantities anticipated from exploration activities;

- variations in mining and geological conditions from those anticipated, such as variations in coal seam thickness and quality, and geotechnical conclusions;

- operational and technical difficulties encountered in mining, including equipment failure, delays in moving longwall equipment, drag-lines and other equipment and maintenance or technical issues;

- adverse weather conditions or natural or man-made disasters, including hurricanes, cyclones, tornadoes, floods, droughts, bush fires, seismic activities, ground failures, rock bursts, structural cave-ins or slides and other catastrophic events (such as global pandemics);

- insufficient or unreliable infrastructure, such as power, water and transport;

- industrial and environmental accidents, such as releases of mine-affected water and diesel spills (both of which have affected our Australian Operations in the past);

- industrial disputes and labor shortages;

- mine safety accidents, including fatalities, fires and explosions from methane and other sources;

- competition and conflicts with other natural resource extraction and production activities within overlapping operating areas, such as natural gas extraction or oil and gas development;

- unexpected shortages, or increases in the costs, of consumables, spare parts, plant and equipment;

- cyberattacks or other cybersecurity incidents that could disrupt systems we rely on for our operations; and

- other security breaches or terrorist acts.

If any of the foregoing conditions or events occurs and is not mitigated or excusable as a force majeure event under our coal sales contracts, any resulting failure on our part to deliver coal to the purchaser under such contracts could result in economic penalties, demurrage costs, suspension or cancellation of shipments or ultimately termination of such contracts, which could have a material adverse effect on our financial condition and results of operations.

Our U.S. Operations are concentrated in two mines in the CAPP, and our Australian Operations include two open cut mines (Curragh North and Curragh South) and one underground mine (Mammoth) in the Bowen Basin of Australia. As a result, the effects of any of these conditions or events may be exacerbated and may have a disproportionate impact on our results of operations and assets. Any such operational conditions or events could also result in disruption to key infrastructure (including infrastructure located at or serving our mining activities, as well as the infrastructure that supports freight and logistics). These conditions and events could also result in the partial or complete closure of particular railways, ports or significant inland waterways or sea passages, potentially resulting in higher costs, congestion, delays or cancellations on certain transport routes. Any of these conditions or events could adversely impact our business and results of operations.

Our long-term success depends upon our ability to continue discovering, or acquiring and developing assets containing, coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. Our long-term outlook depends on our ability to maintain a commercially viable portfolio of coal reserves that are economically recoverable. Failure to acquire or discover new coal reserves or develop new assets could negatively affect our financial condition and results of operations. Exploration activity may occur adjacent to established assets and in new regions. These activities may increase land tenure, infrastructure and related political risks. Failure to discover or acquire new coal reserves, replace coal reserves or develop new assets or operations in sufficient quantities to maintain or grow the current level of reserves could negatively affect our financial condition and results of operations.

Potential changes to our portfolio of assets through acquisitions and divestments may have an adverse effect on future results of operations and financial condition. From time to time, we may add assets to, or divest assets from, our portfolio. There are a number of risks associated with historical and future acquisitions or divestments, including, among others:

- adverse market reaction to such acquisitions and divestments or the timing or terms on which acquisitions and divestments are made;

- imposition of adverse regulatory conditions and obligations;

- geopolitical risks;

- commercial objectives not being achieved as expected;

- unforeseen liabilities arising from changes to the portfolio;

- sales revenues and operational performance not meeting expectations;

- anticipated synergies or cost savings being delayed or not being achieved; and

- inability to retain key staff and transaction-related costs being more than anticipated.

These factors could materially and adversely affect our financial condition and results of operations.

We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made.

We rely on estimates of our recoverable resources and reserves. In this Annual Report on Form 10-K, we report our estimated resources and reserves in accordance with subpart 1300 of Regulation S-K under the Exchange Act. See Item 2. "Properties." Subpart 1300 of Regulation S-K requires us to disclose our mineral resources, in addition to our mineral reserves. In addition, as an ASX-listed company, our ASX disclosures follow the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012, or the JORC Code. Accordingly, our estimates of resources and reserves in this Annual Report on Form 10-K and in other reports that we are required to file with the SEC may be different than our estimates of resources and reserves as reported in our ASX disclosures.

Coal is economically recoverable when the price at which it can be sold exceeds the costs and expenses of mining and selling the coal. The costs and expenses of mining and selling the coal are determined on a mine-by-mine basis, and as a result, the price at which our coal is economically recoverable varies based on the mine. We base our resource and reserve information on geologic data, coal ownership information and current and proposed mine plans, and mining cost assumptions may be affected by changes in mine planning or scheduling over time. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. There are inherent uncertainties and risks associated with such estimates, including:

- geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience and assumptions in areas we currently mine;

- current and future market prices for coal, contractual arrangements, operating costs and capital expenditures;

- severance and excise taxes, unexpected governmental taxes, royalties, stamp duty and development and reclamation costs;

- future mining technology improvements;

- the effects of regulation by governmental agencies;

- the ability to obtain, maintain and renew all required permits;

- employee health and safety; and

- historical production from the area compared with production from other producing areas.

Except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Even if a mineral resource exists, there can be no assurance that any part of such mineral resource will ever be converted to mineral reserves.

In addition, estimates of coal resources and reserves are revised based on actual production experience, and/or new exploration information and therefore the estimates of coal resources and reserves are subject to change. Should we encounter geological conditions or qualities different from those predicted by past drilling, sampling and similar examinations, estimates of coal resources and reserves may have to be adjusted and mining plans, coal processing and infrastructure may have to be altered in a way that might adversely affect our operations. As a result, our estimates may not accurately reflect our actual future coal resources and reserves and the quantity and quality of the coal that we recover may be less than the resource and reserve estimates included in this Annual Report on Form 10-K. If our actual coal resources and reserves are less than current estimates, or the rate at which they are recovered is less than estimated or results in higher than estimated costs, our financial condition and results of operations may be materially and adversely affected.

Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform.

We use contractors and other third parties for exploration, mining and other services generally, and we are reliant on several third parties for the success of our current operations and the development of our growth projects. While this is normal practice for the mining industry, problems caused by third parties may arise, which may have an impact on our performance and operations. In particular, the majority of workers at our Australian Operations are employed by contractors, including Thiess Pty Ltd, Golding Contractors Pty Ltd and Mammoth Underground Mine Management Pty Ltd.

Operations at our mines may be interrupted for an extended period in the event that we lose any of our key contractors (because their contract is terminated or expires) and we are required to replace them. There can be no assurance that skilled third parties or contractors will continue to be available at reasonable rates or at all. As we do not have the same control over contractors as we do over employees, we are also exposed to risks related to the quality or continuation of the services of, and the equipment and supplies used by, our contractors, as well as risks related to the compliance of our contractors with environmental and health and safety legislation and internal policies, standards and processes. Any failure by our key contractors to comply with their obligations under our operating agreements with them (whether as a result of financial, safety or operational difficulties or otherwise), any termination or breach of our operating agreements by our contractors, any protracted dispute with a contractor, any inability to perform due to global pandemics or other health concerns, any material labor dispute between our contractors and their employees or any major labor action by those employees against our contractors, could have a material adverse effect on our financial condition and results of operations.

Further, in periods of high commodity prices, demand for contractors may exceed supply resulting in increased costs or lack of availability of key contractors. Disruptions of operations or increased costs also can occur as a result of disputes with contractors or a shortage of contractors with particular capabilities. To the extent that any of the foregoing risks were to materialize, our operating results and cash flows could be adversely affected.

Our inability to replace or repair damaged or destroyed equipment or facilities in a timely manner could materially and adversely affect our financial condition and results of operations.

We depend on several major pieces of mining equipment and facilities to produce and transport coal, including, but not limited to, longwall mining systems, continuous miners, draglines, dozers, excavators, shovels, haul trucks, conveyors, CPPs and rail loading and blending facilities. Obtaining and repairing these major pieces of equipment often involves long lead times. If any of these pieces of equipment and facilities suffers major damage or is destroyed by fire, abnormal wear and tear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport coal and could materially and adversely affect our financial condition and results of operations. Our ability to replace or repair damaged or destroyed equipment or facilities may also be dependent on suppliers or manufacturers remaining operational and having the relevant equipment, workforce or services available for us. Suppliers and manufacturers may be unable to provide such equipment, work force or service for a range of reasons that are beyond our control.

Additionally, regulatory agencies sometimes make changes with regard to requirements for pieces of equipment. Such changes can impose costs on us and can cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

We manage our business with a number of key personnel, the loss of whom could affect our future performance, absent the completion of an orderly transition. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel in tight labor markets, particularly personnel with mining experience. While we have entered into employment contracts with a number of key personnel in Australia and the United States, we cannot provide assurance that key personnel will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate insurance coverage for some business risks.

We have insurance coverage for certain operating risks that provides limited coverage for some potential liabilities associated with our business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, we may become subject to liability (including in relation to pollution, occupational illnesses or other hazards), or suffer loss resulting from business interruption, for which we are not insured (or are not sufficiently insured) or cannot insure, including liabilities in respect of past activities.

Should we suffer a major uninsured loss, future financial performance could be materially and adversely affected. In addition, insurance may not continue to be available at economically acceptable premiums or coverage may be reduced. As a result, the insurance coverage may not cover the full scope and extent of claims against us or losses we may incur. The occurrence of a significant adverse event not fully or partially covered by insurance could have a material adverse effect on our financial condition and results of operations.

Cybersecurity incidents, attacks and other similar crises or disruptions could interrupt or disrupt our information technology systems, or those of our third-party business partners, which could, among other things, negatively affect our business, financial condition and results of operations.

Our business may be impacted by cybersecurity incidents, cyberattacks, system failures and other cybersecurity threats to our information networks and systems, as well as those of our third-party business partners, and the information stored on those networks and systems. Strategic targets, such as energy-related assets, may be at greater risk of cybersecurity incidents, attacks, and threats than other targets in the United States or Australia. Cybersecurity incidents and similar attacks vary in their form and can include the deployment of harmful malware or ransomware, denial-of-services attacks, and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and information. Cybersecurity incidents can also include fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities through software including software commonly used by companies in cloud-based services and bundled software. While we have experienced cybersecurity threats and cybersecurity incidents, these events have not materially affected our strategy, results of operations or financial condition to date. Although we maintain a cyber insurance policy, there is no guarantee that such coverage will be sufficient to address costs, liabilities and damages we may incur in connection with a cybersecurity incident or that such coverage will continue to be available on commercially reasonable terms or at all. It is possible that any such occurrences could have a material adverse effect on our business, financial condition and results of operations.

In addition, a disruption in, or failure of, our information technology, or IT, systems or those of our third-party business partners, and the information stored on those networks and systems could adversely affect our business operations and financial performance. We rely on the accuracy, capacity and security of our IT systems for the operations of many of our business processes and to comply with regulatory, legal and tax requirements. While we maintain some of our critical IT systems, we are also dependent on third parties to provide important IT services relating to, among other things, human resources, electronic communications and certain finance functions. Despite the security measures that we have implemented, including those related to cybersecurity, our systems, or third-party systems on which we rely, could be breached, disrupted or damaged by computer viruses, natural or manmade incidents, accidents, failures, disasters or unauthorized physical or electronic access. Though we have controls in place, we cannot provide assurance that a cybersecurity incident or similar attack or failure will not occur.

Furthermore, we may have little or no oversight with respect to security measures employed by third-party service providers, which may ultimately prove to be ineffective at countering threats. We currently do not have any indication that any risks from cybersecurity threats have had, or are reasonably likely to have, a material effect on our business strategy, results of operations or financial condition.

Failures of our IT systems, whether caused maliciously or inadvertently, may result in the disruption of our business processes, the unauthorized release of sensitive, confidential or otherwise protected information or the corruption of data, which could adversely affect our business operations and financial performance. We may be required to incur significant costs to protect against and remediate the damage caused by such disruptions or system failures in the future. A cybersecurity incident relating to our information or systems or that of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce and maintain our information technology infrastructure and cybersecurity requirements may result in substantial harm to our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, litigation including individual claims or consumer class actions, commercial litigation, administrative, civil or criminal investigations or actions, regulatory intervention, sanctions or fines, investigation and remediation costs and negative publicity.

Financial and Strategic Risks

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

A significant portion of the sales of our Met coal is to customers with whom we have had long-term relationships. The success of our business depends on our ability to retain our current customers, renew our existing customer contracts and solicit new customers. Our ability to do so generally depends on a variety of factors, including having our mines operational, having the type and quantity of coal available, the quality and price of our products, our ability to market these products effectively, our ability to deliver on a timely basis and the level of competition that we face.

In addition, our sales contracts generally contain provisions that allow customers to suspend or terminate if we commit a material breach of the terms of the contract, a change in law restricts or prohibits a party from carrying out its material obligations under the contract or a material adverse change occurs in our financial standing or creditworthiness. If customers suspend or terminate existing contracts, or otherwise refuse to accept shipments of our Met coal for which they have an existing contractual obligation, our revenues will decrease, and we may have to reduce production at our mines until our customers' contractual obligations are honored.

For the year ended December 31, 2025, our top ten customers comprised 68.7% of our total revenue and our top five customers comprised 51.1% of our total revenue. For the year ended December 31, 2025, sales to Tata Steel and ArcelorMittal represented 18.2% and 12.4%, respectively, of our total revenue. The majority of our sales are made on a spot basis or under contracts with terms of typically one year. The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions, replacement of contracts, or otherwise, may adversely affect our business, financial condition and results of operations.

If our ability to collect payments from customers is impaired, our revenues and operating profits could suffer.

Our ability to receive payment for coal sold and delivered will depend on the continued creditworthiness and contractual performance of our customers and counterparties. For certain customers, we require the provision of a letter of credit as security for payment. The inability of key customers to procure letters of credit (due to general economic conditions or the specific circumstances of the customer) may restrict our ability to contract with such customers or result in fewer sales contracts being executed, which could materially and adversely affect our financial condition and results of operations. For certain of our large customers in Australia who have not provided letters of credit or other forms of security, we maintain an insurance policy to cover any failure in payment. This insurance coverage, however, may not cover the full scope and extent of losses we may incur as the result of a payment default or otherwise.

If a customer does not pay amounts due in a timely manner, we may decide to sell the customer's coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. If our customers' or counterparties' creditworthiness deteriorates, our business could be adversely affected.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies could downgrade our ratings due to factors specific to our business, a prolonged cyclical downturn in the mining industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally. Any decline in our credit ratings would likely increase our cost of financing, limit our access to the capital markets, significantly harm our financial condition and results of operations, hinder our ability to refinance existing indebtedness on acceptable terms, or at all, and have an adverse effect on the market price of our securities.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under our senior secured notes, the ABL Facility and other debt, and we may be forced to take other actions to satisfy our obligations under our debt, which may not be successful.

As of December 31, 2025, we had $400.0 million aggregate principal amount of our senior secured notes due 2029 outstanding and $272.1 million (A$406.6 million) aggregate principal amount of borrowings under the ABL Facility. As of December 31, 2025, our borrowing facilities had been fully drawn.

We dedicate a portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund capital expenditures, acquisitions or strategic development initiatives and other general corporate purposes. Our ability to make scheduled payments on or to refinance our debt obligations will depend on our ability to generate cash in the future and our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our debt. In addition, any failure to comply with covenants in the instruments governing our debt agreements could result in an event of default that, if not cured or waived, would have a material adverse effect on us.

Our level of indebtedness could have further consequences, including, but not limited to, increasing our vulnerability to adverse economic or industry conditions, placing us at a competitive disadvantage compared to other businesses in the coal industry that are not as leveraged and that may be better positioned to withstand economic downturns, limiting our flexibility to plan for, or react to, changes in our business and the coal industry generally, and requiring us to refinance all or a portion of our existing debt. We may not be able to refinance on commercially reasonable terms or at all, and any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, making it more difficult to obtain surety bonds, letters of credit or other financial assurances that may be demanded by our vendors or regulatory agencies, particularly during periods in which credit markets are weak.

If we are unable to service our debt obligations, we could face substantial liquidity problems and we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, including additional secured or unsecured debt, or restructure or refinance our debt, and we may be unable to continue as a going concern. We may be unable to consummate any proposed asset sales or recover the carrying value of these assets, and any proceeds may not be adequate to meet any debt service obligations then due. Any of these examples potentially could have a material adverse impact on our results of operations, profitability, stockholders' equity and capital structure.

We adjust our capital structure from time to time and may need to increase our debt leverage, which would make us more sensitive to the effects of economic downturns.

It is possible that we may need to raise additional debt or equity funds in the future. Our ABL Facility and operating cash flows may not be adequate to fund our ongoing capital requirements for any future acquisitions or projects or to refinance our debt. There is no guarantee that we will be able to refinance our existing debt, or if we do, there is no guarantee that such new funding will be on terms acceptable to us.

Global credit markets have been severely constrained in the past, such as during the global financial crisis, the European sovereign debt crisis and the COVID-19 pandemic, and the ability to obtain new funding or refinance our existing debt in the future may be significantly reduced. If we are unable to obtain sufficient funding, either due to banking and capital market conditions, generally, or due to factors specific to our business, we may not have sufficient cash to meet our ongoing capital requirements, which in turn could materially and adversely affect our financial condition. Failure to obtain sufficient financing could cause delays in or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

In recent years, certain financial institutions, investment managers and insurance companies globally have taken actions to limit or divest investments in, financing made available to, and insurance coverage provided for, the development of new coal-fired power plants and coal miners that derive revenues from thermal coal sales. For example, certain financial institutions have publicly announced that they would stop funding new thermal coal projects or would otherwise reduce their overall lending to coal producers. These or similar policies may adversely impact the coal industry generally, our ability to access capital and financial markets in the future, our costs of capital and the future global demand for coal.

Our business requires substantial ongoing capital expenditures, and we may not have access to the capital required to reach full productive capacity at our mines.

Maintaining and expanding mines and related infrastructure is capital intensive. Specifically, the exploration, permitting and development of Met coal reserves, mining costs, the maintenance of machinery, facilities and equipment and compliance with applicable laws and regulations require ongoing capital expenditures. Any decision to increase production at our existing mines or to develop the Met coal recoverable reserves at our development properties in the future could also affect our capital needs or cause future capital expenditures to be higher than in the past and/or higher than our estimates. We cannot assure that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and on our current or projected timelines. As a result, we may be required to defer all or a portion of our capital expenditures, and our results of operations, business and financial condition may be materially and adversely affected.

To fund our capital expenditures, we are required to use cash from our operations, incur debt or issue new equity. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and by the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control. If cash flow generated by our operations and/or the undrawn capacity under our committed debt facilities are insufficient to meet our capital requirements and we are unable to access the capital markets on acceptable terms or at all, we could be forced to curtail the expansion of our existing mines and the development of our properties which, in turn, could lead to a decline in our production and could materially and adversely affect our business, financial condition and results of operations.

Risks related to our investment in WICET may adversely affect our financial condition and results of operations.

We have a minority interest in WICET Holdings Pty Ltd, whose wholly owned subsidiary, WICETPL, owns WICET. Other coal producers who export coal through WICET also hold shares in WICET Holdings Pty Ltd. In addition, we and the other coal producers (or shippers) have evergreen, ten-year take-or-pay agreements with WICETPL and pay a terminal handling charge to export coal through WICET, which is calculated by reference to WICET's annual operating costs, as well as finance costs associated with WICETPL's external debt facilities.

Under our WICET Take-or-Pay Agreement, Curragh's export capacity is 1.5 MMtpa, and we are obligated to pay the terminal handling charge for this capacity, whether utilized or not. The terminal handling charge calculation is based on total operating and finance costs of WICETPL being charged to contracted shippers in proportion to each shipper's contracted capacity. Under the terms of the WICET Take-or-Pay Agreement, the terminal handling charge payable by us can be adjusted (increased or decreased) by WICETPL if WICETPL's operating and finance costs change, or if a contracted shipper defaults on its take-or-pay agreement obligations and has its contracted capacity reduced to nil. Under the terms of the WICET Take-or-Pay Agreement, there is a limit on how much WICETPL can charge us for recovery of its finance costs, referred to as a finance cap. Since WICET began operating in April 2015, five WICET Holdings Pty Ltd shipper-shareholders have defaulted on their obligations under their respective take-or-pay agreements and subsequently had those agreements terminated. The result of these terminations was a decrease in the aggregate contracted tonnage at WICET from 27 MMtpa to 13.9 MMtpa.

Given the operation of the finance cap (which has been reached, subject to further adjustment for Consumer Price Index, or CPI) there is a limit on the recovery by WICET of its financing costs from shippers. Accordingly, prior defaults referred to above have resulted in only minor increases to the terminal handling charges payable by the remaining shipper shareholders (including us). These increases have related to higher A$/ton (or US$/ton) charge for operating costs resulting from a lower contract base. If any of the remaining shipper shareholders becomes insolvent and/or defaults under its take-or-pay agreement, the terminal handling charges for the remaining shipper shareholders, including us, may increase proportionately to pay the defaulting shipper's share of WICET's operating and financing costs going forward (noting that the finance cap applies in respect of the financing costs component of the terminal handling charges).

In addition, if we default under the WICET Take-or-Pay Agreement and that default is not remedied, then we will be obligated to pay a termination payment. The termination payment is equal to the lesser of our proportion of WICETPL's total external debt (which is based on the proportion that our contracted tonnage bears to the total contracted tonnage at WICET when the payment obligation is triggered) and ten years equivalent terminal handling charges at the prevailing rate at the time that the termination payment falls due. We have provided security to WICETPL in the form of a bank guarantee, the amount of which is required to cover our estimated liabilities as a shipper under the WICET Take-or-Pay Agreement for the following 12-month period.

In the event of WICETPL defaulting on its external debt obligations, external lenders to WICETPL may enforce their rights to the security over the assets of WICET and appoint a receiver to take steps to recover outstanding debt. The external lenders do not have direct recourse to the shippers to recover outstanding debt and shipper take-or-pay agreements would remain on foot and access to the port would continue to be available to us.

In the event of a permanent cessation of operations at WICET, we may be required to procure additional port capacity elsewhere, as well as be liable for a termination payment under the WICET Take-or-Pay Agreement.

Restrictions and limitations related to our coal supply agreements with Stanwell may adversely impact our strategy, financial condition, results of operations and business.

Coronado has an ACSA, as amended from time to time, with Stanwell to supply thermal coal to the Stanwell Power Station. Under the ACSA, in addition to supplying thermal coal at a price below the cost to Curragh of mining and processing the coal, Coronado paid certain rebates to Stanwell on Met coal exported from certain parts of Curragh, which represented the deferred purchase cost of the right to mine certain areas at Curragh. Coronado has also entered into the NCSA, as amended from time to time, with Stanwell, that will commence upon the expiration of the ACSA (which is expected to occur in the first half of 2027 based on estimated volume remaining to be delivered). Under the NCSA, Coronado will supply thermal coal to Stanwell at a fixed contract price that varies in accordance with agreed formulae, inclusive of all statutory charges and royalties in respect of coal sold and delivered under the NCSA. Our cost of supplying coal to Stanwell has been and may continue to be greater than the price paid by Stanwell.

In November 2025, we and Stanwell entered into the Second Amendment to the ACSA and NCSA that, among other matters, provides for certain prepayments by Stanwell to us, and the deferral of the payment of certain amounts by us to Stanwell. The value of the Prepayment and Deferred Payment Balance will be settled through delivery of coal to Stanwell in months when our liquidity exceeds $300.0 million. The Prepayment and Deferred Payment Balance bear interest at 7.5% per annum, with the accrued amount (including accrued interest) capped at 1.2 times of the outstanding principal balance until the final delivery date pursuant to the NCSA.

Our ability to satisfy our obligations to Stanwell will depend on our financial condition and operating performance in the future, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. Our inability to comply with our obligations under the Stanwell agreements could result in an event of default under those agreements, which could have a material adverse effect on our credit ratings and financial condition.

The Second Amendment also limits our ability to pay a distribution to stockholders (or CDI holders) (e.g., a dividend) such that we are required to maintain a minimum cash liquidity of at least US$300.0 million following: (i) such distribution; (ii) any required repurchase of the Notes in connection with such distribution; and (iii) payment to Stanwell of an equal or greater amount (up to a maximum of 3 times) than the distribution being used to reduce the Prepayment and Deferred Payment Balance. These restrictions may impact our decisions regarding our ability to make distributions, which could restrict our ability to execute on our business strategy.

Additionally, if our current controlling shareholder ceases to control us by disposing of 20% or more of its shares, we must immediately pay all rebates waived by Stanwell, plus interest. The Company may not have sufficient funds or liquidity (or access thereto) to repay the rebates in the event they become due and payable to Stanwell, which could adversely impact our financial condition, results of operations and our business.

We may not recognize the intended benefits of the ACSA or the NCSA, or similar agreements we may enter into in the future, and may enter into similar agreements in the future that limit or restrict our business, including our ability to make distributions to stockholders (or CDI holders). The limitations and restrictions under the ACSA and the NCSA may adversely impact our ability to execute on our strategy, our financial condition, our results of operations and our business.

For further information refer to Item 8. "Financial Statements and Supplementary Data—Note 14. Contract Obligations."

We could be adversely affected if we fail to appropriately provide financial assurances for our obligations.

Australian laws and U.S. federal and state laws require us to provide financial assurances related to requirements to reclaim lands used for mining, to pay federal and state workers' compensation, to provide financial assurances for coal lease obligations and to satisfy other operational and miscellaneous obligations.

As of December 31, 2025, we had posted $20.0 million of surety bonds, $45.7 million of cash collateralized bank guarantees and $95.9 million of cash collateral to meet these obligations.

Our financial assurance obligations may increase due to a number of factors, including the size of our mining footprint and new government regulations, and we may experience difficulty procuring or renewing our surety bonds. In addition, our bond issuers may demand higher fees or additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by federal and state law to have these bonds or other acceptable security in place before mining can commence or continue, any failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would adversely affect our ability to mine coal. That failure could result from a variety of factors, including lack of availability of surety bond or letters of credit, higher expenses, unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and the requirement to provide collateral for future third-party surety bond issuers under the terms of financing arrangements. If we fail to maintain adequate bonding, our mining permits could be invalidated, which would prevent mining operations from continuing, and future operating results could be materially and adversely affected.

In Australia, the Financial Provisioning Act establishes the way that our Australian Operations provide for and manage associated costs of providing financial assurances related to mine rehabilitation obligations.

On October 23, 2025, the Scheme Manager issued an indicative Annual Review Allocation of "High" for the Curragh mine complex's EA number EPML00643713. As permitted under the Financial Provision Act, we made formal submissions to the Scheme Manager requesting a review of this indicative rating. Following consideration of the Company's formal submission, the Scheme Manager confirmed the Annual Review Allocation of "High," but applied discretion as permitted under the Financial Provision Act to grant transitional relief allowing the application of the "Moderate-High" risk category. This risk category will apply until the next Annual Review Allocation for the Curragh mine complex, which is expected to occur in November 2026.

Under the transitional "Moderate–High" risk category, the Company is required to make an annual contribution to the Scheme equivalent to 6.5% of Curragh's ERC, rather than provide financial assurance in the form of bank guarantees, insurance bonds or cash collateral equal to 100% of Curragh's ERC.

There can be no assurance that our risk category allocation will not change or increase in future years, which could materially and adversely impact our financial condition and results of operations. In particular, if the next Annual Review Allocation for EA number EPML00643713 results in a "High" rating, the transitional relief will no longer be available to us, and we could be required to provide financial assurance equal to 100% of Curragh's ERC. The amount of the ERC could be material, and we may be unable to provide sufficient cash collateral or secure sufficient guarantees or bonds on commercially acceptable terms, or at all.

For more information on the Financial Provisioning Act, see Item 1. "Business—Regulatory Matters—Australia—Environmental Protection Act 1994 (Qld)."

Mine closures entail substantial costs. If we prematurely close one or more of our mines or operations at one or more of our mines are suspended, our operations and financial performance would likely be adversely affected.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order mining operations to be temporarily suspended or a facility be permanently closed. For example, on December 18, 2025, operations at our Logan mine in West Virginia were temporarily suspended after an employee was fatally injured. On January 2, 2026, following an incident at the Mammoth Underground Mine where a worker was fatally injured, operations at the two open cut mines at Curragh (Curragh North and Curragh South) were idled for 24 hours and operations at the Mammoth Underground Mine at Curragh were suspended.

We could also be required to close or discontinue operations at particular mines before the end of their mine life due to environmental, geological, geotechnical, commercial, leasing or other issues. Such closure or discontinuance of operations could result in significant closure and rehabilitation expenses, employee redundancy costs, contractor demobilization costs and other costs or loss of revenues. If and when incurred, these closure and rehabilitation costs could exceed our current estimates. If one or more of our mines is closed earlier than anticipated, we would be required to fund the reclamation and closure costs on an expedited basis and potentially lose revenues and, for some of our operations, pay for take-or-pay arrangements that we no longer use, which would have an adverse impact on our operating and financial performance. Many of these costs could also be incurred if a mine was unexpectedly placed into care and maintenance before the end of its planned mine life, such as our Logan mine in the U.S.

If the assumptions underlying our provision for reclamation and mine closure obligations prove to be inaccurate, we could be required to expend greater amounts than anticipated.

The EP Act and the SMCRA establish operational, reclamation and closure standards for all aspects of surface mining as well as deep mining. We accrue for the costs of current mine disturbance and final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation and mine-closing liabilities totaled $154.4 million as of December 31, 2025, based upon permit requirements and the historical experience at our operations. However, these estimates depend on a number of variables and assumptions, including the estimated future asset retirement costs and the timing of such costs, estimated proven reserves, assumptions involving third-party contractors, inflation rates and discount rates, and therefore are subject to change. If these accruals are insufficient or our liability in a future year is greater than currently anticipated, our future operating results and financial position could be adversely affected. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."

We are subject to foreign exchange risks involving certain operations in multiple countries.

Losses sustained from adverse movements in currency exchange rates can impact our financial performance and financial position and the level of additional funding required to support our businesses. Our financial results are reported in US$ and certain of our liabilities, earnings and cash flows are influenced by movements in exchange rates, especially movements in the A$ to US$ exchange rate. For example, costs relating to our Australian Operations are generally denominated in A$. In addition, foreign currency exposures arise in relation to coal supply contracts, procurement of plant and equipment and debt, which may be priced in A$ or other foreign currencies other than US$.

The impact of currency exchange rate movements will vary depending on factors such as the nature, magnitude and duration of the movements, the extent to which currency risk is hedged under forward exchange contracts or other hedging instruments and the terms of these contracts. We may enter into forward exchange contracts to hedge a portion of the foreign currency exposure of our Australian Operations from time to time. The unhedged portion of our non-US$ exposure is subject to the risk of adverse movements in exchange rates, which may affect our operating results, cash flows and financial condition.

We may be unsuccessful in integrating the operations of acquisitions with our existing operations and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including the following:

- difficulties in the integration of the assets and operations of the acquired businesses;

- inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas;

- the diversion of management's attention from other operations; and

- timing, and whether the acquisition or business expansion is occurring during adverse economic, social and regulatory periods.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be adversely affected.

Coronado Global Resources Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow is distributions from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.

Legal, Compliance and Regulatory Risks

We are subject to extensive health and safety laws and regulations that could have a material adverse effect on our reputation and financial condition and results of operations.

We are subject to extensive laws and regulations governing health and safety at coal mines in the United States and Australia. As a result of increased stakeholder focus on health and safety issues (such as black lung), there is a risk of legislation and regulatory change that may increase our exposure to claims arising out of current or former activities or result in increased compliance costs (e.g., through requiring improved monitoring standards or contribution to an industry-pooled fund). Regulatory agencies also have the authority, following significant health and safety incidents, such as fatalities, to order mining operations to be temporarily suspended or the facility be permanently closed. As discussed above, if further serious safety incidents occur at any of our mining facilities in the future, it is possible that a regulator might impose a range of conditions on re-opening of a facility, including requiring capital expenditures, which could have a material adverse effect on our reputation, financial condition and results of operations.

For additional information about the various regulations affecting us, see Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

We could be negatively affected if we fail to maintain satisfactory labor relations.

Relations with our employees and, where applicable, organized labor are important to our success. Enterprise bargaining, other disputes between us and our employees or disputes affecting our contractors may result in strikes or uncompetitive work practices.

As of December 31, 2025, we had 1,799 employees. In addition, as of December 31, 2025, there were 1,859 contractors supplementing the permanent workforce, primarily at Curragh. As of December 31, 2025, approximately 10.7% of our total employees, all at our Australian Operations, were represented by organized labor unions and covered by the Enterprise Agreement. This Enterprise Agreement will expire in 2027 but will remain in place by operation of the Fair Work Act 2009 (Cth) until replaced or terminated by the Fair Work Commission. Our U.S. Operations employ a 100% non-union labor force.

Future industrial action by our employees or mining contractors' employees or involving trade unions could disrupt operations and negatively impact mine productivity, production and profitability.

Our operations may impact the environment or cause exposure to hazardous substances, which could result in material liabilities to us.

We are subject to extensive environmental laws and regulations, and our operations may substantially impact the environment or cause exposure to hazardous materials to our contractors, our employees or local communities. We use hazardous materials and generate hazardous or other regulated waste, which we store in our storage or disposal facilities. We may become subject to statutory or common law claims (including damages claims) as a result of our use of hazardous materials and generation of hazardous waste. A number of laws, including, in the United States, CERCLA and the RCRA, and in Australia, the EP Act, impose liability relating to contamination by hazardous substances. Furthermore, the use of hazardous materials and generation of hazardous and other waste may subject us to investigation and require the clean-up of soil, surface water, groundwater and other media.

Mining operations, including blasting and processing ore bodies, can also generate environmental impacts. These impacts include, but are not limited to, leakages of polluting substances, explosions, flooding, fires, accidental mine water discharges, and excessive dust and noise. Such risks could result in damage to the applicable mine site, personal injury to our employees and contractors, environmental damage, decreased coal production and possible legal liability under environmental regulations. Employee or strict liability claims under common law or environmental regulations in relation to these matters may arise, for example, out of current or former activities at sites that we own, lease or operate and at properties to which hazardous substances have been sent for treatment, storage, disposal or other handling. Our liability for such claims may be strict, joint and several with other miners or parties or with our contractors, such that we may be held responsible for more than our share of the contamination or other damages, or even for the entire amount of damages assessed. Additionally, any violations of environmental laws by us could lead to, among other things, the imposition on us of substantial fines, penalties, other civil and criminal sanctions, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and take preventative steps against possible future violations, increased compliance costs, or costs for environmental remediation, rehabilitation or rectification works.

We maintain extensive Met coal refuse areas and slurry impoundments at our mining properties. At Curragh, coal slurry is disposed of by pumping into an impoundment area where particles are allowed to settle. We have procedures in place that the Curragh slurry impoundments remain below the surrounding topography so that there is minimal likelihood of failure and/or spills. At our U.S. Operations, refuse areas and impoundments are frequently inspected and subject to extensive governmental regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as create liability for related personal injuries, property damages and injuries to natural resources and plant and wildlife. Coronado has four refuse areas throughout our U.S. mining properties. Only one area is a slurry impoundment. One refuse area utilizes a slurry cell system, that is designed to limit the amount of slurry that is subject to a problematic release. Two of the refuse areas utilize a combined refuse system and do not impound slurry. The one slurry impoundment overlies mined out areas, which can pose a heightened risk of failure. The presence of the mined out works is incorporated into the design of this impoundment. If our impoundment or any of the other refuse areas were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for related fines and penalties.

Changes in and compliance with government policies, regulations or legislation may adversely affect our financial condition and results of operations.

The coal mining industry is subject to regulation by federal, state and local authorities in each relevant jurisdiction with respect to a range of industry specific and general matters. Any future legislation and regulatory change imposing more constraints or more stringent requirements may affect the coal mining industry and may adversely affect our financial condition and results of operations. Examples of such changes are future laws or regulations that may limit GHG emissions, attach a cost to GHG emissions, limit the use of thermal coal in power generation, create more stringent workplace health and safety laws, create more rigorous environmental laws, and make changes to existing taxation and royalty legislation.

Compliance with applicable federal, state and local laws and regulations may become more costly and time-consuming and may delay commencement or interrupt continuation of exploration or production at our operations. We have incurred, and may in the future incur, significant expenditures to comply with such regulation and legislation. These laws are constantly evolving and may become increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementation of the regulations for these laws have not yet been promulgated and in certain instances are undergoing revision. In addition, judicial decisions limiting the authority of regulatory agencies, or decisions impacting current regulations and policies implemented by such agencies, could create uncertainty regarding the regulatory landscape and impact the Company's ability to plan for future investments.

These laws and regulations, particularly new legislative or administrative proposals (or judicial interpretations of existing laws and regulations), could result in substantially increased capital, operating and compliance costs and could have a material adverse effect on our operations and our customers' ability to use our products. Due in part to the extensive and comprehensive regulatory requirements, along with changing interpretations of these requirements, violations of applicable federal, state and local laws and regulations occur from time to time in the coal industry and minor violations have occurred at our Australian Operations and our U.S. Operations in the past.

Moreover, changes in the law may impose additional standards and a heightened degree of responsibility for us and our stockholders, directors and employees; may require unprecedented compliance efforts; could divert our management's attention; and may require significant expenditures. For example, we may also be subject to unforeseen environmental liabilities resulting from coal-related activities, which may be costly to remedy or adversely impact our operations. In particular, the acceptable level of pollution and the potential abandonment costs and obligations for which we may become liable as a result of our activities may be difficult to assess under the current legal framework. To the extent that required expenditures, as with all costs, are not ultimately reflected in the prices of coal, our operating results may be detrimentally impacted. The costs and operating restrictions necessary for compliance with safety and environmental laws and regulations, which is a major cost consideration for our Australian Operations and U.S. Operations, may have an adverse effect on our competitive position relative to foreign producers and operators in other countries which may not be required to incur equivalent costs in their operations.

We are also affected by various other international, federal, state, local and tribal or indigenous environmental laws and regulations that impact our customers. To the extent that such environmental laws and regulations reduce customer demand for or increase the price of coal, our operating results may be detrimentally impacted. For additional information about the various regulations affecting us, see Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

We are subject to extensive forms of taxation, which impose significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal competitively.

Federal, state or local governmental authorities in nearly all countries across the global coal mining industry impose various forms of taxation on coal producers, including production taxes, sales-related taxes, royalties, stamp duties, environmental taxes and income taxes.

If new legislation or regulations related to various forms of coal taxation or income or other taxes generally which increase our costs or limit our ability to compete in the areas in which we sell coal, or which adversely affect our key customers, are adopted, or if the basis upon which such duties or taxes are assessed or levied changes or is different from that provided by us, our business, financial condition or results of operations could be adversely affected.

We may be subject to litigation, the disposition of which could negatively affect our profitability and cash flow in a particular period, or have a material adverse effect on our business, financial condition and results of operations.

Our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation that may be filed against us in the future. In addition, such litigation could have a material adverse effect on our business, financial condition and results of operations. See Item 3. "Legal Proceedings."

We have no registered trademarks for our Company name used by us in the United States or any other countries, and failure to obtain those registrations could adversely affect our business.

Although we have filed a trademark application for use of the stylized mark "CORONADO STEEL STARTS HERE" in the United States and Australia, our applications are still pending and the corresponding mark has not been registered in the United States or Australia. We have not filed for this or other trademarks in any other country. During trademark registration proceedings, we may receive rejections. If so, we will have an opportunity to respond, but we may be unable to overcome such rejections. In addition, Intellectual Property Australia, the United States Patent and Trademark Office and comparable agencies in many foreign jurisdictions may permit third parties to oppose pending trademark applications and to seek to cancel registered trademarks. If opposition or cancellation proceedings are filed against our trademark application, our trademark may not survive such proceedings, and/or we may be required to expend significant additional resources in an effort to defend ourselves in the proceedings or identify a suitable substitute mark for future use.

Failure to comply with applicable anti-corruption and trade laws, regulations and policies could result in fines and criminal penalties, causing a material adverse effect on our business, operating and financial prospects or performance.

Any fraud, bribery, misrepresentation, money laundering, violations of applicable trade sanctions, anti-competitive behavior or other misconduct by our employees, contractors, customers, service providers, business partners and other third parties could result in violations of relevant laws and regulations by us and subject us or relevant individuals to corresponding regulatory sanctions or other claims, and could also result in an event of default under our financing arrangements. These unlawful activities and other misconduct may have occurred in the past and may occur in the future and may result in civil and criminal liability under increasingly stringent laws relating to fraud, bribery, sanctions, competition and misconduct or cause serious reputational or financial harm to us. In addition, failure to comply with environmental, health or safety laws and regulations, privacy laws and regulations, U.S. trade sanctions, the U.S. Foreign Corrupt Practices Act and other applicable laws or regulations could result in litigation, the assessment of damages, the imposition of penalties, suspension of production or distribution, costly changes to equipment or processes due to required corrective action, or a cessation or interruption of operations.

We have policies, procedures and internal controls intended to identify, manage and mitigate legal risks and address regulatory requirements and other compliance obligations. However, there can be no assurance that such policies, procedures and established internal controls will adequately protect us against fraudulent or corrupt activity and such activity could have an adverse effect on our reputation, financial condition and results of operations.

Risks Specific to Our Common Stock

Our certificate of incorporation and bylaws include provisions that may discourage a change in control.

Provisions contained in our amended and restated certificate of incorporation, or certificate of incorporation, amended and restated bylaws, or bylaws, and Delaware law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. In addition, provisions of our certificate of incorporation and bylaws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, or the DGCL (or any successor provision thereto), until immediately following the time at which the EMG Group no longer beneficially owns in the aggregate shares of our common stock representing at least 10% of our voting stock, in which case we shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms would apply to us. Section 203 provides that an interested stockholder, along with its affiliates and associates (i.e., a stockholder that has purchased greater than 15%, but less than 85%, of a company's outstanding voting stock (with certain exclusions)), may not engage in a business combination transaction with such company for a period of three years after buying more than 15% of such company's outstanding voting stock unless certain criteria are met or certain other corporate actions are taken by the company.

These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

Our certificate of incorporation limits the personal liability of our directors for certain breaches of fiduciary duty.

Our certificate of incorporation and bylaws include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL. Specifically, our certificate of incorporation contains provisions limiting a director's personal liability to us and our stockholders to the fullest extent permitted by the DGCL. Furthermore, our certificate of incorporation provides that no director shall be liable to us and our stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL. The principal effect of this limitation on liability is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability that cannot be eliminated under the DGCL. These provisions, however, should not limit or eliminate our right or any stockholder's right to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions do not alter a director's liability under U.S. federal securities laws. The inclusion of these provisions in our certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Coronado Group LLC and the EMG Group have substantial control over us and are able to influence corporate matters.

Coronado Group LLC and the EMG Group have significant influence over us, including control over decisions that require the approval of stockholders, which could limit the ability of other stockholders to influence the outcome of stockholder votes.

As of December 31, 2025, the EMG Group indirectly held 50.4% of our outstanding shares of common stock. Therefore, the EMG Group has effective control over the outcome of votes on all matters requiring approval by stockholders. There is a risk that the interests of the EMG Group could conflict with or differ from our interests or the interests of other stockholders. In addition, pursuant to the terms of the Stockholder's Agreement, dated as of September 24, 2018, between us and Coronado Group LLC, or the Stockholder's Agreement, so long as it beneficially owns in the aggregate at least 25% of the outstanding shares of our common stock, the EMG Group will have the ability to exercise substantial control over certain of our transactions, including change of control transactions, such as mergers and capital markets transactions. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a description of the Stockholder's Agreement.

Further, pursuant to the terms of the Series A Share, Coronado Group and the EMG Group or its successors or permitted assigns, as the beneficial owner of the Series A Share, at its option, will have the ability to elect a specified number of directors, or the Series A Directors, based on the EMG Group's aggregate level of beneficial ownership of shares of our common stock. For more details on the ability of Coronado Group and the EMG Group to elect Series A Directors, as well as the rights of stockholders to participate in the removal of any such Series A Directors, see Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Moreover, the EMG Group's beneficial ownership of shares of our common stock may also adversely affect the price of our common stock to the extent equity investors perceive disadvantages in owning common stock of a company with a controlling stockholder. In addition, the EMG Group is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with us, as well as businesses of our existing or potential significant customers. The EMG Group may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of the EMG Group may not align with the interests of our other stockholders.

The EMG Group has the right, subject to certain conditions, to require us to cooperate in a sale of shares of our common stock held by it (including in the form of CDIs) under the Securities Act.

Pursuant to the Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, between us and Coronado Group LLC, or the Registration Rights and Sell-Down Agreement, Coronado Group LLC (or its successors or permitted assigns or transferees) has the right, subject to certain conditions, to require us to cooperate in a sell-down of shares of our common stock or CDIs held by it. By virtue of its majority ownership, Coronado Group LLC could cause undue volatility in the prevailing market price of our common stock by exercising its registration rights and selling a large number of shares of CDIs. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Our non-employee directors and their respective affiliates, including the EMG Group, may be able to take advantage of a corporate opportunity that would otherwise be available to us.

The corporate opportunity and related party transactions provisions in our certificate of incorporation could enable any of our non-employee directors or their respective affiliates, including the EMG Group, to benefit from corporate opportunities that might otherwise be available to us. Subject to the limitations of applicable law, our certificate of incorporation, among other things:

- permits us to enter into transactions with entities in which one or more non-employee directors are financially or otherwise interested;

- permits any non-employee director or his or her affiliates to conduct a business that competes with us and to make investments in any kind of property in which we may make investments; and

- provides that if any non-employee director becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that non-employee director solely in his or her capacity as our director), that non-employee director will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to his or her affiliates and pursue or acquire such opportunity for himself or herself, and that non-executive director will not be deemed to have acted in a manner inconsistent with his or her fiduciary or other duties to us or our stockholders regarding the opportunity or to have acted in bad faith or in a manner inconsistent with our and our stockholders' best interests.

These provisions enable a corporate opportunity that would otherwise be available to us to be taken by or used for the benefit of the non-employee directors or their respective affiliates, including the EMG Group as a result of the rights granted to it under the Stockholder's Agreement.

General Risk Factors

Any failure to maintain effective internal control over financial reporting may adversely affect our financial condition and results of operations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

During the course of the preparation of our financial statements, we evaluate and correct any deficiencies in our internal controls over financial reporting. If we fail to maintain an effective system of disclosure or internal controls over financial reporting, including satisfaction of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to report accurately or timely on our financial results or adequately identify and reduce fraud. In such circumstances, our financial condition could be adversely affected, current and potential future stockholders could lose confidence in us and/or our reported financial results, which may cause a negative effect on the trading price of our CDIs, and we could be exposed to litigation or regulatory proceedings, which may be costly or divert management attention.

The requirements of being a public company in the United States and Australia may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

Our CDIs are currently listed on the ASX and we are registered as a foreign company in Australia. As such, we are subject to continuous compliance requirements under relevant Australian laws and regulations, including the listing rules of the ASX, as amended from time to time, or the ASX Listing Rules, and certain provisions of the Corporations Act 2001 (Cth), or the Corporations Act.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and other applicable securities laws, rules and regulations. Compliance with these laws, rules, and regulations may increase our legal and financial compliance costs, make certain activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with the SEC with respect to our business and results of operations. In the absence of a waiver from the ASX Listing Rules, these SEC periodic reports will be in addition to our periodic filings required by the ASX Listing Rules. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns and our costs and expenses could increase, which could harm our business and results of operations. We may need to hire more employees or engage outside consultants in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making certain activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative or other proceedings against us and our business may be harmed.

A state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be, to the extent permitted by law, the sole and exclusive forum for substantially all state law based disputes between us and stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state or federal court within the State of Delaware will be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or agent of the Company to the Company or the Company's stockholders or debtholders;

- any action or proceeding asserting a claim against the Company or any director or officer or other employee or agent of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or

- any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine or other "internal corporate claims" as defined in Section 115 of the DGCL.

The choice of forum provision may limit a stockholder's ability to bring a claim against us or our directors, officers, employees or agents in a forum that it finds favorable, which may discourage stockholders from bringing such claims at all. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another forum, which could materially and adversely affect our business, financial condition and results of operations. However, the choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

The issuance of additional common stock or securities convertible into our common stock could result in dilution of the ownership interest in us held by existing stockholders.

We may issue more CDIs in the future in order to fund future investments, acquisitions or general operations to reduce our debt. While we will be subject to the constraints of the ASX Listing Rules regarding the percentage of our capital that we are able to issue within a 12-month period (subject to applicable exceptions), any such equity issuances will dilute the ownership of existing holders of our common stock.

We are subject to general market risks that are inherent to companies with publicly traded securities and the price of our securities may be volatile.

We are subject to the general market risks that are inherent in all securities traded on a securities exchange. This may result in fluctuations in the trading price of our securities that are not explained by our fundamental operations and activities. There is no guarantee that the price of our securities will increase in the future, even if our earnings increase.

Our securities may trade at, above or below the price paid by an investor for those securities due to a number of factors, including, among others:

- general market conditions, including investor sentiment;

- movements in interest and exchange rates;

- fluctuations in the local and global market for listed stocks;

- actual or anticipated fluctuations in our interim and annual results and those of other public companies in our industry;

- industry cycles and trends;

- mergers and strategic alliances in the coal industry;

- new or changes in government laws or regulations;

- potential or actual military conflicts or acts of terrorism;

- new or changes in accounting principles;

- announcements concerning us or our competitors;

- changes in government policy, legislation or regulation;

- inclusion of our securities in, or removal of our securities from, particular market indices (including S&P and ASX indices); and

- the risks inherent to our business, including adverse weather conditions.

Other factors that may negatively affect investor sentiment and influence us, specifically, or the stock market, more generally, include acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease, including a global pandemic, or other man-made or natural events.

Stock markets have experienced extreme price and volume fluctuations in the past that are often disproportionate or unrelated to the operating performance of companies. There can be no guarantee that the trading price and volume of any particular security will be sustained. These factors may materially affect the market price of our securities, regardless of our operational performance. This may then significantly impact our ability to raise new equity which may be required to fund our operations if our financial performance deteriorates due to other factors.

The payment of dividends and repurchases of our common stock are dependent on a number of factors, and future dividend payments and repurchases are within the discretion of our Board of Directors and cannot be guaranteed.

The payment of dividends in respect of our common stock is impacted by several factors, including our profitability, retained earnings, capital requirements and free cash flow, as well as applicable covenants under the Indenture governing our Notes, covenants under the ABL Facility and terms of our other agreements with Stanwell. In certain circumstances, prior to paying any dividend to our stockholders, we are required to make an equivalent (or greater) payment to Stanwell as well as an offer to redeem an equivalent amount of our Notes (if required by the Indenture). As a result, if the Board of Directors determines to pay a dividend, a significant portion of our cash on hand that would otherwise be available to pay dividends must be used for other purposes. Any future dividend payments will be determined by and declared at the discretion of our Board of Directors considering the factors above, among others. There is no guarantee that any dividends will be paid, or stock repurchases will be made, by us in the future, or if paid, paid at previous levels. From time to time, our Board of Directors may also cancel previously announced dividend payments.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy:

Coronado uses software tools to identify, assess, and manage material risks from cybersecurity threats. Coronado heavily relies on information technology systems throughout its operations and acknowledges the critical importance of safeguarding its digital assets and protecting sensitive information. Regular security assessments, including penetration tests, are conducted to monitor our data security against global standards. Coronado also maintains a suite of security measures to help defend against unauthorized access and misappropriation of technology. Additionally, the Coronado IT department distributes training and awareness information to personnel covering email security, password security, data handling security, enterprise resource planning systems and cloud security.

Coronado's cybersecurity risk management is integrated into its Group risk management processes, which are governed by the Group Risk Management Framework and Risk Management Policy. The Risk Management Framework and Risk Management Policy outline:

- Risk management responsibilities;

- Risk assessment frequency;

- Risk assessment criteria (likelihood and consequence);

- The requirement to implement internal controls; and

- The level within the organization risk assessments are to be performed.

Certain key controls incorporated into Coronado's internal control processes are linked to cybersecurity risks, including controls over access and change management for key financial systems. Where the management of these key financial systems is outsourced to third parties, Coronado obtains assurance reports on the effectiveness of key vendor controls. Additionally, Coronado uses third parties to conduct cybersecurity penetration testing at Coronado's U.S. and Australian operations. In 2023, Coronado created the Digital Advisory Committee, or DAC, which is chaired by the Vice President of Information Technology. As part of Coronado's processes to oversee and identify cybersecurity threats associated with its use of third-party service providers, the DAC is tasked with reviewing new software requests from Coronado's various divisions. The DAC is comprised of business systems, plant and operational personnel from both Coronado's U.S. and Australian operations.

As of the filing of this Annual Report on Form 10-K, Coronado is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have occurred since the beginning of 2025 that have materially affected, or are reasonably likely to materially affect, Coronado, including Coronado's business strategy, results of operations or financial condition. Coronado could be subject to cybersecurity incidents in the future which may have a material adverse effect on Coronado's business strategy, results of operations or financial condition. For further information on Coronado's risks relating to cybersecurity threats, see "Operation and Technology Risks" in the "Risk Factors" section of this Form 10-K.

Governance:

The Board of Directors is responsible for reviewing, ratifying, and monitoring systems of risk management, internal control, and legal compliance. This includes identifying the main risks associated with Coronado's businesses, including cybersecurity risk, and implementing appropriate systems to manage such risks. As outlined in the charter of the Audit Governance and Risk Committee, or the AGRC, the Board of Directors has delegated to the AGRC responsibility for overseeing corporate and governance risk management, financial risk management, and compliance with applicable laws, regulations, standards, and best practice guidelines, which includes the oversight of cybersecurity risk. The AGRC is informed of cybersecurity risks by management, which includes an annual cybersecurity risk presentation. As part of their review of reports from management, the AGRC and IT function provide cybersecurity risk updates to the Board of Directors, which enables the Board of Directors to incorporate the insights of such reports into its overall risk oversight analysis.

Supporting this governance framework, the Executive Leadership Team, or ELT, is responsible for maintaining effective systems of risk management and internal control. Within this framework, the Vice President of Information Technology is responsible for the cybersecurity function. The Vice President of Information Technology has experience in various roles involving managing information systems and cybersecurity functions and developing cybersecurity strategies. The Vice President of Information Technology reports to the Group Chief Financial Officer, or Group CFO, who is a member of the ELT.

In order to prevent, detect, mitigate and remediate cybersecurity incidents, Coronado maintains a Cyber Incident Response Plan, or the Plan. The Plan outlines Coronado's approach to identifying and containing cybersecurity incidents, along with recovery and improvement processes. The Plan includes incident assessment criteria that allow for escalation of potentially material cybersecurity incidents. The Group CFO reports to the AGRC in the event of a potentially material cybersecurity incident. Additionally, annual reviews of Coronado's current cybersecurity status and strategy are presented to the Board of Directors and the AGRC by management.

ITEM 2. PROPERTIES

Summary Overview of Mining Operations

Coronado owns and controls a portfolio of operating mines and development projects in Queensland, Australia, and Virginia, West Virginia and Pennsylvania in the United States. Our Australian Operations consist of the 100%-owned Curragh mine complex, which includes two open cut mines (Curragh North and Curragh South) and an underground mine (Mammoth Underground). With respect to our U.S. Operations, Coronado owns a 100% interest in two producing mine complexes (Buchanan and Logan) and one development property (Mon Valley Minerals). On January 14, 2025, Coronado completed the sale of its non-core and idle Greenbrier property, and on November 21, 2025, Coronado completed the sale of its non-core Russell County property, and as a result, our coal reserves and coal resources as of December 31, 2025 do not include coal reserves and coal resources attributable to those properties.

Figures 1 and 2 below show the locations of our mining properties in Australia and the United States, respectively.

Figure 1: Australian Operations:


LEGEND
Railway
Major Highways and Roads
Major Rivers
City and Towns
Coal Basins
Coronado Coal Tenements
Mining Leases
Mineral Development Licenses
Mackay
Dalrymple Bay Terminal
Hay Point Terminal
BOWEN BASIN
Moranbah
Dysart
Clermont
Emerald
Curragh Mine
MDL 162
Blackwater
Blackwater Coal System
Rockhampton
Wiggins Island Coal Terminal
RG Tanna Coal Terminal
Gladstone
Curtis Island
Springsure
BOWEN BASIN
CORAL SEA
GALILEE BASIN
MAP AREA
QLD
NT
SA
NSW
SURAT BASIN
BRISBANE
MINE LOCATION
22°
23°
24°
148°
149°
150°

Figure 2: U.S. Operations:



The below charts show ROM production and saleable production for our Australian Operations and our U.S. Operations for the years ended December 31, 2025, 2024 and 2023.



See the descriptions of our material mining properties under "—Curragh," "—Buchanan," "—Logan" and "—Mon Valley" below for more information. Table 1 below contains a summary of the key information relative to the various Coronado properties. Tables 2 and 3 provide a summary of our coal resources and reserves, respectively, as of December 31, 2025.

Table 1. Summary of Coronado Properties

Property (Property Stage)	Mineral Rights[1]	Permit Status[2]	Mine Type(s)	Coal Type	Coal Seams of Economic Interest (Formation)	Processing Plants/ Facilities
Curragh (Production)	25,586 hectares leased; 6,381 hectares owned	Permitted	Surface & Underground	HCC, SCC, PCI, Thermal	Various (Rangal Coal Measures)	CPP1 - 1,100 raw Mt per hour; CPP2 - 1,200 raw Mt per hour; Rail Loadout
Buchanan (Production)	25,853 hectares leased[3]; 7,725 hectares owned	1 Permit	Underground	Low-Vol	Pocahontas #3 (Pocahontas Formation)	CPP - 1,270 raw Mt per hour; Rail Loadout
Logan (Production)	12,666 hectares leased[3]; 69 hectares owned	27 Permits	Surface & Underground	HVA, HVB, Thermal	Various (Kanawha Formation)	CPP - 1,088 raw Mt per hour; Rail Loadout
Mon Valley (Development)	1,339 hectares leased[3]; 40,276 hectares owned	Not Permitted	Underground[4]	High-Vol	Upper Freeport (Freeport Formation)	Future

(1)   We are not aware of any significant encumbrances or defects in title with respect to any of our mining properties. Certain credit facilities of the Company are secured by a lien on substantially all of the Company's assets, including mining properties.

(2)   We believe we have secured all environmental licenses and permits required under applicable law and have all necessary permits and licenses regarding cultural heritage, native title and various other social issues to support current mining operations.

(3)   Subject to the exercise of our renewal rights thereunder, most of the leases at our U.S. mining properties expire upon exhaustion of the relevant reserves.

(4)   Proposed mine type.

Table 2. Summary Coal Resources Exclusive of Reserves as of December 31, 2025.[1]

	Coal Resources (In Situ, MMt)[2][3]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
Australia							
Open cut	204	73	277	43	23.6%	0.6%	19.9%
Underground	41	68	109	105	18.6%	0.4%	18.1%
Total Australia	**245**	**141**	**386**	**148**			
United States							
Buchanan	29	5	34	-	16.0%	0.8%	18.0%
Logan	30	41	71	3	17.0%	1.0%	31.0%
Total United States	**59**	**46**	**105**	**3**			
Total	**304**	**187**	**491**	**151**			

(1) For more information regarding price assumptions used in the calculation of coal resources as of December 31, 2025, see the individual property disclosures below.
(2) Australian resources are estimated inclusive of 5.3% in-situ moisture. United States resources are estimated on a dry basis.
(3) Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 3. Summary Coal Reserves (Marketable Sales Basis) as of December 31, 2025.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2][3]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
Australia						
Open cut	155	14	169	11.0%	0.5%	19.5%
Underground	25	9	35	10.0%	0.3%	16.9%
Total Australia	**180**	**23**	**204**			
United States						
Buchanan	74	6	80	6.0%	0.7%	20.0%
Logan	39	22	61	8.0%	0.9%	35.0%
Mon Valley	78	57	134	8.0%	1.2% [4]	35.0%
Total United States	**191**	**85**	**275**			
Total	**371**	**108**	**479**			

(1) For more information regarding price assumptions used in the calculation of coal reserves as of December 31, 2025, see the individual property disclosures below.
(2) For more information regarding moisture assumptions used in the calculation of coal reserves as of December 31, 2025, see the individual property disclosures below.
(3) Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.
(4) Life-of-mine, or LOM, sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley complex reserve average is 1.4% sulfur.

Curragh

Curragh is a production-stage mining property that consists of two active, open cut, surface mines (Curragh North and Curragh South) and one underground mine (Mammoth Underground). Coal mine production at the Curragh property has been historically accomplished by surface mining methods since the mine's inception in 1983. Presently, coal production at the Curragh mine is accomplished by both surface mining methods and a newly developed underground mine. Curragh coals are widely known for their low ash, low to mid volatile matter, low sulfur and low phosphorous content. Curragh Met coal products are also known for their consistent delivered quality, which supports a consistent offtake across a diversified market base. A map of the Curragh tenements is shown in Figure 3.

Figure 3. Coronado Curragh Mine Complex Property Location Map.



The Curragh mine complex is located within the Bowen Basin coalfields, approximately 200 kilometers by road west of Rockhampton, Queensland, Australia, and approximately 14 kilometers north of the town of Blackwater, Queensland, Australia. The coordinates of CPP1, which is located within Curragh Main, are 688,561 meters East, 7,400,933 meters North in the AMG66 grid system. Curragh owns and operates the necessary CPPs and load-out systems for dispatches via the Blackwater rail line to the Port of Gladstone or the Stanwell Power Station. See Item 1. "Business—Transportation—Australian Operations" for additional information regarding the rail and port services available to Curragh. Curragh also has maintenance facilities for the fleet of mining equipment, as well as office buildings for the mine staff and personnel. Established, sealed roads connect the mine to the town of Emerald, Queensland, Australia, to the west and the Port of Gladstone to the east. Third-party rail providers operate the Blackwater rail line and transport Curragh export coal, for sale to international customers, to both the RGTCT and the WICET at the Port of Gladstone. Curragh domestic coal is loaded onto train wagons for transportation to the Stanwell Power Station for power generation.

Curragh has ready access to water, electricity and personnel to support its operations. SunWater Ltd. supplies raw water to the mine complex from the Fairbairn Dam via the Bedford Weir. The mine complex also recycles water from on-site dams and old open-cut pit voids that capture rainfall and water from dewatering activities. Curragh has a dedicated 66-kilovolt, or kV, power supply to support the mining operations with a capacity of up to 57-megawatt sourced from the main grid power. The substation is located on the southwest corner of ML1878 with both 66kV and 22kV distribution networks to supply the draglines, shovel and CPPs. The upgrades to the power supply required for full underground production at Mammoth have been completed. There is now adequate power supply for underground production with four continuous miner units.

The MRA and the MERCPA, together, provide for the assessment, development and utilization of mineral resources in Queensland to the maximum extent practicable, consistent with sound economic and land use management. The MRA vests ownership of minerals, with limited exceptions, in the "Crown," which in relation to Curragh, is the Queensland government. A royalty is payable to the Queensland government for the right to extract minerals. The MRA also creates different tenures for different mining activities, such as prospecting, exploring and mining. An ML is the most important tenure, as it permits the extraction of minerals in conjunction with other required authorities. The MRA imposes general conditions on an ML.

Coronado controls the coal mining rights at Curragh under 14 coal and infrastructure MLs and three MDLs granted pursuant to the MRA. We refer to the MLs and MDLs at Curragh, collectively, as the Tenements. Renewal of certain Tenements will be required during the mine life of Curragh, and the Queensland government can vary the terms and conditions on renewal. There are a number of existing petroleum tenements which overlap with the Tenements. The priority, consent and coordination requirements under the MRA, MERCPA and the Petroleum and Gas (Production and Safety) Act 2004 (Qld) (as relevant) may apply with respect to those overlaps. Extensive statutory protocols govern the relationships between co-existing mining and exploration rights and these protocols are largely focused on encouraging the overlapping tenement holders to negotiate and formulate arrangements that enable the co-existence of their respective interests. To date, we have negotiated arrangements in place with all of our overlapping tenement holders and have full access to all of our Tenements. See Item 1. "Business—Regulatory Matters—Australia" for additional information regarding Curragh's Tenements.

Property control and mining rights at Curragh are entirely expressed in the MLs and MDLs mentioned above. An overlapping petroleum tenure exists over the southern and eastern extents of the Tenements. Under the MERCPA, this requires annual information exchanges, including the provision and maintenance of joint information management plans with the overlapping tenement holder. Curragh is compliant with the legislation and there are no current restrictions on coal mining.

As conditions to certain of the Tenements, Curragh is subject to royalties payable to the Queensland government on a regulated, tiered structure. This tiered royalty payment regime is dependent on the AUD/t revenue received from the coal sales, and varies from 7% for sales up to A$100/t, to up to 40% for sales over A$300/t. Additionally, if MDL 162 advances from development to production, we would be required, under a private royalty deed, to pay a base royalty of A$0.50 per Mt of coal and a royalty of A$0.70 for every Mt of SCC produced above 2.5 MMt per year.

A joint venture between Arco Australia Ltd., Australian Consolidated Industries Ltd., R.W. Miller & Co. and Mitsui & Co. (Australia) first began development on certain of the Tenements in 1983. Later, Arco Australia Ltd. bought out the other joint venturers and, in 2000, sold the Curragh property to Wesfarmers Ltd. In 2014, Wesfarmers acquired MDL 162 from Peabody Budjero Pty Ltd. Coronado acquired all the Tenements from Wesfarmers Ltd. in March 2018. Production history has been approximately 10.0 MMt in 2023, 9.6 MMt in 2024 and 10.6 MMt in 2025.

Prospecting and exploratory drilling has been done at Curragh since the 1960s. We currently have an active, ongoing exploration program at Curragh that allows us to update and refine the geological model ahead of pit development. Recently, we have increasingly focused on an underground exploration program, which has included seismic 2-D and 3-D surveys and core drilling for gas, geotech, coal quality and spontaneous combustion evaluation. Additional exploration has included permeability and hydrological assessments.

Open cut coal mine development at the Curragh property has, since inception, been accomplished by surface mining methods. The mine characteristics and output levels allow it to be ranked as a large coal operation when compared to other producers in Australia and worldwide. Curragh operates four large electric draglines and additional fleets of hydraulic excavators.

Curragh has two CPPs, CPP1 and CPP2. CPP1 is the older of the two processing plants and has a documented nameplate capacity of 1,100 raw tons per hour, or tph (as received). CPP2 has a documented nameplate capacity of 1,200 tph (as received) with a capability of up to 1350 tph when processing selected feed types. Curragh has a loadout facility for loading coal onto railcars, which is connected to the main Blackwater rail link.

Generally, the mining equipment and facilities at Curragh are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Curragh's oldest mining equipment, including two draglines, began operations in 1983. Prior to Coronado taking over mining operations, Wesfarmers Ltd. made improvements to the processing facilities at Curragh, including the commissioning of the second CPP in 2012 and replacing the raw coal crushing system at Curragh Main with an updated circuit in 2016. Wesfarmers Ltd. also started a corrosion and structural repair program over ten years ago that has continued since acquisition. This program helps ensure that the assets are available well into the future. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. As of December 31, 2025, the book value of Curragh and its associated plant and equipment was $831.8 million.

Underground mining commenced at the Mammoth Underground Mine in late 2024 via the final highwall in the Curragh North open pit mine. The underground mining method being used at Mammoth is bord and pillar mining using primary extraction of panels with roadway widths of 6.5 meters, reducing to 6 meters where the overburden thickness or mining conditions require. As of December 31, 2025, there were three operating continuous miner units operating at Mammoth, with full production expected in 2026. Underground mining initially commenced in the Mammoth seam at Mammoth South and is planned to continue across two mining areas: Mammoth Central and North. From 2031, underground mining will transition to a lower seam called the Mackenzie seam and mine out the remining reserves from this lower seam to end of mine life which is currently estimated to be approximately 20 years in total.

We are not aware of any significant encumbrances or defects in title with respect to the Curragh property. We believe we have secured all applicable environmental licenses and permits under both Queensland and Australian Commonwealth legislation and have all permits and licenses regarding cultural heritage, native title and various other social issues. See Item 1. "Business—Regulatory Matters—Australia" for a discussion of the permitting conditions applicable to Curragh.

Summaries of Curragh's coal resources and reserves estimates as of December 31, 2025 and 2024 are shown in Tables 4 and 5, respectively.

Table 4. Curragh – Summary of Coal Resources Exclusive of Reserves as of December 31, 2025 and 2024.[1]

	Coal Resources (Wet Tons, In Situ, MMt)[2][3][4][5]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2025							
Open Cut	204	73	277	43	23.6%	0.60%	19.9%
Underground	41	68	109	105	18.6%	0.40%	18.1%
Total	**245**	**141**	**386**	**148**			
December 31, 2024							
Open Cut	165	83	247	52	23.6%	0.60%	19.9%
Underground	41	62	103	106	18.6%	0.40%	18.1%
Total	**206**	**145**	**350**	**158**			

(1)   Curragh determines the resources exclusive of reserves below a 15:1 in-situ strip ratio as being suitable for open pit mining, and above 15:1 in-situ strip ratio being suitable for underground mining with a minimum seam thickness of 1.8 meters.
(2)   There are resources suitable for open cut mining outside of the declared reserves. The initial economic assessment for resources exclusive of reserves as of December 31, 2024, and 2025 assumed the same revenue pricing based on an assumed long-term average realized sales price of $133 per Mt for FOB for the open cut resources and $140 per Mt FOB for the underground resources. This is explained further in Section 11.5 of the Curragh technical report summary, or TRS.
(3)   Table 1-1 of the Curragh TRS provides a summary of Curragh resource tons inclusive of reserve tons as of December 31, 2023.
(4)   Reported on a 5.3% in-situ moisture basis.
(5)   Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 5. Curragh – Summary of Coal Reserves (Marketable Sales Basis) as of December 31, 2025 and 2024.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2][3]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2025						
Open Cut	155	14	169	11.0%	0.5%	19.5%
Underground	25	9	35	12.9%	0.3%	16.9%
Total	**180**	**23**	**204**			
December 31, 2024						
Open Cut	163	15	177	12.9%	0.5%	19.3%
Underground	26	10	36	10.0%	0.3%	16.9%
Total	**189**	**25**	**213**			

(1)   Based on long-term revenue pricing assumption data outlined by Coronado described in Section 16 of the Curragh TRS. The pricing data for December 31, 2024 assumes an average realized revenue price of $131 per Mt sold over the LOM, and for December 31, 2025 assumes an average realized price of $146 per Mt sold over the LOM.
(2)   The open cut marketable reserves are reported on a 9.5% product moisture basis and the underground marketable reserves are reported on a 10% product moisture basis.
(3)   Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2024 to December 31, 2025, measured and indicated resources exclusive of reserves increased by 36 MMt to a total of 386 MMt as a result of continued drilling allowing for reclassification of Inferred and Indicated coal resources into higher-confidence categories. From December 31, 2024 to December 31, 2025, total marketable coal reserves decreased by 9 MMt in line with production depletion from the Curragh operations.

Barry Lay (BSc Geology (Hons); MAusIMM of Resology Pty Ltd), Daniel Millers (B. Eng.; MAusIMM(CP)), and Claire McGahan (B. Eng.; MAusIMM(CP) of Talisman Technical Pty Ltd), whom we refer to, collectively, as the Australian QPs, prepared the estimates of coal resources and reserves summarized in Tables 4 and 5. A copy of the Australian QPs' TRS with respect to Curragh, dated February 16, 2024, or the Curragh TRS, is filed as Exhibit 96.1 hereto. None of Mr. Lay, Resology Pty Ltd, Ms. McGahan for Talisman Technical Pty Ltd are affiliated with Coronado. Mr. Millers is employed full-time as the Superintendent Long Term Planning for our subsidiary, CCPL.

The Australian QPs prepared the estimates of Curragh coal resources and reserves using drilling data available from exploration activities at Curragh conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of Curragh, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the Australian QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Curragh.

Per Section 12.1 of the Curragh TRS, coal reserve estimates were classified as proven or probable, with consideration given to "modifying factors," including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Curragh TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 of the Curragh TRS, the concentration of exploration drill holes varies slightly across the Curragh property. The location of the drilling is shown on the maps included in Section 7. Points of observation include exploration drill holes, degas holes and mine measurements, which have been fully vetted and processed into a geological model. The geological model is based on seam depositional modelling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, and other factors. Section 11.6 of the Curragh TRS summarizes the drill hole spacings and accuracy associated with each resource category.

Coal quality is instrumental in determining whether there are reasonable prospects for economic extraction of a coal resource and the economic viability of a coal reserve. These quality attributes aided in converting in-situ resource tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Sections 12.1 and 11.3, respectively, of the Curragh TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Table 16.2 of the Curragh TRS. These are weighted-average realized values across the LOM schedule.

Regarding production rates as described in Section 13 of the Curragh TRS, the mine plan and productivity expectations consider historical performance and efforts have been made to adjust the plan to reflect current technology and future conditions. Additional mine-specific factors can be found in Section 13 of the Curragh TRS.

Buchanan

Buchanan is a production-stage mining property, consisting of one active underground mine and supporting infrastructure that produces Low-Vol Met coal using the longwall mining method. The mine complex is located in Buchanan County in southwest Virginia. A map of Buchanan is shown in Figure 4.

Figure 4. Coronado Buchanan Mine Complex Property Location Map.

Virginia
West Virginia
Buchanan County
Grundy
War
VP-4
Patterson
Keen Mountain
Bradshaw
Jewell Ridge
Grundy
Vansant
Vansant
Shortt Gap
VP-2
War
Amonate
McDowell County
Buchanan No.1
Keen Mtn. Fault
Tazewell County
Dry Fork Anticline
Vansant
Big A Mtn
Keen Mountain
Honaker
Jewell Ridge
Richlands
Boissevain Fault
Amonate
Pounding Mill
Russell County
Richlands
Russell Fork Fault
Raven
Claypool Hill
0
4
Miles

The Buchanan mine complex is located approximately 6.4 kilometers southeast of Oakwood, Virginia, and 16 kilometers southeast of Grundy, Virginia. The coordinates of the Buchanan CPP are latitude 37° 09' 40" and longitude 81° 59' 13" (Easting 984,100', Northing 320,100' – in the VA State Plane South NAD 83 grid system). The nearest major population centers are Roanoke, Virginia, and Lexington, Kentucky, which are about 153 kilometers northeast and 290 kilometers northwest of the property, respectively. From U.S. Route 460, which runs through Oakwood, a well-developed network of improved and unimproved roads provides access to the property. The surface facilities at Buchanan are located along a Norfolk Southern rail line, which serves as the primary means of transport for produced coal. Norfolk Southern transports coal from the Buchanan mine complex either to domestic customers or to Lamberts Point Coal Terminal Pier 6 in Norfolk, Virginia, for overseas shipment.

Buchanan has ready access to water, electricity and personnel to support its operations. The mine complex sources water from streams that flow over Company-owned property. The mine also utilizes ground water from an old, abandoned mine. Electricity is sourced from American Electric Power. Personnel have historically been sourced from the surrounding communities in Buchanan, Tazewell, McDowell and Pike Counties and have proven to be adequate in numbers to operate the mine complex. As mining is common in the surrounding areas, the workforce is generally familiar with mining practices, and many are experienced miners.

The property mineral rights are composed of approximately 33,578 total hectares, of which 25,853 are leased or subleased from private landholders under approximately 150 individual coal lease tracts, and 7,725 hectares are owned by Coronado. Subject to Coronado's exercising its renewal rights thereunder, all the leases expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2043.

Under the terms of the relevant leases, we are required to pay royalties ranging from 3% to 6% of the selling price of coal mined from the corresponding leasehold and, for the majority, an annual minimum royalty, irrespective of production. Coal produced at Buchanan, however, is not subject to "wheelage fees" (i.e., fees payable on coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises).

The property was formerly controlled by Consolidation Coal Company, or CONSOL. Mine development was started by CONSOL in 1983, and longwall production began in 1987. Coronado acquired the Buchanan Mine from CONSOL in March 2016. Production history has been approximately 3.6 MMt in 2023, 3.5 MMt in 2024 and 3.6 MMt in 2025.

Our right to commercially mine and recover coal reserves at Buchanan overlaps with the right of an affiliate of CNX Resources Corporation, which we refer to as the Gas Party, to commercially recover and develop coal gas interests from the mine area. The Gas Party and we have entered into certain agreements to regulate the interaction between, and coordinate, our respective operations. In general, the combination of these overlapping interests allows for mutual benefits to the parties, namely, the degassing of our coal mining operations in the mine, which helps assure the safety of mine personnel, and the Gas Party's commercial capture and sale of the coal gas. In addition, the Gas Party's drilling activities have contributed to exploration efforts with respect to coal deposits at Buchanan. We also purchase natural gas for the operation of our thermal dryer at Buchanan from the Gas Party.

Before Coronado took over mining operations at Buchanan, CONSOL Energy had conducted extensive exploration of the property. We have continued exploration at the property through a program of core drilling to confirm reserves, establish additional resources and assess the geotechnical viability of mining.

Buchanan produces primarily a Low-Vol HCC, but it also produces a premium Low-Vol PCI product. The Buchanan mine extracts coal from the Pocahontas #3 seam of the Pennsylvanian-age Pocahontas Formation, which is the principal minable coal seam of that formation. The seam is situated below drainage throughout the property and is accessed by vertical shafts. The seam thickness averages 1.57 meters within the mining area.

The Buchanan mine currently extracts coal using two longwall systems supported by six continuous miner sections, which develop main entries and gate roads in preparation for the longwall. A seventh continuous miner section is expected to begin in 2026. Each continuous miner section is equipped with one or two continuous miners, two roof bolters and two or three coal haulage units. After extraction, a series of conveyor belts deliver raw coal to an underground storage bunker. The Buchanan mine complex uses a skip hoist system to lift raw coal to the surface. Buchanan has a CPP that processes raw coal at a rate of approximately 1,270 raw tph, as well as the other necessary support infrastructure, including loadout and portal facilities. A new plant remains under consideration and as such, future production volume forecasts will be re-evaluated and updated to reflect any corresponding capacity increases.

Generally, the mining equipment and facilities at Buchanan are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Since acquiring the Buchanan operations, we have implemented improvements at the CPP, which have resulted in increased capacity. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. For example, we rebuild our longwall shear, drives and cycling shields after every panel. We have also entered into life cycle management agreements for our continuous miner equipment, installed programmable logic controller, or PLC, controls on the skip hoist system, upgraded our belt drives for increased horsepower, deployed state-of-the-art Fletcher roof bolters on our continuous miner sections and switched to PLC control systems and variable frequency drive, or VFD, starters on our belt drives. As of December 31, 2025, the book value of Buchanan and its associated plant and equipment was $582.0 million.

We are not aware of any significant encumbrances or defects in title with respect to the Buchanan property. Additionally, we believe we have obtained all requisite mining and discharge permits to conduct our operations at Buchanan and expect to be able to obtain all required permits in the future. The Buchanan mine complex holds one state permit, with the associated NPDES permit.

Buchanan is subject to a federal black lung excise tax of $1.21 per ton for underground mining and a federal reclamation tax of $0.13 per ton for underground mining. However, the federal black lung excise tax applies only with respect to coal sold domestically. Additionally, Buchanan is subject to a Virginia reclamation tax of $0.05 per ton (which amount is contributed to a state-funded bond pool) and a Virginia severance tax of 2% for all coal sold. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Buchanan.

Summaries of Buchanan's coal resources and reserves as of December 31, 2025 and 2024 are shown in Tables 6 and 7, respectively.

Table 6. Buchanan – Summary of Coal Resources Exclusive of Reserves as of December 31, 2025 and 2024.[1]

| | Coal Resources (Dry Tons, In Situ, MMt)[2][3][4] | | | | Quality (Air-Dried Basis) | | |
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2025	29	5	34	—	16.0%	0.8%	18.0%
December 31, 2024	29	5	34	—	16.0%	0.8%	18.0%

(1) Pricing for resources is described in Section 11.3.1 of the Buchanan TRS (as defined below). Based on an assumed long-term average price of $143 per Mt (FOB loadout) for Buchanan resources as of December 31, 2024.
(2) Exclusive of reserve tons. Table 1-1 of the Buchanan TRS provides a summary of Buchanan resource tons inclusive of reserve tons as of December 31, 2025.
(3) Reported on a dry basis. Surface moisture and inherent moisture are excluded.
(4) Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 7. Buchanan – Summary of Coal Reserves (Marketable Sales Basis) at the End of the Fiscal Year Ended December 31, 2025 and 2024.[1]

| | Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2][3] | | | Quality (Air-Dried Basis) | | |
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2025	74	6	80	6.0%	0.7%	20.0%
December 31, 2024	78	6	83	6.0%	0.7%	20.0%

(1) Pricing data as provided by Coronado is described in Section 16.2 of the Buchanan TRS For Buchanan reserves as of December 31, 2024, the pricing data assumed a weighted average domestic and international FOB-mine price of approximately $142 per Mt for calendar year 2025; which decreases to approximately $132 to $139 per Mt through year 2029 and averages approximately $157 per Mt over the LOM.
(2) Reported on a 6.0% moisture basis.
(3) Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2024, to December 31, 2025, total reserves decreased approximately 4%, from approximately 83.0 MMt to approximately 80.0 MMt. The net reduction of 3.6 MMt of total reserves was attributable to one year of mining depletion.

Marshall Miller & Associates, Inc., a third-party firm comprising mining experts, whom we refer to as the U.S. QPs, was retained by Coronado to prepare volumetric adjustments to previous (circa December 31, 2024) coal resource and reserve estimates. The resulting estimates of coal resources and reserves as of December 31, 2025, are summarized in Tables 6 and 7. Such estimates are purely a mathematical adjustment based upon mine depletion and did not consider adjustments to geological models or the consideration of changes to modifying factors incurred in 2025, including economics. A copy of the U.S. QPs' most recent TRS, reflective of resources and reserves as of December 31, 2024, which serves as the basis of the volumetric adjustment with respect to Buchanan, dated as of February 1, 2025, or the Buchanan TRS, is filed as Exhibit 96.2 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the December 31, 2024, estimates of coal resources and reserves using core drilling data available from exploration activities at Buchanan conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Buchanan.

Per Section 12.1 of the Buchanan TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Buchanan TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Buchanan TRS, the U.S. QPs utilized data from approximately 16,000 available core, rotary, channel samples, mine measurements and coalbed methane wells on and around the Buchanan property. Points of observation include exploration drill holes, degas holes, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, and other data. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common United States classification system for measured and indicated coal resources. As summarized in Section 11.1 of the Buchanan TRS, these results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Buchanan TRS, coal quality conforms to the American Society for Testing and Materials, or ASTM, standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Buchanan TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries.

Regarding production rates as described in Section 13.2 of the Buchanan TRS, the mine plan and productivity expectations reflect historical performance and efforts have been made to adjust the plan to reflect future conditions. Mine development and operation have not been optimized within the Buchanan TRS.

Logan

Coronado's Logan property is currently in the production stage. Logan consists of four active underground mines and supporting infrastructure that produce High-Vol Met coal using the room and pillar mining method, and two temporarily idle surface mines (Toney Fork and Elklick) and supporting infrastructure that produce both Met and thermal coal using the contour and highwall mining methods. Underground mine operations were active during 2025 at the Powellton No. 1, Lower War Eagle, Eagle No. 1 and Muddy Bridge Mines, with one, three, three and two active mining sections, respectively. The Logan complex life plan includes 13 proposed mines, consisting of ten underground mines and three surface mines. The property is located in Boone, Logan and Wyoming Counties in southern West Virginia. The surface facilities are located in Logan County, West Virginia. A map of Logan is shown in Figure 5.

Figure 5. Coronado Logan Mine Complex Property Location Map.


Boone County
Logan County
Wyoming County
Loadout Facilities
Prep Plant
Buffalo
Creek
Lorado
Huff
Creek
Wyoming Co.
Logan Co.
Oceana
0 Kilometers 3.22
0 Miles 2.0
Coordinate System: WVS NAD27

The Logan mine complex encompasses the towns of Lorado and Pardee in Logan County, West Virginia, and Cyclone and Lacoma in Wyoming County, West Virginia. The coordinates of the Saunders CPP are latitude 37° 47' 58" and longitude 81° 40' 01" (Easting 1,806,880', Northing 291,517' – in the WV State Plane South NAD 27 grid system). The nearest major population centers are Huntington, West Virginia, and Charleston, West Virginia, which are about 145 kilometers northwest and 129 kilometers northeast of the property, respectively. From U.S. Route 119, which runs through Mingo, Logan and Boone Counties to the north, a well-developed network of improved and unimproved roads provides access to the property, including Route 16 and Route 10, which run east-west across the property in Logan County and Wyoming County, respectively. The Logan surface facilities are located approximately 21 kilometers northeast of Man, West Virginia, along a CSX Corporation, or CSX, rail line, which serves as the primary means of transport for produced coal. CSX transports coal from Logan either to domestic customers or to the Kinder Morgan Pier IX and Dominion Terminals in Norfolk, Virginia, for overseas shipment.

Logan has ready access to water, electricity and personnel to support its operations. Buffalo Creek Public Service District supplies water and American Electric Power supplies electricity to the mine complex. Mine personnel generally live in the surrounding communities of Logan, Boone, Wyoming and Mingo Counties in West Virginia.

The property mineral rights are composed of 12,735 total hectares, 12,666 of which are leased from private landholders under approximately 14 individual leases, and 69 hectares are owned by Coronado. Subject to Coronado exercising its renewal rights thereunder, a majority of the leases, covering a majority of the Logan reserves, expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2057. One lease expires in 2032; however, Coronado is projected to have previously exhausted the reserves covered thereby.

Under the terms of the leases, we are required to pay royalties ranging from 3.0% to 9.0% of revenue from sales of coal produced depending on mining method. Certain of the leases also provide for "wheelage fees" ranging from 0.25% to 1.0% of revenue from sales of coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises.

The mining of Logan was commenced in 1945 by Lorado Mining Company, or Lorado. Lorado was sold to Buffalo Mining Company in 1964 and then to Pittston Coal Company in 1971. Pittston operated the property until the early 1990's. After being idle for a period, the property was then sold to Addington Resources in 2004. Imagin Natural Resources acquired the property in 2007 and sold it to Cliffs Natural Resources Inc. (now known as Cleveland-Cliffs Inc.) in 2011, which in turn sold the property to Coronado in 2014. Production history has been approximately 2.5 MMt in 2023, 2.1 MMt in 2024 and 1.8 MMt in 2025.

Before Coronado acquired Logan, previous owners had conducted extensive exploration on the property. Coronado has continued exploration at the property through a program of core drilling to confirm reserves, establish additional resources and assess the geotechnical viability of mining.

Logan produces primarily High-Vol Met coal (HVA HCC and HVB HCC), mined from various seams of the Kanawha Formation. A few of the seams lie below drainage; however, a substantial number of Met coal seams are situated above drainage. Logan also produces thermal coal from upper portions of the Kanawha Formation.

As of December 31, 2025, underground mine operations were active at the Powellton No. 1, Lower War Eagle, Eagle No. 1 and Muddy Bridge Mines with one, three, three and two active mining sections, respectively, using the room and pillar method.

All sections of the active underground mines at Logan are configured as full super sections, with two continuous miners per section. Each section also has two roof bolters, four shuttle cars and two scoops. From the continuous miner at the production face, the shuttle cars haul extracted coal to a feeder breaker, which transfers raw coal to a conveyor belt for transport to a surface stockpile holding area. A shared overland conveyor carries raw coal from the Powellton No. 1 and Lower War Eagle mines to a CPP. Trucks haul raw coal from the Eagle No. 1 mine to the CPP and from the Muddy Bridge mine to the Logan overland conveyor. The CPP has a feed rate capacity of 1,088 raw tph. The CPP site includes raw coal storage, clean coal storage, a loadout connected to a CSX rail line and refuse disposal area.

The currently idled Toney Fork and Elklick surface mines extracted Met and thermal coal using the contour and area mining methods. The mines used spreads of front-end loaders, large tractors/dozers and rock trucks to remove overburden and expose the coal. When operations at Toney Fork and Elklick resume, we expect to deploy highwall mining when overburden volumes exceed economical stripping ratios associated with area and contour mining. Trucks hauled raw coal from Toney Fork and Elklick to the CPP site for cleaning or to the loading site to be shipped directly to customers.

Our current plans at Logan contemplate 13 total mines, consisting of ten underground mines and three surface mines, including four mines currently in operation. The proposed underground mines would extract coal using the room and pillar mining method, and the proposed surface mines would extract coal using area, contour or highwall mining methods, or some combination thereof.

Generally, the mining equipment and facilities at Logan are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Logan's oldest mining equipment and facilities, including the CPP and loadout facility, began operations in 2008, when the Powellton No. 1 mine started production. Since acquiring the Logan operations, we have implemented improvements at the CPP, which have resulted in increased capacity. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. As of December 31, 2025, the book value of Logan and its associated plant and equipment was $214.0 million.

We are not aware of any significant encumbrances or defects in title with respect to the property. Additionally, we believe we have obtained all requisite mining and discharge permits to conduct our operations at Logan and expect to be able to obtain or renew all required permits in the future. The Logan mine complex holds 27 state permits with associated NPDES permits.

Logan is subject to a federal black lung excise tax of $1.21 per ton for underground mining and $0.61 per ton for surface and highwall mining; however, this tax applies only with respect to coal sold domestically. Logan is also subject to a federal reclamation fee of $0.13 per ton for underground mining and $0.31 per ton for surface and highwall mining. Additionally, Logan is subject to a West Virginia reclamation tax of $0.308 per ton and a West Virginia severance tax of 1.0% to 5.0% of revenues for all coal produced. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Logan.

Summaries of Logan's coal resources and reserves as of December 31, 2025 and 2024 are shown in Tables 8 and 9, respectively.

Table 8. Logan – Summary of Coal Resources Exclusive of Reserves as of December 31, 2025 and 2024.[1]

	Coal Resources (Dry Tons, In Situ, MMt)[2][3][4]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2025	30	41	71	3	17.0%	1.0%	31.0%
December 31, 2024	30	41	71	3	17.0%	1.0%	31.0%

(1) Pricing for resources is described in Section 11.3.1 of the Logan TRS (as defined below). For Logan resources as of December 31, 2024, the assumed long-term average price was $176 per Mt (FOB loadout) for underground-mineable resources, representing the long-term average price forecast for HVB provided by Coronado; surface resources were assessed at a sales price of $99 per Mt (FOB loadout) based on estimated historical pricing for Coronado's surface operations.

(2) Exclusive of reserve tons. Table 1-1 of the Logan TRS provides a summary of Logan resource tons inclusive of reserve tons as of December 31, 2025.

(3) Reported on a dry basis. Surface moisture and inherent moisture are excluded.

(4) Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 9. Logan – Summary of Coal Reserves (Marketable Sales Basis) as of December 31, 2025 and 2024.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2][3]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2025	39	22	61	8.0%	0.9%	35.0%
December 31, 2024	40	23	62	8.0%	0.9%	35.0%

(1)   Pricing data as provided by Coronado is described in Section 16.2 of the Logan TRS. For Logan reserves as of December 31, 2024, the pricing data assumed respective HVA, HVB and thermal FOB-mine prices of approximately $171, $151, and $80 per Mt for calendar year 2025. HVA, HVB, and thermal prices respectively were assumed to decrease to approximately $162, $144, and $83 per Mt through year 2027, and then increase to $306, $271, and $150 per Mt through year 2057.

(2)   Reported on a 4.5% - 6.0% moisture basis.

(3)   Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2024, to December 31, 2025, total reserves decreased approximately 2%, from approximately 62.0 MMt to approximately 61.0 MMt. The net reduction of 1.4 MMt of total reserves was attributable to a one year of mining depletion.

Surface mining and highwall miner, or HWM, activities at the Logan complex were temporarily idled in 2025. The decision reflected short-term operational and capital management considerations, including the deferral of certain equipment rebuilds and replacements and restrictions on mine development expenditures implemented as part of broader corporate cash-flow management initiatives. These actions were not driven by geological or technical factors and do not reflect a change in the underlying coal resource or reserve base for the Logan complex. Underground operations continue to support the mine plan, and the Company retains the ability to restart surface and HWM activities as market conditions and capital availability permit. As a result of the temporary idling, near-term production sequencing has been adjusted; however, the long-term potential of the Logan Operations remains supported by the existing resource and reserve estimates.

Marshall Miller & Associates, Inc., a third-party firm comprising mining experts, whom we refer to as the U.S. QPs, was retained by Coronado to prepare volumetric adjustments to previous (circa December 31, 2024) coal resource and reserve estimates. The resulting estimates of coal resources and reserves as of December 31, 2025, are summarized in Tables 8 and 9. Such estimates are purely a mathematical adjustment based upon mine depletion and did not consider adjustments to geological models or the consideration of changes to modifying factors incurred in 2025, including economics. A copy of the U.S. QPs' most recent TRS, reflective of resources and reserves as of December 31, 2024, which serves as the basis of the volumetric adjustment, with respect to Logan, dated as of February 1, 2025, or the Logan TRS, is filed as Exhibit 96.3 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the December 31, 2024, estimates of coal resources and reserves using core drilling data available from exploration activities at Logan conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Logan. Per Section 12.1 of the Logan TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Logan TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Logan TRS, the U.S. QPs utilized data from 1,160 available core, rotary, and gas wells on and around the Logan property. Mine data from active underground mines was supplied to supplement the exploration drillhole records, by seam. Points of observation include exploration drill holes, gas wells, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, and other data. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common U.S. classification system for measured and indicated coal resources. As summarized in Section 11.1 of the Logan TRS, these results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Logan TRS, coal quality conforms to the ASTM standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Logan TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Section 16.2 of the Logan TRS.

Regarding production rates as described in Section 13.2 of the Logan TRS, the projected underground mines are set up similarly to the four active underground operations as of December 31, 2025. Each mine is scheduled to operate one to three production sections. All sections are configured as full super sections with two continuous miners per section. Three surface resource areas were modeled. Mining operations are projected to utilize area, as well as contour, mining methods. The three areas planned for highwall mining are assumed to be mined by a contractor; therefore, the contractor costs included in the financial model assume that the contractor is responsible for staffing those operations along with providing necessary equipment capital. Spoil for final highwall reclamation is expected to come from strategic placement of spoil on pre-existing benches by haul trucks such that they are within the push distance of the reclamation dozer. Additional information regarding mine-specific production factors can be found in Section 13.4 of the Logan TRS.

Mon Valley

The Mon Valley mine complex comprises three development-stage mining properties, namely, Pangburn, Shaner and Fallowfield, each consisting of a proposed underground mine that would produce High-Vol Met coal using the room and pillar mining method. The preliminary design for the properties also includes plans for surface facilities and a preparation plant for each mine. The properties reside in Allegheny, Washington and Westmoreland Counties in southwestern Pennsylvania. The proposed facilities include a barge loading dock and CSX rail loadout on the Monongahela River in Allegheny County, Pennsylvania, which would ship clean coal from all three mines to end customers. A map of Mon Valley is shown in Figure 6.

Figure 6. Coronado Mon Valley Mine Complex Property Location Map.


Allegheny County
Shaner
Pangburn
Washington County
Westmoreland County
Fayette County
Fallowfield
Elizabeth
Donora
Bentleyville
West Newton
Irwin
51
70
0
5
Miles
Coordinate System PASNAD27

Mon Valley is located approximately 22.5 kilometers southeast of Pittsburgh, Pennsylvania, near the communities of Bentleyville, Lockview, Monongahela, Elizabeth, Sutersville and Irwin, Pennsylvania. The coordinates of the proposed infrastructure are latitude 40° 15' 24" and longitude 79° 53' 50" (Easting 1,398,821', Northing 343,480' – in the PA State Plane South NAD 27 grid system). From U.S. Interstate 70 and Pennsylvania Route 51, which traverse the Fallowfield and Pangburn areas, respectively, a well-developed network of improved and unimproved roads allows general access to the property. The Monongahela and Youghiogheny Rivers also run through the property. The primary means of transport for produced coal would be by barge on the Monongahela River/Ohio River system. Additionally, a CSX rail line located along the banks of the Monongahela River would provide another option for the shipment of coal.

Mon Valley has sources of water, power, and supplies readily available for use. Personnel in the area have historically been sourced from the surrounding communities in Allegheny, Washington, and Westmoreland Counties, and have proven to be adequate in numbers to operate the mines. As mining is common in the surrounding areas, the workforce is generally familiar with mining practices, and many are experienced miners. Water is expected to be sourced locally from nearby public water sources or rivers. Electricity is anticipated to be sourced from West Penn Power or Duquesne Light. The service industry in the areas surrounding the proposed mine complex has historically provided supplies, equipment repairs and fabrication, and other necessary goods and services.

The property mineral rights are composed of 41,615 total hectares, of which 1,339 are leased from private landholders under two leases, and 40,276 hectares are owned by Coronado. Subject to Coronado's exercising its renewal rights thereunder, both of the leases expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2102.

A predecessor of CONSOL Energy previously controlled the properties. We acquired the properties from CONSOL Energy in March 2016 in connection with the acquisition of the Buchanan property.

Before we acquired Mon Valley, CONSOL Energy had conducted extensive exploration of Mon Valley. We have continued an exploration program focused on defining reserves and assessing the geotechnical viability of mining.

Mon Valley is capable of producing primarily a High-Vol Met coal from the Upper Freeport seam of the Pennsylvania-age Allegheny Formation. The seam is situated below drainage throughout the properties and would be accessed with slopes and shafts. The seam thickness in the projected mining areas averages 1.95 meters.

Under our current mine development plans, production would begin at the Pangburn mine in 2034, followed by the Shaner mine in 2040 and, finally, the Fallowfield mine in 2059. The proposed Mon Valley underground mines are expected to use the room and pillar mining method with limited pillaring as to cause no subsidence. Each mine is expected to have three continuous miner sections, with two continuous miners, two roof bolters, four shuttle cars and two scoops per section. The shuttle cars would haul extracted coal from the production face to a feeder breaker-conveyor system, which would carry raw coal to a surface stockpile and CPP. The CPPs and surface facilities are intended to have large raw and clean coal storage areas to facilitate efficient loading of clean coal into barges or rail cars for transport. We have not yet completed detailed designs of the infrastructure or surface facilities for the proposed Shaner and Fallowfield mines.

As of December 31, 2025, the book value of Mon Valley was $17.5 million.

We are not aware of any significant encumbrances or defects in title with respect to the properties. However, we will be required to obtain alternate zoning approval from the local township. Further, we will be required to submit formal permit applications to state or federal regulatory agencies. Although we have commenced the work to obtain the necessary permits and zoning variances, we are aware that the period of time necessary to obtain final authorizations, for purposes of commencing the development, construction and ultimate production at the proposed mine site, may be significant, and there can be no assurance that we can obtain the necessary zoning and permits. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Mon Valley.

Coal mined from the Mon Valley mine complex would be subject to a federal black lung excise tax of $1.21 per ton for underground mining and a federal reclamation tax of $0.13 per ton for underground mining. However, the federal black lung excise tax will only apply with respect to coal sold domestically.

Mon Valley contains no resources exclusive of reserve tons as of December 31, 2025 and 2024. Table 1-1 of the Mon Valley TRS (as defined below) provides a summary of Mon Valley resource tons inclusive of reserve tons as of December 31, 2025.

A summary of Mon Valley's coal reserves as of December 31, 2025 and 2024 is shown in Table 10.

Table 10. Mon Valley – Summary of Coal Reserves (Marketable Sales Basis) as of December 31, 2025 and 2024.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2][4]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2025	78	57	134	8.0%	1.2%[3]	35.0%
December 31, 2024	78	57	134	8.0%	1.2%[3]	35.0%

(1)   Pricing data as provided by Coronado is described in Section 16.2 of the Mon Valley TRS. For Mon Valley reserves as of December 31, 2024, the pricing data assumed a blended HVB domestic and export FOB-mine nominal price of $183 per Mt for calendar year 2030; HVB domestic and export prices respectively, were assumed to increase by 2% annual inflation thereafter.
(2)   Reported on a 6.0% moisture basis.
(3)   LOM sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley Complex reserve average is 1.4% sulfur.
(4)   Some numerical figures in the table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Total reserves did not change from December 31, 2024, to December 31, 2025.

Marshall Miller & Associates, Inc., a third-party firm comprising mining experts, whom we refer to as the U.S. QPs, was retained by Coronado to prepare volumetric adjustments to previous (circa December 31, 2024) coal resource and reserve estimates. The resulting estimates of coal resources and reserves as of December 31, 2025, are summarized in Table 10. Such estimates did not consider adjustments to geological models or the consideration of changes to modifying factors incurred in 2025, including economics. A copy of the U.S. QPs' most recent TRS, reflective of resources and reserves as of December 31, 2024, which serves as the basis of the volumetric adjustment, with respect to Mon Valley (Pennsylvania Upper Freeport Holdings), dated as of February 1, 2025, or the Mon Valley TRS, is filed as Exhibit 96.4 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the December 31, 2024, estimates of coal resources and reserves using core drilling data available from exploration activities at Mon Valley conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the Mon Valley property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Mon Valley.

Per Section 12.1 of the Mon Valley TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Mon Valley TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Mon Valley TRS, the U.S. QPs utilized data from approximately 750 available core and rotary holes on and around the Mon Valley properties. Points of observation included exploration drill holes, degas holes, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e. faulting), intra-seam characteristics, and other data. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common United States classification system for measured and indicated coal resources. As summarized in Section 11.1 of the Mon Valley TRS, these results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Mon Valley TRS, coal quality conforms to the ASTM standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Mon Valley TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Section 16.2 of the Mon Valley TRS.

Regarding production rates as described in Section 13.2 of the Mon Valley TRS, the Mon Valley mine complex is not yet active, with three distinct mines and CPPs planned. The mine plan and productivity expectations reflect historical performance from other similar mines with similar characteristics and efforts have been made to adjust the plan to reflect future conditions. Mine development and operation have not been optimized within the Mon Valley TRS. Additional mine-specific factors can be found in Section 13.4 of the Mon Valley TRS.

Russell County (Non-Material Property)

On November 21, 2025, Coronado completed the sale of its non-core Russell County property. Therefore, the December 31, 2025 Statement of Coal Reserves and Coal Resources for the Company does not include Coal Reserves and Coal Resources attributable to Russell County.

Internal Controls

Our staff of geologists and engineers worked with the qualified persons throughout the mineral resource and reserve estimation process and provided data from our own exploration and operating activities at the properties. We have internal control procedures, including quality assurance/quality control procedures and internal verification of input data and geological modelling, subject to multi-level review, to help ensure the validity of the data. These procedures include, but are not limited to:

- Oversight and approval of each annual statement by responsible senior officers;

- Independent, external review of new and materially changed estimates at regular intervals;

- Annual reconciliation with internal planning by our staff of geologists and engineers to validate coal reserve and coal resource estimates for operating mines, including the following procedures:

    - Assessments of drilling, sampling and quality assurance/quality control data, resource modelling, resource estimation, classification, and reporting;

    - Assessment and benchmarking of production assumptions, mining rate and production schedules against historical production data;

    - Assessments of capital and operating costs against other comparable projects for reasonableness; and

    - Continual identification and evaluation of material technical issues likely to impact the five-year plan and the future performance of producing properties;

- An examination of historical information and results in respect of the technical aspects of the properties by our staff of geologists and engineers, including a review of the following key elements:

    - Geology mapping, reports and models, including geotechnical and hydrology aspects;

    - Coal resource and coal reserve estimates;

    - Mining operations and proposed growth options;

    - Coal preparation facilities;

    - Coal handling and transport;

    - Environmental matters and approvals;

    - Land management, including leases and other pertinent agreements;

    - Veracity of existing information supporting five-year plans and business plans;

    - Identification of key project drivers; and

    - Risks and opportunities.

The pricing information used for preliminary resource valuation and to estimate our proven and probable coal reserves was based on prices under our existing contracts and price forecasts. Below is a description of some of the factors that could affect price forecasts for Met and thermal coal products on a mine-by-mine and product-by-product basis. Differences between the assumptions and analyses included in the price forecasts and realized factors could cause actual pricing to differ from the forecasts.

Metallurgical. Several factors can influence Met coal supply and demand and pricing. Demand is impacted by economic conditions and demand for steel and is also impacted by competing technologies used to make steel, some of which do not use coal as a manufacturing input. Competition from other types of coal is also a key price consideration and can be impacted by coal quality and characteristics, delivered energy cost (including transportation costs), customer service and support and reliability of supply.

Seaborne Met coal import demand can be significantly impacted by the availability of local coal production, particularly in leading Met coal import countries such as China and India, among others, as well as country-specific policies restricting or promoting domestic supply. The competitiveness of seaborne Met coal supply from leading Met coal exporting countries, such as Australia, the United States, Russia, Canada and Mongolia, among others, is also an important price consideration.

In addition to the factors noted above, the prices which may be obtained at each individual mine or future mine can be impacted by factors such as (i) the mine's location, which impacts the total delivered energy costs to its customers, (ii) quality characteristics, particularly if they are unique relative to competing mines, (iii) assumed transportation costs and (iv) other mine costs that are contractually passed on to customers in certain commercial relationships.

Thermal. Several factors can influence thermal coal supply and demand and pricing. Demand is sensitive to total electric power generation volumes, which are determined in part by the impact of weather on heating and cooling demand, inter-fuel competition in the electric power generation mix, changes in capacity (additions and retirements), inter-basin or inter-country coal competition, coal stockpiles and policy and regulations. Supply considerations impacting pricing include reserve positions, mining methods, strip ratios, production costs and capacity and the cost of new supply (new mine developments or extensions at existing mines).

The cost information that the QPs used for preliminary resource valuation and to estimate our proven and probable reserves were generally internal projected future costs based on historical costs and expected future trends. The estimated costs normally include mining, processing, transportation, royalty, tax and other mining-related costs. Our estimated mining and processing costs reflect projected changes in prices of consumable commodities (mainly diesel fuel, natural gas, explosives and steel), labor costs, geological and mining conditions, targeted product qualities and other mining-related costs. Estimates for other sales-related costs (mainly transportation, royalty and tax) are based on contractual prices or fixed rates. Specific factors that may impact the cost at our various operations include:

- *Geological settings.* The geological characteristics of each mine are among the most important factors that determine the mining cost. Our geology department conducts the exploration program and provides geological models for the LOM process. Coal seam depth, thickness, dipping angle, partings and quality constrain the available mining methods and size of operations. Shallow coal is typically mined by surface mining methods in which the primary cost is overburden removal. Deep coal is typically mined in underground mining methods where the primary costs include coal extraction, conveyance and roof control.

- *Scale of operations and the equipment sizes.* For surface mines, our dragline systems generally have a lower unit cost than truck-and-shovel systems for overburden removal. The longwall operations generally are more cost effective than bord-and-pillar operations for underground mines.

- *Commodity prices.* For surface mines, the costs of diesel fuel and explosives are major components of the total mining cost. For underground mines, the steel used for roof bolts represents a significant cost. Commodity price forecasts are used to project those costs in the financial models we use to establish our reserves.

- *Target product quality.* Because we target a premium quality product, we may experience more coal losses. By lowering product quality, the coal losses can be minimized and therefore a lower cost per Mt can be achieved. In our mine plans, the product qualities are estimated to correspond to existing contracts and forecasted market demands.

- *Transportation costs.* We have entered into arrangements with third parties to gain access to transportation infrastructure and services where required, including rail carriers and port owners. Where coal is exported or sold other than at the mine gate, the costs associated with these arrangements represent a significant portion of both the total cost of supplying coal to customers and of our production costs. As a result, the cost of transportation is not only a key factor in our cost base but also in the purchasing decision of customers. Our transportation costs vary by region. See Item 1. "Business—Transportation" for more information regarding transportation arrangements for our operations.

- *Royalty costs.* As conditions to certain of the Tenements, Curragh is subject to royalties payable to the Queensland government as described in Item 1. "Business—Regulatory Matters—Australia—Mineral Resources Act 1989 (Qld)". These royalties are in addition to the Stanwell rebate, as described in Item 1. "Business—Customers—Stanwell." Royalty costs at our U.S. Operations are based upon contractual agreements for the coal leased from private owners and vary from property to property and by the type of mine (i.e., surface or underground). The royalty rates under leases at our U.S. Operations range between 3% - 9% of revenues from coal sales. Under some of the leases, we are required to pay minimum royalties, regardless of production, and/or "wheelage fees" (i.e., fees payable on coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises).

- *Black lung, severance and reclamation taxes.* Our U.S. Operations are subject to a federal black lung excise tax on coal sold domestically.

- *Exchange rates.* Costs related to our Australian Operations are predominantly denominated in A$, while the coal that our Australian Operations export is sold in US$. As a result, A$-US$ exchange rates impact the U.S. dollar cost of our Australian Operations' production.

For further discussion of comprehensive risk inherent in the estimation, see Item 1A. "Risk Factors—Operational and Technology Risks—We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal proceedings occurring in the ordinary course of business. It is the opinion of management, after consultation with legal counsel, that these matters will not materially affect our consolidated financial position, results of operations or cash flows.

The Company is subject to a wide variety of laws and regulations within the legal jurisdictions in which it operates. See "Part I, Item 1. Business—Regulatory Matters" for additional information. The Company believes that it is in substantial compliance with federal, state and local laws and regulations.

ITEM 4. MINE SAFETY DISCLOSURES

Safety is the cornerstone of the Company's values and is the number one priority for all employees at Coronado.

Our U.S. Operations include multiple mining complexes across three states and are regulated by both the U.S. Mine Safety and Health Administration, or MSHA, and state regulatory agencies. Under regulations mandated by the Mine Act, MSHA inspects our U.S. mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.

In accordance with Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104), each operator of a coal or other mine is required to report certain mine safety results in its periodic reports filed with the SEC under the Exchange Act.

Information pertaining to mine safety matters is included in Exhibit 95.1 attached to this Annual Report on Form 10-K. The disclosures reflect the United States mining operations only, as these requirements do not apply to our mines operated outside the United States.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our CDIs, each representing one-tenth of one share of our common stock, have been listed on the ASX under the trading symbol "CRN" since October 23, 2018. Prior to such time, there was no public market for our securities. There is no principal market in the United States for our CDIs or shares of our common stock.

Holders

As of December 31, 2025, we had 167,645,373 shares of our common stock issued and outstanding with 7,592 holders of record. The holders included CHESS Depositary Nominees Pty Limited, which held 89,962,026 shares of our common stock in the form of CDIs on behalf of the CDI holders. There were 7,593 registered owners of our CDIs on December 31, 2025.

Series A Preferred Share

On September 20, 2018, we issued the Series A Preferred Share to Coronado Group LLC, at par value. The offer, sale, and issuance of the Series A Share were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipient of the Series A Share acquired the Series A Share for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the Series A Share.

Dividends

The payment of dividends is at the discretion of the Board of Directors. The decision as to whether or not a dividend will be paid will be subject to a number of considerations including the general business environment, operating results, cash flows, future capital requirements, regulatory and contractual restrictions, as well as applicable covenants under the Indenture governing our Notes, covenants under the ABL Facility, restrictions under the Second Amendment with Stanwell and any other factors the Board of Directors may consider relevant.

Our objective in setting our dividend policy is to deliver stockholder returns while maintaining flexibility to pursue our strategic initiatives within a prudent capital structure. Our dividend policy is to distribute between 60% and 100% of available free cash, provided our minimum cash liquidity requirement is achieved and maintained following such distribution. Available free cash is defined as net cash from operating activities less capital expenditure, acquisition expenditure, amounts reserved for capital expenditure and acquisition expenditure and amounts required for debt servicing. In circumstances where there is surplus available free cash, at the discretion of our Board of Directors and in light of business and market conditions, we may consider the potential for additional stockholder returns through special dividends and share buy-backs as part of our broader capital management strategy.

Summary Description of the Company's Non-Stockholder Approved Equity Compensation Plans

The Company does not have any non-stockholder approved equity compensation plans.

Recent Sales of Unregistered Securities

Other than as previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, we did not issue any shares of our common stock in a transaction that was not registered under the Securities Act during the year ended December 31, 2025.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

We had no repurchases of equity securities for the three months ended December 31, 2025.

ITEM 6. [Reserved.]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of our Financial Condition and Results of Operations, or MD&A, should be read in conjunction with the Consolidated Financial Statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K.

Overview

Our results for the year ended December 31, 2025, were adversely impacted by weak conditions in the Met coal market. The benchmark PLV HCC FOB AUS average for the year ended December 31, 2025, of $188.3 per Mt represented a 21.7% decline from $240.4 per Mt for the year ended December 31, 2024. This decrease was driven by softer global crude steel production, particularly in China where subdued construction activity reduced import demand, together with improved seaborne supply as Australian production recovered from weather-related and operational disruptions experienced in 2024. Additional export volumes from other regions, including Mongolia and Russia, also contributed to downward pressure on prices throughout most of 2025.

Notwithstanding these challenging market conditions, Coronado delivered improved operational performance in 2025.

For the year ended December 31, 2025, saleable production totaled 16.0 MMt, 0.7 MMt higher than the same period in 2024 with sequential quarterly improvements and a strong second half. These gains reflected the successful ramp-up of the Mammoth Underground mine, completion of the Buchanan expansion project, increased dragline utilization at Curragh and productivity improvement across both operating regions. This was partially offset by weather impacts and unforeseen equipment downtime in Australia and idling of higher-cost surface operations at Logan.

Despite higher saleable production, sales volume of 15.6 MMt for the year ended December 31, 2025 was 0.2 MMt lower than the year ended December 31, 2024. The decrease was primarily driven by logistics constraints at our U.S. Operations and shipment timing impacts at our Australian Operations. Met coal represented 75.7% of total sales volume and 91.6% of total coal revenues, with thermal coal comprising the remaining 24.3% of total sales volume and 8.4% of total coal revenues.

Coal revenues were $1,920.4 million for the year ended December 31, 2025, a decrease of $524.4 million compared to 2024. This decline was driven primarily by lower average realized Met prices ($36.0 per Mt lower than 2024), slightly reduced sales volumes and sales mix weighted more towards thermal coal.

We executed significant structural cost reductions during the year. Mining costs were $165.8 million lower than in 2024, reflecting contractor fleet reductions at our Australian Operations, productivity improvements and idling of surface operations at Logan. In addition, our Australian Operations benefited from favorable exchange rates of A$/US$ 0.64 compared to 0.66 for the same period in 2024.

Mining costs per Mt sold improved to $97.5 in 2025, representing a reduction of $9.9 per Mt sold compared to 2024, driven by lower mining costs, partially offset by lower sales volume of 0.2 MMt. These operational and cost improvements led to meaningful margin recovery in the second half of 2025 and strengthened our earnings leverage entering 2026.

Liquidity and Going Concern

As of December 31, 2025, Coronado had $696.9 million aggregate principal amount of interest-bearing liabilities outstanding and cash and cash equivalents (excluding restricted cash) of $172.8 million resulting in net debt of $524.1 million.

During 2025, Coronado took decisive actions to enhance liquidity, including securing incremental funding and concurrently amending the terms of its financial covenants, materially reducing operating and capital costs, and completing other financial support arrangements with Stanwell.

On November 27, 2025, we refinanced our existing credit facility with Highland Park XII Pte. Ltd, an affiliate of Oaktree Capital Management L.P., through a new ABL Facility with Stanwell, or the ABL Facility. The ABL Facility matures in five years, bears interest of 9%, which may increase to 12% per annum depending on the level of Borrowing Base Ratio compared to the aggregate principal amount outstanding, or the Borrowing Base Ratio, and is subject to a minimum Borrowing Base Ratio, and from December 31, 2027, the maintenance of a gearing ratio and interest coverage ratio. Refer to Part II, Item 8, Note 15. "Interest Bearing Liabilities" for further information.

Concurrently with the entry into the ABL Facility, we also amended the terms of our existing ACSA and NCSA with Stanwell as part of a broader financing package, providing near-term liquidity support through prepayments and Stanwell rebate relief. These amendments are expected to have a positive incremental impact on operating cashflows through the waiver of rebate amounts otherwise payable under the ACSA, deferral of other obligations with Stanwell, and prepayments in relation to future annual nominated contract tonnage and provide material downside protection during periods when the Company's cash balance is below $250.0 million. These arrangements are intended to provide critical cash flow support and financial stability for the Company. The Curragh mine's strategic importance, to both Stanwell's ability to economically generate electricity for Queensland and Queensland's overall energy security, was the primary motivating factor in Stanwell providing substantial financial assistance and concessions to the Company and supporting the ongoing viability of the Curragh mine and the security of coal supply to the Stanwell Power Station. Refer to Part II, Item 8, Note 14. "Contract Obligations" for further information.

On October 23, 2025, the Scheme Manager issued an indicative Annual Review Allocation of "High" for the Curragh mine complex's EA number EPML00643713. As permitted under the Financial Provisioning Act, we made formal submissions to the Scheme Manager requesting a review of this indicative rating. Following consideration of the Company's formal submission, the Scheme Manager applied discretion as permitted under the Financial Provisioning Act to grant transitional relief allowing the application of the "Moderate-High" risk category. This risk category will apply until the next Annual Review Allocation for the Curragh mine complex, which is expected to occur in November 2026.

Under the transitional "Moderate–High" risk category, the Company is required to make an annual contribution to the Scheme equivalent to 6.5% of Curragh's ERC, rather than provide financial assurance in the form of bank guarantees, insurance bonds or cash collateral equal to 100% of Curragh's ERC.

Since the previous interim period reporting, we have received significant liquidity support from Stanwell, entered into a new ABL Facility with an extended maturity and more flexible covenant terms (including reducing cross default risk with the Notes), benefited from improving metallurgical coal market conditions, demonstrated operational recovery, and obtained clarity regarding the outcome of the Scheme Manager's final Annual Review Allocation.

After evaluating these factors, we have concluded that our current cash and cash equivalents and forecasted cashflows will be sufficient to fund our operations and satisfy our obligations for at least one year from the issuance date of our Consolidated Financial Statements.

Safety

On December 18, 2025, operations at our Logan mining complex in West Virginia were temporarily suspended following a fatal injury to an employee to allow required investigations to be conducted. Production at Logan subsequently resumed on December 29, 2025.

On January 2, 2026, following a separate fatal incident involving a worker at the Mammoth Underground Mine, operations at Mammoth Underground at Curragh were suspended. While the contracted operator of the mine, Mammoth Underground Mine Management Pty Ltd, is continuing to work with RSHQ on its investigation into the incident, operations were permitted to recommence on February 18, 2026. Full production from the mine is expected to be restored within the first quarter of 2026 in accordance with all requirements of RSHQ.

For our Australian Operations, the twelve-month rolling average Total Reportable Injury Frequency Rate at December 31, 2025, was 3.62, compared to a rate of 2.22 at the end of December 31, 2024. At our U.S. Operations, the twelve-month rolling average Total Reportable Incident Rate at December 31, 2025 was 2.30, compared to a rate of 2.21 at the end of December 31, 2024.

The safety of our workforce remains our highest priority, and we are committed to the safety and wellbeing of all employees and contractors. Coronado continues to implement targeted safety initiatives across its operations, with a focus on strengthening safety culture, improving operational controls, and reducing injury rates.

Segment Reporting

In accordance with Accounting Standards Codification, or ASC, 280, Segment Reporting, we have adopted the following reporting segments: Australia and the United States. In addition, "Other and Corporate" is not a reporting segment but is disclosed for the purposes of reconciliation to our Consolidated Financial Statements.

Results of Operations

How We Evaluate Our Operations

We evaluate our operations based on the volume of coal we can safely produce and sell in compliance with regulatory standards, and the prices we receive for our coal. Our sales volume and sales prices are largely dependent upon the terms of our coal sales contracts, for which prices generally are set based on daily index averages, on a quarterly basis or on an annual fixed price.

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability. These financial and operating metrics include: (i) safety and environmental metrics; (ii) Adjusted EBITDA; (iii) total sales volumes and average realized price per Mt sold, which we define as total coal revenues divided by total sales volume; (iv) Met coal sales volumes and average realized Met price per Mt sold, which we define as Met coal revenues divided by Met coal sales volume; (v) average segment mining costs per Mt sold, which we define as mining costs divided by sales volumes (excluding non-produced coal) for the respective segment; (vi) average segment operating costs per Mt sold, which we define as segment operating costs divided by sales volumes for the respective segment and (vii) net debt, which we define as cash and cash equivalents (excluding restricted cash) less outstanding aggregate principal amount of the Notes and other interest bearing liabilities.

Coal revenues are shown on our Consolidated Statements of Operations and Comprehensive Income exclusive of other revenues. Generally, export sale contracts for our Australian Operations require us to bear the cost of freight from our mines to the applicable outbound shipping port, while freight costs from the port to the end destination are typically borne by the customer. When we sell through intermediaries to the export market from our U.S. Operations, sales are recognized when the title to the coal passes to the customer at the mine load out, similar to a domestic sale. For our domestic sales, customers typically bear the cost of freight. As such, freight expenses are excluded from the cost of coal revenues to allow for consistency and comparability in evaluating our operating performance.

Non-GAAP Financial Measures; Other Measures

The following discussion of our results includes references to and analysis of Adjusted EBITDA, Segment Adjusted EBITDA and mining costs, which are financial measures not recognized in accordance with U.S. GAAP. Non-GAAP financial measures, including Adjusted EBITDA, Segment Adjusted EBITDA, mining costs and net debt, are useful to our investors to measure our operating performance.

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. GAAP. These measures should not be considered in isolation or as substitute for measures of performance prepared in accordance with U.S. GAAP.

Adjusted EBITDA, a non-GAAP measure, is defined as earnings before interest, tax, depreciation, depletion and amortization and other foreign exchange losses. Adjusted EBITDA is also adjusted for certain discrete non-recurring items that we exclude in analyzing each of our segments' operating performance. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly titled measures presented by other companies. A reconciliation of Adjusted EBITDA to its most directly comparable measure under U.S. GAAP is included below.

Segment Adjusted EBITDA is defined as Adjusted EBITDA by operating and reporting segment, adjusted for certain transactions, eliminations or adjustments that our CODM does not consider for making decisions to allocate resources among segments or assessing segment performance. Segment Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our Consolidated Financial Statements such as investors, industry analysts and lenders to assess the operating performance of the business.

Mining costs, a non-GAAP measure, are based on the reported cost of coal revenues, which is shown on our statement of operations and comprehensive income exclusive of freight expense, Stanwell rebate, other royalties, depreciation, depletion and amortization and selling, general and administrative expenses, and further adjusted for other items that do not relate directly to the costs incurred to produce coal at the mine. Mining costs exclude these cost components as our CODM does not view these costs as directly attributable to the production of coal. Mining costs is used as a supplemental financial measure by management, providing an accurate view of the costs directly attributable to the production of coal at our mining segments, and by external users of our Consolidated Financial Statements, such as investors, industry analysts and ratings agencies, to assess our mine operating performance in comparison to the mine operating performance of other companies in the coal industry.

Net debt, a non-GAAP measure, is defined as cash and cash equivalents (excluding restricted cash), less the outstanding aggregate principal amount of the Notes, the ABL Facility and other interest bearing liabilities reported in our Consolidated Balance Sheets.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Summary

The financial and operational highlights for the year ended December 31, 2025 include:

- Net loss of $432.1 million for the year ended December 31, 2025, was $323.2 million higher compared to a net loss of $108.9 million for the year ended December 31, 2024. The increase in net loss was primarily driven by lower coal revenues and higher interest expense, partially offset by lower operating costs.

- Average realized Met price per Mt sold of $149.3 for the year ended December 31, 2025, was $36.0 per Mt lower compared to $185.3 per Mt sold for the year ended December 31, 2024. The AUS PLV HCC index averaged $188.3 per Mt for the year ended December 31, 2025, a decline of $52.1 per Mt sold compared to the same period in 2024, reflecting weaker steel demand in key metallurgical coal markets, particularly China, together with improved supply from major exporting regions, including Australia and Russia. These market conditions placed sustained pressure on realized prices throughout most of 2025.

- Sales volume of 15.6 MMt for the year ended December 31, 2025, was 0.2 million lower compared to the year ended December 31, 2024. The decrease was primarily driven by (1) rail, port and pier constraints at our U.S. Operations and co-shipment delays at our Australian Operations, (2) the impact of idling surface mining at our Logan mine at our U.S. Operations and (3) significant port inventory build at our Australian Operations in December 2023, caused by significant port constraints, that benefitted coal sales in the first quarter of 2024.

- Adjusted EBITDA loss of $144.2 million for the year ended December 31, 2025, decreased by $259.3 million, compared to Adjusted EBITDA of $115.1 million for the year ended December 31, 2024. This decrease was primarily attributed to lower coal revenues, partially offset by lower operating costs.

- As of December 31, 2025, the Company had a net debt of $524.1 million, consisting of $696.9 million of aggregate principal amounts of interest-bearing liabilities outstanding less cash and cash equivalents (excluding restricted cash) of $172.8 million.

	For Year Ended December 31, (US$ in thousands)			
	2025	2024	Change	%
Revenues:				
Coal revenues	1,920,416	2,444,862	(524,446)	(21.5%)
Other revenues	29,371	62,851	(33,480)	(53.3%)
Total revenues	1,949,787	2,507,713	(557,926)	(22.2%)
Costs and expenses:				
Cost of coal revenues (exclusive of items shown separately below)	1,524,569	1,714,987	(190,418)	(11.1%)
Depreciation, depletion and amortization	185,350	187,400	(2,050)	(1.1%)
Freight expenses	268,015	241,377	26,638	11.0%
Stanwell rebate	100,542	116,870	(16,328)	(14.0%)
Other royalties	163,747	289,678	(125,931)	(43.5%)
Selling, general, and administrative expenses	39,250	36,944	2,306	6.2%
Total costs and expenses	2,281,473	2,587,256	(305,783)	(11.8%)
Other income (expenses):				
Interest expense, net	(99,291)	(58,856)	(40,435)	68.7%
Loss on debt extinguishment	(19,258)	(14,732)	(4,526)	30.7%
(Increase) decrease in provision for discounting and credit losses	(4,758)	207	(4,965)	(2,398.6%)
Other, net	10,578	3,734	6,844	183.3%
Total other expense, net	(112,729)	(69,647)	(43,082)	61.9%
Loss before tax	(444,415)	(149,190)	(295,225)	197.9%
Income tax benefit	12,359	40,309	(27,950)	(69.3%)
Net loss attributable to Coronado Global Resources Inc.	(432,056)	(108,881)	(323,175)	296.8%

Coal revenues

Coal revenues were $1,920.4 million for the year ended December 31, 2025, a decrease of $524.4 million, compared to $2,444.9 million for the year ended December 31, 2024. This decrease was driven by lower average realized Met coal prices, due to persistent softness in global Met coal markets, and a sales mix weighted towards thermal coal compared to the same period in 2024, due to higher contracted thermal coal sales volumes in 2025.

Other revenues

Other revenues were $29.4 million for the year ended December 31, 2025, a decrease of $33.5 million compared to $62.9 million for the year ended December 31, 2024. The decrease was primarily driven by non-recurring termination fee revenue from a coal sales contract cancelled in the first quarter of 2024 at our U.S. Operations.

Cost of coal revenues (exclusive of Items shown separately below)

Cost of coal revenues is comprised of costs related to produced tons sold, along with changes in both the volumes and carrying values of coal inventory. Cost of coal revenues include items such as direct operating costs, which include employee-related costs, materials and supplies, contractor services, coal handling and preparation costs and production taxes.

Total cost of coal revenues was $1,524.6 million for the year ended December 31, 2025, a decrease of $190.4 million, compared to $1,715.0 million for the same period in 2024.

Cost of coal revenues for our Australian Operations for the year ended December 31, 2025, was $139.3 million lower compared to the same period in 2024, primarily driven by a reduction in contractor fleets beginning in March 2024 and associated cost savings, impacts of inventory build due to saleable production exceeding sales volume compared to an inventory drawdown in 2024, lower coal purchases and a favorable average foreign exchange rate on translation of our Australian Operations.

Cost of coal revenues for our U.S. Operations was $51.1 million lower for the year ended December 31, 2025, compared to the same period in 2024, driven by cost reductions associated with the idling of Logan's surface mines, curtailed development activity at Buchanan being ahead of schedule, lower maintenance costs and lower coal purchases in the 2025 period.

Freight expenses

Freight expenses totaled $268.0 million for the year ended December 31, 2025, an increase of $26.6 million, compared to $241.4 million for the year ended December 31, 2024. Our Australian Operations contributed $29.1 million due to higher export sales volume shipped through WICET, which attracts higher port handling charges and higher take-or-pay deficit tonnage costs. This was partially offset by a decrease of $2.4 million at our U.S. Operations driven by lower sales volumes of 0.3 MMt for the year ended December 31, 2025, compared to the same period in 2024.

Stanwell rebate

The Stanwell rebate was $100.5 million for the year ended December 31, 2025, a decrease of $16.3 million, as compared to $116.9 million for the year ended December 31, 2024. The decrease was due to lower realized reference coal pricing for the prior twelve-month period used to calculate the rebate compared to the same period in 2024 and favorable average foreign exchange rates on translation of the Australian Operations. Under the amended ACSA with Stanwell, it is expected that we will not incur any rebate from January 1, 2026 to the end of the contract term.

Other royalties

Other royalties were $163.7 million for the year ended December 31, 2025, a decrease of $125.9 million, as compared to $290.0 million for the year ended December 31, 2024. Our Australian Operations and U.S. Operations contributed $121.3 million and $5.0 million, respectively, of the decrease, a product of lower coal revenues combined with favorable average exchange rates on translation of the Australian Operations.

Interest expense, net

Interest expense, net was $99.3 million for the year ended December 31, 2025, an increase of $40.4 million compared to $58.9 million for the same period in 2024. The increase was primarily driven by higher average indebtedness during 2025, reflecting additional borrowings under the Notes since October 2024, drawdowns under the ABL Facility, insurance premium financing, and an interest-bearing coal prepayment from Stanwell. The increase was further impacted by lower interest income earned on cash equivalents and restricted deposits compared to the same period in 2024.

Loss on debt extinguishment

During the year ended December 31, 2025, in connection with the extinguishment of the predecessor credit facilities, the Company recognized a loss on debt extinguishment of $19.3 million, including an early redemption premium of $12.3 million and unamortized deferred debt issuance costs. During the year ended December 31, 2024, we recognized a loss on debt extinguishment of $14.7 million in connection with the early redemption of our predecessor 10.750% Senior Secured Notes due 2026.

Other, net

Other, net was $10.6 million for the year ended December 31, 2025, an increase of $6.8 million compared to $3.7 million for the year ended December 31, 2024. During the year ended December 31, 2025, the Company recognized an $11.0 million gain on the disposal of the Russell County development property and a $2.2 million loss on the disposal of the idle Greenbrier assets, both of which were previously a part of our U.S. Operations. Included in the year ended December 31, 2024, was an impairment charge of $10.6 million against property, plant and equipment relating to a long-standing non-core idled asset within our U.S. Operations, which was sold on January 14, 2025.

Income tax benefit

Income tax benefit of $12.4 million for the year ended December 31, 2025, decreased by $27.9 million, compared to income tax benefit of $40.3 million for the same period in 2024, primarily driven by an effective tax rate of 2.8% for the year ended December 31, 2025.

In calculating the annual effective tax rate for the Group:

- For the Australian operations, due to a three-year cumulative loss position and significant carried forward losses, a full valuation allowance was included as part of the annual effective tax rate calculation, thereby reducing the rate to nil.

- For the U.S. operations, due to a three-year cumulative loss position the recoverability of carried forward deferred tax assets was assessed and as a result a partial valuation allowance was included as part of the annual effective tax rate, thereby reducing the annual effective tax rate to 2.8%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The Company's comparison of 2024 results to 2023 results is included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, under Part II Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Supplemental Segment Financial Data

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Australian Operations

	For Year Ended December 31,			
	(US$ in thousands)			
	2025	2024	Change	%
Sales volume (MMt)	10.2	10.2	—	0.6%
Total revenues ($)	1,185,298	1,594,981	(409,683)	(25.7)%
Coal revenues ($)	1,156,729	1,560,275	(403,546)	(25.9)%
Average realized price per Mt sold ($/Mt)	112.9	153.1	(40.2)	(26.3)%
Met sales volume (MMt)	6.9	7.2	(0.3)	(5.0)%
Met coal revenues ($)	1,024,828	1,472,477	(447,649)	(30.4)%
Average realized Met price per Mt sold ($/Mt)	149.3	203.9	(54.6)	(26.8)%
Mining costs ($)	932,030	1,054,066	(122,036)	(11.6)%
Mining costs per Mt sold ($/Mt)	91.0	104.6	(13.6)	(13.0)%
Operating costs ($)	1,344,899	1,592,431	(247,532)	(15.5)%
Operating costs per Mt sold ($/Mt)	131.3	156.3	(25.0)	(16.0)%
Segment Adjusted EBITDA ($)	(157,386)	3,401	(160,787)	(4,727.6)%

Coal revenues for our Australian Operations for the year ended December 31, 2025, were $1,156.7 million, a decrease of $403.5 million compared to $1,560.3 million for the year ended December 31, 2024. The decrease was primarily driven by lower average realized metallurgical coal prices, with realized prices of $149.3 per Mt sold in 2025, $54.6 per Mt sold lower than the prior year, reflecting weaker market conditions. Revenues were further impacted by an unfavorable sales mix weighted toward higher contracted thermal coal volumes, as well as shipment timing impacting Met coal export sales volumes.

Operating costs decreased by $247.5 million for the year ended December 31, 2025, driven by lower mining costs, and lower Stanwell rebates and other royalties, a product of lower realized prices and lower coal revenues. Mining costs were $122.0 million lower compared to the year ended December 31, 2024, attributable to cost savings from progressive reductions in contractor fleet costs beginning in March 2024, inventory build resulting from production exceeding sales volumes, and favorable foreign exchange movements on the translation of our Australian operations. Mining and operating costs per Mt sold were $13.6 and $25.0 lower, respectively, compared to the same period in 2024.

For the year ended December 31, 2025, Segment Adjusted EBITDA loss was $157.4 million, a decrease of $160.8 million compared to Segment Adjusted EBITDA of $3.4 million for the year ended December 31, 2024, driven by lower coal revenues, partially offset by lower operating costs.

U.S. Operations

	For Year Ended December 31,			
	(US$ in thousands)			
	2025	2024	Change	%
Sales volume (MMt)	5.3	5.6	(0.3)	(5.7)%
Total revenues ($)	764,489	912,732	(148,243)	(16.2)%
Coal revenues ($)	763,687	884,587	(120,900)	(13.7)%
Average realized price per Mt sold ($/Mt)	143.4	156.7	(13.3)	(8.5)%
Met sales volume (MMt)	4.9	5.3	(0.4)	(7.8)%
Met coal revenues ($)	734,277	854,587	(120,310)	(14.1)%
Average realized Met price per Mt sold ($/Mt)	149.2	160.1	(10.9)	(6.8)%
Mining costs ($)	585,509	629,242	(43,733)	(7.0)%
Mining costs per Mt sold ($/Mt)	109.9	112.6	(2.7)	(2.3)%
Operating costs ($)	711,974	770,481	(58,507)	(7.6)%
Operating costs per Mt sold ($/Mt)	133.7	136.5	(2.8)	(2.1)%
Segment Adjusted EBITDA ($)	52,476	147,233	(94,757)	(64.4)%

Coal revenues for our U.S. Operations decreased by $120.9 million, or 13.7%, to $763.7 million for the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily driven by weaker metallurgical coal market conditions, resulting in a lower average realized metallurgical coal price of $149.2 per Mt sold in 2025 compared to $160.1 per Mt sold in 2024, together with lower fixed pricing achieved under annual domestic coal contracts in 2025. Revenues were further impacted by sales volumes that were 0.3 MMt lower year over year, largely attributable to rail constraints that delayed shipments and shifted certain sales into 2026, as well as the idling of Logan surface operations during the first half of 2025.

Operating costs were $58.5 million lower for the year ended December 31, 2025, compared to the same period in 2024, driven by lower mining costs, lower coal purchases and lower other royalties, a product of lower coal sales volumes and price realization. Mining costs decreased for the year ended December 31, 2025, and were $43.7 million lower compared to the year ended December 31, 2024, due to cost reduction associated with idling of Logan's surface mines and reduced well drilling activity.

Segment Adjusted EBITDA of $52.5 million for the year ended December 31, 2025, decreased by $94.8 million, or 64.4%, compared to $147.2 million for the year ended December 31, 2024. This decrease was primarily driven by lower coal revenues partially offset by lower operating costs.

Corporate and Other Adjusted EBITDA

The following table presents a summary of the components of corporate and other Adjusted EBITDA:

	For Year Ended December 31,			
	(US$ in thousands)			
	2025	2024	Change	%
Corporate and other expenses	39,250	36,944	2,306	6.2%
Other, net	7	(1,450)	1,457	(100.5)%
Total corporate and other Adjusted EBITDA	39,257	35,494	3,763	10.6%

Corporate and other Adjusted EBITDA loss increased $3.8 million to $39.3 million for the year ended December 31, 2025, compared to $35.5 million for the year ended December 31, 2024, due to costs incurred to pursue various initiatives to improve liquidity.

Mining and Operating Costs for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

A reconciliation of segment costs and expenses, segment operating costs, and segment mining costs is shown below:

	For Year Ended December 31, 2025			
(US$ in thousands)	Australia	United States	Other / Corporate	Total Consolidated
Total costs and expenses	1,428,839	811,294	41,340	2,281,473
Less: Selling, general and administrative expense	(19)	(13)	(39,218)	(39,250)
Less: Depreciation, depletion and amortization	(83,921)	(99,307)	(2,122)	(185,350)
Total operating costs	1,344,899	711,974	—	2,056,873
Less: Other royalties	(126,230)	(37,517)	—	(163,747)
Less: Stanwell rebate	(100,542)	—	—	(100,542)
Less: Freight expenses	(179,067)	(88,948)	—	(268,015)
Less: Other non-mining costs	(7,030)	—	—	(7,030)
Total mining costs	932,030	585,509	—	1,517,539
Sales volume excluding non-produced coal (MMt)	10.2	5.3	—	15.6
Mining cost per Mt sold ($/Mt)	91.0	109.9	—	97.5

	For Year Ended December 31, 2024			
(US$ in thousands)	Australia	United States	Other / Corporate	Total Consolidated
Total costs and expenses	1,680,817	867,830	38,609	2,587,256
Less: Selling, general and administrative expense	(57)	—	(36,887)	(36,944)
Less: Depreciation, depletion and amortization	(88,329)	(97,349)	(1,722)	(187,400)
Total operating costs	1,592,431	770,481	—	2,362,912
Less: Other royalties	(247,201)	(42,477)	—	(289,678)
Less: Stanwell rebate	(116,870)	—	—	(116,870)
Less: Freight expenses	(149,987)	(91,390)	—	(241,377)
Less: Other non-mining costs	(24,307)	(7,372)	—	(31,679)
Total mining costs	1,054,066	629,242	—	1,683,308
Sales volume excluding non-produced coal (MMt)	10.1	5.6	—	15.7
Mining cost per Mt sold ($/Mt)	104.6	112.6	—	107.4

Average Realized Met Price for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

A reconciliation of the Company's average realized Met coal revenue is shown below:

	For Year Ended December 31,			
	(US$ in thousands)			
	2025	2024	Change	%
Met sales volume (MMt)	11.8	12.6	(0.8)	(6.3)%
Met coal revenues ($)	1,759,105	2,327,064	(567,959)	(24.4)%
Average realized Met price per Mt sold ($/Mt)	149.3	185.3	(36.0)	(19.5)%

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA

	For year ended December 31,		
(US$ in thousands)	2025	2024	2023
Reconciliation to Adjusted EBITDA:			
Net (loss) income	(432,056)	(108,881)	156,065
Add: Depreciation, depletion and amortization	185,350	187,400	160,711
Add: Interest expense, net	99,291	58,856	56,751
Add: Loss on debt extinguishment	19,258	14,732	1,385
Add: Income tax benefit	(12,359)	(40,309)	(32,251)
Add: (Gain) losses on sale of assets	(8,817)	4,574	4,846
Add: Other foreign exchange gains	(585)	(12,339)	(2,899)
Add: Impairment of assets	—	10,585	—
Add: Uncertain stamp duty position	—	—	41,321
Add: Restructuring costs	—	729	—
Add: Increase (decrease) in provision for discounting and credit losses	4,758	(207)	(4,216)
Add: Other costs	993	—	—
Adjusted EBITDA	(144,167)	115,140	381,713

Liquidity and Capital Resources

Overview

Our objective is to maintain a prudent capital structure and to ensure that sufficient liquid assets and funding are available to meet both anticipated and unanticipated financial obligations, including unforeseen events that could have an adverse impact on revenues or costs. Our principal sources of funds are cash and cash equivalents, cash flow from operations, eligible advance payments under our coal supply agreements with Stanwell and our ABL Facility.

Our primary uses of cash historically have been, and are expected to continue to be, the funding of our operations, working capital, capital expenditures, debt service obligations and, if permitted and declared, payment of distributions to shareholders.

Our ability to generate sufficient cash depends on our future performance which may be subject to a number of factors beyond our control, including general economic and financial conditions, metallurgical coal pricing, competitive dynamics, weather-related impacts, and other risks described in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Sources of liquidity as of December 31, 2025 and December 31, 2024 were as follows:

	December 31,	
(US$ in thousands)	2025	2024
Cash and cash equivalents, excluding restricted cash	172,781	339,374
Undrawn capacity under the ABL Facility[1]	—	128,563
Total	172,781	467,937

[1] The available capacity under the ABL Facility was fully drawn as of December 31, 2025. Availability under the ABL Facility is limited to an eligible borrowing base, determined by applying customary advance rates to eligible accounts receivable and inventory.

Our total indebtedness as of December 31, 2025 and December 31, 2024 consisted of the following:

(US$ in thousands)	2025	2024
Current installments of interest bearing liabilities	1,794	1,477
Interest bearing liabilities, excluding current installments	695,069	422,995
Current installments of other financial liabilities	9,488	6,163
Other financial liabilities, excluding current installments	37,032	19,694
Total	743,383	450,329

Liquidity

During 2025, Coronado took decisive actions to enhance liquidity, including securing incremental funding and concurrently amending the terms of its financial covenants, materially reducing operating and capital costs, and completing other financial support arrangements with Stanwell.

On November 27, 2025, we refinanced our existing credit facility with Highland Park XII Pte. Ltd, an affiliate of Oaktree Capital Management L.P., through a new ABL Facility with Stanwell. The ABL Facility matures in five years, bears interest of 9%, which may increase to 12% per annum depending on the level of the Borrowing Base Ratio, and is subject to a minimum Borrowing Base Ratio and, from December 31, 2027, the maintenance of a gearing ratio and interest coverage ratio. Refer to Part II, Item 8, Note 15. "Interest Bearing Liabilities" for further information.

Concurrently with the entry into the ABL Facility, we also amended the terms of our existing ACSA and NCSA with Stanwell as part of a broader financing package, providing near-term liquidity support through prepayments and Stanwell rebate relief. These amendments are expected to have a positive incremental impact on operating cashflows through the waiver of rebate amounts otherwise payable under the ACSA, deferral of other obligations with Stanwell, and prepayments in relation to future annual nominated contract tonnage, and provide material downside protection during periods when the Company's cash balance is below $250.0 million. These arrangements are intended to provide critical cash flow support and financial stability for the Company. The Curragh mine's strategic importance, to both Stanwell's ability to economically generate electricity for Queensland and Queensland's overall energy security, was the primary motivating factor in Stanwell providing substantial financial assistance and concessions to the Company and supporting the ongoing viability of the Curragh mine and the security of coal supply to the Stanwell Power Station. Refer to Part II, Item 8, Note 14. "Contract Obligations" for further information.

On October 23, 2025, the Scheme Manager issued an indicative Annual Review Allocation of "High" for the Curragh mine complex EA number EPML00643713. As permitted under the Financial Provisioning Act, we made formal submissions to the Scheme Manager requesting a review of this indicative rating. Following consideration of the Company's formal submission, the Scheme Manager applied discretion as permitted under the Financial Provisioning Act to grant transitional relief allowing the application of the "Moderate-High" risk category. This risk category will apply until the next Annual Review Allocation for the Curragh mine complex, which is expected to occur in November 2026.

Under the transitional "Moderate–High" risk category, the Company is required to make an annual contribution to the Scheme equivalent to 6.5% of Curragh's ERC, rather than provide financial assurance in the form of bank guarantees, insurance bonds or cash collateral equal to 100% of Curragh's ERC.

Our earnings and cash flows from operating activities for the year ended December 31. 2025 were significantly impacted by the continued subdued performance of Met coal markets, which led to low realized prices for the coal we sell. For the year ended December 31, 2025, we incurred net losses of $432.1 million. Despite this, as of December 31, 2025, we were in a materially improved financial position. Since the previous interim period reporting, we have received significant liquidity support from Stanwell, entered into a new ABL Facility with an extended maturity and more flexible covenant terms (including reducing cross default risk with the Notes), benefited from improving metallurgical coal market conditions, demonstrated operational recovery, and obtained clarity regarding the outcome of the Scheme Manager's final Annual Review Allocation.

As of December 31, 2025, our available liquidity, consisting of cash and cash equivalents (excluding restricted cash), was $172.8 million.

After evaluating these factors, we have concluded that our current cash and cash equivalents and forecasted cashflows will be sufficient to fund our operations and satisfy our obligations for at least one year from the issuance date of our Consolidated Financial Statements.

Our forecasts are subject to the achievement of production targets, and other factors beyond our control, including general economic conditions, metallurgical coal pricing, competitive dynamics and weather-related impacts. Our working capital requirements in the short to medium term are also dependent on variations in these factors and the preparation of forecasts requires management judgement.

Cash and cash equivalents

Cash and cash equivalents are held in multicurrency interest-bearing bank accounts available to be used to service the working capital needs of the Company. Cash balances surplus to immediate working capital requirements are invested in short-term interest-bearing deposit accounts or used to repay interest bearing liabilities.

ABL Facility

As of December 31, 2025, the aggregate principal amount outstanding under the ABL Facility was $272.1 million (A$406.6 million), including $7.1 million of foreign currency translation.

The ABL Facility is a revolving credit facility that matures in five years. Availability under the ABL Facility is limited to an eligible borrowing base, determined by applying customary advance rates to eligible accounts receivable and inventory. Borrowings under the ABL Facility bear interest at a rate of 9% per annum, which may increase to 12% per annum depending on the level of the Borrowing Base Ratio.

Amounts outstanding under the ABL Facility are secured by (i) a first priority lien on the ABL Collateral, and (ii) a second-priority lien on substantially all of the Company's assets and the assets of the Guarantors, other than the ABL Collateral.

The ABL Facility contains customary representations and warranties and affirmative and negative covenants including, among others, a quarterly Borrowing Base Ratio test and, from December 31, 2027, the maintenance of a gearing ratio and interest coverage ratio.

The ABL Facility provides for customary events of default that may trigger certain repayment obligations and review events. A review event will occur under the ABL Facility if the Borrowing Base Ratio is below the specified minimum threshold of 80%. Following the occurrence of a review event, if Stanwell is not satisfied with the result of its discussions with the Borrowers, Stanwell may require the Borrowers to repay the outstanding borrowings in an aggregate amount sufficient to restore the Borrowing Base Ratio to the specified minimum threshold.

In the event of a default by the Company (beyond any applicable grace or cure period, if any), the Administrative Agent may and, at the direction of Stanwell, shall declare all amounts owing under the ABL Facility immediately due and payable, terminate Stanwell's commitment to make loans under the ABL Facility and/or exercise any and all remedies and other rights under the ABL Facility.

Refer to Part II, Item 8, Note 15. "Interest Bearing Liabilities" for further information.

9.250% Senior Secured Notes

As of December 31, 2025, the outstanding amount of our Notes was $400.0 million. The Notes were issued at par and bear interest at a rate of 9.250% per annum. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2025. The Notes mature on October 1, 2029 and are senior secured obligations of the Issuer.

The Indenture contains customary covenants for high yield bonds, including, but not limited to, limitations on investments, liens, indebtedness, asset sales, transactions with affiliates and restricted payments, including payment of dividends on capital stock.

The Indenture contains customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to pay or acceleration of certain other indebtedness, certain events of bankruptcy and insolvency, and failure to pay certain judgments. An event of default under the Indenture will allow either the trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding Notes to accelerate, or in certain cases, will automatically cause acceleration of, the amounts due under the Notes.

As of December 31, 2025, the Company was in compliance with all applicable covenants under the Indenture.

Refer to Part II, Item 8, Note 15. "Interest Bearing Liabilities" for further information.

Loan – Curragh Housing Transaction

In 2024, the Company completed the Curragh Housing Transaction, an agreement for accommodation services and the sale and leaseback of housing and accommodation assets with a regional infrastructure and accommodation service provider.

The Curragh Housing Transaction did not satisfy the sale criteria under ASC 606, Revenues from Contracts with Customers and was deemed a financing arrangement. As a result, the proceeds of $23.0 million (A$34.6 million) received for the sale and leaseback of property, plant and equipment owned by the Company in connection with the Curragh Housing Transaction were recognized as "Other Financial Liabilities" on the Company's Consolidated Balance Sheets. The term of the financing arrangement is ten years with an effective interest rate of 14.14%. This liability is settled through equal monthly payments as part of the accommodation service arrangement.

In connection with the Curragh Housing Transaction, the Company borrowed $26.9 million (A$40.4 million) from the same regional infrastructure and accommodation service provider. This amount was recorded as "Interest Bearing Liabilities" in the Consolidated Balance Sheets. The amount borrowed is payable in equal monthly installments over a period of ten years, with an effective interest rate of 14.14%.

Refer to Part II, Item 8, Note 15. "Interest Bearing Liabilities" and Note 16. "Other Financial Liabilities" for further information.

Finance leases

During the year ended December 31, 2025, we entered into various finance lease agreements. Our total finance lease commitments were $33.4 million as at December 31, 2025. The terms of the outstanding lease agreements mature through August 2029 and bear fixed interest rates ranging from 8.6% to 14.0%.

Surety bonds, letters of credit and bank guarantees

We are required to provide financial assurance and other security to satisfy contractual and other requirements arising in the normal course of business. Some of these assurances are provided to comply with state or other government agencies' statutes and regulations.

For the U.S. Operations, in order to provide the required financial assurance for post mining reclamation, we generally use surety bonds. We also use surety bonds and bank letters of credit to collateralize certain other obligations including contractual obligations under workers' compensation insurance. As of December 31, 2025, we had outstanding surety bonds of $20.0 million and bank guarantees outstanding of $10.0 million for our U.S. Operations.

For the Australian Operations, as at December 31, 2025, we had bank guarantees outstanding of $35.7 million, primarily in respect of certain rail and port take-or-pay arrangements of the Company.

As of December 31, 2025, the Company, in aggregate, had total outstanding bank guarantees provided of $45.7 million to secure its obligations and commitments.

Future regulatory changes relating to these obligations could result in increased obligations, additional costs or additional collateral requirements.

Restricted deposits – cash collateral

As required by certain agreements, we had total cash collateral in the form of deposits of $141.7 million as of December 31, 2025 to provide back-to-back support for bank guarantees, financial payments, other performance obligations, various other operating agreements and contractual obligations under workers compensation insurance. These deposits are restricted and classified as non-current assets in the Consolidated Balance Sheets.

Future regulatory changes in relation to these obligations or deterioration of the Company's credit rating could result in increased obligations, additional costs or additional collateral requirements.

Stanwell contingent liability

On November 27, 2025, we entered into the Second Amendment Deed with Stanwell that, among other things, waived the rebate amounts that would have otherwise been payable under the ACSA from January 1, 2026 until the final delivery date, which is expected to occur in the first half of 2027.

Pursuant to the terms of the Second Amendment, if a change of control occurs within two years of the amendment date, we must obtain Stanwell's prior consent and, prior to the change of control occurring, pay all rebates waived plus interest. Additionally, if our current controlling shareholder ceases to control us by disposing of 20% or more of its shares, we must immediately pay all rebates waived by Stanwell plus interest.

The amount of this potential obligation, which depends on future events beyond our control, is subject to significant uncertainty due to its dependence on prevailing coal market prices during the waiver period and future coal export volumes. Both variables are inherently volatile and influenced by external factors beyond our control, including commodity price fluctuations, geopolitical developments, and market demand shifts. As a result, the Company does not believe it can reasonably estimate the amount of the potential obligation. Refer to Part I, Item 1, "Information Regarding Major Customers—Stanwell" for further information.

Dividends

During the year ended December 31, 2025, we paid $8.3 million in dividends to stockholders or CDI holders on the ASX, net of $0.1 million of foreign exchange gain on payment of dividends to certain CDI holders that elected to be paid in Australian dollars.

Our dividend policy and the payment of future cash dividends are subject to the discretion of our Board of Directors. The decision as to whether or not a dividend will be paid is subject to a number of considerations including the general business environment, operating results, cash flows, future capital requirements, regulatory and contractual restrictions, as well as applicable covenants under the debt and other agreements and any other factors the Board of Directors may consider relevant.

The Second Amendment entered with Stanwell includes restrictions on our ability to pay distributions to shareholders (e.g., a dividend), such that we are required to maintain a minimum cash liquidity of $300.0 million following payment of such distribution, the repurchase of the Notes in connection with the distribution and the payment of an equal or greater amount (up to a maximum of 3 times) than the distribution being used to reduce the Prepayment and Deferred Payment Balance owed to Stanwell.

Capital Requirements

Our main uses of cash have historically been the funding of our operations, working capital, capital expenditures, and the payment of interest and dividends. We intend to use cash to fund debt service payments on our Notes, the ABL Facility and our other indebtedness, to fund operating activities, working capital, capital expenditures and, if permitted and declared, payment of dividends.

Historical Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023 as reported in the accompanying Consolidated Financial Statements:

Cash Flow

(US$ in thousands)	For Year Ended December 31,		
	2025	2024	2023
Net cash (used in) provided by operating activities	(79,997)	74,039	268,282
Net cash used in investing activities	(298,737)	(226,336)	(238,168)
Net cash provided by (used in) financing activities	207,980	162,765	(24,679)
Net change in cash and cash equivalents	(170,754)	10,468	5,435
Effect of exchange rate changes on cash and cash equivalents	4,161	(10,138)	(769)
Cash and cash equivalents at beginning of period	339,625	339,295	334,629
Cash and cash equivalents at end of period	173,032	339,625	339,295

Operating activities

Net cash used in operating activities was $80.0 million for the year ended December 31, 2025, compared to net cash provided by operating activities of $74.0 million for the year ended December 31, 2024. The decrease in cash from operating activities was primarily driven by lower coal revenues, higher interest paid, and income tax payments in 2025 compared to tax refunds in 2024. This decrease was partially offset by lower operating costs, a prepayment from Stanwell of $75.0 million and a $67.2 million waiver and deferral of the Stanwell rebate, both of which are to be settled via future coal deliveries. The Stanwell prepayment and rebate deferral primarily reflect timing-related working capital benefits and do not represent permanent reductions in cash outflows.

Net cash provided by operating activities was $74.0 million for the year ended December 31, 2024, compared to $268.3 million for the year ended December 31, 2023. The decrease in cash from operating activities was primarily driven by lower coal revenues, higher operating costs and the additional payment of $51.5 million in relation to the stamp duty on Curragh's acquisition, including tax interest, partially offset by income tax refunds compared to income tax payments in 2023.

Investing activities

Net cash used in investing activities was $298.7 million for the year ended December 31, 2025, compared to $226.3 million for the year ended December 31, 2024. Cash spent on capital expenditures for the year ended December 31, 2025, was $244.8 million, of which $130.6 million related to the Australian Operations and $114.2 million was related to the U.S. Operations, and cash collateral of $72.8 million was posted as a security to satisfy certain contractual obligations. This was partially offset by proceeds from sale of idle assets and development properties within our U.S. Operations of $16.5 million and proceeds from sale of property, plant and equipment of $2.5 million.

Net cash used in investing activities was $226.3 million for the year ended December 31, 2024, compared to $238.2 million for the year ended December 31, 2023. Cash spent on capital expenditures for the year ended December 31, 2024, was $248.2 million, of which $83.6 million related to the Australian Operations and $164.6 million related to the U.S. Operations, and $24.3 million of restricted and other deposits was redeemed during the year. The increase in capital expenditures was largely due to the investment in organic growth projects at both of our U.S. Operations and Australian Operations.

Financing activities

Net cash provided by financing activities was $208.0 million for the year ended December 31, 2025. Included in net cash provided by financing activities were proceeds of $340.0 million in relation to the ABL Facility and the predecessor credit facility, partially offset by repayment of principal and a make-whole premium of $75.0 million and $12.5 million, respectively, in relation to the predecessor credit facility, payment for debt issuance and other financing costs of $8.2 million, $16.5 million in relation repayment of insurance premiums financed during the year, and dividend payments of $8.3 million (net of $0.1 million foreign exchange gain on payment of dividends to certain CDI holders that elected to be paid in Australian dollars), with the remaining balance consisting of finance lease and other financial liabilities.

Net cash provided by financing activities was $162.8 million for the year ended December 31, 2024 compared to net cash used in financing activities of $24.7 million for the year ended December 31, 2023. The net cash provided by financing activities for the year ended December 31, 2024, largely related to the proceeds from interest bearing-liabilities and other financial liabilities of $449.9 million, partially offset by the repayment of interest bearing and other financial liabilities of $246.7 million, a call premium paid on the early redemption of debt of $9.8 million, payment of debt issuance and other financing costs of $13.9 million and dividend payments of $16.7 million.

Contractual Obligations

The following is a summary of our contractual obligations at December 31, 2025:

		Payments Due By Year			
(US$ in thousands)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term financial liability obligations[1]	33,751	4,010	8,020	8,020	13,701
Interest-bearing liabilities[2]	711,523	4,682	9,364	681,479	15,998
Mineral lease commitments[3]	39,109	3,992	7,147	9,751	18,219
Operating and finance lease commitments	138,696	43,893	78,242	16,561	—
Unconditional purchase obligations[4]	7,800	7,800	—	—	—
Take-or-pay contracts[5]	618,254	98,785	201,451	209,967	108,051
Total contractual cash obligations	1,549,133	163,162	304,224	925,778	155,969

(1)   Represents financial obligations relating to amounts outstanding from financial liabilities for a sale and lease back type arrangement.

(2)   Represents financial obligations outstanding under the Notes, ABL Facility and Curragh Housing transaction. Refer to Note 15. "Interest Bearing Liabilities" in the accompanying audited Consolidated Financial Statements for additional discussion.

(3)   Represents future minimum royalties and payments under mineral leases. Refer to Note 23. "Commitments" in the accompanying audited Consolidated Financial Statements for additional discussion.

(4)   Represents firm purchase commitments for capital expenditures (based on orders to suppliers for capital purchases) for 2025.

(5)   Represents various short- and long-term take-or-pay arrangements in Australia associated with rail and port commitments for the delivery of coal.

This table does not include our estimated Asset Retirement Obligations, or ARO. As discussed in "—Critical Accounting Policies and Estimates—Carrying Value of Asset Retirement Obligations" below, the current and non-current carrying amount of our ARO involves several estimates, including the amount and timing of the payments required to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closure dates. Based on our assumptions, the carrying amount of our ARO as determined in accordance with U.S. GAAP was $154.3 million as of December 31, 2025.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our Consolidated Financial Statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our Consolidated Financial Statements, have been discussed with the Audit, Governance and Risk Committee of our Board of Directors.

See Note 2. "Summary of Significant Accounting Policies" to the accompanying audited Consolidated Financial Statements for a summary of our significant accounting policies.

Fair Value of Non-Financial Assets

Long-Lived Assets

We review the carrying value of long-lived assets to be used in operations annually or whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable.

Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group or a significant decline in the observable market value of an asset group, among others. If such factors indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the projected undiscounted cash flows are less than the carrying amount, an impairment is recorded for the excess of the carrying amount over the estimated fair value, which is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any such write down is included in impairment expense in our consolidated statement of operations.

A high degree of judgment is required to estimate the fair value of our intangible and long-lived assets, and the conclusions that we reach could vary significantly based on these judgments. We make various assumptions, including assumptions regarding future cash flows, in our assessments of fair value. The assumptions about future cash flows are based on the current and long-term business plans related to the long-lived assets and may include sales volumes and prices, cost to produce, transportation costs and capital spending. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the long-lived assets.

The Company recognized impairment charges of $10.6 million for the year ended December 31, 2024, against property, plant and equipment relating to a long-standing non-core idled asset within its U.S. Operations which was sold on January 14, 2025. The Company concluded that no impairment charges were required at any of the Company's mining assets for the years ended December 31, 2025 and 2023.

Goodwill Impairment

We had a balance of goodwill of $28.0 million recorded at December 31, 2025, which was generated upon the acquisition of Buchanan in 2016. We perform our annual assessment of the recoverability of our goodwill in the fourth quarter of each year. We utilize a qualitative assessment for determining whether the quantitative goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. In evaluating goodwill on a qualitative basis, we review the business performance of the Buchanan mine complex (the only reporting unit with a goodwill balance) and evaluate other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicator of impairment exists at Buchanan. We consider whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, or legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, we also consider fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes to ensure there is no contrary evidence to our analysis. At December 31, 2025, we did not perform a quantitative impairment assessment as we determined, based on our qualitative assessment, that no impairment indicators existed.

Carrying Value of Asset Retirement Obligations

The Company is required to maintain a liability (and associated asset) for the expected value of future retirement obligations on their mines, in line with ASC 410, Asset Retirement and Environmental Obligations.

Reclamation of areas disturbed by mining operations must be performed by us in accordance with approved reclamation plans and in compliance with state and federal laws in the states of West Virginia and Virginia in the U.S., and Queensland in Australia. For areas disturbed, a significant amount of the reclamation will take place in the future, when operations cease. There were no assets that were legally restricted for purposes of settling asset retirement obligations as of December 31, 2025. In addition, state agencies monitor compliance with the mine plans, including reclamation.

Asset retirement obligations are determined for each mine using various estimates and assumptions, including estimates of disturbed area as determined from engineering data, estimates of future costs to reclaim the disturbed area and the timing of the related cash flows, escalated for inflation and discounted using a credit-adjusted risk-free rate, with an equivalent amount recorded as a long-lived asset. If the Company's assumptions do not materialize as expected, the actual cash and costs it incurs could be materially different than currently estimated.

An accretion cost is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

A review of restoration and decommissioning provisions is carried out annually on a mine-by-mine basis, and adjustments are made to reflect any changes in estimates, if necessary. On an interim basis, we may update the liability based on significant changes to the life of mine or significant increases in disturbances during the period.

Recoverable Coal Reserves

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff and third-party qualified persons. Our reserves are periodically reviewed by an independent third party consultant. Some of the factors and assumptions which impact economically recoverable reserve estimates include:

- geological characteristics;

- historical production from the area compared with production from other producing areas;

- the assumed effects of regulations and taxes by governmental agencies*;*

- assumptions governing future prices; and

- future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on the risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. See Item 1A. "Risk Factors—We rely on estimates of our recoverable reserves, which is complex due to geological characteristics of the properties and the number of assumptions made" and Item 2. "Properties" for discussions of the uncertainties in estimating our proven and probable coal reserves.

Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our Consolidated Financial Statements or tax returns for each taxing jurisdiction in which we operate. This process requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax asset will not be realized. In our evaluation, we take into account various factors, including the impact of various agreements and transactions that we enter into, taxable income in carryback years, reversals of existing taxable temporary differences and the expected amount of future taxable income. These assumptions require significant judgement about forecasts of future taxable income and are consistent with the plans and estimates we use to manage our underlying business. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

See Note 2. "Summary of Significant Accounting Policies" to the accompanying audited Consolidated Financial Statements for a discussion of newly adopted accounting standards and accounting standards not yet implemented.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks, such as commodity price risk, interest rate risk, foreign currency risk, liquidity risk and credit risk. The overall risk management objective is to minimize potential adverse effects on our financial performance from those risks which are not coal price related.

We manage financial risk through policies and procedures approved by our Board of Directors. These specify the responsibility of the Board of Directors and management with regard to the management of financial risk. Financial risks are managed centrally by our finance team under the direction of the Group Chief Financial Officer. The finance team manages risk exposures primarily through delegated authority limits approved by the Board of Directors. The finance team regularly monitors our exposure to these financial risks and reports to management and the Board of Directors on a regular basis. Policies are reviewed at least annually and amended where appropriate.

We may use derivative financial instruments such as forward fixed price commodity contracts, interest rate swaps and foreign exchange rate contracts to hedge certain risk exposures. Entering into derivative transactions for speculative purposes is strictly prohibited by the Treasury Risk Management Policy approved by our Board of Directors. We use different methods to measure the extent to which we are exposed to various financial risks. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

Commodity Price Risk

Coal Price Risk

We are exposed to domestic and global coal prices. Our principal philosophy is that our investors would not consider hedging of coal prices to be in their long-term interest. Therefore, any potential hedging of coal prices through long-term fixed price contracts is subject to the approval of our Board of Directors and would only be adopted in exceptional circumstances.

Expectations regarding future prices for coal depend upon many factors beyond our control. Met coal has been volatile commodity over the years. The demand and supply in the Met coal industry changes from time to time. There are no assurances that oversupply will not occur, that demand will not decrease or that overcapacity will not occur, which could cause declines in the prices of coal, which could have a material adverse effect on our financial condition and results of operations.

Our access to international markets may be subject to ongoing interruptions and trade barriers due to policies of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. We may or may not be able to access alternate markets for our coal should interruptions and trade barriers occur in the future, and we may be unable to pass the costs of tariffs on to our customers. An inability of Met coal suppliers to access international markets could result in an oversupply of Met coal in certain regions of the globe and may result in a decrease in prices and/or the curtailment of production.

We manage our commodity price risk for our non-trading, thermal coal sales through the use of long-term coal supply agreements in our U.S. Operations. In Australia, thermal coal is sold to Stanwell on a long-term supply contract. See Part I, Item 1A. "Risk Factors—Restrictions and limitations related to the coal supply agreements with Stanwell may adversely impact our strategy, financial condition, results of operations and business."

Sales commitments in the Met coal market are typically not long-term in nature, and we are therefore subject to fluctuations in market pricing. Certain coal sales are provisionally priced initially. Provisionally priced sales are those for which price finalization, referenced to the relevant index, is outstanding at the reporting date. The final sales price is determined within 7 to 90 days after delivery to the customer. As of December 31, 2025, we had $84.9 million of outstanding provisionally priced receivables subject to changes in the relevant price index. If prices decreased 10%, these provisionally priced receivables would decrease by $8.5 million. See Part I, Item 1A. "Risk Factors—Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control."

Diesel Fuel

We may be exposed to price risk in relation to other commodities or raw materials used in our operations (such as gas or diesel). Expectations regarding future prices for diesel depend upon many factors beyond our control. These commodities may be hedged through financial instruments if the exposure is considered material and where the exposure cannot be mitigated through fixed price supply agreements.

The fuel required for our operations in 2026 will be purchased under fixed-price contracts or on a spot basis.

Interest Rate Risk

Interest rate risk is the risk that a change in interest rates on our borrowing facilities will have an adverse impact on our financial performance, investment decisions and stockholder return. Our objectives in managing our exposure to interest rates include minimizing interest costs in the long term, providing a reliable estimate of interest costs for the annual work program and budget and ensuring that changes in interest rates will not have a material impact on our financial performance.

As of December 31, 2025, we had $743.4 million of fixed-rate borrowings, Notes and finance leases, and no variable-rate borrowings outstanding.

Foreign Exchange Risk

A significant portion of our sales are denominated in US$. Foreign exchange risk is the risk that our earnings or cash flows are adversely impacted by movements in exchange rates of currencies that are not US$.

Our main exposure is to the A$-US$ exchange rate through our Australian Operations, which have predominantly A$ denominated costs. Greater than 70% of the expenses incurred at our Australian Operations are denominated in A$. Approximately 30% of our Australian Operations' purchases are made with reference to US$, which provides a natural hedge against foreign exchange movements on these purchases (including fuel, several port handling charges, demurrage, purchased coal and some insurance premiums). Appreciation of the A$ against the US$ will increase our Australian Operations' US$ reported cost base and reduce US$ reported net income.

We entered into forward exchange contracts to manage the foreign currency exposure of our Australian Operations by selling US$ generated from export coal sales revenue at Curragh and purchasing A$ required to settle Curragh's A$ operating costs. The fair value of the forward foreign currency derivative contracts as of December 31, 2025 was an asset of $2.5 million.

For our Australian Operations, we translate all monetary assets and liabilities at the period-end exchange rate, all non-monetary assets and liabilities at historical rates and revenue and expenses at the average exchange rates in effect during the periods. The net effect of these translation adjustments is shown in the accompanying Consolidated Financial Statements within components of net income.

For the unhedged portion of US$ required to purchase A$ to settle our Australian Operations' operating costs, we estimate that a 10% increase in the A$ to US$ exchange rate, which averaged A$/US$ 0.64 in 2025, would increase reported total costs and expenses by approximately $107.5 million for the year ended December 31, 2025.

Credit Risk

Credit risk is the risk of sustaining a financial loss as a result of a counterparty not meeting its obligations under a financial instrument or customer contract.

We are exposed to credit risk when we have financial derivatives, cash deposits, lines of credit, letters of credit or bank guarantees in place with financial institutions. To mitigate against credit risk from financial counterparties, we have minimum credit rating requirements for financial institutions with whom we transact.

We are also exposed to counterparty credit risk arising from our operating activities, primarily from trade receivables. Customers who wish to trade on credit terms are subject to credit verification procedures, including an assessment of their independent credit rating, financial position, past experience and industry reputation. We monitor the financial performance of counterparties on a routine basis to ensure credit thresholds are achieved. Where required, we will request additional credit support, such as letters of credit, to mitigate against credit risk. Credit risk is monitored regularly, and performance reports are provided to our management and Board of Directors.

As of December 31, 2025, we had financial assets of $580.3 million, including cash and cash equivalents, trade receivables and restricted deposits, which are exposed to counterparty credit risk. These financial assets have been assessed under ASC 326, Financial Instruments – Credit Losses, and a provision for discounting and credit losses of $5.4 million was recorded as of December 31, 2025. See Item 8. "Financial Statements and Supplementary Data—Note 7. Provision for Discounting and Credit Losses."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

Consolidated Balance Sheets
(In US$ thousands, except share data)

Assets	Note	December 31, 2025	December 31, 2024
Current assets:			
Cash and cash equivalents		$ 173,032	$ 339,625
Trade receivables, net	6	250,921	209,110
Inventories	8	195,165	155,743
Other current assets	9	87,678	110,275
Total current assets		706,796	814,753
Non-current assets:			
Property, plant and equipment, net	10	1,654,455	1,507,130
Right of use asset – operating leases, net	12	86,481	90,143
Goodwill	2(i)	28,008	28,008
Intangible assets, net		2,708	2,905
Restricted deposits	24	141,696	68,471
Deferred income tax assets	20	—	—
Other non-current assets	9	5,411	6,342
Total assets		$ 2,625,555	$ 2,517,752
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable		$ 89,178	$ 101,743
Accrued expenses and other current liabilities	11	276,032	206,798
Asset retirement obligations	13	10,978	15,523
Contract obligations	14	22,445	37,090
Lease liabilities	12	34,300	19,502
Interest bearing liabilities	15	1,671	1,363
Income tax payable	20	21,024	17,568
Other current financial liabilities	16	1,424	5,988
Total current liabilities		457,052	405,575
Non-current liabilities:			
Asset retirement obligations	13	143,388	149,275
Contract obligations	14	522,968	312,822
Interest bearing liabilities	15	684,989	410,944
Other financial liabilities	16	18,888	18,881
Lease liabilities	12	83,866	74,241
Deferred income tax liabilities	20	23,249	36,737
Other non-current liabilities		41,409	36,392
Total liabilities		$ 1,975,809	$ 1,444,867
Common stock $0.01 par value; 1,000,000,000 shares authorized, 167,645,373 shares issued and outstanding as of December 31, 2025 and December 31, 2024		1,677	1,677
Series A Preferred stock $0.01 par value; 100,000,000 shares authorized, 1 Share issued and outstanding as of December 31, 2025 and December 31, 2024		—	—
Additional paid-in capital		1,094,743	1,094,560
Accumulated other comprehensive losses	22	(120,444)	(137,560)
(Accumulated losses) retained earnings		(326,230)	114,208
Total stockholders' equity		649,746	1,072,885
Total liabilities and stockholders' equity		$ 2,625,555	$ 2,517,752

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income
(In US$ thousands, except share data)

	Note	Year Ended December 31,		
		2025	2024	2023
Revenues:				
Coal revenues		$ 1,920,416	$ 2,444,862	$ 2,830,689
Other revenues		29,371	62,851	59,914
Total revenues	3	1,949,787	2,507,713	2,890,603
Costs and expenses:				
Cost of coal revenues (exclusive of items shown separately below)		1,524,569	1,714,987	1,731,630
Depreciation, depletion and amortization		185,350	187,400	160,711
Freight expenses		268,015	241,377	259,710
Stanwell rebate		100,542	116,870	136,523
Other royalties		163,747	289,678	345,882
Selling, general, and administrative expenses		39,250	36,944	84,177
Total costs and expenses		2,281,473	2,587,256	2,718,633
Other income (expenses):				
Interest expense, net		(99,291)	(58,856)	(56,751)
Loss on debt extinguishment		(19,258)	(14,732)	(1,385)
(Increase) decrease in provision for discounting and credit losses		(4,758)	207	4,216
Other, net	4	10,578	3,734	5,764
Total other expense, net		(112,729)	(69,647)	(48,156)
(Loss) income before tax		(444,415)	(149,190)	123,814
Income tax benefit	20	12,359	40,309	32,251
Net (loss) income attributable to Coronado Global Resources Inc.		$ (432,056)	$ (108,881)	$ 156,065
Other comprehensive (loss) income, net of income taxes:				
Foreign currency translation adjustment	22	14,637	(47,633)	1,496
Net gain on cash flow hedges, net of tax	22	2,479	—	—
Total other comprehensive income (loss)		17,116	(47,633)	1,496
Total comprehensive (loss) income attributable to Coronado Global Resources Inc.		$ (414,940)	$ (156,514)	$ 157,561
(Loss) earnings per share of common stock				
Basic	5 (c)	(2.58)	(0.65)	0.93
Diluted	5 (c)	(2.58)	(0.65)	0.93

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In US$ thousands, except share data)

	Common stock		Preferred stock		Additional paid in capital	Accumulated other comprehensive losses	(Accumulated losses) Retained earnings	Total stockholders' equity
	Shares	Amount	Series A	Amount				
Balance December 31, 2022	167,645,373	$ 1,677	1	$ —	$ 1,092,282	$ (91,423)	$ 100,554	$ 1,103,090
Net income	—	—	—	—	—	—	156,065	156,065
Other comprehensive income	—	—	—	—	—	1,496	—	1,496
Total comprehensive income	—	—	—	—	—	1,496	156,065	157,561
Stock-based compensation for equity classified awards	—	—	—	—	2,149	—	—	2,149
Dividends	—	—	—	—	—	—	(16,765)	(16,765)
Balance December 31, 2023	167,645,373	$ 1,677	1	$ —	$ 1,094,431	$ (89,927)	$ 239,854	$ 1,246,035
Net loss	—	—	—	—	—	—	(108,881)	(108,881)
Other comprehensive loss	—	—	—	—	—	(47,633)	—	(47,633)
Total comprehensive loss	—	—	—	—	—	(47,633)	(108,881)	(156,514)
Stock-based compensation for equity classified awards	—	—	—	—	129	—	—	129
Dividends	—	—	—	—	—	—	(16,765)	(16,765)
Balance December 31, 2024	167,645,373	$ 1,677	1	$ —	$ 1,094,560	$ (137,560)	$ 114,208	$ 1,072,885
Net loss	—	—	—	—	—	—	(432,056)	(432,056)
Other comprehensive income	—	—	—	—	—	17,116	—	17,116
Total comprehensive income (loss)	—	—	—	—	—	17,116	(432,056)	(414,940)
Stock-based compensation for equity classified awards	—	—	—	—	183	—	—	183
Dividends	—	—	—	—	—	—	(8,382)	(8,382)
Balance December 31, 2025	167,645,373	$ 1,677	1	$ —	$ 1,094,743	$ (120,444)	$ (326,230)	$ 649,746

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(In US$ thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net (loss) income	$ (432,056)	$ (108,881)	$ 156,065
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:			
Depreciation, depletion and amortization	187,359	190,923	163,862
Change in estimate of asset retirement obligation	(2,009)	(3,523)	(3,151)
Impairment of non-core assets	—	10,585	—
Amortization of right of use asset - operating leases	25,990	22,091	12,415
Amortization of deferred financing costs	3,679	3,989	4,300
Non-cash interest expense	46,568	34,912	30,997
Amortization of contract obligations	(23,739)	(31,443)	(33,026)
Gain on disposal of assets	(8,817)	—	—
Equity-based compensation expense	183	129	2,149
Loss on debt extinguishment	19,258	14,732	1,385
Deferred income taxes	(14,276)	(39,526)	(21,338)
Reclamation of asset retirement obligations	(5,106)	(9,724)	(5,334)
(Decrease) increase in provision for discounting and credit losses	4,758	(207)	(4,216)
Loss (gain) on translation of short-term inter-entity balances	4,490	(10,028)	—
Other	(181)	(694)	516
Changes in operating assets and liabilities:			
Accounts receivable - including related party receivables, net	(35,340)	35,451	155,056
Inventories	(32,704)	27,644	(32,774)
Other current assets	10,672	(2,778)	(477)
Contract obligations	142,771	—	—
Accounts payable	(13,795)	(9,366)	40,159
Accrued expenses and other current liabilities	63,399	(97,895)	(25,435)
Operating lease liabilities	(24,761)	(21,050)	(14,597)
Income tax payable	(351)	66,665	(164,834)
Change in other liabilities	4,011	2,033	6,560
Net cash (used in) provided by operating activities	(79,997)	74,039	268,282
Cash flows from investing activities:			
Capital expenditures	(244,784)	(248,142)	(237,205)
Proceeds from disposal of assets	18,837	—	—
Purchase of restricted and other deposits	(111,723)	(2,462)	(27,213)
Redemption of restricted and other deposits	38,933	24,268	26,250
Net cash used in investing activities	(298,737)	(226,336)	(238,168)
Cash flows from financing activities:			
Proceeds from interest bearing liabilities and other financial liabilities	340,000	449,860	—
Debt issuance costs and other financing costs	(8,116)	(13,912)	(3,436)
Principal payments on interest bearing liabilities and other financial liabilities	(99,574)	(246,668)	(4,361)
Call premiums paid on early redemption of debt	(12,250)	(9,768)	—
Principal payments on finance lease obligations	(3,747)	(68)	(127)
Dividends paid	(8,333)	(16,679)	(16,755)
Net cash provided by (used in) financing activities	207,980	162,765	(24,679)
Net (decrease) increase in cash and cash equivalents	(170,754)	10,468	5,435
Effect of exchange rate changes on cash and cash equivalents	4,161	(10,138)	(769)
Cash and cash equivalents at beginning of period	339,625	339,295	334,629
Cash and cash equivalents at end of period	$ 173,032	$ 339,625	$ 339,295
Supplemental disclosure of cash flow information:			
Cash payments for interest	$ 58,815	$ 29,727	$ 28,632
Cash (refund) paid for taxes	$ (1,695)	$ (67,842)	$ 147,106
Restricted cash	$ 251	$ 251	$ 251

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business, Basis of Presentation

(a) Nature of operations

Coronado Global Resources Inc. (together with its subsidiaries, the "Company" or "Coronado") is a global producer, marketer, and exporter of a full range of metallurgical coals, an essential element in the production of steel. The Company has a portfolio of operating mines and development projects in Queensland, Australia and in the states of Pennsylvania, Virginia and West Virginia in the United States, or U.S. For details of the Company's capital structure, refer to Note 5 "Capital Structure" for further information.

(b) Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with requirements of the U.S. Generally Accepted Accounting Principles, or U.S. GAAP, and are presented in U.S. dollars, unless otherwise stated.

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. The Company, or Coronado, are used interchangeably to refer to Coronado Global Resources Inc. or Coronado Global Resources Inc. and its subsidiaries, as appropriate to the context. All intercompany balances and transactions have been eliminated on consolidation.

(c) Certain Significant Risks and Uncertainties

External factors, including general economic conditions, international events and circumstances, competitor actions, governmental actions and regulations are beyond the Company's control and can cause fluctuations in demand for coal and volatility in the price of commodities. This in turn may adversely impact the Company's future operating results and purchase or investment opportunities in the coal mining industry.

Concentration of customers

The Company has a credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is extended based on an evaluation of the customer's financial condition. Collateral is not generally required, unless credit cannot be established.

Payments from customers are generally due between 21 to 90 days after invoicing. Invoicing usually occurs after shipment or delivery of goods.

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, or whose revenue individually represented 10% or more of the Company's total revenue.

The following table summarizes any customer whose revenue individually represented 10% or more of the Company's total coal revenues in the year ended December 31, 2025.

| | Year Ended December 31, | | |
	2025	2024	2023
Tata Steel	18%	20%	21%
ArcelorMittal	12%	9%	10%

For the year ended December 31, 2025, $985.0 million, or 51.1%, of total coal revenues were attributable to five customers. In comparison, for the year ended December 31, 2024, $1,330.4 million, or 54.6%, of total coal revenues were attributable to five customers, and for the year ended December 31, 2023, $1,509.1 million, or 53.3%, of total coal revenues were attributable to five customers. As of December 31, 2025, the Company had four customers that accounted for $130.7 million, or 51.3%, of accounts receivable. As of December 31, 2024, the Company had four customers that accounted for $119.2 million, or 56.9%, of accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents revenues as a percent of total revenue from external customers by geographic region:

	Year Ended December 31,		
	2025	2024	2023
Asia	50%	59%	50%
North America	16%	14%	11%
South America	10%	8%	8%
Europe	9%	7%	6%
Australia	6%	3%	4%
Brokered sales	9%	9%	21%
Total	100%	100%	100%

The Company uses shipping destination as the basis for attributing revenue to individual countries. The transfer of title on brokered transactions may occur at a point that does not reflect the end usage point, therefore these sales are reflected as exports and classified as brokerage sales.

Concentration of labor

As of December 31, 2025, 10.7% of the Company's total employees are subject to the Curragh Mine Enterprise Agreement 2023. This agreement covers work carried out by permanent, full-time, temporary, and casual coal mining employees engaged by Curragh to fulfill production, maintenance and processing activities. Other than the Curragh Mine Enterprise Agreement 2023, there are no other collective bargaining agreements or union contracts covering employees of the Company.

Transportation

The Company depends upon port and rail transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company's ability to supply coal to its customers. In the past, disruptions in these services have resulted in delayed shipments and production interruptions.

(d) Going concern

During the year ended December 31, 2025, the Company took decisive actions to enhance liquidity, including securing incremental funding and concurrently amending the terms of its financial covenants, materially reducing operating and capital costs, and completing other financial support arrangements with Stanwell.

On November 27, 2025, the Company completed refinancing of its existing credit facility with Highland Park XII Pte. Ltd, an affiliate of Oaktree Capital Management L.P., through a new senior secured asset-based revolving credit agreement with Stanwell Corporation Limited, or Stanwell, for an aggregate principal amount up to $265.0 million, or the ABL Facility. The ABL Facility matures in five years, bears interest at 9%, which may increase to 12% per annum depending on the level of the Borrowing Base Ratio and is subject to a minimum Borrowing Base Ratio and, from December 31, 2027, the maintenance of gearing ratio and interest coverage ratio. Refer to Note 15 "Interest Bearing Liabilities" for further information.

Concurrently with the entry into the ABL Facility, the Company entered into a Second Amendment Deed that, among other matters, amends the terms of its existing Amended Coal Supply Agreement, dated as of November 6, 2009, or the ACSA, and the New Coal Supply Agreement, dated as of July 12, 2019, or the NCSA, with Stanwell. These amendments are expected to have a positive incremental impact on operating cashflows through the waiver of rebate amounts otherwise payable under the ACSA, deferral of other obligations with Stanwell, and prepayments in relation to future annual nominated contract tonnage, and provide material downside protection during periods when the Company's cash balance is below $250.0 million. These arrangements are intended to provide critical cash flow support and financial stability for the Company. The Curragh mine's strategic importance, to both Stanwell's ability to economically generate electricity for Queensland and Queensland's overall energy security, was the primary motivating factor in Stanwell providing substantial financial assistance and concessions to the Company and supporting the ongoing viability of the Curragh mine and the security of coal supply to the Stanwell Power Station. Refer to Note 14 "Contract Obligations" for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On October 23, 2025, the manager of the Financial Provisioning Act, or the Scheme Manager, issued an indicative Annual Review Allocation of "High" for the Curragh mine complex's Environmental Authority, or EA, number EPML00643713. As permitted under the Financial Provisioning Act, the Company made formal submissions to the Scheme manager requesting a review of this indicative rating. Following consideration of the Company's formal submission, the Scheme Manager applied discretion as permitted under the Financial Provisioning Act to grant transitional relief allowing the application of the "Moderate-High" risk category. This risk category will apply until the next Annual Review Allocation for the Curragh mine complex, which is expected to occur in November 2026.

Under the transitional "Moderate–High" risk category, the Company is required to make an annual contribution to the Scheme equivalent to 6.5% of Curragh's Estimated Rehabilitation Cost, or the ERC, rather than provide financial assurance in the form of bank guarantees, insurance bonds or cash collateral equal to 100% of Curragh's ERC.

The Company's earnings and cash flows from operating activities for the year ended December 31, 2025 were significantly impacted by the continued subdued performance of Met coal markets, which led to low realized prices for the coal the Company sells. For the year ended December 31, 2025, the Company incurred net losses of $432.1 million. Despite this, the Company was in a materially improved financial position as of December 31, 2025. Since the previous interim period reporting assessment, the Company executed and received significant liquidity support from Stanwell, entered into a new ABL Facility with an extended maturity and more flexible covenant terms (including reducing cross default risk with the Notes), benefited from improving metallurgical coal market conditions, demonstrated operational recovery, and obtained clarity regarding the outcome of the Scheme Manager's final Annual Review Allocation.

As of December 31, 2025, the Company's available liquidity, consisting of cash and cash equivalents (excluding restricted cash), was $172.8 million.

After evaluating these factors, the Company has concluded that its current cash and cash equivalents and forecasted cashflows will be sufficient to fund its operations and satisfy its obligations for at least one year from the issuance date of these financial statements.

In prior interim reporting periods, the Company concluded that conditions and events existed that caused substantial doubt about its ability to continue as a going concern, primarily due to uncertainty regarding near-term liquidity, refinancing of its asset-based revolving credit facility (which included financial covenants that had the potential to result in a cross default with the Company's Senior Secured Notes) and the potential requirement to provide financial assurance under the Mineral and Energy Resources (Financial Provisioning) Act 2018 (Qld), or the Financial Provisioning Act. This has now been alleviated as is described above and as such the substantial doubt identified in prior interim reporting periods no longer exist at December 31, 2025.

The Company's forecasts are subject to the achievement of production targets, and other factors beyond its control, including general economic conditions, metallurgical coal pricing, competitive dynamics and weather-related impacts. The Company's working capital requirements in the short to medium term are also dependent on variations in these factors and the preparation of forecasts requires management judgement.

2. Summary of Significant Accounting Policies

(a) Newly Adopted Accounting Standards

Accounting Standards Update, or ASU, 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09, which modifies the rules on income tax disclosures to require companies to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state, and foreign). The updated standard was effective for annual periods beginning after December 15, 2024.

The updated standard impacted only the financial statement disclosures, with no impact on the Company's results of operation, cash flows and financial position.

The required disclosures are included in Note 20. "Income Taxes."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b)   Accounting Standards Not Yet Implemented

ASU 2024-03 - Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In November 2024, the FASB issued ASU 2024-03, which require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments aim to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The updated standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

ASU 2025-11 - Interim Reporting (Topic 270): *Narrow-Scope Improvements.* In December 2025, FASB issued ASU 2025-11 to clarify interim financial reporting guidance under Topic 270. The amendments aim to make the interim reporting requirements easier to navigate and apply. The amendments do not change the substance of existing interim reporting requirements but reorganize and clarify when and how the guidance applies. The amendments also introduce a new disclosure principle requiring entities to disclose events and changes occurring since the end of the last annual reporting period that have a material impact on the entity. The updated standard will be effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

There have been no other recent accounting pronouncements not yet effective that have significance, or potential significance, to the Company's Consolidated Financial Statements.

(c) Reclassifications

Certain amounts in the prior period Consolidated Balance Sheet have been reclassified to conform to the current period presentation. These reclassifications relate to the presentation of contract obligations which were previously reported within a different financial statement line item. These changes had no impact on the Company's previously reported net income (loss).

(d) Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make certain judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include asset retirement obligations; useful lives for depreciation, depletion and amortization; expected credit losses; deferred income tax assets and liabilities; values of coal properties; goodwill; workers' compensation liability; and other contingencies.

(e) Foreign Currency

Financial Statements of Foreign Operations

The reporting currency of the Company is the U.S. Dollar, or US$.

Functional currency is determined by the primary economic environment in which an entity operates. The functional currency of the Company and its subsidiaries is the US$, with the exception of two foreign operating subsidiaries, Coronado Curragh Pty Ltd, or Curragh, and its immediate parent, Coronado Australia Holdings Pty Ltd, or CAH, whose functional currency is the Australian dollar, or A$, since Curragh's predominant sources of operating expenses are denominated in that currency.

Assets and liabilities are translated at the year-end exchange rate and items in the statement of operations are translated at average rates with gains and losses from translation recorded in other comprehensive losses.

Foreign Currency Transactions

Monetary assets and liabilities are remeasured at year-end exchange rates while non-monetary items are remeasured at historical rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gains and losses from foreign currency remeasurement related to Curragh's US$ receivables are included in coal revenues. All other gains and losses from foreign currency remeasurement and foreign currency forward contracts are included in "Other, net," with the exception of foreign currency gains or losses on long-term intercompany loan balances which are classified within "Accumulated other comprehensive losses."

The Company may periodically enter into arrangements that protect against the volatility of foreign currency, including forward currency derivative contracts. Refer to Note 21. "Derivatives and Fair Value Measurement" for further information.

The total aggregate impact of foreign currency transaction gains or losses on the Consolidated Statements of Operations and Comprehensive Income was a net loss of $6.2 million, net gain of $21.6 million and net gain of $2.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total impact of foreign currency transactions related to US$ coal sales in Australia (included in the total above) was a net loss of $8.8 million, net gain of $8.4 million and net loss of $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash at bank and short-term, highly liquid investments with an original maturity date of three months or less. The Company had $106.9 million and $221.4 million of short-term, highly liquid investments classified as cash equivalents as of December 31, 2025 and 2024, respectively.

"Cash and cash equivalents," as disclosed in the accompanying Consolidated Balance Sheets, includes $0.3 million of restricted cash at December 31, 2025 and 2024.

(g) Trade Accounts Receivables

Trade accounts receivables represent customer obligations that are derived from revenue recognized from contracts with customers. The Company extends trade credit to its customers in the ordinary course of business based on an evaluation of the individual customer's financial condition. Trade receivables are initially recorded at fair value and subsequently at amortized cost, less any Expected Credit Losses, or ECL.

The Company determines ECL on a forward-looking basis for the expected lifetime losses on trade accounts receivable. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The ECL is estimated based on the Company's historic credit loss experience, adjusted for factors that are specific to the financial asset, general economic conditions, financial asset type, term and an assessment of both the current as well as forecast conditions, including expected timing of collection, at the reporting date, modified for credit enhancements such as letters of credit obtained. To measure ECL, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The amount of credit loss is recognized in the Consolidated Statements of Operations and Comprehensive Income within "Provision for discounting and credit losses." The Company writes off a financial asset when there is information indicating there is no realistic prospect of recovery of the asset from the counterparty. Subsequent recoveries of amounts previously written off are credited against "Provision for discounting and credit losses" in the Consolidated Statements of Operations and Comprehensive Income.

(h) Inventories

Coal is recorded as inventory at the point in time the coal is extracted from the mine. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Saleable coal represents coal stockpiles which require no further processing prior to shipment to a customer.

Coal inventories are stated at the lower of average cost and net realizable value. The cost of coal inventories is determined based on an average cost of production, which includes all costs incurred to extract, transport and process the coal. Net realizable value considers the estimated sales price of the particular coal product, less applicable selling costs, depending on the location of the coal stockpile, and, in the case of raw coal, estimated remaining processing costs.

Supplies inventory is comprised of replacement parts for operational equipment and other miscellaneous materials and supplies required for mining, which are stated at cost on the date of purchase. Supplies inventory is valued at the lower of average cost or net realizable value, less a reserve for obsolete or surplus items. This reserve incorporates several factors, such as anticipated usage, inventory turnover and inventory levels. It is not customary to sell these inventories; the Company plans to use them in mining operations as needed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i) Property, Plant and Equipment, Impairment of Long-Lived Assets and Goodwill

Property, Plant, and Equipment

Costs for mine development incurred to expand capacity of operating mines or to develop new mines and certain mining equipment are capitalized and charged to operations on the hours of usage or units of production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage. Mineral rights and reserves acquired are measured at cost and are depleted on a units-of-production method over the estimated proven and probable reserve tons of the relevant mineral property. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful lives of the assets.

Property, plant, and equipment are recorded at cost and include expenditures for improvements when they substantially increase the productive lives of existing assets. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets of 3 to 10 years for machinery, mining equipment and transportation vehicles, 5 to 10 years for office equipment, and 10 to 20 years for plant, buildings and improvements.

Maintenance and repair costs are expensed to operations as incurred. When equipment is retired or disposed, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on disposal is recognized in operations.

Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

In circumstances in which the Company intends to sell a long-lived or asset group that did not satisfy the criteria to be classified as "held-for-sale," an impairment charge is recorded when the carrying amount of the disposal group exceeds its estimated fair value, less costs to sell.

The Company recognized an impairment charge of $10.6 million against property, plant and equipment relating to a long-standing non-core idle asset within the U.S. Operation for the year ended December 31, 2024. The Company concluded that no impairment charges were required at any of the Company's mining assets for the years ended December 31, 2025 and 2023.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. In connection with the Buchanan acquisition on March 31, 2016, the Company recorded goodwill in the amount of $28.0 million. The Company performed a qualitative assessment to determine if impairment was required at December 31, 2025 and 2024. Based upon the Company's qualitative assessment, it is more likely than not that the fair value of the reporting unit is greater than its carrying amount at December 31, 2025 and 2024. As a result, no impairment was required, and the balance of goodwill at both December 31, 2025 and 2024 was $28.0 million. The Company has not noted any indicators of impairment since the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Goodwill is not amortized but is reviewed for impairment annually or when circumstances or other events indicate that impairment may have occurred. The Company follows the guidance in Accounting Standards Update 2017-04 - *Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment* (ASU 2017-04). The Company makes a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. Circumstances that are considered as part of the qualitative assessment and could trigger a quantitative impairment test include, but are not limited to, a significant adverse change in the business climate; a significant adverse legal judgment; adverse cash flow trends; an adverse action or assessment by a government agency; unanticipated competition; and a significant restructuring charge within a reporting unit. If a quantitative assessment is determined to be necessary, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds its fair value to the extent of the amount of goodwill allocated to that reporting unit.

The Company defines reporting units at the mining asset level. For purposes of testing goodwill for impairment, goodwill has been allocated to the reporting units to the extent it relates to each reporting unit.

(j) Asset Retirement Obligations

The Company's asset retirement obligation, or ARO, liabilities primarily consist of estimates of the cost of reclamation of surface land and support facilities at both surface and underground mines in accordance with applicable reclamation laws and regulations in the U.S. and Australia as defined by each mining permit.

The Company estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. The Company records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over the expected life of the related asset and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. The Company also recognizes an obligation for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement and re-vegetation of backfilled pit areas. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. The Company annually reviews its estimated future cash flows for its asset retirement obligations.

(k) Borrowing Costs

Borrowing costs are recognized as an expense when they are incurred, except for interest charges attributable to major projects with substantial development and construction phases, which are capitalized as part of the cost of the asset. There was no interest capitalized during the years ended December 31, 2025, 2024 and 2023.

(l) Leases

From time to time, the Company enters into contractual agreements to lease property, plant and equipment. In addition, the Company also enters into mining services contracts which may include embedded leases of mining equipment. Based upon the Company's assessment of the terms of a specific lease agreement, the Company classifies a lease as either finance or operating.

Finance Leases

Right of Use, or ROU, assets related to finance leases are presented in "Property, plant and equipment, net" on the Consolidated Balance Sheets. Lease liabilities related to finance leases are presented in "Lease Liabilities" (current) and "Lease Liabilities" (non-current) on the Consolidated Balance Sheets.

Finance lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating Leases

ROU assets related to operating leases are presented as "Right of Use assets – operating leases, net" on the Consolidated Balance Sheets. Lease liabilities related to operating leases that are subject to the Accounting Standards Codification, or ASC, 842 measurement requirements, such as operating leases with lease terms greater than twelve months, are presented in "Lease Liabilities" (current) and "Lease Liabilities" (non-current) on the Consolidated Balance Sheets.

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Operating lease ROU assets may also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may also include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The ROU asset includes any lease payments made and lease incentives received prior to the commencement date. The Company has lease arrangements with lease and non-lease components which are accounted for separately. Non-lease components of the lease payments are expensed as incurred and are not included in determining the present value.

(m) Royalties

Lease rights to coal lands are often acquired in exchange for royalty payments. For our Australian Operations, royalties are payable monthly as a percentage of the gross realization from the sale of the coal mined using surface mining methods and underground methods. At our U.S. Operations, royalties are payable monthly as a percentage of the gross realization for coal produced using underground mining methods. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. The Company had advance mining royalties of $5.7 million and $9.8 million respectively, included in "Other current assets" as of December 31, 2025 and 2024.

(n) Stanwell Rebate

The Stanwell rebate relates to a contractual arrangement entered into by the Company and Stanwell Corporation Limited, a State of Queensland-owned electricity generator, which required payment of a rebate for export coal sold from some of Curragh's mining tenements. The rebate obligation is accounted for as an executory contract and the expense is recognized as incurred.

On November 27, 2025, the Company entered into a Second Amendment Deed with Stanwell that, among other matters, waived the rebate amounts that would have otherwise been payable by the Company from January 1, 2026 until the final delivery date pursuant to the ACSA, which date is expected to occur in the first half of 2027. Refer to Note 14. "Contract Obligations" for further information.

(o) Revenue Recognition

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Once a contract is identified, the Company evaluates whether the combined or single contract should be accounted for as more than one performance obligation.

The Company recognizes revenue when control is transferred to the customer. For the Company's contracts, in order to determine the point in time when control transfers to customers, the Company uses standard shipping terms to determine the timing of transfer of legal title and the significant risks and rewards of ownership. The Company also considers other indicators including timing of when the Company has a present right to payment and when physical possession of products is transferred to customers. The amount of revenue recognized includes any adjustments for variable consideration, which is included in the transaction price and allocated to each performance obligation based on the relative standalone selling price. The variable consideration is estimated through the course of the contract using management's best estimates.

The majority of the Company's revenue is derived from short-term contracts where the time between confirmation of sales orders and collection of cash is not more than a few months. During 2025, the Company secured long-term contracts with varying pricing arrangements and including prepayments. Refer to Note 14. "Contract Obligations" for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized at a point in time.

The Company's contracts have multiple performance obligations as the promise to transfer the individual unit of coal is separately identifiable from other units of coal promised in the contracts and, therefore, distinct. Performance obligations, as described above, primarily relate to the Company's promise to deliver a designated quantity and type of coal within the quality specifications stated in the contract.

For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price is determined at each contract inception using an adjusted market assessment approach. This approach focuses on the amount that the Company believes the market is willing to pay for a good or service, considering market conditions, such as benchmark pricing, competitor pricing, market awareness of the product and current market trends that affect the pricing.

Warranties provided to customers are assurance-type warranties on the fitness of purpose and merchantability of the Company's goods. The Company does not provide service-type warranties to customers.

Shipping and Handling

For Free on Rail sales, the Company accounts for shipping and handling activities as a separate performance obligation after the customer obtains control of the good. In this instance, shipping and handling costs paid to third party carriers and invoiced to coal customers are recorded as freight expense and other revenues, respectively.

Contract Balances

Contract assets, when present, are recorded separately from trade receivables in the Company's Consolidated Balance Sheets and are reclassified to trade receivables as title passes to the customer and the Company's right to consideration becomes unconditional. Credit is extended based on an evaluation of a customer's financial condition and a customer's ability to perform its obligations. The Company typically does not have contract assets that are stated separately from trade receivables since the Company's performance obligations are satisfied as control of the goods or services passes to the customer, thereby granting the Company an unconditional right to receive consideration. Contract liabilities relate to consideration received in advance of the satisfaction of the Company's performance obligations. Contract liabilities are recognized as revenue at the point in time when control of the goods passes to the customer.

Refer to Note 14. "Contract Obligations" for further information.

(p) Commodity Price Risk

The Company has commodity price risk arising from fluctuations in domestic and global coal prices.

The Company's principal philosophy is not to hedge against movements in coal prices unless there are exceptional circumstances. Any potential hedging of coal prices would be through fixed price contracts.

The Company is also exposed to commodity price risk related to diesel fuel purchases. The Company may periodically enter into arrangements that protect against the volatility in fuel prices as follows:

- entering into fixed price contracts to purchase fuel for the U.S. Operations.

- entering into derivative financial instruments to hedge exposures to fuel price fluctuations.

Refer to Note 21. "Derivatives and Fair Value Measurement".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(q) Derivative Accounting

The Company recognizes at fair value all contracts meeting the definition of a derivative as assets or liabilities in the Consolidated Balance Sheets.

With respect to derivatives used in hedging activities, the Company assesses, both at inception and at least quarterly thereafter, whether such derivatives are highly effective at offsetting the changes in the anticipated exposure of the hedged item. The effective portion of the change in the fair value of derivatives designated as a cash flow hedge is recorded in "Accumulated other comprehensive income (loss)" until the hedged transaction impacts reported earnings, at which time any gain or loss is reclassified to earnings. To the extent that periodic changes in the fair value of derivatives deemed highly effective exceeds such changes in the hedged item, the ineffective portion of the periodic non-cash changes are recorded in earnings in the period of the change. If the hedge ceases to qualify for hedge accounting, the Company prospectively recognizes changes in the fair value of the instrument in earnings in the period of the change. The potential for hedge ineffectiveness is present in the design of certain of the Company's cash flow hedge relationships.

The Company's asset and liability derivative positions are offset on a counterparty-by-counterparty basis if the contractual agreement provides for the net settlement of contracts with the counterparty in the event of default or termination of any one contract.

(r) Income Taxes

The Company uses the asset and liability approach to account for income taxes as required by ASC 740, Income Taxes, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Valuation allowances are provided when necessary to reduce deferred income tax assets to the amount expected to be realized, on a "more likely than not" basis.

The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company's foreign structure consists of Australian entities which are treated as corporations subject to tax under Australian taxing authorities. The Australian entities are treated as a branch for U.S. tax purposes and all income flows through the ultimate parent (the Company).

(s) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most relevant market. When considering market participant assumptions in fair value measurements, the Company distinguishes between observable and unobservable inputs, which are categorized in one of three levels of inputs.

Refer to Note 21. "Derivatives and Fair Value Measurement" for detailed information related to the Company's fair value policies and disclosures.

(t) Stock-based Compensation

The Company has a stock-based compensation plan which allows for the grant of certain equity-based incentives including stock options, performance stock units, or PSUs, and restricted stock units, or RSUs, to employees and executive directors, valued in whole or in part with reference to the Company's CDIs or equivalent common shares (on a 10:1 CDI to common share ratio).

The grant-date fair value of stock option award is estimated on the date of grant using Black-Scholes-Merton option-pricing model. For certain options and PSUs, the Company includes a relative Total Stockholder Return, or TSR, modifier to determine the number of shares earned at the end of the performance period. The fair value of awards that include the TSR modifier is determined using a Monte Carlo valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The expense for these equity-based incentives is based on their fair value at date of grant and is amortized over the required service period, generally the vesting period. The Company accounts for forfeitures as and when they occur.

Refer to Note 19. "Stock-Based Compensation" for detailed information related to the Company's stock-based compensation plans.

(u) (Loss) Earnings per Share

Basic earnings per share is computed by dividing net income attributable to stockholders of the Company by the weighted-average number of shares of common stock outstanding during the reporting period.

Diluted net income per share is computed using the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Dilutive potential shares of common stock primarily consist of employee stock options and restricted stock.

(v) Deferred Debt Issuance Costs

The Company capitalizes costs incurred in connection with new borrowings, the establishment or enhancement of credit facilities and the issuance of debt securities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the effective interest method. Deferred debt issuance costs related to a recognized liability are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of that liability whereas debt issuance costs related to a revolving credit facility are shown as an asset and amortized over the life of the facility on a straight-line basis and included in "Interest expense, net" in the Company's Consolidated Statements of Operations and Comprehensive Income.

For information on the unamortized balance of deferred debt issuance costs related to outstanding debt, see Note 15. "Interest Bearing Liabilities".

3. Segment Information

The Company has a portfolio of operating mines and development projects in Queensland, Australia and in the states of Pennsylvania, Virginia and West Virginia in the U.S. The Australian Operations are comprised of the 100%-owned Curragh producing mine complex. The U.S. Operations are comprised of two producing mine complexes (Buchanan and Logan) and one development property (Mon Valley), all of which are 100% owned.

On January 14, 2025, and November 21, 2025, the Company completed the sale of its idled Greenbrier property and the Russell County development mining property, respectively, both of which were previously part of the Company's U.S. Operations.

The Company operates its business along two reportable segments: Australia and United States. The organization of the two reportable segments reflects how Coronado's Chief Executive Officer, who is the Company's chief operating decision maker, or CODM, manages and allocates resources to the various components of the Company's business.

The CODM uses Adjusted EBITDA as the primary metric to measure each segment's operating performance. Adjusted EBITDA is not a measure of financial performance calculated in accordance with U.S. GAAP. Investors should be aware that the Company's presentation of Adjusted EBITDA may not be comparable to similarly titled financial measures used by other companies.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization and other foreign exchange losses. Adjusted EBITDA is also adjusted for certain discrete items that management excludes in analyzing each of the Company's segments' operating performance. "Other and corporate" relates to additional financial information for corporate functions such as financial reporting and accounting, treasury, legal, human resources, compliance, and tax. As such, the corporate function is not determined to be a reportable segment but is discretely disclosed for purposes of reconciliation to the Company's Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reportable segment results for the years ended December 31, 2025, 2024 and 2023 are presented below:

(US$ thousands)	Australia	United States	Other and Corporate	Total
Year ended December 31, 2025				
Total revenues	$ 1,185,298	$ 764,489	$ —	$ 1,949,787
Less:				
Mining costs [1]	(932,030)	(585,509)	—	(1,517,539)
Other operating costs [1]	(412,869)	(126,465)	—	(539,334)
Total operating costs	(1,344,899)	(711,974)	—	(2,056,873)
Other and unallocated items [2]	2,215	(39)	(39,257)	(37,081)
Segment adjusted EBITDA	(157,386)	52,476	(39,257)	(144,167)
Total assets	1,354,590	1,075,270	195,695	2,625,555
Capital expenditures	148,842	136,620	5,342	290,804
Year ended December 31, 2024				
Total revenues	$ 1,594,981	$ 912,732	$ —	$ 2,507,713
Less:				
Mining costs [1]	(1,054,066)	(629,242)	—	(1,683,308)
Other operating costs [1]	(538,365)	(141,239)	—	(679,604)
Total operating costs	(1,592,431)	(770,481)	—	(2,362,912)
Other and unallocated items [2]	851	4,982	(35,494)	(29,661)
Segment adjusted EBITDA	3,401	147,233	(35,494)	115,140
Total assets	1,213,903	1,048,117	255,732	2,517,752
Capital expenditures	89,343	156,401	4,127	249,871
Year ended December 31, 2023				
Total revenues	$ 1,681,522	$ 1,209,081	$ —	$ 2,890,603
Less:				
Mining costs [1]	(1,058,598)	(610,925)	—	(1,669,523)
Other operating costs [1]	(621,356)	(182,866)	—	(804,222)
Total operating costs	(1,679,954)	(793,791)	—	(2,473,745)
Other and unallocated items [2]	680	5,803	(41,629)	(35,146)
Segment adjusted EBITDA	2,249	421,093	(41,629)	381,713
Total assets	1,322,610	1,010,199	345,229	2,678,038
Capital expenditures	55,412	171,686	660	227,758

[1] The significant expense category and amount aligns with the segment-level information that is regularly provided to the CODM and excludes Depreciation, Depletion and Amortization.

[2] Other and unallocated items for Other and Corporate includes selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The reconciliations of net (loss) income attributable to the Company to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023 are as follows:

(US$ thousands)	Year Ended December 31,		
	2025	2024	2023
Consolidated Adjusted EBITDA	$ (144,167)	$ 115,140	$ 381,713
Depreciation, depletion and amortization	(185,350)	(187,400)	(160,711)
Interest expense, net[1]	(99,291)	(58,856)	(56,751)
Loss on debt extinguishment	(19,258)	(14,732)	(1,385)
Other foreign exchange gains[2]	585	12,339	2,899
Uncertain stamp duty position[3]	—	—	(41,321)
Impairment of assets	—	(10,585)	—
Restructuring costs[4]	—	(729)	—
Gains (losses) on sale of assets[5]	8,817	(4,574)	(4,846)
(Increase) decrease in provision for discounting and credit losses	(4,758)	207	4,216
Other	(993)	—	—
Net (loss) income before tax	$ (444,415)	$ (149,190)	$ 123,814
Income tax benefit	12,359	40,309	32,251
Net (loss) income	$ (432,056)	$ (108,881)	$ 156,065

[1] Includes interest income of $9.4 million, $15.4 million, and $7.6 million for the years ended December 31, 2025, 2024, 2023 respectively.

[2] Refer to Note 4. "Other, net" for further discussion.

[3] Relates to stamp duty on Curragh's acquisition.

[4] During the year ended December 31, 2024, a restructuring and cost transformation initiative commenced at the Australian Operations to focus on repositioning the Company's efforts to align its cost structures and optimize its operations.

[5] During the year ended December 31, 2025, the Company recognized an $11.0 million gain on disposal of the Russell County development property and a $2.2 million loss on disposal of the Greenbrier idle asset, both of which previously part of its U.S. Operations. During the years ended December 31, 2024 and 2023, it included care and maintenance costs of the idled non-core asset Greenbrier that was sold on January 14, 2025.

The reconciliations of capital expenditures per the Company's segment information to capital expenditures disclosed on the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 are as follows:

(US$ thousands)	Year Ended December 31,		
	2025	2024	2023
Capital expenditures per Consolidated Statement of Cash Flows	$ 244,784	$ 248,142	$ 237,205
Net movement in accruals for capital expenditures	(10,173)	12,497	(453)
Capital acquired through finance leases	29,072	—	—
Net movement in deposits to acquire long lead capital	27,121	(10,768)	(8,994)
Capital expenditures per segment detail	$ 290,804	$ 249,871	$ 227,758

Disaggregation of Revenue

The Company disaggregates the revenue from contracts with customers by major product group for each of the Company's segments, as the Company believes it best depicts the nature, amount, timing and uncertainty of revenues and cash flows. All revenue is recognized at a point in time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2025		
(US$ thousands)	**Australia**	**United States**	**Total**
Product Groups:			
Metallurgical coal	$ 1,024,828	$ 734,277	$ 1,759,105
Thermal coal	131,901	29,410	161,311
Total coal revenue	1,156,729	763,687	1,920,416
Other [1]	28,569	802	29,371
Total	$ 1,185,298	$ 764,489	$ 1,949,787

	Year Ended December 31, 2024		
(US$ thousands)	**Australia**	**United States**	**Total**
Product Groups:			
Metallurgical coal	$ 1,472,477	$ 854,587	$ 2,327,064
Thermal coal	87,798	30,000	117,798
Total coal revenue	1,560,275	884,587	2,444,862
Other [1][2]	34,706	28,145	62,851
Total	$ 1,594,981	$ 912,732	$ 2,507,713

	Year Ended December 31, 2023		
(US$ thousands)	**Australia**	**United States**	**Total**
Product Groups:			
Metallurgical coal	$ 1,557,471	$ 1,031,012	$ 2,588,483
Thermal coal	88,281	153,925	242,206
Total coal revenue	1,645,752	1,184,937	2,830,689
Other [1][2]	35,770	24,144	59,914
Total	$ 1,681,522	$ 1,209,081	$ 2,890,603

[1] Included in Other revenue for Australian Operation is the amortization of Stanwell non-market coal supply agreement liability recognized on acquisition of Curragh. See further discussion in Note 14 "Contract Obligations."

[2] Other revenue for the U.S. segment includes $25.0 million and $17.5 for the years ended December 31, 2024 and 2023, respectively, relating to termination fee revenue from coal sales contracts cancelled at the U.S. Operations.

Further explanation to tables above:

The following is a description of the principal activities by reportable segments.

- The Company primarily offers two types of products to its customers: metallurgical coal and thermal coal of varying qualities. The Company's metallurgical coal is classified as hard coking coal, further distinguished by its volatility (defined as high, mid, or low), and pulverized coal injection.

- The Australian Operations reportable segment includes the Curragh mine. The Australian Operations are a separate reportable segment due to having separate management, location, assets, and operations. The Curragh mine is located in central Queensland, Australia and produces a wide variety of metallurgical coal and thermal coal for sale internationally and to fulfill a long-term contract with Stanwell.

- The United States reportable segment includes the Buchanan and Logan coal mine facilities located in Virginia and West Virginia in the United States. It produces high, mid and low volatility hard coking coal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Other, net

Other, net consists of the following:

		Year Ended December 31,				
(US$ thousands)		2025		2024		2023
Other foreign exchange gains[1]	$	585	$	12,339	$	2,899
Other financing costs		(1,500)		—		—
Gain on sale of assets		8,817		—		—
Impairment of non-core assets		—		(10,585)		—
Restructuring costs		—		(729)		—
Other income		2,676		2,709		2,865
Total Other, net	$	10,578	$	3,734	$	5,764

[1] Other foreign exchange gains primarily relates to gains and losses recognized on the translation of short-term inter-entity balances between certain entities within the Group that are denominated in currencies other than their respective functional currencies.

5. Capital Structure

(a) Stockholders' Equity

Authorized Capital Stock

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 1,100,000,000 shares of $0.01 par value capital stock, consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.

Common Stock / CDIs

As of December 31, 2025, 2024 and 2023, 167,645,373 shares of common stock were outstanding.

A portion of the Company's common stock is publicly traded on the ASX under the ticker "CRN," in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in shares of common stock held by CHESS Depositary Nominees Pty Limited, or CDN, a wholly-owned subsidiary of ASX Limited, the company that operates the ASX.

As each CDI represents one-tenth of a share, holders of CDIs will be entitled to one vote for every 10 CDIs they hold. CDI holders participate in all entitlements which attach to the underlying shares such as participation in rights issues, bonus issues, capital reductions and liquidation preferences.

The CDIs entitle holders to receive dividends, if declared, and other rights economically equivalent to shares of common stock, including the right to attend stockholders' meetings. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders.

As of December 31, 2025, 831,392,331 CDIs (representing beneficial interest in 83,139,233 shares of common stock) were owned by investors in the form of CDIs publicly traded on the ASX.

Coronado Group LLC

As of December 31, 2025, Coronado Group LLC, the Company's controlling stockholder, beneficially owned 845,061,399 CDIs (representing a beneficial interest in 84,506,140 shares of common stock) representing 50.4% of the total 1,676,453,730 CDIs (representing a beneficial interest in 167,645,373 shares of common stock) outstanding.

Refer to Note 19 "Stock-Based Compensation" for options to purchase common stock issued and outstanding as of December 31, 2025 and 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Preferred Stock

Coronado Group LLC holds one share of Series A Preferred Stock. The holder of the Series A Preferred Stock is permitted to nominate and elect members of the Company's Board of Directors in relation to the level of the holder's aggregate beneficial ownership of shares of the Company's common stock. The Series A Preferred Stock is not entitled to dividends and is non-transferable. The Series A Preferred Stock has a liquidation preference of $1.00.

(b) Dividends

The dividend policy and the payment of future cash dividends are subject to the discretion of the Company's Board of Directors. The decision as to whether or not a dividend will be paid is subject to a number of considerations, including the general business environment, operating results, cash flows, future capital requirements, regulatory and contractual restrictions, applicable covenants under debt and other agreements and any other factors the Board of Directors may consider relevant.

During the year ended December 31, 2025, the Company declared a:

- dividend of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on February 19, 2025.

For the year ended December 31, 2025, the Company paid a total of $8.3 million to stockholders and CDI holders on the ASX, net of $0.1 million of foreign exchange gain on payment to certain CDI holders that elected to be paid in Australian dollars, in relation to the above declared dividend.

During the year ended December 31, 2024, the Company declared a:

- dividend of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on February 19, 2024; and

- dividend of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on August 5, 2024.

For the year ended December 31, 2024, the Company paid a total of $16.7 million to stockholders and CDI holders on the ASX, net of $0.1 million of foreign exchange gain on payment to certain CDI holders that elected to be paid in Australian dollars, in relation to the above declared dividends.

During the year ended December 31, 2023, the Company declared a:

- dividend of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on February 21, 2023; and

- dividend of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on August 7, 2023.

For the year ended December 31, 2023, the Company paid a total of $16.7 million to stockholders and CDI holders on the ASX, net of $0.1 million of foreign exchange gain on payment to certain CDI holders that elected to be paid in Australian dollars, in relation to the above declared dividends.

(c) (Loss) Earnings per Share

Basic earnings per share of common stock is computed by dividing net income attributable to the Company for the period, by the weighted-average number of shares of common stock outstanding during the same period. Diluted earnings per share of common stock is computed by dividing net income attributable to the Company for the period by the weighted-average number of shares of common stock outstanding during the same period, as adjusted to give effect to potentially dilutive securities. During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all equity awards is anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Basic and diluted earnings per share were calculated as follows (in thousands, except per share data):

(US$ thousands, except per share data)	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net (loss) income attributable to Company stockholders	$ (432,056)	$ (108,881)	$ 156,065
Denominator (in thousands):			
Weighted-average shares of common stock outstanding	167,645	167,645	167,645
Effects of dilutive shares	—	—	421
Weighted average diluted shares of common stock outstanding	167,645	168,066	167,846
(Loss) earnings per share (US$):			
Basic	(2.58)	(0.65)	0.93
Dilutive	(2.58)	(0.65)	0.93

6. Trade Receivables, net

The Company extends trade credit to its customers in the ordinary course of business. Trade receivables are recorded initially at fair value and subsequently at amortized cost, less any ECL.

(US$ thousands)	December 31,	
	2025	2024
Trade receivables	$ 254,958	$ 209,289
Provision for discounting and credit losses (Note 7)	(4,037)	(179)
Trade receivables, net	$ 250,921	$ 209,110

7. Provision for Discounting and Credit Losses

The following table provides a reconciliation of the allowance for credit losses that is deducted from financial assets to present the net amount expected to be collected:

(US$ thousands)	Trade receivables	Other Assets	Total
Allowance for credit losses as at January 1, 2023	$ 267	$ 594	$ 861
Change in estimates during the period	(88)	(119)	(207)
Allowance for credit losses as of December 31, 2024	179	475	654
Change in estimates during the period	3,858	900	4,758
Allowance for credit losses as of December 31, 2025	$ 4,037	$ 1,375	$ 5,412

8. Inventories

(US$ thousands)	December 31,	
	2025	2024
Raw coal	$ 35,006	$ 60,874
Saleable coal	80,174	32,633
Total coal inventories	115,180	93,507
Supplies inventory	79,985	62,236
Total inventories	$ 195,165	$ 155,743

Coal inventories measured at their net realizable value were $41.2 million and $26.0 million at December 31, 2025 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Other Assets

(US$ thousands)	December 31, 2025	December 31, 2024
Other current assets:		
Prepayments	$ 43,797	$ 40,465
Long service leave receivable	7,560	7,193
Tax credits receivable	3,834	4,004
Deposits to acquire mining equipment	10,781	37,888
Derivative assets (refer to Note 21. Derivatives and Fair Value Measurement)	2,523	—
Other	19,183	20,725
Total other current assets	$ 87,678	$ 110,275
Other non-current assets:		
Deferred debt issue costs	$ 2,833	$ 3,285
Long service leave receivable	953	1,527
Tax credits receivable	1,625	1,530
Total other non-current assets	$ 5,411	$ 6,342

The Company has other assets which include prepayments, favorable mineral leases, deferred debt issue costs, long service leave receivables, equipment deposits, short-term deposits and coalfield employment enhancement tax credit receivables.

Long service leave for eligible coal mine workers at the Company's Australian Operations is paid when leave is taken, with a subsequent reimbursement received from the Coal Mining Industry (Long Service Leave Funding) Corporation in Queensland, Australia. The reimbursement entitlement is recognized as a receivable and is measured as the present value of expected future reimbursements to be received for the corresponding leave liability recognized.

Deposits to acquire mining equipment are advance payments made for the purchase of future mining equipment, some of which is classified as non-current assets if the equipment is expected to be delivered beyond the next twelve months.

Short-term deposits are term deposits held with financial institutions with a maturity greater than ninety days but less than twelve months and that did not meet the cash and cash equivalents criteria.

The favorable mineral leases were recognized on acquisition of certain U.S. assets that are amortized based on the coal tonnage removed from the lease property relative to the total estimated acquired reserves on that property.

The deferred debt issue costs as of December 31, 2025, were incurred to establish the ABL Facility with Stanwell (as described in Note 15 "Interest Bearing Liabilities"). The deferred debt issue costs are amortized over the life of the ABL Facility on a straight-line basis and included in "Interest expense, net" in the Company's Consolidated Statements of Operations and Comprehensive Income.

The deferred debt issue costs as of December 31, 2024, were incurred to establish the senior secured asset-based revolving credit agreement with The Hongkong and Shanghai Banking Corporation Limited and DBS Bank Limited, as lenders, or the predecessor credit facility, which was extinguished and associated deferred issuance costs written off during the year ended December 31, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Property, Plant and Equipment

The following table indicates the carrying amount of each of the major classes of the Company's consolidated depreciable assets:

	December 31,	
(US$ thousands)	2025	2024
Land	$ 29,008	$ 28,130
Buildings and improvements	138,771	123,662
Plant, machinery, mining equipment and transportation vehicles	1,516,095	1,259,620
Mineral rights and reserves	370,393	379,065
Office and computer equipment	20,063	9,654
Mine development	694,779	550,110
Asset retirement obligation asset	79,094	90,318
Construction in progress	103,011	190,124
Total cost of property, plant and equipment	2,951,214	2,630,683
Less accumulated depreciation, depletion and amortization	1,296,759	1,123,553
Property, plant and equipment, net	$ 1,654,455	$ 1,507,130

The amount of depreciation and amortization expense for property, plant and equipment for the years ended December 31, 2025, 2024 and 2023 was $173.4 million, $175.4 million and $152.4 million, respectively.

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	
(US$ thousands)	2025	2024
Wages and employee benefits	$ 42,652	$ 39,457
Taxes other than income taxes	6,440	6,062
Accrued royalties	37,818	36,111
Accrued freight costs	40,964	33,071
Accrued mining fees	132,754	84,538
Other liabilities	15,404	7,559
Total accrued expenses and other current liabilities	$ 276,032	$ 206,798

12. Leases

During the year ended December 31, 2025, the Company entered into a number of agreements to lease mining equipment. On mobilization, based on the Company's assessment of terms within these arrangements, the Company recognized ROU assets and operating lease liabilities of $15.5 million and plant and equipment and finance lease liabilities of $34.4 million and $29.1 million, respectively.

Information related to the Company's right-of use assets and related lease liabilities is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(US$ thousands)	Year ended December 31,	
	2025	2024
Operating lease costs	$ 34,982	$ 28,619
Cash paid for operating lease liabilities	24,761	21,050
Finance lease costs:		
Depreciation of property, plant and equipment	2,634	73
Interest expense on finance lease liabilities	1,755	2
Total finance lease costs	$ 4,389	$ 75

(US$ thousands)	December 31,	
	2025	2024
Assets:		
Operating leases		
Right of use asset – operating leases, net	$ 86,481	$ 90,143
Finance leases		
Property, plant and equipment	36,133	—
Accumulated depreciation	(2,721)	—
Property, plant and equipment, net	33,412	—
Liabilities:		
Current operating lease obligations	26,348	19,502
Non-current operating lease obligations	66,493	74,241
Total operating lease liabilities	92,841	93,743
Current finance lease obligations	7,952	—
Non-current finance lease obligations	17,373	—
Total finance lease liabilities	25,325	—
Current lease obligations	34,300	19,502
Non-current lease obligations	83,866	74,241
Total lease obligations	$ 118,166	$ 93,743

	December 31,	
	2025	2024
Weighted Average Remaining Lease Term (Years)		
Finance leases	3.2	-
Operating leases	3.3	4.3
Weighted Average Discount Rate		
Finance leases	10.8%	-
Operating leases	9.5%	9.3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's leases have remaining lease terms of one year to four years, some of which include options to extend the terms where the Company deems it is reasonably certain the options will be exercised. Maturities of lease liabilities as at December 31, 2025, are as follows:

(US$ thousands)	Operating Lease		Finance Lease		Total	
Year ending December 31,						
2026	$	33,599	$	10,294	$	43,893
2027		32,204		8,954		41,158
2028		28,756		8,328		37,084
2029		13,162		3,399		16,561
Total lease payments		107,721		30,975		138,696
Less imputed interest		(14,880)		(5,650)		(20,530)
Total lease liability	$	92,841	$	25,325	$	118,166

13. Asset Retirement Obligations

Reclamation of areas disturbed by mining operations must be performed by the Company in accordance with approved reclamation plans and in compliance with state and federal laws in the states of West Virginia and Virginia in the United States and Queensland in Australia. For areas disturbed, reclamation is performed progressively, however, a significant amount of the reclamation will take place in the future when operations cease. There were no assets that were legally restricted for purposes of settling asset retirement obligations as of December 31, 2025 and 2024. In addition, state agencies monitor compliance with the mine plans, including reclamation.

The Company records the fair value of its asset retirement obligations using the present value of projected future cash flows, with an equivalent amount recorded in the related long lived asset or a change to the Consolidated Statements of Operations and Comprehensive Income if the related permit is closed. An accretion cost, representing the increase over time in the present value of the liability, is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities otherwise settled, the recorded amount of the liability is reduced.

Changes in the Company's asset retirement obligations for the years ended December 31, 2025 and December 31, 2024 were as follows:

(US$ thousands)	2025	2024
Total asset retirement obligations at beginning of the year	$ 164,798	$ 163,929
ARO liability relating to mining assets and development properties disposed	(8,202)	—
ARO liability additions - new disturbances	669	1,997
Accretion	13,505	15,324
Reclamation performed in the year	(5,106)	(9,724)
Change in estimate recorded to operations	(2,009)	(3,523)
Change in estimate recorded to assets	(17,326)	5,937
Foreign currency translation adjustment	8,037	(9,142)
Total asset retirement obligations at end of the year	154,366	164,798
Less current portion	(10,978)	(15,523)
Total asset retirement obligations, excluding current portion, at the end of the year	$ 143,388	$ 149,275

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Contract Obligations

The following is a summary of the Company's contract obligations as of December 31, 2025:

(US$ thousands)	Short-term	Long-term	Total
Coal leases contract liability	$ 843	$ 18,818	$ 19,661
Stanwell below-market coal supply agreement	21,602	2,355	23,957
Stanwell deferred consideration liability	—	346,768	346,768
Stanwell prepaid coal supply liability	—	155,027	155,027
	$ 22,445	$ 522,968	$ 545,413

The following is a summary of the Company's contract obligations as of December 31, 2024:

(US$ thousands)	Short-term	Long-term	Total
Coal leases contract liability	$ 843	$ 19,156	$ 19,999
Stanwell below-market coal supply agreement	36,247	8,616	44,863
Stanwell deferred consideration liability	—	285,050	285,050
	$ 37,090	$ 312,822	$ 349,912

Coal leases contract liability

In connection with the acquisition of the Logan assets, the Company assumed certain non-market contracts related to various coal leases. The non-market coal leases require royalty payments based on a percentage of the realization from the sale of the respective coal under lease. On acquisition, the Company recorded $27.3 million related to the non-market portion of the coal leases and is amortizing it ratably over the respective estimated coal reserves as they are mined and sold.

Stanwell below market coal supply agreements

In connection with the acquisition of Curragh, the Company assumed a below-market coal supply agreement with Stanwell, which had a fixed pricing component that was below the market price at the date of acquisition. As a result, on acquisition, the Company recorded a liability of $307.0 million (A$400.0 million) related to the unfavorable pricing of the Stanwell coal supply agreement and is amortizing it ratably as the base tons are sold pursuant to the contract. The amortization of this liability for the years ended December 31, 2025, 2024 and 2023 was $23.4 million, $31.1 million and $32.8 million, respectively, and was recorded as "Other revenues" in the Consolidated Statements of Operations and Comprehensive Income.

Stanwell deferred consideration liability

On August 14, 2018, the Company completed the acquisition of rights to mine in the Stanwell Reserved Area, or the SRA, adjacent to the current Curragh mining tenements. These rights were acquired on a deferred consideration basis, and on acquisition the Company recognized a "Mineral rights and reserves" asset and a corresponding deferred consideration liability of $155.2 million (A$210.0 million), calculated using the contractual pre-tax discount rate of 13%, which represented the fair value of the arrangement at the date of acquisition. The deferred consideration liability reflects the passage of time by way of an annual accretion at the contractual pre-tax discount rate of 13% and will be settled as a discount to the price of thermal coal supplied to Stanwell over the term of a New Coal Supply Agreement which is expected to commence in the first half of 2027. The accretion of the deferred consideration liability is recognized within "Interest expense, net" in the Consolidated Statements of Operations and Comprehensive Income. The right-to-mine-asset is amortized over the coal reserves mined from the SRA.

Stanwell prepaid coal supply liability

On June 10, 2025, the Company and Stanwell entered into a deed of amendment, or the First Amendment, and amended the New Coal Supply Agreement dated July 12, 2019, or NCSA, whereby Stanwell provided approximately $150.0 million of near-term liquidity to the Company in exchange for the supply of additional tonnage of thermal coal under the NCSA.

The First Amendment included a $75.0 million (A$116.1 million) prepayment for thermal coal on completion, and a rebate waiver and deferral from April 2025 to December 2025 of $67.2 million (A$103.1 million), both of which will be settled through reduction of the gross proceeds to be received on the physical delivery of thermal coal to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stanwell, expected to start in the first half of 2027, of up to 0.8 MMt per annum over five years, or until such time that the obligation is fully settled. This prepaid coal supply liability bears interest at 13% per annum.

For the year ended December 31, 2025, the Company recognized interest expense of $8.1 million (A$12.4 million) related to the financing component of the prepaid coal supply liability.

The contract liability related to this arrangement, including accrued interest, will be settled as the physical delivery of coal occurs and the performance obligation is satisfied.

As of December 31, 2025, the carrying value of the Stanwell prepaid coal supply liability was $155.0 million (A$231.6 million).

The Second Amendment Deed

On November 27, 2025, the Company entered into the Second Amendment Deed that, among other matters, amended the terms of the ACSA and the NCSA, by providing for:

- a waiver of rebate amounts that would have otherwise been payable by the Company under the ACSA from January 1, 2026 until the final delivery date, which date is expected to occur in the first half of 2027;

- a deferral of the Company's obligations to deliver certain values of coal to Stanwell for prepaid amounts under the First Amendment and amounts to which Stanwell is otherwise entitled in relation to the SRA deferred consideration, or the Deferred Amounts;

- prepayments by Stanwell to the Company in relation to its future annual nominated contract tonnage under the ACSA and the NCSA equal the difference between the current contracted prices under these arrangements and an agreed, fixed price roughly equivalent to market prices at the time of the Second Amendment, or the ACSA Prepayments and the NCSA Prepayments. Stanwell's obligation to make the ACSA Prepayments and NCSA Prepayments are subject to certain liquidity tests. More specifically, Stanwell (i) will advance all of the relevant prepayment when the Company's monthly liquidity is below $200.0 million, (ii) will advance only half of the relevant prepayment in months when the Company's liquidity is between $200.0 million and $250.0 million, and (iii) will not be obligated to make prepayments when the Company's monthly liquidity is above $250.0 million; and

- an extension of the NCSA term from 2037 to 2043 and an option for Stanwell to make broader annual nominations ranging from 1.2 MMt to 2.24 MMt per year under the NCSA.

The value of the ACSA Prepayments, NCSA Prepayments and Deferred Amounts, or the Prepayment and Deferred Payment Balance, will be settled through delivery of coal to Stanwell in months when the Company's liquidity exceeds $300.0 million. The Prepayment and Deferred Payment Balance bears interest at 7.5% per annum and the total balance (including accrued interest) will be capped at 1.2 times of the Prepayment and Deferred Payment Balance until the final delivery date pursuant to the NCSA.

The Second Amendment Deed also includes restrictions on the Company's ability to pay distributions to shareholders (e.g., dividends) such that the Company will be required to maintain a minimum cash liquidity of $300.0 million following payment of such distribution, the repurchase of any Notes in connection with the distribution, and the payment of an equal or greater amount to Stanwell to reduce the Prepayment and Deferred Payment Balance.

The Prepayment and Deferred Payment Balance may become repayable if there is an unremedied default under the ACSA and NCSA. Additionally, the rebate amounts waived under the Second Amendment Deed will be repayable if there is a change of control of the Company that occurs within two years of the date of the Second Amendment. Refer to Note 24. "Contingencies" for further information.

The ACSA and the NCSA are secured by a third-priority lien on substantially all of the Company's assets, other than the ABL Collateral (described below).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Interest Bearing Liabilities

The following is a summary of the Company's interest-bearing liabilities at December 31, 2025 and 2024:

(US$ thousands)	December 31, 2025		December 31, 2024		Weighted Average Interest Rate at December 31, 2025	Final Maturity
9.250% Senior Secured Notes	$	400,000	$	400,000	9.99% [2]	2029
ABL Facility		272,115		—	9.00%	2030
Loan - Curragh Housing Transaction		24,748		24,472	14.14% [2]	2034
Debt issuance costs[1]		(10,203)		(12,165)		
Total interest bearing liabilities		686,660		412,307		
Less: current portion		(1,671)		(1,363)		
Non-current interest-bearing liabilities	$	684,989	$	410,944		

[1] Relates to debt issuance costs in connection with the 2029 Notes and Curragh Housing Transaction (as defined below). Deferred debt issuance costs incurred in connection with the establishment of the ABL Facility have been included within "Other non-current assets" in the Consolidated Balance Sheets.

[2] Represents the effective interest rate. The effective interest rate is higher than the implied interest rate as it incorporates the effect of debt issuance costs and discount, where applicable.

9.250% Senior Secured Notes due 2029

As of December 31, 2025, the aggregate outstanding principal amount of the 9.250% Senior Secured Notes due 2029, or the Notes, was $400.0 million.

The Notes were issued at par and bear interest at a rate of 9.250% per annum. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, which began on April 1, 2025. The Notes mature on October 1, 2029 and are senior secured obligations of the Issuer.

The terms of the Notes are governed by an indenture, or the Indenture, dated as of October 2, 2024, among Coronado Finance Pty Ltd, as issuer (the Issuer), Coronado Global Resources Inc., as guarantor, the subsidiaries of Coronado Global Resources Inc. named therein as additional guarantors, and Wilmington Trust, National Association, as trustee and priority lien collateral trustee. The Indenture contains customary covenants for high yield bonds, including, but not limited to, limitations on investments, liens, indebtedness, asset sales, transactions with affiliates and restricted payments, including payment of dividends on capital stock.

The Notes are guaranteed on a senior secured basis by the Company and certain of the Company's subsidiaries that are a guarantor or a borrower under the Company's ABL Facility (as defined above) or certain other debt and secured by (i) a first-priority lien on substantially all of the assets of the Issuer and each guarantor (other than certain assets, including, but not limited to cash, deposit accounts, securities accounts, commodities accounts, accounts receivable and other rights to payment, inventory, intercompany loans and advances, or the ABL Collateral, and (ii) a second-priority lien on the ABL Collateral, which is junior to a first-priority lien for the benefit of Stanwell under the ABL Facility, subject to certain exceptions and permitted liens.

Upon the occurrence of a "Change of Control Triggering Event," as defined in the Indenture as the occurrence of Change of Control and Rating Decline (each as defined in the Indenture), the Issuer is required to offer to repurchase the Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. The Issuer also has the right to redeem the Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date, following the occurrence of a Change of Control Triggering Event, provided that the Issuer redeems at least 90% of the Notes outstanding prior to such Change of Control Triggering Event. Upon the occurrence of certain changes in tax law (as described in the Indenture), the Issuer may redeem all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Indenture contains customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to pay or acceleration of certain other indebtedness, certain events of bankruptcy and insolvency, and failure to pay certain judgments. An event of default under the Indenture will allow either the trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Notes to accelerate, or in certain cases, will automatically cause acceleration of, the amounts due under the Notes.

As of December 31, 2025, the Company was in compliance with all applicable covenants under the 2029 Notes Indenture.

The carrying value of debt issuance costs, recorded as a direct deduction from the face amount of the 2029 Notes, were $9.2 million and $11.1 million as at December 31, 2025 and December 31, 2024, respectively.

Asset Based Revolving Credit Facility

On November 27, 2025, or the Amendment Date, the Company, Coronado Finance Pty Ltd, an Australian proprietary company and a wholly owned subsidiary of the Company, Coronado Curragh Pty Ltd, an Australian proprietary company and wholly owned subsidiary of the Company (together with Coronado Finance Pty Ltd, the Borrowers), and the other guarantors party thereto, collectively with the Company, the Guarantors, and, together with the Company and the Borrowers, the Obligors, entered into the ABL Facility for an initial aggregate principal amount of $265.0 million (A$406.6 million) with Global Loan Agency Services Australia Pty Ltd, as the Administrative Agent, Global Loan Agency Services Australia Nominees Pty Ltd, as Collateral Agent, and Stanwell Corporation Limited, as Lender. The ABL Facility replaced the Company's predecessor credit facility, dated May 8, 2023 (as amended and restated from time to time) with Highland Park XII Pte. Ltd, an affiliate of Oaktree Capital Management L.P., as lender, which the Company fully repaid in accordance with its terms and terminated in connection with entry into the ABL Facility.

The ABL Facility is a revolving credit facility that matures in five years. Availability under the ABL Facility is limited to an eligible borrowing base, determined by applying customary advance rates to eligible accounts receivable and inventory. Borrowings under the ABL Facility bear interest at a rate of 9% per annum, which may increase to 12% per annum depending on the level of the Borrowing Base Ratio.

As of December 31, 2025, the aggregate principal amount outstanding of the ABL Facility was $272.1 million (A$406.6 million), including $7.1 million of foreign currency loss on translation to U.S. dollars being the functional currency of Coronado Finance Pty Ltd.

Amounts outstanding under the ABL Facility are secured by (i) a first-priority lien in the ABL Collateral, and (ii) a second-priority lien on substantially all of the Company's assets and the assets of the guarantors, other than the ABL Collateral.

The ABL Facility contains customary representations and warranties and affirmative and negative covenants including, among others, a quarterly Borrowing Base Ratio test and, from December 31, 2027, the maintenance of a gearing ratio and interest coverage ratio.

The ABL Facility provides for customary events of default that may trigger certain repayment obligations and review events. A review event will occur under the ABL Facility if the Borrowing Base Ratio is below the specified minimum threshold of 80%. Following the occurrence of a review event, the Borrowers must promptly meet and consult in good faith with the Administrative Agent and the Lender to determine whether the Borrowing Base Ratio on the next testing date will be above the specified minimum threshold. If, at the end of a period of 10 business days after the occurrence of the review event, the Lender is not satisfied with the result of its discussions with the Borrowers, the Lender may require the Borrowers to repay outstanding borrowings in an aggregate amount sufficient to restore the Borrowing Base Ratio to the specified minimum threshold.

In the event of a default by the Borrowers (beyond any applicable grace or cure period, if any), the Administrative Agent may and, at the direction of the Lender, shall declare all amounts owing under the ABL Facility immediately due and payable, terminate the Lender's commitment to make loans under the ABL Facility and/or exercise any and all remedies and other rights under the ABL Facility.

In connection with the entry into the ABL Facility, the Company also entered into amendments to its existing coal supply agreements with Stanwell. Refer to Note 14. "Contract Obligations" for further information.

To establish the ABL Facility, the Company incurred debt issuance costs of $1.0 million. The deferred debt issuance costs were recognized as an asset which is amortized ratably over the term of the ABL Facility.

The carrying value of debt issuance costs, recorded as "Other non-current assets" in the Consolidated Balance Sheets, was $1.0 million as of December 31, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Loss on debt extinguishment in relation to predecessor credit facilities

The predecessor credit facilities were extinguished on June 18, 2025, and November 27, 2025, and as a result, outstanding deferred debt issuance costs of $7.0 million and $12.3 million of make-whole premium were recognized as a loss on debt extinguishment in the Company's Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2025.

Loan – Curragh Housing Transaction

On May 16, 2024, the Company completed an agreement for accommodation services and the sale and leaseback of housing and accommodation assets with a regional infrastructure and accommodation service provider, or collectively, the Curragh Housing Transaction. Refer to Note 16 "Other Financial Liabilities" for further information.

In connection with the Curragh Housing Transaction, the Company borrowed $26.9 million (A$40.4 million) from the same regional infrastructure and accommodation service provider. This amount was recorded as "Interest Bearing Liabilities" in the Consolidated Balance Sheets. The amount borrowed is payable in equal monthly installments over a period of ten years from commencement, with an effective interest rate of 14.14%. The Curragh Housing Transaction loan is not subject to any financial covenants.

The carrying value of the loan, net of issuance costs of $1.0 million, was $23.7 million as of December 31, 2025, $1.7 million of which is classified as a current liability.

16. Other Financial Liabilities

The following is a summary of other financial liabilities as of December 31, 2025 and 2024:

(US$ thousands)	December 31, 2025	December 31, 2024
Collateralized financial liabilities payable to third-party financing companies	$ —	$ 4,898
Collateralized financial liabilities - Curragh Housing Transaction	21,195	20,959
Debt issuance costs	(883)	(988)
Total other financial liabilities	20,312	24,869
Less: current portion	1,424	5,988
Other non-current financial liabilities	$ 18,888	$ 18,881

Collateralized financial liabilities – Curragh Housing Transaction

The Curragh Housing Transaction did not satisfy the sale criteria under Accounting Standards Codification, or ASC, 606 – *Revenues from Contracts with Customers* and was deemed a financing arrangement. As a result, the proceeds of $23.0 million (A$34.6 million) received for the sale and leaseback of property, plant and equipment owned by the Company in connection with the Curragh Housing Transaction were recognized as "Other Financial Liabilities" on the Company's Consolidated Balance Sheets. The term of the financing arrangement is ten years with an effective interest rate of 14.14%. This liability will be settled in equal monthly payments as part of the accommodation services arrangement.

The Curragh Housing Transaction provided additional liquidity to the Company and enhanced the level of accommodation services for our employees at our Curragh Mine.

In connection with the Curragh Housing Transaction, the Company granted the counterparty mortgages over certain leasehold and freehold land. The counterparty's rights are subject to a priority deed in favor of the Company's senior secured parties including, but not limited to, the holders of the Notes and Stanwell.

The carrying value of this financial liability, net of issuance costs of $0.9 million, was $20.3 million as at December 31, 2025, $1.4 million of which is classified as a current liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Workers' Compensation and Pneumoconiosis ("Black Lung") Obligations

In the United States, coal mine operations may lead to traumatic workers' compensation claims, as well as black lung disease claims. Injured workers generally file claims for traumatic injury under the governing state workers' compensation legislation. Workers may file claims due to black lung under the governing state workers' compensation legislation or under a series of federal laws that include the Federal Coal Mine Health and Safety Act of 1969, as amended, the Black Lung Benefits Act of 1973, and the Black Lung Benefits Reform Act of 1977. The Company provides for both traumatic workers compensation claims and occupational disease claims through an insurance policy.

The Company has secured workers' compensation insurance for work related injuries, including black lung, through a third-party commercial insurance company. The insurance policy covers claims that exceed $0.5 million per occurrence for all years, or aggregate claims in excess of $29.1 million for the policy year ended May 2024. As of December 31, 2025, the Company had provided cash collateral security of $73.2 million for policy years 2017 through 2026 (ending May 31, 2026).

For the years ended December 31, 2025, 2024 and 2023, the audited Consolidated Statements of Operations and Comprehensive Income included Company incurred claims, premium expenses and administrative fees related to workers' compensation benefits of $8.9 million, $8.9 million and $16.3 million, respectively. As of December 31, 2025 and 2024, the estimated workers' compensation liability was $43.1 million and $39.1 million, respectively, representing claims incurred but not paid based on the estimate of the outstanding claims under the coverage limits and the actuarially determined retained liability under the aggregate claim amount. As of December 31, 2025 and 2024, $38.5 million and $34.4 million, respectively, are recorded within "Other non-current liabilities" in the Consolidated Balance Sheets. The current portion of the Company's estimated workers' compensation liabilities are recorded within "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets.

18. Employee Benefit Plans

The Company has a 401(k) defined contribution plan in which all U.S. full time employees are eligible to participate upon their date of hire. Employees generally may contribute up to 100% of their qualifying compensation subject to statutory limitations. The Company matches up to 100% up to the first 6% of each participant's annual compensation for all employees. The Company's contributions immediately vest. Total Company contributions for the years ended December 31, 2025, 2024 and 2023 amounted to $5.1 million, $5.9 million and $5.5 million, respectively.

In the United States, the Company is self-insured for employee health care claims up to the lesser of $0.2 million per covered person or an aggregate amount depending on the various coverages provided to employees throughout the plan year for all employees. The Company has purchased coverage from a commercial insurance carrier to provide for any claims in excess of these amounts. At December 31, 2025 and 2024, the Company had accrued $3.1 million and $2.7 million, respectively, for claims incurred but not paid based on management's estimate of the Company's self-insured liability. For the years ended December 31, 2025, 2024 and 2023, the Company incurred claims, premium expenses and administrative fees related to this plan totaled $43.9 million, $40.2 million and $35.0 million, respectively.

19. Stock-Based Compensation

Total stock-based compensation expense was $1.1 million, $2.1 million and $2.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was included as a component of selling, general, and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income. The stock-based compensation expense includes compensation expense recognized in full at the grant date for employees that meet certain retirement eligibility criteria per the 2018 Plan (as defined below).

As of December 31, 2025, the Company had $2.8 million of total unrecognized compensation costs related to nonvested stock-based compensation awards granted under its equity incentive plans. This cost is expected to be recognized over 2.25 years, with a weighted-average period of 1.4 years, as stock-based compensation expense. This expected cost does not include the impact of any future stock-based compensation awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

a) 2018 Equity Incentive Plan

In connection with the completion of the Company's initial public offering of common stock, the Company implemented the Coronado Global Resources Inc. 2018 Equity Incentive Plan, or the 2018 Plan, which is designed to align compensation for certain key employees with the performance of the Company. Since its approval, there have been no updates to the 2018 Plan or issuances of a new plan.

The 2018 Plan provides for the grant of awards including stock options, or Options; stock appreciation rights; restricted stock units, or RSUs, and restricted stock, which are valued in whole or in part with reference to shares of the Company's CDIs or common stock, as well as performance-based awards, including performance stock units, or PSUs, denominated in CDIs or shares of common stock. Each award entitles the holder to receive one CDI, with ten CDIs representing one share of common stock, subject to applicable vesting conditions.

The Company measures the cost of all stock-based compensation, including stock options, at fair value on the grant date and recognizes such costs within "Selling, general and administrative expense" in the Consolidated Statements of Operations and Comprehensive Income. The Company recognizes compensation expense related to Options, PSUs and RSUs that cliff vest using the straight-line method during the requisite service period. For stock-based awards where vesting is dependent upon achieving certain operating performance goals, the Company estimates the likelihood of achieving the performance goals during the performance period. The Company accounts for forfeitures as and when they occur.

All awards require the grantee to be employed by the Company at the vesting date, except for grantees who meet certain retirement criteria under the 2018 Plan.

The following awards were outstanding under the 2018 Plan as of December 31, 2025:

Grant year	Vesting date	Performance period	PSUs
2025	31/03/2028	01/01/2025 - 31/12/2027	11,082,360
2024	31/03/2027	01/01/2024 - 31/12/2026	6,374,930
2023	31/03/2026	01/01/2023 - 31/12/2025	3,596,599
2022	31/03/2026	01/01/2022 - 31/12/2024	3,125,614

The vesting of PSUs is subject to the achievement of specified goals over the performance period. These goals are relative total shareholder return, or TSR, and scorecard performance metrics, or the Scorecard. TSR is determined based on the Company's percentile ranking of TSR over the performance period relative to a predefined peer group of similar companies.

The weighting of the TSR and performance metrics applicable to the PSUs granted is summarized below:

| Grant year | Relative TSR | Scorecard | | |
		Safety	TSR	Cashflow
2025	20.0%	30.0%	-	50.0%
2024 and 2023	33.3%	33.3%	0.0%	33.3%
2022	33.3%	22.2%	22.2%	22.2%

Awards subject to TSR vest based on service and market conditions. The fair value of relative TSR was estimated on the grant date using a Monte Carlo simulation model.

Awards subject to the Scorecard metrics vest based on service and performance conditions. The fair value of Scorecard awards was estimated using the grant date fair value of the Company's common stock adjusted for dividends foregone during the performance period.

Stock Option Awards

The Company's outstanding stock option awards were granted on the date of the IPO with an exercise price of $2.84 per CDI (A$4.00 per CDI) which was equal to the Company's IPO price.

The Stock Option activity is summarized below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Option Activity	2025	2024	2023
Outstanding at the beginning of the year	—	—	181,687
Vested	—	—	(181,687)
Outstanding at the end of the year	—	—	—
Exercisable at the end of the year	181,687	181,687	181,687

The weighted average grant date fair value of all Option awards granted was $0.27 per CDI. The exercise price of the option awards granted under the 2018 Plan is $2.38 per CDI (A$3.56 per CDI). The 181,687 vested Options will remain exercisable until they expire on October 23, 2028.

Performance Stock Unit Awards

Activity of the Company's PSUs that are ultimately payable in the Company's CDIs or the equivalent number of shares of common stock granted under the 2018 Plan is summarized below:

Performance Stock Units Activity	2025	2024	2023
Unvested at the beginning of the year	17,787,134	17,992,453	14,858,921
Granted	12,317,475	5,498,291	4,872,122
Forfeited	(3,258,851)	(4,314,219)	(1,451,677)
Vested and settled	(2,666,255)	(1,389,391)	(286,913)
Unvested and outstanding at the end of the year	24,179,503	17,787,134	17,992,453

	2025	2024	2023
Weighted-average grant date fair value (per CDI)	$ 0.42	$ 0.63	$ 0.58
Weighted-average remaining term (in years)	1.43	1.36	1.82

The weighted-average grant date fair value of all PSUs granted in 2025 was $0.11 (A$0.17).

The assumptions used to determine the fair value of the PSUs on each grant date were as follows:

	2025 Grant	2024 Grant	2023 Grant	2022 Grant
Time to maturity (in years) (i)	2.96	2.58	2.98	3.99
Dividend yield (ii)	6.7%	1.2%	7.8%	16.3%
Expected volatility (iii)	45.0%	50.0%	60.0%	60.0%
Risk-free interest rate (iv)	3.33%	3.54%	2.98%	2.66%

(i)   Time to maturity represents the period over which the PSUs will vest. All awards cliff vest at the end of the requisite service period.

(ii)   Dividend yield is the expected average yield of dividends expected over the vesting period.

(iii)   The volatility was estimated using comparable public company volatility and the Company's own volatility for similar terms.

(iv)   The risk-free interest rate was based on an interpolated Australian Government Bond Rate at the time of the grant for periods corresponding with the expected term of the PSUs.

The above inputs were consistent to determine the fair value of the market and performance conditions of the PSUs awards.

Restricted Stock Units

RSUs issued to certain employees are only subject to service conditions and vest at various intervals during the service period. The fair value of the award was determined using the market price of the Company's common stock at the date of grant, and compensation expense is recorded over the requisite service period.

Activity of the Company's RSUs that are ultimately payable in the Company's CDIs or the equivalent number of shares of common stock granted under the 2018 Plan is summarized below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Stock Units Activity	2025	2024	2023
Unvested at the beginning of the year	584,541	734,893	1,144,034
Granted	—	584,541	144,506
Forfeited	(31,654)	(18,525)	(46,593)
Vested and settled	(552,887)	(716,368)	(507,054)
Unvested and outstanding at the end of the year	—	584,541	734,893

	2025	2024	2023
Weighted-average grant date fair value (per CDI)	$ —	$ 0.87	$ 1.26
Weighted-average remaining term (in years)	—	0.58	0.23

20. Income Taxes

(Loss) income from continuing operations before income taxes for the years presented below consisted of the following:

	December 31,		
(US$ thousands)	2025	2024	2023
U.S.	$ (31,293)	$ 7,843	$ 334,373
Non-U.S.	(413,122)	(157,033)	(210,559)
Total	$ (444,415)	$ (149,190)	$ 123,814

Total income tax benefit for the periods presented below consisted of the following:

	December 31,		
(US$ thousands)	2025	2024	2023
Current:			
U.S. federal	$ 1,635	$ (867)	$ (6,303)
Non-U.S.	(166)	720	(2,715)
State	448	(636)	(1,895)
Total current	1,917	(783)	(10,913)
Deferred:			
U.S. federal	(12,156)	(61,977)	28,943
Non-U.S.	(551)	23,706	(45,976)
State	(1,569)	(1,255)	(4,305)
Total deferred	(14,276)	(39,526)	(21,338)
Total income tax benefit	$ (12,359)	$ (40,309)	$ (32,251)

As further described in Note 2, Summary of Significant Accounting Policies, the Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the year ended December 31, 2025 in accordance with the guidance in ASU No. 2023-09:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(US$ thousands)	December 31, 2025	
U.S. federal statutory tax rate	$ (93,327)	21.0%
State and local income tax, net of federal (national) income tax effect [1]	(864)	0.2%
Foreign tax effects		
Australia		
Statutory tax rate difference between Australia and United States	(37,070)	8.4%
Valuation allowance	109,438	(24.6%)
Foreign exchange permanent differences	14,992	(3.4%)
Other	(1,580)	0.4%
Effects of cross-border tax laws		
U.S. impact of branch income at 3.4%	(85,469)	19.2%
Changes in valuation allowance	81,640	(18.4%)
Non-taxable or non-deductible items	(1,765)	0.3%
Changes in unrecognized tax benefits	1,906	(0.4%)
Other adjustments	(260)	0.1%
Total income tax benefit	$ (12,359)	2.8%
Effective tax rate	2.8%	

[1] State taxes in West Virginia and Virginia made up the majority (greater than 50%) of the tax effect in this category.

The following is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the year ended December 31, 2024 and 2023, in accordance with the guidance prior to the adoption of ASU 2023-09:

(US$ thousands)	December 31, 2024	December 31, 2023
Current:		
Expected income tax expense at U.S. federal statutory rate	$ (31,330)	$ 26,001
Percentage depletion	(3,407)	(17,871)
FDII deduction	—	(7,796)
Permanent differences	(1,130)	2,176
Prior period tax return adjustments and amendments	(1,347)	(46,060)
Uncertain tax positions	(1,007)	21,243
U.S. and residual tax on foreign earnings	(32,007)	(11,146)
Australian branch impact on US taxes	29,924	(3,406)
State income taxes, net of federal benefit	(5)	4,608
Total income tax benefit	$ (40,309)	$ (32,251)
Effective tax rate	27%	(26.0%)

The 2023 prior period tax return adjustment and amendments relates predominantly to a Foreign Derived Intangible Income ("FDII") deduction in the U.S. which the Company has chosen to deduct after undertaking a study to confirm the Company's eligibility.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes using the enacted tax rates and laws currently in effect. Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31,	
(US$ thousands)	2025	2024
Deferred income tax assets:		
Accruals and provisions	$ 54,488	$ 40,594
Contract obligations	91,754	90,849
Lease obligations	47,327	43,633
Asset retirement obligation	56,845	59,981
Goodwill	6,510	6,047
Tax losses	331,732	115,695
Interest limitation carried forward	74,788	26,943
Other	12,158	31,228
Gross deferred income tax assets	675,602	414,970
Valuation allowance [1]	(316,489)	(114,088)
Total deferred income tax assets, net of valuation allowance	359,113	300,882
Deferred income tax liabilities:		
Property, plant, equipment and mine development, principally due to differences in depreciation, depletion and asset impairments	(313,866)	(277,424)
Warehouse stock	(18,053)	(12,209)
Right of use asset	(44,085)	(41,947)
U.S. liability on foreign deferred taxes	—	—
Other	(6,358)	(6,039)
Total deferred income tax liabilities	(382,362)	(337,619)
Net deferred income tax liability	$ (23,249)	$ (36,737)

[1] As of December 31, 2025, the Company recorded a valuation allowance of $316.5 million (2024: $114.1 million) against deferred tax assets consisting predominantly of tax losses, land and goodwill. A valuation allowance must be established for deferred tax assets if it is "more-likely-than-not" that they will not be realized. The increase in the valuation allowance of $202.4 million for the year was predominantly driven by tax losses incurred in 2025 which have not been recognized. Under Australian tax law, tax losses may be carried forward indefinitely and utilized subject to meeting the tax loss recoupment rules, which broadly look at whether the Company has maintained the same majority ownership and control, and failing that, whether the Company has maintained a similar business. In the United States, tax losses may be carried forward indefinitely but can only be used to shelter 80% of future taxable income in any year.

For U.S. tax purposes, the group had tax losses carried forward of $140.0 million at December 31, 2025 (2024: $26.9 million) (tax effected). At December 31, 2025, the Australian tax consolidated group had tax losses of $179.3 million carried forward (2024: $80.4 million) (tax effected). A company, which is not part of the Australian tax consolidated group, had tax losses carried forward of $12.1 million at December 31, 2025 (2024: $10.6 million) (tax effected) for which an equal valuation has been recognized.

BEPS Pillar Two: Australian legislation enacted for global and minimum domestic taxes

In December 2024, the Australian Government enacted legislation that implemented key aspects of Pillar Two of the OECD/G20 Two-Pillar Solution which includes a 15% global minimum tax for large multinational enterprises. This legislation did not have any impact on the Company in the current year and will be monitored going forward.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act") was signed into law. The legislation include a broad range of tax reform provisions affecting businesses including, but not limited to, the expansion of bonus depreciation, immediate expensing of domestic R&D costs, and revisions to the U.S. taxation of profits derived from international operations. The legislation has multiple effective dates, with certain provisions effective in fiscal year 2025 and others implemented through fiscal year 2027. The Act did not have a material impact on the Company's financial position and results of operations as of and for the fiscal year ended December 31, 2025.

Unrecognized Tax Benefits

The Company provides for uncertain tax positions, and the related interest and penalties, based upon

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

To the extent that the anticipated tax outcome of these uncertain tax positions changes, such changes in estimate will impact the income tax provision in the period in which such determination is made. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The effect of the total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate.

	December 31,	
(US$ Thousands)	2025	2024
At beginning of the year	$ 18,897	$ 20,784
Additions based on tax positions related to current year	—	122
Additions for tax positions of prior years	992	2,342
Reductions for tax positions of prior year (including impacts due to lapse in statute)	(586)	(4,351)
At end of the year	19,303	18,897

The return to provision adjustments for 2023 reflect a reduction due to results from the study conducted by specialists and the fact that the benefit was limited to taxable income. For the year ended December 31, 2025, the Company recorded interest of $1.5 million (2024: $0.5 million).

The Company is subject to taxation in the United States and Australia. As of December 31, 2025, tax years 2021 to 2024 are open to review from taxation authorities in the United States. In Australia, tax years 2021 to 2024 are open to review.

In 2025, material jurisdictions that are equal or greater than 5% of the total cash refund for taxes as disclosed including state taxes in West Virginia ($1.5 million). No federal or foreign taxes were paid or received during 2025.

21.   Derivatives and Fair Value Measurement

(a) Derivatives

The Company may use derivative financial instruments to manage its financial risks in the normal course of operations, including foreign currency risks, commodity price risk related to purchase of raw materials (such as gas or diesel) and interest rate risk. Derivatives for speculative purposes are strictly prohibited under the Treasury Risk Management Policy approved by the Board of Directors.

The financing counterparties to the derivative contracts potentially expose the Company to credit-related risk. Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of the financial instrument. The Company mitigates credit risk ensuring derivative contracts are entered with counterparties with high credit quality and frequently monitoring their financial condition.

Forward foreign currency contracts

The Company's Australian Operations utilize the cash generated from US$ denominated coal sales revenues to fund operating costs, which are predominantly in A$. During the year ended December 31, 2025, the Company entered into forward foreign currency contracts to hedge its foreign exchange exposure on a portion of the US$ denominated coal sales revenue at its Australian Operations, whose functional currency is A$.

The aggregate notional amount of the outstanding forward foreign currency derivative contracts designated as cash flow hedges was $80.0 million as at December 31, 2025, with maturity dates varying from January 2026 to March 2026. Given the forward foreign currency contracts were designated as cash flow hedges, the unrealized gain of $2.5 million was recognized in "Accumulated other comprehensive loss" at December 31, 2025 in the audited Consolidated Balance Sheet, and will be reclassified into "Coal revenues" in the Consolidated Statements of Operations and Comprehensive Income in the period in which the hedged transaction impacts income, expected to be within the next 3 months. Refer to Note 22. "Accumulated Other Comprehensive Losses".

As of December 31, 2025, the Company recognized a derivative asset of $2.5 million in respect of forward foreign currency contracts unrealized gain, classified within "Other Current Assets."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial instruments involve uncertainty and cannot be determined with precision.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Financial Instruments Measured on a Recurring Basis

As of December 31, 2025, the Company's forward foreign currency contracts, a net derivative asset of $2.5 million, were required to be measured at fair value on a recurring basis based on a valuation that is corroborated by the use of market-based pricing (Level 2). As at December 31, 2024, there were no financial instruments required to be measured at fair value on a recurring basis.

Other Financial Instruments

The following methods and assumptions are used to estimate the fair value of other financial instruments as of December 31, 2025 and 2024:

- Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, lease liabilities and other current financial liabilities: The carrying amounts reported in the Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments.

- Restricted deposits, lease liabilities, interest bearing liabilities and other financial liabilities: The fair values approximate the carrying amounts reported in the Consolidated Balance Sheets.

- Interest bearing liabilities: The Company's outstanding interest-bearing liabilities are carried at amortized cost. As of December 31, 2025, the fair value of the amounts drawn under the ABL Facility approximated the carrying value reported in the Consolidated Balance Sheet. As of December 31, 2025, the estimated fair value of the Notes was $366.9 million based upon quoted prices in a market that is not considered active (Level 2), and the estimated fair value of the Curragh Housing loan was $26.4 million based upon unobservable inputs (Level 3).

22. Accumulated Other Comprehensive Losses

The Company's Accumulated Other Comprehensive Losses consisted of foreign currency translation adjustments for subsidiaries for which the functional currency is different to the Company's functional currency (the U.S. dollar) and net unrealized gains (losses) from forward foreign currency contracts designated as cash flow hedge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(US$ thousands)	Foreign currency translation adjustments		Net unrealized gain on cash flow hedge - forward foreign currency contracts		Total	
Balance at December 31, 2023	$	(89,927)	$	—	$	(89,927)
Net current-period other comprehensive income (loss):						
Loss in other comprehensive income before reclassifications		(10,524)		—		(10,524)
Loss on long-term intra-entity foreign currency transactions		(37,109)		—		(37,109)
Total net current-period other comprehensive loss		(47,633)		—		(47,633)
Balance at December 31, 2024		(137,560)		—		(137,560)
Net current-period other comprehensive income (loss):						
(Loss) gain in other comprehensive income before reclassifications		(13,909)		3,683		(10,226)
Gain on long-term intra-entity foreign currency transactions		28,546		—		28,546
Gain reclassified from accumulated other comprehensive losses		—		(1,204)		(1,204)
Tax effects		—		—		—
Total net current-period other comprehensive losses		14,637		2,479		17,116
Balance at December 31, 2025	$	(122,923)	$	2,479	$	(120,444)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Commitments

(a) Mineral Leases

The Company leases mineral interests and surface rights from land owners under various terms and royalty rates. The future minimum royalties under these leases are as follows:

(US$ thousands)		Amount
Year ending December 31,		
2026	$	3,992
2027		3,589
2028		3,558
2029		3,551
2030		6,200
Thereafter		18,219
Total	$	39,109

Mineral leases are not in scope of ASC 842 and continue to be accounted for under the guidance in ASC 932, Extractive Activities – Mining.

(b) Other commitments

As of December 31, 2025, purchase commitments for capital expenditures were $7.8 million, all of which will be payable within the next 12 months.

In Australia, the Company has generally secured the ability to transport coal through rail contracts and coal export terminal contracts that are primarily funded through take-or-pay arrangements with terms ranging up to 10 years. In the U.S., the Company typically negotiates its rail and coal terminal on an annual basis. As of December 31, 2025, these Australian and U.S. commitments under take-or-pay arrangements totaled $618.3 million, of which $98.8 million will be payable within the next year, $201.5 million within 1-3 years, $210.0 million within 3-5 years and $108.1 million thereafter.

24. Contingencies

Surety bond, letters of credit and bank guarantees

In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank guarantees, letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company's Consolidated Balance Sheets. Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments.

For the U.S. Operations, in order to provide the required financial assurance for post-mining reclamation, the Company generally uses surety bonds. The Company uses surety bonds and bank letters of credit to collateralize certain other obligations including contractual obligations under workers' compensation insurance. As of December 31, 2025, the Company had outstanding surety bonds of $20.0 million and outstanding bank guarantees of $10.0 million.

For the Australian Operations, as at December 31, 2025, the Company had bank guarantees outstanding of $35.7 million, primarily in respect of certain rail and port take-or-pay arrangements of the Company.

As of December 31, 2025, the Company, in aggregate, had total outstanding bank guarantees of $45.7 million to secure its obligations and commitments.

Future regulatory changes relating to the above obligations could result in increased obligations, additional costs or additional collateral requirements.

Restricted deposits – cash collateral

As required by certain agreements, the Company had total cash collateral in the form of deposits of $141.7 million and $68.5 million as of December 31, 2025 and 2024, respectively, to provide back-to-back support for bank guarantees, other performance obligations, various other operating agreements and contractual obligations under workers' compensation insurance. These deposits are restricted and classified as "Non-current" assets in the Consolidated Balance Sheets.

Future regulatory changes in relation to these obligations or deterioration of the Company's credit rating could result in increased obligations, additional costs or additional collateral requirements.

Stanwell Contingent Liability

On November 27, 2025, the Company and Stanwell entered into the Second Amendment Deed which, among other things, waived the rebate amounts that would have otherwise been payable under the ACSA from January 1, 2026 until the final delivery date, which is expected to occur in the first half of 2027.

Pursuant to the terms of the Second Amendment Deed, if a change of control occurs within two years of the amendment date, the Company must obtain Stanwell's prior consent and, prior to the change of control occurring, pay all rebates waived plus interest. Additionally, if the Company's current controlling shareholder ceases to control the Company by disposing of 20% or more of its shares, the Company must immediately pay all rebates waived by Stanwell plus interest.

The potential obligation constitutes a contingent liability. However, the amount of such liability is subject to significant uncertainty due to its dependence on prevailing coal market prices during the waiver period and future coal export volumes. Both variables are inherently volatile and influenced by external factors beyond the Company's control, including commodity price fluctuations, geopolitical developments, and market demand shifts. As a result, the Company does not believe it can reasonably estimate the amount of the potential obligation.

From time to time, the Company is a party to other legal proceedings in the ordinary course of business in Australia, the U.S. and other countries where the Company does business. Based on current information, the Company believes that such other pending or threatened proceedings are likely to be resolved without a material adverse effect on its financial condition, results of operations or cash flows. In management's opinion, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on the financial condition, results of operations and/or liquidity of the Company.

25. Related-Party Transactions

Coronado Group LLC

Under the Coronado Group LLC agreement (as amended, effective October 23, 2018), 2,900 management incentive units were designated and authorized for issuance to certain members of management to motivate and retain senior management. The incentive units are intended to allow key members of management to share in the profits of the Company after certain returns are achieved by the equity investors. The incentive units constitute "profit interests" for the benefit of senior management in consideration of services rendered and to be rendered.

Coronado Coal LLC and Coronado II LLC merged to form Coronado Group LLC in July 2015. Coronado IV LLC was merged into Coronado Group LLC, the Company's controlling stockholder, on June 30, 2016. Under the updated formation agreement dated June 30, 2016, the 2,500 units issued upon the initial formation of Coronado Group LLC were replaced by the new incentive units. At December 31, 2025 and 2024, 2,900 management incentive units were outstanding.

The incentive units are comprised of three tiers, which entitle the holders to receive distributions from Coronado Group LLC subordinate to the distributions to be received by its members. As of December 31, 2025 and 2024, a portion of the authorized units had been allocated to various members of the Company's management including Mr. Garold Spindler, our former CEO and current Executive Chair, who is also member of Coronado Group LLC.

Stockholder's Agreement and Registration Rights and Sell-Down Agreement

As of December 31, 2025, Coronado Group LLC had aggregate beneficial ownership of 50.4% of the Company's shares. On September 24, 2018, Coronado Group LLC and the Company entered into a Stockholder's Agreement and a Registration Rights and Sell-Down Agreement which govern the relationship between Coronado Group LLC and the Company for so long as the funds managed by The Energy & Minerals Group, or EMG Group, beneficially own in the aggregate at least 50% of our outstanding shares of common stock (including shares of common stock underlying CDIs), including certain governance matters relating to the Company. Under this Agreement, Coronado Group LLC has the ability to require the Company to register its shares under the U.S. Securities Exchange Act of 1934 and to provide assistance to Coronado Group LLC in selling some or all of its shares (including in the form of CDIs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Stockholder's Agreement provides for the following:

- Consent rights: Coronado Group LLC (or its successors or permitted assigns) will have certain consent rights, whereby certain specified actions require approval by Coronado Group LLC prior to these actions being undertaken;

- Provision of information to Coronado Group LLC: There are information sharing arrangements relating to the provision of financial and other information by the Company and its subsidiaries to Coronado Group LLC entities, and the Company is required to cooperate with and assist Coronado Group LLC in connection with any financing (or refinancing) undertaken by the Company;

- Pro rata issuances: While Coronado Group LLC entities beneficially own in the aggregate at least 10% of the outstanding Shares, unless Coronado Group LLC (or its successors or permitted assigns) agrees otherwise, issuances of equity securities must have been offered to the Coronado Group LLC entities in respect of their pro rata shares, and any equity securities to be allocated by the Company under a share incentive plan will be sourced by purchasing them in the market rather than by issuing them; and

- Board rights: Coronado Group LLC has certain rights regarding the board including the right, but not the obligation, to designate the Directors to be included in the membership of any board committee, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

Relationship Deed

On September 24, 2018, the Company and Coronado Group LLC entered into a Relationship Deed under which the Company provides a number of indemnities in favor of Coronado Group LLC, including in relation to certain matters related to its ASX initial public offering, or Australian IPO, and also certain guarantees that have in the past been provided or arranged by Coronado Group LLC and its affiliates in support of Company obligations. Under the Relationship Deed, Coronado Group LLC also agrees to indemnify the Company in relation to certain Australian IPO-related matters and reimburse certain costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Coronado Global Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Coronado Global Resources Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Going Concern

Description of the matter

Note 1(d) to the consolidated financial statements discloses the conditions and events that existed at interim reporting periods during 2025 which raised substantial doubt about the Company's ability to continue as a going concern and management's conclusion that these conditions and events were alleviated at December 31, 2025.

A significant judgement relevant to management's going concern assessment is the Company's potential future obligation to provide surety under the Financial Provisioning Act for the Curragh mine complex as described in Note 1(d).

The evaluation of whether substantial doubt in relation to going concern existed at December 31, 2025, was a critical audit matter as the assessment of management's cash flow forecasts and related assumptions, such as production targets and metallurgical coal pricing, as well as the liquidity implications of the potential future obligation to provide surety under the Financial Provisioning Act, was complex and required significant auditor judgement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to perform its going concern assessment, including the determination of key assumptions and the evaluation of the relevant conditions and events that may impact its conclusion.

We tested the key assumptions used in the Company's liquidity and cash flow forecasts relating to production targets and metallurgical coal prices by comparing them to historical information, budgets and independently sourced forecasts. We performed sensitivity analysis on key assumptions to assess the impact on forecast liquidity.

We evaluated the significance and likelihood of the potential obligation to provide surety under the Financial Provisioning Act, which included discussions with the Company's internal legal counsel. We assessed the completeness and accuracy of the related disclosures including how the Company's considerations of the significance of events and conditions that raised substantial doubt in relation to going concern at prior interim periods had been alleviated at December 31, 2025.

/s/ Ernst & Young

We have served as the Company's auditor since 2020.

Brisbane, Australia
March 3, 2026

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Group Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and concluded that such disclosure controls and procedures were effective to provide reasonable assurance that the desired control objectives were achieved.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2025, using the framework specified in *Internal Control – Integrated Framework (2013)*, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Our Independent Registered Public Accounting Firm, Ernst & Young, has audited our internal control over financial reporting, as stated in their unqualified opinion report included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Coronado Global Resources Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Coronado Global Resources Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Coronado Global Resources Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Brisbane, Australia
March 3, 2026

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) promulgated under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be furnished by this Item will be set forth in our definitive proxy statement for the 2026 Annual General Meeting of Stockholders, or the Proxy Statement, under the headings "Proposals 1 and 2: Election of Director Nominees," "Executive Officers and Corporate Governance," "Delinquent Section 16(a) Reports" and "Securities Dealing Policy" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Executive Compensation" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Executive Officers and Corporate Governance" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Ratification of the Appointment of Ernst & Young as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2026" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements. See the index to Financial Statements and Supplementary Data on page 113 of this Annual Report on Form 10-K.
2. Financial Statements Schedules. Schedules are omitted because they are not required or applicable, or the required information is included in the Financial Statements or related notes thereto.
3. Exhibits. The exhibits filed with or incorporated by reference as part of this Annual Report on Form 10-K are set forth in the Exhibit Index.

(b)   The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

The following documents are filed as exhibits hereto:

Exhibit No.	Description of Document
2.1*	Share Sale Agreement-Cork, dated as of December 22, 2017, by and among Coronado Australia Holdings Pty Ltd, Coronado Group LLC and Wesfarmers Limited (filed as Exhibit 2.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 28, 2019 and incorporated herein by reference)
3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.1	Stockholder's Agreement, dated as of September 24, 2018, by and between the Company and Coronado Group (filed as Exhibit 4.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.2	Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, by and between the Company and Coronado Group (filed as Exhibit 4.2 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.3	Description of the Company's securities registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 24, 2020 and incorporated herein by reference)
4.4	Indenture, dated as of October 2, 2024, among Coronado Finance Pty Ltd, as issuer, Coronado Global Resources Inc., as guarantor, the subsidiaries of Coronado Global Resources Inc. named therein, as additional guarantors, Wilmington Trust, National Association, as trustee and priority lien collateral trustee, relating to Coronado Finance Pty Ltd.'s 9.250% Senior Secured Notes due 2029 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on October 2, 2024 and incorporated herein by reference)
4.5	Form of 9.250% Senior Secured Notes due 2029 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on October 2, 2024 and incorporated herein by reference)
10.1	Relationship Deed, dated as of September 24, 2018, by and among the Company, Coronado Group, certain EMG Group entities and their affiliates (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)

Exhibit No.	Description of Document
10.2†‡	Syndicated Facility Agreement, dated as of May 8, 2023, among Coronado Global Resources Inc., as guarantor, Coronado Finance Pty Ltd, as Australian borrower, Coronado Curragh Pty Ltd, as Australian borrower, the subsidiaries of Coronado Global Resources Inc. named therein, as additional guarantors, and Global Loan Agency Services Australia Pty Ltd, as administrative agent, Global Loan Agency Services Australia Nominees Pty Ltd, as collateral agent, the Hongkong and Shanghai Banking Corporation Limited, Sydney branch, as a lender and DBS Bank Limited, Australian branch, as a lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 8, 2023 and incorporated herein by reference)
10.3	Second Amendment to Syndicated Facility Agreement, dated as of July 1, 2023, among Citibank, N.A., as administrative agent, Coronado Coal Corporation, as U.S. Borrower, Coronado Finance Pty Ltd, as Australian Borrower, and the other Loan Parties, Administrative Agent and the lenders named therein (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on July 6, 2023 and incorporated herein by reference)
10.4†	First Amendment to Syndicated Facility Agreement, dated as of October 2, 2024, among Global Loan Agency Services Australia Pty Ltd, as administrative agent, Global Loan Agency Services Australia Nominees Pty Ltd, as collateral agent, Coronado Global Resources Inc., as holdings, and the guarantors named therein (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on October 2, 2024 and incorporated herein by reference)
10.5†	Third Amendment to Syndicated Facility Agreement, dated as of November 27, 2025, among Coronado Global Resources Inc., Coronado Coal Corporation, Coronado Finance Pty Ltd, as Australian borrower, Coronado Curragh Pty Ltd, as Australian borrower, Stanwell Corporation Limited, as lender, the other guarantors party thereto, Global Loan Agency Services Australia Pty Ltd. as administrative agent, and Global Loan Agency Services Australia Nominees Pty Ltd, as collateral agent
10.6‡	Coronado Global Resources Inc. 2025 Short-Term Incentive Plan
10.7‡	Coronado Global Resources Inc. 2018 Equity Incentive Plan (filed as Exhibit 10.4 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.8	Coronado Global Resources Inc. 2018 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement filed on April 13, 2023)
10.9	Coronado Global Resources Inc. Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Proxy Statement filed on April 13, 2023)
10.10	Amendment No. 1 to the Coronado Global Resources Inc. Employee Stock Purchase Plan, effective as of November 18, 2023 (filed as Exhibit 4.6 to the Company Registration Statement on Form S-8 (File No. 000-56044) filed on November 27, 2023 and incorporated herein by reference)
10.11	Amendment No. 2 to the Coronado Global Resources Inc. Employee Stock Purchase Plan, effective February 17, 2026
10.12	Amendment No. 3 to the Coronado Global Resources Inc. Employee Stock Purchase Plan, effective February 26, 2026
10.13>‡	Coronado Global Resources Inc. 2018 Non-Executive Director Plan (filed as Exhibit 10.5 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.14>	Employment Agreement, dated as of May 25, 2023, between Coronado Global Resources Inc. and Garold Spindler (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 31, 2023 and incorporated herein by reference)

Exhibit No.	Description of Document
10.15>‡	Employment Agreement dated as of July 7, 2020, by and between Curragh Queensland Mining Pty Ltd and Gerhard Ziems (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A (File No. 000-56044) filed on July 7, 2020 and incorporated herein by reference)
10.16>‡	Employment Agreement dated as of June 28, 2023, by and between Coronado Global Resources Inc. and Jeffrey Bitzer
10.17>	Appointment Agreement, dated as of May 25, 2023, between Coronado Global Resources Inc. and Douglas G. Thompson (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 31, 2023 and incorporated herein by reference)
10.18>‡	Employment Agreement dated as of July 12, 2021, by and between Coronado Global Resources Inc. and Christopher P. Meyering (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 22, 2022 and incorporated herein by reference)
10.19>‡	Employment Agreement dated as of October 18, 2018, by and between Coronado Curragh Pty Ltd and Emma Pollard (filed as Exhibit 10.11 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.20>	Employment Agreement dated December 20, 2024, between Curragh Queensland Mining Pty Ltd and Barend J. van der Merwe (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-56044) filed on May 8, 2025 and incorporated herein by reference)
10.21>	Employment Agreement dated December 17, 2025, between Curragh Queensland Mining Pty Ltd and Craig Manz
10.22>	Employment Agreement dated July 28, 2025, between Curragh Queensland Mining Pty Ltd and Philip Peacock (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-56044) filed on November 10, 2025 and incorporated herein by reference)
10.23>	Form of Stock Option Award Agreement (Long Term Incentive Grant) (filed as Exhibit 10.12 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.24>	Form of Performance Stock Unit Award Agreement (Long Term Incentive Grant) (filed as Exhibit 10.13 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.25>	Form of Non-Executive Director Restricted Stock Unit Award Agreement (filed as Exhibit 10.14 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.26>	Form of Restricted Stock Unit Award Agreement (Retention Grant) (filed as Exhibit 10.15 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.27>	Form of Restricted Stock Unit Award Agreement (STIP Deferral Grant) (filed as Exhibit 10.16 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.28>	Summary of Non-Executive Director Compensation (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 24, 2020 and incorporated herein by reference)
10.29>	Form of Agreement of Indemnity, Insurance and Access (filed as Exhibit 10.18 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.30‡	Amended Coal Supply Agreement, dated as of November 6, 2009, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd) (filed as Exhibit 10.20 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)

Exhibit No.	Description of Document
10.31‡	Deed of Amendment to the Amended Coal Supply Agreement, dated as of November 21, 2016, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd) (filed as Exhibit 10.21 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.32‡	Curragh Mine New Coal Supply Deed, dated August 14, 2018, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd (filed as Exhibit 10.22 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.33	Deed of Amendment, dated September 20, 2018 and effective September 21, 2018, among Coronado Curragh Pty Ltd, Stanwell Corporation Limited and Coronado Group LLC (filed as Exhibit 10.23 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.34	Deed of Amendment, dated March 5, 2019 and effective May 21, 2019, between Coronado Curragh Pty Ltd and Stanwell Corporation Limited (filed as Exhibit 10.24 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.35	Deed of Amendment, dated May 9, 2019 and effective May 21, 2019, between Coronado Curragh Pty Ltd and Stanwell Corporation Limited (filed as Exhibit 10.25 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.36†‡	Deed of Amendment dated June 10, 2025, by and among Coronado Curragh Ptyd Ltd, Stanwell Corporation Limited and the other parties thereto (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-56044) filed on August 11, 2025 and incorporated herein by reference)
10.37†‡	Deed of Amendment (No.2), dated November 27, 2025, by and among Coronado Curragh Pty Ltd, Coronado Finance Pty Ltd, Coronado Global Resources Inc., Stanwell Corporation Limited and other parties thereto
10.38†‡	New Coal Supply Agreement, dated as of July 12, 2019, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-56044) filed on November 7, 2019 and incorporated herein by reference)
19.1	Securities Dealing Policy of Coronado Global Resources Inc. (filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 19, 2025 and incorporated herein by reference)
21.1	List of Subsidiaries
23.1	Consent of Ernst & Young
23.2	Consent of Barry Lay
23.3	Consent of Daniel Millers
23.4	Consent of Claire McGahan
23.5	Consent of Marshall Miller & Associates, Inc.
31.1	Certification of the Chief Executive Officer pursuant to SEC Rules 13a-14(a) or 15d-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Group Chief Financial Officer pursuant to SEC Rules 13a-14(a) or 15d-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
95.1	Mine Safety Disclosures
96.1	Technical Report Summary for Curragh (filed as Exhibit 96.1 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 20, 2024 and incorporated herein by reference)

Exhibit No.	Description of Document
96.2	Technical Report Summary for Buchanan (filed as Exhibit 96.2 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 19, 2025 and incorporated herein by reference)
96.3	Technical Report Summary for Logan (filed as Exhibit 96.3 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 19, 2025 and incorporated herein by reference)
96.4	Technical Report Summary for Mon Valley (filed as Exhibit 96.4 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 19, 2025 and incorporated herein by reference)
101	The following materials from the Company's Annual Report on Form 10-K for the period ended December 31, 2025, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity/Members' Capital, (iv) Consolidated Statements of Cash Flows, (v) related notes to these financial statements and (vi) document and entity information
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

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* Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K, which portions will be furnished to the Securities and Exchange Commission upon request.

† Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) and Item 601(a)(6) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

‡ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, which portions will be furnished to the Securities and Exchange Commission upon request.

\> Management contract, compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Coronado Global Resources Inc. **(Registrant)**

By: /s/ Douglas Thompson

Douglas Thompson

Managing Director and Chief Executive Officer (as duly authorized officer and as principal executive officer of the registrant)


Date: March 3, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Douglas Thompson Douglas Thompson	Managing Director and Chief Executive Officer (Principal Executive Officer)	March 3, 2026
/s/ Barend J. van der Merwe Barend J. van der Merwe	Group Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 3, 2026
/s/ Garold Spindler Garold Spindler	Director	March 3, 2026
/s/ Philip Christensen Philip Christensen	Director	March 3, 2026
/s/ Greg Pritchard Greg Pritchard	Director	March 3, 2026
/s/ Laura Tyson Laura Tyson	Director	March 3, 2026
/s/ Aimee R. Allen Aimee R. Allen	Director	March 3, 2026
/s/ Jan C. Wilson Jan C. Wilson	Director	March 3, 2026

Stock Performance Graph
Pursuant to Section 14a-3(b)(9) of the Securities Exchange Act of 1934

The following performance graph compares the cumulative total return on our common stock from December 31, 2020, through December 31, 2025, with the cumulative total return of the following indices: (i) the ASX 200 Index and (ii) a peer group comprised of Stanmore Resources Ltd, Whitehaven Coal Ltd, New Hope Corporation Limited, Yancoal Australia Ltd, Core Natural Resources, Inc., Peabody Energy Corporation, Warrior Met Coal, Inc. and Alpha Metallurgical Resources, Inc. (collectively, the Peer Group). The Peer Group reflects publicly listed companies within the coal industry of similar size or product type to Coronado Global Resources Inc.

The performance graph assumes that the value of the investment was US$100 at December 31, 2020. The performance graph also assumes that the stock prices were adjusted for dividend reinvestments and that the investments were held through December 31, 2025.

COMPARISON OF CUMULATIVE TOTAL RETURN

Among Coronado Global Resources Inc., the ASX 200 Index and the Peer Group



OTHER INFORMATION

Below we set out additional information in relation to the Company's corporate governance, structure and shareholders. This includes information required to be included in our Annual Report to Stockholders under ASX Listing Rule 4.10.

Unless stated otherwise, the information below is current as at April 10, 2026.

Overview

Our securities have been listed for quotation in the form of CHESS Depositary Interests, or CDIs, on the ASX and traded under the symbol "CRN" since October 23, 2018. Prior to such time, there was no public market for our securities. Trading in our shares of common stock on ASX is undertaken using CDIs. Legal title to the shares underlying the CDIs is held by CHESS Depositary Nominees Pty Ltd, or CDN, a wholly-owned subsidiary of ASX Limited, the company that operates the ASX.

Each share of our common stock is equivalent to 10 CDIs.

As at April 10, 2026, there were a total of 167,645,373 shares of common stock on issue; 90,337,269.4 of which were held as CDIs (equivalent to 1,676,453,730 CDIs in total):

Type of Security	Number of Securities	Equivalent in CDIs
Common Stock held by Coronado Group LLC*	77,308,103.6	773,081,036
Common Stock held by CDN underlying the CDIs	90,337,269.4	903,372,694
Total number of CDIs assuming all shares held as CDIs		**1,676,453,730**

*These figures represent the common stock over which Coronado Group LLC holds legal ownership (on the assumption that all shares of common stock on issue are held as CDIs). As at April 10, 2026, Coronado Group LLC owns beneficially a further 71,980,369 CDIs in our company (accordingly, held by CDN on behalf of Coronado Group LLC) bringing Coronado Group LLC's total ownership in our company (legal and beneficial) to 845,061,399 CDIs, or 84,506,139.9 shares of common stock, ownership of which is further disclosed in our Proxy Statement under 'Security Ownership Of Certain Beneficial Owners And Management.'

Substantial Holders

The number of CDIs held by our substantial shareholders (being shareholders who, together with their associates, have a relevant interest in at least 5% of our voting shares as disclosed in substantial holding notices lodged with ASX and the SEC) assuming the conversion of common stock held by those shareholders into CDIs as at April 10, 2026, was as follows:

Name of Holder	Number Held (CDI Equivalent)	% of Total CDIs
CORONADO GROUP LLC*	845,061,399	50.4%

*As noted above, based on the SC 13D/A filed by Coronado Group LLC with the SEC on October 2, 2023, 84,506,139.9 shares of common stock are held by Coronado Group LLC. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group, collectively hold approximately 99% of the outstanding units of Coronado Group LLC.

Distribution of Equity Security Holders

The table below presents the number of shares of CDIs and common stock (as converted to CDIs) on issue by size of holding as at April 10, 2026. Related but separate legal entities are not aggregated:

Range	Total holders[1]	Units	% Units[2]
1 - 1,000	1,331	731,353	0.04
1,001 - 5,000	2,097	5,821,477	0.35
5,001 - 10,000	1,154	9,064,048	0.54
10,001 - 100,000	2,253	77,788,431	4.64
100,001 Over	482[3]	1,583,048,421[4]	94.42
Rounding			**0.01**
Total	**7,317[5]**	**1,676,453,730**	**100.00**

Unmarketable Parcels

An unmarketable parcel, as defined by the ASX Listing Rules, has been identified as being a parcel of securities worth less than A$500.00 based on the closing market price as at April 10, 2026 (A$0.33 per CDI).

As at April 10, 2026, there were 1,732 shareholders of CDIs and shares (as converted to CDIs) holding less than a marketable parcel.

Top 20 Holders

Holders of CDIs Only

The table below provides a list of the top 20 holders of our CDIs as at April 10, 2026. Related but separate legal entities are not aggregated:

Rank	Name	Units	% Units
1	CITICORP NOMINEES PTY LIMITED <DOMESTIC HIN A/C>	172,999,585	19.15
2	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	148,483,049	16.44
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	104,110,506	11.52
4	BNP PARIBAS NOMS PTY LTD	45,411,797	5.03
5	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	30,649,811	3.39
6	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	21,936,785	2.43
7	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	16,289,394	1.80
8	MR KAI CHEN	14,600,000	1.62
9	MS BO XU	10,000,000	1.11
10	MR QINGNAN WEN	9,000,000	1.00
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <EUROCLEAR BANK SA NV A/C>	8,350,642	0.92
12	UBS NOMINEES PTY LTD	7,797,693	0.86
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	7,676,007	0.85
14	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	6,112,449	0.68
15	MR RAYMOND JAMES ALLAN	5,497,846	0.61
16	MR ANDREY ZHMUROVSKY	5,443,709	0.60

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[1] Our registry provides a Range of Units Report based on CDI holdings only, this has been adapted to add Coronado Group LLC legal holdings as if held as CDIs being an amount of 773,081,036 CDIs, or the CG LLC Legal CDIs

[2] % Units is different to our registry % Units calculations due to inclusion of the CG LLC Legal CDIs

[3] Includes Coronado Group LLC as an additional holder compared to our registry CDI holders being 482 in total

[4] Note that this total of 1,583,048,421 includes the CG LLC Legal CDIs. Prior to addition of these 773,081,036 CDIs, our registry calculates the units of CDI holdings for this range as 809,967,391

[5] Includes Coronado Group LLC due to the CG LLC Legal CDIs

ii

17	QY LONG RIVER PTY LTD	4,126,900	0.46
18	MR CRAIG STEPHEN MARSHALL	4,000,000	0.44
19	BRAZIL FARMING PTY LTD	3,800,000	0.42
20	MR ROBERT WILSON	3,732,901	0.41
Totals: Top 20 holders of CDIs (Total)		**630,019,074**	**69.74**
Total Remaining Holders Balance		**273,353,626**	**30.26**

Holders of CDIs and Common Stock Combined

The table below provides a list of the top 20 holders of our securities including securities held in the form of both common stock and CDIs as at April 10, 2026. Information presented below is prepared on the assumption that all shares of common stock on issue are held as CDIs. Related but separate legal entities are not aggregated.

Details of shareholders if all shares of common stock on issue are held as CDIs:

Rank	Name	Units	% Units[6]
1	CORONADO GROUP LLC	773,081,036	46.11
2	CITICORP NOMINEES PTY LIMITED <DOMESTIC HIN A/C>	172,999,585	10.32
3	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	148,483,049	8.86
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	104,110,506	6.21
5	BNP PARIBAS NOMS PTY LTD	45,411,797	2.71
6	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	30,649,811	1.83
7	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	21,936,785	1.31
8	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	16,289,394	0.97
9	MR KAI CHEN	14,600,000	0.87
10	MS BO XU	10,000,000	0.60
11	MR QINGNAN WEN	9,000,000	0.54
12	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <EUROCLEAR BANK SA NV A/C>	8,350,642	0.50
13	UBS NOMINEES PTY LTD	7,797,693	0.47
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	7,676,007	0.46
15	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	6,112,449	0.36
16	MR RAYMOND JAMES ALLAN	5,497,846	0.33
17	MR ANDREY ZHMUROVSKY	5,443,709	0.32
18	QY LONG RIVER PTY LTD	4,126,900	0.25
19	MR CRAIG STEPHEN MARSHALL	4,000,000	0.24
20	BRAZIL FARMING PTY LTD	3,800,000	0.23
Totals: Top 20 holders of Common Stock and Chess Depositary Interests 10:1 (Total)		**1,399,367,209**	**83.47**
Total Remaining Holders Balance		**277,086,521**	**16.53**

Unquoted Securities

Preferred Stock (not listed on the ASX)

Coronado Group LLC holds one share of Series A preferred stock which is the only share of Series A preferred stock issued and outstanding as at April 10, 2026.

Options (not listed on ASX)

As at April 10, 2026, there were 181,687 options on issue to purchase CDIs (equivalent to 18,168.7 shares) under the 2018 Equity Incentive Plan. These options are held by 3 individuals.

---

[6] This is a calculation of relevant Units as a percentage of 1,676,453,730, being the total number of CDIs assuming all shares held as CDIs

The following table is a distribution schedule of the number of holders of options at April 10, 2026:

Range	Total holders	Number of CDIs
1 – 1,000	–	–
1,001 – 5,000	–	–
5,001 – 10,000	1	8,503
10,001 – 100,000	1	68,224
100,001 Over	1	104,960
Total	**3**	**181,687**

Performance Stock Units (not listed on ASX)

As at April 10, 2026, there were 14,356,746 Performance Stock Units, or PSUs, on issue for CDIs (equivalent to 1,435,674.6 shares of common stock) under the 2018 Equity Incentive Plan. These PSUs are held by 53 individuals.

The following table is a distribution schedule of the number of holders of PSUs as at April 10, 2026:

Range	Total holders	Number of CDIs
1 – 1,000	-	-
1,001 – 5,000	1	4,873
5,001 – 10,000	3	23,310
10,001 – 100,000	13	1,069,568
100,001 Over	36	13,258,995
Total	**53**	**14,356,746**

Restricted Stock Units (not listed on ASX)

As at April 10, 2026, there were no Restricted Stock Units, or RSUs, on issue under the 2018 Equity Incentive Plan.

Voting Rights

Common Stock

The holders of our common stock have a right to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation and bylaws do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the common stock voting may elect all of the directors, other than those directors that may be elected by the holder of the Series A Preferred Share. The holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business.

For as long as the EMG Group (via Coronado Group LLC) beneficially owns in the aggregate at least a majority of the outstanding shares of our common stock, subject to ASX Listing Rules, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of our common stock by a minimum number of votes that would be necessary to authorize to take such action at a meeting.

CDIs

Our bylaws provide that each shareholder has one vote for every share of common stock entitled to vote held of record by such shareholder and a proportionate vote for each fractional share of common stock entitled to vote so held, unless otherwise provided by Delaware General Corporation Law or in the certificate of incorporation.

Holders of CDIs have one vote for every ten CDIs held of record by such shareholder. To vote, holders of CDIs must instruct CDN, as the legal owner, to vote the shares of common stock underlying their CDIs in a particular manner.

Series A Preferred Share

Ownership of the Series A Preferred Share provides Coronado Group LLC with Board designation rights tied to the level of the aggregate beneficial ownership of shares of our common stock.

Other

Holders of issued but unexercised options, PSUs and RSUs are not entitled to vote.

Securities Purchased on Market

During the period 1 January 2025 to 31 December 2025, the Company instructed Computershare to purchase 3,248,729 CDIs on-market, for the purposes of satisfying entitlements of the holders of PSUs and RSUs to acquire CDIs under the Company's 2018 Equity Incentive Plan, at an average price as set out below per CDI:

Relevant Unquoted Security	Number of Equivalent CDIs	Average Price ($US) per CDI
PSU	2,666,255	0.35
RSU	582,474	0.14

Required Statements[7]

Coronado Global Resources Inc. makes the following additional disclosures:

a.	There is no current on-market buy-back of our securities
b.	Coronado Global Resources Inc. is incorporated in the State of Delaware in the United States of America.
c.	The registered office of Coronado Global Resources Inc. in Australia is Level 33, Central Plaza One, 345 Queen Street Brisbane 4000 Queensland Telephone:+61 7 3031 7777
d.	The share registry for our company is Computershare Investor Services Pty Limited (Computershare) Level 4, 44 Martin Place, Sydney NSW 2000; GPO Box 2975; Share Registry Telephone: +61 2 8234 5000
e.	The name of the Company Secretary is Susan Casey.
f.	The securities of Coronado Global Resources Inc. are not quoted on any exchange other than the ASX.
g.	The Company's 2025 Corporate Governance Statement is available at: https://coronadoglobal.com/sustainability/social/governance/
h.	Under Delaware General Corporation Law, we have elected not to be governed by Section 203 of the Delaware General Corporation Law (or any successor provision thereto), or Section 203, until immediately following the time at which the EMG Group (via Coronado Group LLC) no longer beneficially own in the aggregate common stock representing at least 10% of the then outstanding common stock, in which case we shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms would apply to us. Section 203 provides that an interested stockholder (along with its affiliates and associates) – i.e., a stockholder that has purchased greater than 15%, but less than 85% of a company's outstanding voting stock (with some exclusions) – may not engage in a business combination transaction with the company for a period of three years after buying more than 15% of a company's stock unless certain criteria are met or certain other corporate actions are taken by the company.

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[7] Other required additional information in accordance with ASX Listing Rule 4.10

v



STATEMENT OF COAL RESERVES AND COAL RESOURCES

2025



CORONADO 2025 STATEMENT OF COAL RESERVES AND COAL RESOURCES FOR CORONADO GLOBAL RESOURCES INC.

This annual statement of Coal Resources and Coal Reserves has been prepared by Coronado Global Resources Inc. (the "**Company**") in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2012 (the "**JORC Code"**) and the ASX Listing Rules. Unless otherwise stated, all capitalized terms used in this document have the same meaning as set out in the JORC Code. The Coal Resource and Coal Reserve estimates have been updated from the Company's 2024 annual statement to incorporate 2025 depletion and the Company's life of mine ("**LOM'**) plan updates in the Australian operations.

The information in this announcement relating to Coal Resources and Coal Reserves is based on information compiled by the Competent Persons. All named Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person. Each Competent Person has given and has not withdrawn their consent to the inclusion in this announcement of the Coal Resources and Coal Reserves information which they have provided in relation to their respective deposits in the form and context in which it appears.

Coal Resources and Coal Reserves are quoted on a 100 per cent basis and the Company owns 100% of the mining tenements comprising its operations.

Coal Resources and Coal Reserves are quoted as at 31 December 2025 and Coal Resources are quoted inclusive of the Coal Resources that have been converted to Coal Reserves (i.e. Coal Resources are not additional to Coal Reserves).

AUSTRALIAN OPERATIONS

The Coal Resources at the Curragh Mining Complex (comprised of three operating mines, Curragh North Open Cut Mine, Curragh South Open Cut Mine, collectively referred to in this statement as '**Curragh OC'**); and the Mammoth Underground Mine, operated by a non-related party of the Company, Mammoth Underground Mine Management Pty Ltd, referred to in this statement as '**Mammoth UG**') ("**Curragh**") as at 31 December 2025 are 919Mt, reported as inclusive of Coal Reserves. Coal Resources have decreased 5 Mt over the year due to open cut mining production depletion and an updated geological resource model based on additional drilling.

Since December 2024, total Coal Reserves at Curragh have decreased by 8Mt to 267Mt. This is primarily open cut production depletion over the 12 months and some minor adjustments to the LOM plan.

The Marketable Coal Reserves at Curragh have decreased by 9Mt to 204Mt. This is primarily production depletion over the 12 months, along with some minor variances to the coal product profile over the Life of Mine.

No other activity has taken place which would constitute a material change at the Australian Operations for the year ended 31 December 2025.

The information in this announcement relating to Coal Resources at Curragh is based on information compiled by Mr. Barry Lay, who is a Member of the Australian Institute of Mining and Metallurgy (AusIMM). Mr. Lay is a director of Resology Pty Ltd.

The information in this announcement relating to Open Cut Coal Reserves at Curragh is based on information compiled by Mr. Daniel Millers, who is a member of the AusIMM. Mr. Millers is currently an employee of Curragh Queensland Mining Pty Ltd, a wholly owned subsidiary of Coronado Global Resources Inc.



The information in this announcement relating to Underground Coal Reserves at Curragh is based on information compiled by Ms. Claire McGahan, who is a member of the AusIMM. Ms. McGahan is an employee of Talisman Technical Pty Ltd.

U.S. OPERATIONS

As at 31 December 2025, Coal Reserves for the U.S. Operations (on a run of mine coal mined unwashed or "**ROM**" basis) are reduced to 453Mt and the Marketable Coal Reserves have decreased to 275Mt. Changes to Coal Reserves at the U.S. operations are due to depletion at active complexes. On January 14, 2025, the Company completed the sale of its non-core idle Greenbrier mine complex ("**Greenbrier**"). Therefore, this 2025 Statement of Coal Reserves and Coal Resources for the Company does not include Coal Reserves and Coal Resources attributable to Greenbrier. In addition, on November 21, 2025, the Company completed the sale of its non-core Russell County property ("**Russell County**"). Therefore, this 2025 Statement of Coal Reserves and Coal Resources for the Company does not include Coal Reserves and Coal Resources attributable to Russell County.

Coal Resources as at 31 December 2025 are 913Mt, reported as inclusive of Coal Reserves.

No other activity has taken place which would constitute a material change at the U.S. Operations for the year ended 31 December 2025.

The information in this announcement relating to Coal Reserves and Coal Resources at the Company's U.S. operations is based on information compiled by Mr. Justin Douthat, who is a registered member of the Society for Mining, Metallurgy & Exploration, Inc. Mr. Douthat is employed by Marshall Miller & Associates, Inc.

COAL RESERVES AND RESOURCES TABLES

Coal Resources as of 31 December 2024 and 2025

Mine	2024 Coal Resources tonnes (millions)				2025 Coal Resources tonnes (millions)				Resources quality (adb)		
	Measured	Indicated	Inferred	Total	Measured	Indicated	Inferred	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	371	108	52	532	390	91	43	524	21.5	0.59	19.6
Mammoth UG	181	106	106	392	194	96	105	395	16.9	0.39	18.2
AUS TOTAL				**924**				**919**			
Buchanan	171	19	0	190	162	18	0	180	16.0	0.8	18.0
Logan	127	102	3	232	116	101	3	220	17.0	1.0	31.0
Greenbrier	0	0	0	0	0	0	0	0	0	0	0
Russell County	136	22	1	159	0	0	0	0	0	0	0
Mon Valley	291	214	9	514	291	214	9	514	31.0	1.4	26.0
U.S. TOTAL				**1,095**				**913**			

a) Totals may not sum due to rounding.
b) Coal Resources are reported inclusive of Coal Reserves.
c) Coal Resources for Curragh are reported on a 5.3% in-situ moisture basis.
d) Coal Resources for U.S. are reported on a dry basis. Surface moisture and inherent moisture are excluded.
e) Coal qualities are reported on an air-dried basis.
f) Changes to Coal Resources at the U.S. operations are due to depletion at active complexes. No development has occurred at Mon Valley.
g) Mon Valley property was previously referred to as Pangburn-Shaner-Fallowfield.
h) As noted above, on January 14, 2025, the Company completed the sale of Greenbrier. Therefore, the 2025 estimate of Coal Resources for Greenbrier is zero.
i) As noted above, on November 21, 2025, the Company completed the sale of Russell County. Therefore, the 2025 estimate of Coal Resources for Russell County is zero.



Coal Reserves as of 31 December 2024 and 2025

Mine	2024 Coal Reserves tonnes (millions)			2025 Coal Reserves tonnes (millions)			Reserves quality (adb)		
	Proved	Probable	Total	Proved	Probable	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	214	20	234	207	20	227	31.7	0.5	15.9
Mammoth UG	30	11	41	29	11	40	17.0	0.3	16.4
AUS TOTAL			**275**			**267**			
Buchanan	157	12	169	150	12	161	55.0	0.7	10.0
Logan	63	37	99	58	36	94	38.0	0.9	24.0
Greenbrier	0	0	0	0	0	0	0	0	0
Russell County	39	11	50	0	0	0	0	0	0
Mon Valley	114	83	197	114	83	197	37.0	1.2	23.0
U.S. TOTAL			**516**			**453**			

Mine	2024 Marketable Coal Reserves tonnes (millions)			2025 Marketable Coal Reserves tonnes (millions)			Reserves quality (adb)		
	Proved	Probable	Total	Proved	Probable	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	163	15	177	155	14	169	11.0	0.5	19.5
Mammoth UG	26	10	36	25	9	35	10.0	0.3	16.9
AUS TOTAL			**213**			**204**			
Buchanan	78	6	83	74	6	80	6.0	0.7	20.0
Logan	40	23	62	39	22	61	8.0	0.9	35.0
Greenbrier	0	0	0	0	0	0	0	0	0
Russell Country	24	5	29	0	0	0	0	0	0
Mon Valley	78	57	134	78	57	134	8.0	1.2	35.0
U.S. TOTAL			**310**			**275**			

a) Totals may not sum due to rounding.

b) Changes to Coal Reserves at the U.S. operations are due to depletion at active complexes. No development has occurred at Mon Valley.

c) ROM Coal Reserve tonnes are reported on a 7.5% moisture basis for Curragh and Air Dried for U.S. properties.

d) Coal qualities are reported on an air-dried basis.

e) Marketable Coal Reserves are reported on a 9.5% moisture basis for Curragh OC and 10% moisture basis for Mammoth UG. The Company's U.S. mines are reported on a 4.5% to 6% moisture basis.

f) The Marketable reserves table is reported in Coronado Global Resources Inc's Form10-K for the year ended 31 December 2025 to be filed with the SEC and the ASX.

g) Mon Valley property was previously referred to as Pangburn-Shaner-Fallowfield. Life-of-mine sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley Complex reserve average is 1.4% sulfur.

h) As noted above, on January 14, 2025, the Company completed the sale of Greenbrier. Therefore, the 2025 estimates of ROM and Marketable Coal Reserves attributable to Greenbrier are each zero.

i) As noted above, on November 21, 2025, the Company completed the sale of Russell County. Therefore, the 2025 estimates of ROM and Marketable Coal Reserves attributable to Russell County are each zero.



GENERAL

Preparation of this statement requires the Competent Person to adopt certain forward-looking assumptions including export coal price and mining cost assumptions. These assumptions are commercially confidential. Long-term export price assumptions are considered reasonable but differ from actual prices prevailing as at the balance date and mining cost assumptions may be affected by changes in mine planning or scheduling over time. These types of forward-looking assumptions are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company. Since December 2024, changes to the Coal Resources and Coal Reserves for the Company's operations are derived by adjusting Coal Reserves for appropriate reserve depletion which occurred during calendar year 2025. In addition, the 2025 Statement of Coal Reserves and Coal Resources for the Company does not include Greenbrier and does not include Russell County, the assets of which were sold by the Company effective January 14, 2025 and November 21, 2025, respectively. For the avoidance of doubt, neither the Competent Persons nor the Company makes any undertaking to subsequently update any forward-looking statements in this release to reflect events after the date of this release.

This Statement of Coal Reserves and Coal Resources is subject to risk factors associated with the mining industry. The estimates may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries, approvals and cost estimates. Note that totals may not sum due to rounding.

GOVERNANCE ARRANGEMENTS AND INTERNAL CONTROLS

The Company has put in place governance arrangements and internal controls with respect to its' estimates of Coal Reserves and Coal Resources and the estimation process, including:

- oversight and approval of each annual statement by responsible senior officers;
- establishment of internal procedures and controls to meet the requirements of the JORC Code;
- independent external review of new and materially changed estimates at regular intervals; and
- annual reconciliation with internal planning to validate Coal Reserve estimates for operating mines.

EXECUTIVE OFFICERS

Name	Position
Garold Spindler	Interim Chief Executive Officer and Director
Barend J. van der Merwe	Chief Financial Officer
Craig R. Manz	Chief Operating Officer
Philip Peacock	Chief Legal Officer
Emma Pollard	Chief People and Sustainability Officer

DIRECTORS

Garold Spindler
Interim Chief Executive Officer and Director

Greg Pritchard
Chair
Member, Audit, Governance and Risk Committee and Health, Safey, Environment and Community Committee
Former Managing Director and Chief Executive Officer, Energy Developments Limited

Aimee R. Allen
Chair, Compensation and Nominating Committee; Member, Health, Safey, Environment and Community Committee
Former Principal Consultant, Cyient Consulting

Philip Christensen
Chair, Health, Safey, Environment and Community Committee; Member, Audit, Governance and Risk Committee
Partner, Christensen Legal Pty Ltd and Chair, EcoJoule Energy Holdings Pty Ltd.

Laura Tyson
Member, Compensation and Nominating Committee and Health, Safey, Environment and Community Committee
Managing Director, Chief Operating Officer, General Counsel and Secretary, The Energy & Minerals Group

Jan C. Wilson
Chair, Audit, Governance and Risk Committee; Member, Compensation and Nominating Committee
Former Senior Advisor, Sustainable Energies Group of the Canada Pension Plan Investments